082-03109

PRICEWATERHOUSECOOPERS

10015034

RECEIVED
2010 JAN -4 P 12:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Samsung Electronics Co., Ltd.

Interim Financial Statements

September 30, 2009 and 2008

1/5

Samil PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.

Interim Financial Statements

September 30, 2009 and 2008

Samil PricewaterhouseCoopers

Samsung Electronics Co., Ltd.
Index
September 30, 2009 and 2008

Samil PricewaterhouseCoopers

A member firm of PRICEWATERHOUSECOOPERS

www.samil.com
LS Yongsan Tower
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of Samsung Electronics Co., Ltd. (the "Company") as of September 30, 2009, and the related non-consolidated statements of income for the three-month periods and nine-month periods ended September 30, 2009 and 2008, and changes in shareholders' equity and cash flows for the nine-month periods ended September 30, 2009 and 2008, expressed in Korean won. These interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the semi-annual review standard established by the Securities and Futures Commission of the Republic of Korea. This standard requires that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of Samsung Electronics Co., Ltd. as of December 31, 2008, and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders' equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those non-consolidated financial statements in our report dated February 13, 2009. The non-consolidated balance sheet as of December 31, 2008, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2008.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Without qualifying our review opinion, we draw your attention to Note 12 to the accompanying non-consolidated financial statements, in which as discussed, the amount of company's obligation arising from the suit filed by Samsung Motors Inc.'s creditors is uncertain as of date of this report. Accordingly, the ultimate effect of this matter on the company's financial statements can not be reasonably determined.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholders' equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
October 28, 2009

This report is effective as of October 28, 2009, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
September 30, 2009 and December 31, 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2009	2008	2009	2008
Assets				
Current Assets				
Cash and cash equivalents	₩2,079,190	₩2,360,190	$ 1,750,160	$ 1,986,692
Short-term financial instruments	5,956,624	3,306,326	5,013,993	2,783,103
Short-term available-for-sale securities	756,086	982,067	636,436	826,656
Trade accounts and notes receivable (Note 4)	7,249,572	3,089,840	6,102,333	2,600,875
Other accounts and notes receivable	914,881	1,002,962	770,102	844,244
Inventories (Note 5)	4,043,598	3,817,751	3,403,702	3,213,595
Short-term deferred income tax assets	939,254	1,366,927	790,618	1,150,612
Short-term lease receivables under finance lease	148,901	118,849	125,338	100,041
Prepaid expenses and others	2,617,017	1,745,901	2,202,876	1,469,614
Total current assets	24,705,123	17,790,813	20,795,558	14,975,432
Property,plant and equipment, net of accumulated depreciation (Note 8)	27,996,141	31,249,823	23,565,775	26,304,565
Long-term avilable-for-sale securities (Note 6)	1,309,434	1,128,853	1,102,217	950,213
Equity-method Investments (Note 7)	24,379,901	20,390,192	20,521,802	17,163,461
Intangible assets, net of accumulated amotization (Note 9)	647,531	653,059	545,060	549,713
Long-term lease receivables under finance lease	325,598	406,229	274,072	341,944
Long-term deposits and other assets (Note 10)	1,397,244	900,251	1,176,132	757,786
Total assets	₩80,760,972	₩72,519,220	$ 67,980,616	$ 61,043,114

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
September 30, 2009 and December 31, 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2009	2008	2009	2008
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts and notes payable	₩ 4,677,236	₩ 2,388,104	$ 3,937,067	$ 2,010,189
Other accounts and notes payable	3,345,529	3,787,431	2,816,102	3,188,073
Accrued expenses (Note 11)	4,683,841	4,169,503	3,942,627	3,509,683
Income taxes payable	419,279	412,368	352,928	347,111
Others	1,097,748	963,956	924,031	811,410
Total current liabilities	14,223,633	11,721,362	11,972,755	9,866,466
Foreign currency notes and bonds	102,545	108,170	86,317	91,052
Long-term accrued expenses (Note 11)	311,393	176,916	262,115	148,919
Deferred income tax liabilities	772,610	1,194,172	650,345	1,005,195
Accrued severance benefits	708,046	697,189	595,998	586,859
Other long-term liabilities	702,161	507,921	591,046	427,544
Total liabilities	₩16,820,388	₩14,405,730	$ 14,158,576	$ 12,126,035
Commitments and Contingencies (Note 12)				
Shareholders' equity				
Capital stock (Note 13)				
Preferred stock	₩ 119,467	₩ 119,467	$ 100,561	$ 100,561
Common stock	778,047	778,047	654,922	654,922
Capital surplus				
Paid-in capital in excess of par value	4,403,893	4,403,893	3,706,981	3,706,981
Other capital surplus	2,177,453	2,185,687	1,832,873	1,839,804
Capital adjustments				
Treasury stock (Note 15)	(8,439,169)	(8,910,135)	(7,103,678)	(7,500,114)
Stock option	225,704	385,957	189,987	324,880
Other capital adjustments	(61,484)	(72,835)	(51,754)	(61,309)
Accumulated other comprehensive income (Note 18)	3,533,818	3,807,357	2,974,593	3,204,846
Retained earnings (Note 14)	61,202,855	55,416,052	51,517,555	46,646,508
Total shareholders' equity	63,940,584	58,113,490	53,822,040	48,917,079
Total liabilities and shareholders' equity	₩80,760,972	₩72,519,220	$ 67,980,616	$ 61,043,114

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the Three-Month and Nine-Month Periods ended September 30, 2009 and 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month period ended September 30				For the nine-month period ended September 30			
	2009	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
Sales	₩24,861,999	₩19,256,170	$20,927,609	$16,208,897	₩64,447,860	₩54,502,614	$54,249,040	$45,877,621
Cost of sales	18,156,148	14,961,461	15,282,953	12,593,822	50,303,664	40,415,558	42,343,151	34,019,830
Gross profit	6,705,851	4,294,709	5,644,656	3,615,075	14,144,196	14,087,056	11,905,889	11,857,791
Selling, general and administrative expenses	3,938,457	3,271,318	3,315,200	2,753,635	10,165,590	9,015,857	8,556,894	7,589,105
Operating profit	2,767,394	1,023,391	2,329,456	861,440	3,978,606	5,071,199	3,348,995	4,268,686
Non-operating income								
Interest and dividend income	65,999	94,604	55,555	79,633	186,703	308,781	157,157	259,917
Commission income	26,273	19,192	22,115	16,155	60,424	61,177	50,862	51,496
Gain on disposal of available-for-sale securities	1,697	14,319	1,428	12,053	22,049	39,303	18,560	33,083
Gain on disposal of property, plant and equipment	8,191	48,254	6,895	40,618	142,755	88,126	120,164	74,180
Foreign exchange gains	907,371	893,539	763,780	752,137	4,302,956	1,432,901	3,622,017	1,206,146
Gain on foreign currency translation	662,140	126,010	557,357	106,069	1,324,085	212,951	1,114,550	179,252
Gain on valuation of equity-method investments (Note 7)	1,559,112	475,175	1,312,384	399,979	3,678,659	1,759,159	3,096,514	1,480,774
Others	23,953	110,143	20,163	92,713	262,339	317,156	220,824	266,965
	3,254,736	1,781,236	2,739,677	1,499,357	9,979,970	4,219,554	8,400,648	3,551,813

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the Three-Month and Nine-Month Periods ended September 30, 2009 and 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month period ended September 30				For the nine-month period ended September 30			
	2009	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
Non-operating expenses								
Interest expenses	₩ 30,541	₩ 12,543	$ 25,708	$ 10,558	₩ 73,313	₩ 38,553	$ 61,711	$ 32,452
Loss on disposal of trade accounts and notes receivable	31,035	58,076	26,124	48,886	107,443	160,673	90,440	135,247
Donations	14,985	54,403	12,614	45,794	40,053	81,885	33,715	68,927
Loss on disposal of property,plant and equipment	5,886	8,386	4,955	7,059	30,225	25,661	25,442	21,600
Foreign exchange losses	1,054,166	763,453	887,345	642,637	4,693,812	1,471,881	3,951,020	1,238,957
Loss on foreign currency translation	497,703	360,688	418,942	303,609	1,079,691	564,140	908,831	474,865
Losses from equity-method investments (Note 7)	94,699	110,237	79,713	92,792	329,025	268,488	276,957	226,000
Others	20,157	35,955	16,966	30,265	123,012	88,669	103,546	74,637
	1,749,172	1,403,741	1,472,367	1,181,600	6,476,574	2,699,950	5,451,662	2,272,685
Net income before income tax	4,272,958	1,400,886	3,596,766	1,179,197	7,482,002	6,590,803	6,297,981	5,547,814
Income tax expense (Note 16)	549,924	182,218	462,899	153,382	886,252	1,042,659	746,003	877,659
Net income	₩ 3,723,034	₩ 1,218,668	$ 3,133,867	$ 1,025,815	₩6,595,750	₩5,548,144	5,551,978	4,670,155
Basic earnings per share (Note 17) (in Korean won and U.S.dollars)	₩ 25,227	₩ 8,298	$ 21.23	$ 6.99	₩ 44,845	₩ 37,856	$ 37.75	$ 31.89
Diluted earnings per share (Note 17) (in Korean won and U.S. dollars)	₩ 25,111	₩ 8,222	$ 21.14	$ 6.93	₩ 44,638	₩ 37,482	$ 37.57	$ 31.58

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Changes in Shareholders' Equity
For the Nine-Month Period ended September 30, 2009

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Shareholders' equity at January 1, 2009	₩ 897,514	₩ 6,589,580	₩ (8,597,013)	₩ 3,807,357	₩55,416,052	₩58,113,490	$755,483	$5,546,785	$ (7,236,543)	$ 3,204,846	$46,646,508	$48,917,079
Cash dividends from prior year's net income	-	-	-	-	(735,440)	(735,440)	-	-	-	-	(619,057)	(619,057)
Retained earnings after appropriations	-	-	-	-	54,680,612	57,378,050	-	-	-	-	46,027,451	48,298,022
Cash dividends from current year's net income	-	-	-	-	(73,507)	(73,507)	-	-	-	-	(61,875)	(61,875)
Disposal of treasury stock	-	(4,607)	470,966	-	-	466,359	-	(3,878)	396,436	-	-	392,558
Stock option activities	-	-	(160,254)	-	-	(160,254)	-	-	(134,894)	-	-	(134,894)
Valuation of available-for-sale securities	-	-	-	131,244	-	131,244	-	-	-	110,475	-	110,475
Share of investees' other comprehensive income	-	(3,627)	11,352	(404,783)	-	(397,058)	-	(3,053)	9,556	(340,727)	-	(334,224)
Net income	-	-	-	-	6,595,750	6,595,750	-	-	-	-	5,551,978	5,551,978
Shareholders' equity at September 30, 2009	₩ 897,514	₩ 6,581,346	₩ (8,274,949)	₩ 3,533,818	₩61,202,855	₩63,940,584	$755,483	$5,539,854	$ (6,965,445)	$ 2,974,594	$51,517,554	$53,822,040

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Changes in Shareholders' Equity
For the Nine-Month Period ended September 30, 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Shareholders' equity at January 1, 2008	₩ 897,514	₩ 6,363,533	₩ (8,682,295)	₩ 2,019,195	₩50,962,677	₩51,560,624	$ 755,483	$ 5,356,509	$ (7,308,329)	$ 1,699,659	$42,897,877	$43,401,199
Cumulative effects of restatements	-	211,462	(65,086)	(144,427)	98,980	100,929	-	177,999	(54,786)	(121,572)	83,316	84,957
Restated beginning balance	897,514	6,574,995	(8,747,381)	1,874,768	51,061,657	51,661,553	755,483	5,534,508	(7,363,115)	1,578,087	42,981,193	43,486,156
Cash dividends from prior year's net income	-	-	-	-	(1,098,098)	(1,098,098)	-	-	-	-	(924,325)	(924,325)
Retained earnings after appropriations	-	-	-	-	49,963,559	50,563,455	-	-	-	-	42,056,868	42,561,831
Cash dividends from current year's net income	-	-	-	-	(73,411)	(73,411)	-	-	-	-	(61,794)	(61,794)
Income tax effect from disposal of revaluated assets	-	(156)	-	-	-	(156)	-	(131)	-	-	-	(131)
Disposal of treasury stock	-	4,365	228,427	-	-	232,792	-	3,674	192,279	-	-	195,953
Stock option activities	-	2,305	(82,860)	-	-	(80,555)	-	1,940	(69,747)	-	-	(67,807)
Valuation of available-for-sale securities	-	-	-	(271,064)	-	(271,064)	-	-	-	(228,168)	-	(228,168)
Share of investees' other comprehensive income	-	11,507	1,493	2,125,656	-	2,138,656	-	9,686	1,256	1,789,273	-	1,800,215
Net income	-	-	-	-	5,548,144	5,548,144	-	-	-	-	4,670,154	4,670,154
Shareholders' equity at September 30, 2008	₩ 897,514	₩ 6,593,016	₩ (8,600,321)	₩ 3,729,360	₩55,438,292	₩58,057,861	$ 755,483	$ 5,549,677	$ (7,239,327)	$ 3,139,192	$46,665,228	$48,870,253

The accompanying notes are an integral part of these non-consolidated financial statements
See Report of Independent Accountants.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the Nine-Month Periods ended September 30, 2009 and 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2009	2008	2009	2008
Cash Flows from operating activities				
Net income	₩6,595,750	₩5,548,144	$ 5,551,978	$ 4,670,155
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	5,762,102	5,652,688	4,850,254	4,758,155
Provision for severance benefits	340,610	383,933	286,709	323,176
Loss on disposal of trade accounts and notes receivable	107,443	160,673	90,440	135,247
Bad debt expenses	46,305	29,308	38,977	24,670
Loss on disposal of property, plant and equipment	30,225	25,661	25,442	21,600
Gain on disposal of property, plant and equipment	(142,755)	(88,126)	(120,164)	(74,180)
Gain on disposal of available-for-sale securities	(22,049)	(39,303)	(18,560)	(33,083)
Loss on foreign currency translation	1,079,691	564,140	908,831	474,865
Gain on foreign currency translation	(1,324,085)	(212,951)	(1,114,550)	(179,252)
Losses from equity-method investments	329,025	268,488	276,957	226,000
Earnings from equity-method investments	(3,308,291)	(1,759,159)	(2,784,757)	(1,480,774)
Deferred income taxes	41,370	(58,073)	34,823	(48,883)
Others	89,049	234,274	74,958	197,200
	9,624,390	10,709,697	8,101,338	9,014,896
Changes in operating assets and liabilities				
Increase in trade accounts and notes receivable	(4,388,806)	(2,269,051)	(3,694,281)	(1,909,976)
Decrease (Increase) in other accounts and notes receivable	76,972	(21,918)	64,791	(18,449)
Increase in inventories	(281,487)	(1,144,113)	(236,942)	(963,058)
Decrease in trade accounts and notes payable	2,242,222	1,916,139	1,887,392	1,612,912
Increase (Decrease) in other accounts and notes payable	(1,250,757)	430,709	(1,052,826)	362,550
Increase(Decrease) in accrued expenses	756,346	(159,832)	636,655	(134,539)
Increase(Decrease) in income taxes payable	6,911	(213,228)	5,817	(179,485)
Payment of severance benefits	(388,951)	(196,344)	(327,400)	(165,273)
Others	70,756	148,494	59,560	124,995
Net cash provided by operating activities	6,467,596	9,200,553	5,444,104	7,744,573

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the Nine-Month Periods ended September 30, 2009 and 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2009	2008	2009	2008
Cash flows from investing activities				
Acquisition of short-term financial instruments	₩(2,650,298)	₩ (107,228)	$ (2,230,891)	$ (90,259)
Proceeds from disposal of short-term available-for-sale securities	1,914,544	2,743,928	1,611,569	2,309,704
Acquisition of short-term available-for-sale securities	(1,674,993)	(2,810,000)	(1,409,927)	(2,365,320)
Proceeds from disposal of property, plant and equipment	50,168	206,443	42,229	173,774
Acquisition of property, plant and equipment	(2,859,539)	(7,842,635)	(2,407,019)	(6,601,545)
Proceeds from disposal of long-term available-for-sale securities	1,050	6,599	884	5,555
Proceeds from disposal of equity-method investments	44,832	591,013	37,737	497,486
Acquisition of equity-method investments	(1,058,545)	(847,095)	(891,031)	(713,043)
Others	(12,579)	(79,712)	(10,588)	(67,098)
Net cash used in investing activities	(6,245,360)	(8,138,687)	(5,257,037)	(6,850,746)
Cash flows from financing activities				
Payment of dividends	(807,870)	(1,171,509)	(680,025)	(986,119)
Exercise of stock options	304,634	153,891	256,426	129,538
Net cash used in financing activities	(503,236)	(1,017,618)	(423,599)	(856,581)
Net increase in cash and cash equivalents	(281,000)	44,248	(236,532)	37,246
Cash and cash equivalents				
Beginning of the period	2,360,190	2,026,791	1,986,692	1,706,053
End of the period	₩ 2,079,190	₩ 2,071,039	$ 1,750,160	$ 1,743,299

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants.

1. The Company

Samsung Electronics Co., Ltd. (the "Company") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, LCDs, telecommunication products and digital media products.

As of September 30, 2009, the Company's shares are listed on the Korea Stock Exchange, and its global depository receipts are listed on the London and Luxembourg Stock Exchange.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations, changes in shareholders' equity or cash flows is not presented in the accompanying non-consolidated financial statements.

3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩1,188 to US$1, the exchange rate in effect on September 30, 2009. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2008 U.S. dollar amounts, which were previously expressed at ₩1,257 and ₩1,187 to US$1, the rates in effect on December 31, 2008 and September 30, 2008, respectively, have been restated to reflect the exchange rate in effect on September 30, 2009.

4. Accounts and Notes Receivable

Outstanding balance of trade accounts and notes receivable sold to financial institutions as of September 30, 2009 and December 31, 2008, are as follows:

(In millions of Korean won)		2009		2008
Export accounts and notes receivable with recourse	₩	3,813,550	₩	3,191,237
Export accounts and notes receivable without recourse		18,293		30,014
Domestic trade accounts receivable with recourse		2,100		296,908
	₩	3,833,943	₩	3,518,159

5. Inventories

Inventories, net of valuation losses, as of September 30, 2009 and December 31, 2008, consist of the following:

(In millions of Korean won)		2009		2008
Finished goods and merchandise	₩	861,533	₩	690,653
Work-in-process		1,528,838		1,737,791
Raw materials and supplies		1,521,483		1,337,069
Materials-in-transit		131,744		52,238
	₩	4,043,598	₩	3,817,751

As of September 30, 2009, losses from valuation of inventories to net realizable value amounted to ₩253,957 million (December 31, 2008: ₩424,688 million).

6. Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of September 30, 2009 and December 31, 2008, consist of the following:

(In millions of Korean won)	2009			2008
	Acquisition Cost	Market Value or Net Book Value of investee	Recorded Book Value	Recorded Book Value
Listed equities [1]	₩ 320,854	₩ 1,228,165	₩ 1,228,165	₩ 1,051,663
Non-listed equities [1]	99,778	99,446	80,782	76,703
Corporate bonds	487	487	487	487
	₩ 421,119	₩ 1,328,098	₩ 1,309,434	₩ 1,128,853

[1] Excludes equity-method investees.

Listed equities as of September 30, 2009 and December 31, 2008, consist of the following:

(In millions of Korean won, number of shares and percentage)

	2009					2008
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Market Value of investee	Recorded Book Value	Recorded Book Value
Samsung Heavy Industries	40,675,641	17.6	₩ 258,299	₩1,041,296	₩1,041,296	₩ 919,269
Samsung Fine Chemicals	2,164,970	8.4	45,678	117,341	117,341	83,243
Hotel Shilla	2,004,717	5.0	13,957	34,682	34,682	25,761
Cheil Worldwide	119,949	2.6	2,920	34,846	34,846	23,390
			₩ 320,854	₩1,228,165	₩1,228,165	₩1,051,663

The difference between the acquisition cost and fair value of the investments is recorded under other comprehensive income, a separate component of shareholders' equity.

7. Equity-Method Investments

Changes in equity-method investments for the six-month period ended September 30, 2009 and year ended December 31, 2008, consist of the following:

(In millions of Korean won, percentage)

			2009			
Investee	**Percentage of Ownership (%)**	**Acquisition Cost**	**Balance at Beginning of Period**	**Earnings (losses) from Equity-Method Investments**	**Other Increase (Decrease)**	**Balance at End of Period**
Samsung Gwangju Electronics	94.3	₩ 192,676	₩ 682,670	₩ 41,584	₩ -	₩ 724,254
Samsung Mobile Display	50.0.	798,160	-	(76,405)	798,846	722,441
Samsung Electro-Mechanics	22.8	359,237	445,244	40,811	18,233	504,288
Samsung Card	35.3	1,538,540	1,455,485	168,324	42,003	1,665,812
Samsung Corning Precision Glass	42.5	297,165	1,771,209	864,354	(239,539)	2,396,024
Samsung SDI	19.7	423,722	874,079	39,848	46,668	960,595
S-LCD	50.0	1,950,000	1,792,110	8,733	199,517	2,000,360
Samsung (China) Investment	100.0	61,023	511,641	188,779	(51,291)	649,129
Samsung Electronica da Amazonia	76.3	121,628	312,367	82,374	35,800	430,541
Samsung Electronics (UK)	100.0	187,907	433,202	66,960	7,305	507,467
Samsung Electronics America	100.0	2,895,260	3,621,057	75,932	(198,755)	3,498,234
Samsung Electronics Asia Holding	100.0	347,096	344,540	(47,896)	696	297,340
Samsung Electronics Benelux	100.0	295,579	337,453	22,373	105,246	465,072
Samsung Electronics Display (M)	75.0	21,876	244,382	159,425	(24,987)	378,820
Samsung Electronics Holding	100.0	77,610	354,846	54,222	(11,180)	397,888
Samsung Electronics Huizhou	89.5	79,669	255,535	260,357	(42,161)	473,731
Samsung Electronics Hungarian	100.0	48,397	650,157	235,792	(22,489)	863,460
Samsung Electronics Suzhou LCD	100.0	206,553	313,397	26,601	(20,906)	319,092
Samsung Electronics Suzhou Semiconductor	100.0	266,060	483,923	21,830	(29,788)	475,965
Tianjin Samsung Telecom Technology	90.00	83,779	490,041	250,253	(47,490)	692,804
Others		2,732,284	5,016,854	865,383	74,347	5,956,584
		₩ 12,984,221	₩ 20,390,192	₩ 3,349,634	₩ 640,075	₩ 24,379,901

(In millions of Korean won, percentage)

			2008			
Investee	Percentage of Ownership (%)	Acquisition Cost	Balance at Beginning of Period	Earnings (losses) from Equity-Method Investments	Other Increase (Decrease)	Balance at End of Period
Samsung Gwangju Electronics	94.3	₩ 192,676	₩ 674,574	₩ 8,096	₩ -	₩ 682,670
Samsung Electro-Mechanics	22.8	359,237	445,205	13,708	(13,669)	445,244
Samsung Techwin	25.5	211,726	258,411	19,188	(4,766)	272,833
Samsung Card	35.3	1,538,540	1,436,087	108,304	(88,906)	1,455,485
Samsung Corning Precision Glass	42.5	297,165	1,246,710	758,306	(233,807)	1,771,209
Samsung SDI	19.7	423,722	893,419	7,175	(26,515)	874,079
S-LCD	50.0	1,750,000	1,680,254	111,854	2	1,792,110
Samsung (China) Investment	100.0	61,023	342,872	11,231	157,538	511,641
Samsung Electronica da Amazonia	100.0	121,628	206,140	111,229	(5,002)	312,367
Samsung Electronics America	100.0	2,895,260	1,791,662	(55,469)	1,884,864	3,621,057
Samsung Electronics Asia Holding	100.0	332,198	184,816	(73,765)	233,489	344,540
Samsung Electronics Benelux	100.0	226,453	186,489	509	150,455	337,453
Samsung Electronics Display (M)	75.0	21,876	171,201	32,792	40,389	244,382
Samsung Electronics Holding	100.0	77,610	180,355	96,464	78,027	354,846
Samsung Electronics Huizhou	89.5	79,669	82,614	73,621	99,300	255,535
Samsung Electronics Hungarian	100.0	48,397	521,042	(9,858)	138,973	650,157
Samsung Electronics Suzhou LCD	100.0	206,553	200,139	16,483	96,775	313,397
Samsung Electronics Suzhou Semiconductor	100.0	266,060	294,174	41,040	148,709	483,923
Samsung Electronics (UK)	100.0	187,907	338,579	95,177	(554)	433,202
Tianjin Samsung Telecom Technology	90.0	83,779	272,574	57,525	159,942	490,041
Others		2,124,180	3,601,145	368,580	774,296	4,744,021
		₩ 11,505,659	₩ 15,008,462	₩ 1,792,190	₩ 3,589,540	₩ 20,390,192

8. Property, Plant and Equipment

Changes in property plant and equipment for the nine-month periods ended September 30, 2009 and 2008, and its movements for the nine-month periods then ended, consist of the following:

	2009					
(In millions of Korean won)	Land	Buildings and Structures	Machinery and equipment	Construction-In-Progress and Machinery-In-Transit	Others	Total
Balance at January 1, 2009	₩2,921,337	₩6,791,768	₩17,725,669	₩3,156,361	₩ 654,688	₩31,249,823
Acquisition	-	13,785	102,493	2,723,085	20,176	2,859,539
Transfer	19,698	1,188,195	2,449,917	(3,716,090)	58,280	-
Disposal	(6,433)	(2,685)	(226,301)	(127,529)	(10,813)	(373,761)
Depreciation	-	(388,865)	(5,086,182)	-	(167,325)	(5,642,372)
Others	-	(598)	1,602	(96,665)	(1,427)	(97,088)
Balance at September 30, 2009	₩2,934,602	₩7,601,600	₩14,967,198	₩1,939,162	₩ 553,579	₩27,996,141

	2008					
(In millions of Korean won)	Land	Buildings and Structures	Machinery and equipment	Construction-In-Progress and Machinery-In-Transit	Others	Total
Balance at January 1, 2008	₩2,936,185	₩6,177,822	₩17,476,389	₩2,423,111	₩ 763,875	₩29,777,382
Acquisition	7,959	97,555	133,326	7,561,184	42,611	7,842,635
Transfer	30,129	869,029	4,849,130	(5,844,282)	95,994	-
Disposal	(34,590)	(11,647)	(51,030)	-	(46,789)	(144,056)
Depreciation	-	(341,655)	(5,009,864)	-	(185,975)	(5,537,494)
Others	-	(31)	(162)	(86,579)	271	(86,501)
Balance at September 30, 2008	₩2,939,683	₩6,791,073	₩17,397,789	₩4,053,434	₩ 669,987	₩31,851,966

9. Intangible Assets

The changes in intangible assets for the nine-month periods ended September 30, 2009 and 2008, are as follows:

	2009			
(In millions of Korean won)	Goodwill	Intellectual Property Rights	Others	Total
Balance at January 1, 2009	₩ 148	₩ 385,409	₩ 267,502	₩ 653,059
Acquisition	-	83,040	59,064	142,104
Disposal	-	(27,241)	(661)	(27,902)
Amortization	(148)	(45,909)	(73,673)	(119,730)
Balance at September 30, 2009	₩ -	₩ 395,299	₩ 252,232	₩ 647,531

	2008			
(In millions of Korean won)	Goodwill	Intellectual Property Rights	Others	Total
Balance at January 1, 2008	₩ 504	₩ 305,041	₩ 262,771	₩ 568,316
Acquisition	-	114,049	62,938	176,987
Disposal	-	(1,398)	(2,724)	(4,122)
Amortization	(267)	(43,633)	(71,294)	(115,194)
Balance at September 30, 2008	₩ 237	₩ 374,059	₩ 251,691	₩ 625,987

10. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of September 30, 2009 and December 31, 2008, consist of the following:

(In millions of Korean won)	2009	2008
Long-term trade receivables, net	₩ 57,377	₩ 17,126
Long-term loans receivables, net	116,746	134,005
Long-term guarantee deposits	416,660	438,014
Long-term prepaid expenses	806,461	311,106
	₩ 1,397,244	₩ 900,251

11. Accrued Expenses

The changes in significant component of the accrued expenses during the nine-month period ended September 30, 2009, are as follows:

(In millions of Korean won)

	Reference	January 1, 2009	Increase	Decrease	September 30, 2009
Warranty reserves	(1)	₩ 332,795	₩ 452,073	₩ 546,137	₩ 238,731
Royalty expenses	(2)	1,253,776	447,574	241,342	1,460,008
Long-term incentives	(3)	176,887	146,326	21,834	301,379

(1) The Company accrues reserves for estimated costs of future service, repairs and recalls, based on historical experience and terms of warranties (1~4 years).

(2) The Company makes provisions for royalty costs relating to technical assistance agreements that have not been settled. The timing of payment depends on the settlement of the agreements.

(3) The Company introduced long-term incentive plans for its executives based on a three-year management performance criteria and has made a provision for the estimated incentive cost accruing for the period.

12. Commitments and Contingencies

(A) As of September 30, 2009, the Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating to ₩9,791 million in loans in Korea and US$1,162 million on drawn facilities which have a maximum limit of US$4,414 million outside of Korea.

As of September 30, 2009, the Company is contingently liable for guarantee of US$21.6 million undertaken by Citi Bank relating to the guarantees for Samsung Electronics Latinoamerica, a wholly-owned subsidiary of the Company.

As of September 30, 2009, the Company is providing a US$23 million guarantee for Samsung Electronics Hungarian relating to the investment incentive contract with the Hungarian government.

As of September 30, 2009, the Company is contingently liable for guarantees of indebtness up to a limit of ₩250,132 million for employees' housing rental deposits.

(B) The United States Department of Justice Antitrust Division (the Justice Department), European Commission and other countries' anti-trust authorities initiated an investigation into alleged anti-trust violations by the sellers of TFT-LCD, DRAM, SRAM and Flash Memory, including the Company and some of its foreign subsidiaries. Following the investigation by the Justice Department, several civil class actions were filed against the Company and its subsidiaries in the United States. As of balance sheet date, the outcome of these civil actions is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot be determined.

(C) Based on the agreement entered on August 24, 1999, with respect to Samsung Motor Inc.'s ("SMI") bankruptcy proceedings, Samsung Motor Inc.'s creditors ("the Creditors") filed a civil action against Mr. Kun Hee Lee, former chairman of the Company, and 28 Samsung Group affiliates including the Company under joint and several liability for failing to comply with such agreement. Under the suit, the Creditors have sought ₩2,450 billion for loss of principal on loans extended to SMI, a separate amount for breach of the agreement, and an amount for default interest.

On January 31, 2008, Seoul Administrative Court made the ruling on this case. Under the ruling, Samsung Group affiliates were ordered to pay approximately ₩1,634 billion to the Creditors by disposing 2,334,045 shares of Samsung Life Insurance Co., Ltd. (the "Shares") donated by Mr. Lee, excluding 1,165,955 shares already sold by the Creditors. If the proceeds from sale of Shares are not sufficient to satisfy their obligations, Samsung Group affiliates were obligated to satisfy the shortfall by either participating in the Creditors' equity offering or purchasing subordinated debentures issued by the Creditors. In addition, Samsung Group affiliates were ordered to pay default interest on ₩1,634 billion at 6% per annum for the period from January 1, 2001, to the date of settlement.

The Company, other Samsung Group affiliates, Mr. Lee, and the Creditors all have appealed the ruling, and currently, the second trial for this case is pending at Seoul High Court. The ultimate outcome of this case can not be determined at this time

(D) As of September 30, 2009, the Company has been named as a defendant in legal actions filed by 26 overseas companies including Sharp Corporation and Rambus Inc., and as the plaintiff in legal actions against 5 overseas companies including Spansion Inc. for alleged patent infringements. Since the amount of Company's obligation is uncertain, the effects of these litigations on the Company's financial statements can not be reasonably determined.

In addition to cases mentioned above, the Company has been involved in various claims and proceedings pending in the normal course of business as of September 30, 2009. The Company's management believes that, although the outcome of these matters is uncertain, the conclusion of these matters will not have a material adverse effect on financial position of the Company.

13. Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock that are non-voting and entitled to a minimum cash dividend at 9% of par value.

The Company is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. As of September 30, 2009, 8,310,000 shares of common stock and 1,060,000 shares of non-voting preferred stock have been retired over three trenches, with the Board of Directors' approval.

As of September 30, 2009, exclusive of retired stocks, 147,299,337 Shares of common stock and 22,833,427 Shares of preferred stock have been issued. The preferred shares which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital as the retirement of capital stock was recorded as a deduction from retained earnings.

The Company has issued global depository receipts ("GDR") to overseas capital market. The number of outstanding global depositary receipts ("GDR") as of September 30, 2009 and December 31, 2008, are as follows:

	2009		2008	
	Non-voting Preferred Stock	**Common Stock**	**Non-voting Preferred Stock**	**Common Stock**
Outstanding GDR				
- Share of Stock	3,351,410	8,871,616	3,402,937	8,661,570
- Share of GDR	6,702,820	17,743,232	6,805,874	17,323,140

14. Retained Earnings

Retained earnings as of September 30, 2009 and December 31, 2008, consist of the following:

(In millions of Korean won)	**2009**	**2008**
Appropriated		
Legal reserve:		
Earned surplus reserve [1]	₩ 450,789	₩ 450,789
Discretionary reserve:		
Reserve for improvement of financial structure	204,815	204,815
Reserve for business rationalization	10,512,101	9,512,101
Reserve for overseas market development	510,750	510,750
Reserve for overseas investment losses	164,982	164,982
Reserve for research and human resource development	29,936,458	26,936,458
Reserve for export losses	167,749	167,749
Reserve for loss on disposal of treasury stock	3,100,000	3,100,000
Reserve for capital expenditure	9,632,937	8,816,905
	54,680,581	49,864,549
Unappropriated	6,522,274	5,551,503
Total	₩ 61,202,855	₩ 55,416,052

[1] The Commercial Code of the Republic of Korea requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through a resolution of the Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the shareholders.

The Company proposed cash dividends to shareholders of common stock and preferred stock as interim dividends for the nine-month periods ended September 30, 2009 and 2008. The liability to pay the dividend will be recognized when the proposal on interim dividend is approved by the board of directors, and is no longer at the discretion of the Company.

Details of interim dividends are as follows:

(In millions of Korean won and number of shares)

		2009	2008
Number of shares eligible for dividends	Common stock	127,160,064 shares	126,968,200 shares
	Preferred stock	19,853,734 shares	19,853,734 shares
Dividend rate		10%	10%
Dividend amount	Common stock	₩ 63,580	₩ 63,484
	Preferred stock	9,927	9,927
		₩ 73,507	₩ 73,411

15. Treasury Stock

As of September 30, 2009, the Company holds 19,111,998 common shares and 2,979,693 preferred shares as treasury stocks recorded as a capital adjustment.

16. Income Tax

At interim, the Company recognized its income tax expense using the anticipated annual effective tax rate. The annual effective tax rate may differ from the statutory tax rate (approximately 24.2%) due to permanent tax differences and income tax credits.

17. Earnings Per Share

Basic earnings per share were computed using the weighted average number of common stock outstanding during the period. Diluted earnings per share include the additional dilutive effect of the Company's potentially dilutive securities including stock options.

Basic earnings per share for the nine-month periods ended September 30, 2009 and 2008, is calculated as follows:

(In millions, except per share amounts)	2009	2008
Net income as reported on the statements of income	₩ 6,595,750	₩ 5,548,144
Adjustments:		
Dividends for preferred stock	(85,123)	(122,349)
Undeclared participating preferred stock dividend	(800,075)	(628,425)
Net income available for common stock	5,710,552	4,797,370
Weighted-average number of common shares outstanding	127,340,748	126,726,018
Basic earnings per share (in Korean won)	₩ 44,845	₩ 37,856

Diluted earnings per share for the nine-month periods ended September 30, 2009 and 2008, is calculated as follows:

(In millions, except per share amounts)	2009	2008
Net income available for common stock	₩ 5,710,552	₩ 4,797,370
Adjustment:		
Compensation expense for stock options	-	-
Net income available for common stock and common equivalent shares	5,710,552	4,797,370
Weighted-average number of shares of common stock and common shares equivalent	127,931,630	127,990,578
Diluted earnings per share (in Korean won)	₩ 44,638	₩ 37,482

Basic earnings per share for the three-month periods ended September 30, 2009 and 2008, are calculated as follows:

(In millions of Korean won, except per share and number of share amounts)	**2009**	**2008**
Net income as reported on the statements of income	₩ 3,723,034	₩ 1,218,668
Adjustments:		
Dividends for preferred stock	(25,065)	(37,474)
Undeclared participating preferred stock dividend	(474,444)	(127,509)
Net income available for common stock	3,223,525	1,053,685
Weighted-average number of common shares outstanding	127,781,816	126,978,988
Earnings per share (in Korean won)	₩ 25,227	₩ 8,298

Diluted earnings per share for the three-month periods ended September 30, 2009 and 2008, are calculated as follows:

(In millions of Korean won, except per share and number of share amounts)	**2009**	**2008**
Net income available for common stock	₩ 3,223,525	₩ 1,053,685
Adjustment:		
Compensation expense for stock options	-	-
Net income available for common stock and common equivalent shares	3,223,525	1,053,685
Weighted-average number of shares of common stock and common equivalent shares outstanding	128,372,698	128,153,866
Diluted earnings per share (in Korean won)	₩ 25,111	₩ 8,222

Basic earnings per share and diluted earnings per share for the year ended December 31, 2008, were ₩37,684 and ₩37,340, respectively.

18. Comprehensive Income

Comprehensive income for the nine-month and three-month periods ended September 30, 2009 and 2008, consists of:

	Nine-month periods	
	2009	**2008**
Net income	₩ 6,595,750	₩ 5,548,144
Cumulative effects of restatements	-	100,929
Other comprehensive income	(273,539)	1,854,592
Changes in gain on valuation of available-for-sale securities, net of related income taxes of ₩36,779 million (2008: ₩102,872 million)	131,245	(271,207)
Changes in loss on valuation of available-for-sale securities, net of related income taxes of ₩- million (2008: ₩54 million)	-	143
Share of equity-method investees' other comprehensive income, net of related income taxes of ₩71,936 million (2008: ₩370,038 million)	(377,163)	1,967,883
Share of equity-method investees' other comprehensive loss, net of related income taxes of ₩3,715 million (2008: ₩3,237 million)	(27,621)	157,773
Comprehensive income	₩ 6,322,211	₩ 7,503,665

	Three-month periods	
	2009	**2008**
Net income	₩ 3,723,034	₩ 1,218,667
Other comprehensive income	(868,945)	754,255
Changes in gain on valuation of available-for-sale securities, net of related income taxes of ₩21,514 million (2008: ₩77,472 million)	(103,733)	(204,244)
Share of equity-method investees' other comprehensive income, net of related income taxes of ₩113,469 million (2008: ₩158,656 million)	(738,451)	919,600
Share of equity-method investees' other comprehensive loss, net of related income taxes ₩3,783 million (2008: ₩6,502 million)	(26,761)	38,899
Comprehensive income	₩ 2,854,089	₩ 1,972,922

19. Related Party Transactions

Subsidiaries as of September 30, 2009, are as follows:

Location	Subsidiaries
Korea	Samsung Gwangju Electronics
	Samsung Card
	STECO
	SEMES
	Samsung Electronics Service
	Living Plaza
	Samsung Electronics Logitech
	Secron
	S-LCD
	Samsung Electronics Hainan Fiberoptics Korea (SEHF-K)
	Samsung Electronics Football Club
	Samsung Mobile Display
Americas	Samsung Electronics Canada (SECA)
	Samsung Electronics America (SEA)
	Samsung Electronics Latinoamerica (Zona Libre) (SELA)
	Samsung Electronics Mexico (SEM)
	Samsung Electronics Argentina (SEASA)
	Samsung Receivables (SRC)
	Samsung Semiconductor (SSI)
	Samsung Information Systems America (SISA)
	Samsung Telecommunications America, LLC (STA)
	Samsung International (SII)
	Samsung Austin Semiconductor (SAS)
	Samsung Mexicana (SAMEX)
	Samsung Electronics Latinoamerica Miami (SEMI)
	Samsung Electronica Columbia (SAMCOL)
	Samsung Electronica da Amazonia (SEDA)
	SEMES America
	Samsung Electronics Chile

Location	Subsidiaries
Europe	Samsung Electronics Iberia(SESA)
	Samsung Electronics Nordic(SENA)
	Samsung Electronics Hungarian(SEH)
	Samsung Electronica Portuguesa(SEP)
	Samsung Electronics France(SEF)
	Samsung Electronics (UK)(SEUK)
	Samsung Electronics Holding(SEHG)
	Samsung Electronics Italia(SEI)
	Samsung Electronics South Africa(SSA)
	Samsung Electronics Benelux(SEBN)
	Samsung Electronics LCD Slovakia(SELSK)
	Samsung Electronics Polska(SEPOL)
	Samsung Semiconductor Europe(SSEL)
	Samsung Electronics GmbH(SEG)
	Samsung Semiconductor Europe GmbH(SSEG)
	Samsung Electronics Austria(SEAG)
	Samsung Electronics Overseas(SEO)
	Samsung Electronics Europe Logistics(SELS)
	Samsung Electronics Rus(SER)
	Samsung Electronics Rus Company(SERC)
	Samsung Electronics Slovakia(SESK)
	Samsung Russia Service Center(SRSC)
	Samsung Electronics Rus Kaluga(SERK)
	Samsung Electronics Baltics(SEB)
	Samsung Electronics Ukraine Company(SEUC)
	Samsung Electronics KZ and Central Asia(SEKZ)
	Samsung Semiconoluctor Israel R&D Center(SIRC)
	Samsung Gulf Electronics(SGE)
	Samsung-Crosna Joint Stock
	Samsung Electronics Ukraine
	Samsung Electronics Limited
	Samsung Telecoms(UK)
	Samsung Electronics Kazakhstan
	Samsung Semiconductor France
	Samsung Electronics Istanbul Marketing & Trading
	Samsung Electronics Romania
	Samsung Electronics Levant
	Samsung Electronics European Holding

Location	Subsidiaries
Asia	Samsung Yokohama Research Institute(SYRI)
	Samsung Electronics Australia(SEAU)
	Samsung Electronics Indonesia(SEIN)
	Samsung Asia Private(SAPL)
	Samsung Electronics Asia Holding(SEAH)
	Samsung Electronics Display (M)(SDMA)
	Samsung Electronics (M)(SEMA)
	Samsung Vina Electronics(SAVINA)
	Samsung India Electronics(SIEL)
	Thai Samsung Electronics(TSE)
	Samsung Electronics Philippines(SEPCO)
	Samsung Electronics Philippines Manufacturing(SEPHIL)
	Samsung Japan(SJC)
	Samsung Telecommunications Indonesia(STIN)
	Samsung Malaysia Electronics(SME)
	Samsung Electronics Vietnam(SEV)
	Samsung India Software Operations(SISO)
	Samsung Telecommunications Japan(STJ)
	Batino Realty Corporation
	Samsung Telecommunications Malaysia
China	Samsung Electronics Hong Kong(SEHK)
	Samsung Electronics Taiwan(SET)
	Samsung Electronics Huizhou(SEHZ)
	Samsung Electronics (Shandong) Digital Printing(SSDP)
	Samsung Electronics Suzhou Semiconductor(SESS)
	Suzhou Samsung Electronics(SSEC)
	Suzhou Samsung Electronics Export Company(SSEC-E)
	Samsung (China) Investment(SCIC)
	Tianjin Samsung Electronics(TSEC)
	Tianjin Samsung Electronics Display(TSED)
	Tianjin Tongguang Samsung Electronics(TTSEC)
	Tianjin Samsung Telecom Technology(TSTC)
	Samsung Electronics Suzhou LCD(SESL)
	Samsung Electronics Suzhou Computer(SESC)
	Shanghai Samsung Semiconductor(SSS)
	Shenzhen Samsung Kejian Mobile Telecommunication Technology(SSKMT)
	Samsung Electronics Hainan Fiberoptics(SEHF)
	Samsung Electronics (Beijing) Service Company Limited(SBSC)
	Samsung Semiconductor (Chia) R&D(SSCR)
	Beijing Samsung Telecom R&D Center(BST)
	Samsung Electronics Shanghai Telecommunication(SSTC)
	Samsung Electronics Shenzhen
	Samsung Electronics China R&D Center
	Dongguan Samsung Mobile Display(DSMD)
	Tianjin Samsung Mobile Display(TSMD)

Significant transactions with related parties for the nine-month periods ended September 30, 2009 and 2008, and the related receivables and payables as of September 30, 2009 and December 31, 2008, are as follows:

(In millions of Korean won)	2009			
	Sales	**Purchases**	**Receivable**	**Payable**
Subsidiaries				
S-LCD	₩ 1,776,992	₩ 4,181,575	₩ 877,825	₩ 674,356
Samsung Gwangju Electronics	6,267	2,129,336	2,594	493,524
Samsung Japan	3,024,491	1,903,849	256,079	177,687
Samsung Telecommunications America	6,397,192	636,948	592,254	328,417
Samsung Electronics Taiwan	4,422,240	899,566	456,440	59,334
Samsung Semiconductor	5,680,702	706,114	804,357	263,483
Samsung Asia Private	1,935,886	820,702	169,706	47,332
Samsung Electronics Hong Kong	2,791,475	1,479,178	413,140	120,789
Samsung Electronics America	1,209,720	2,409,471	143,818	139,626
Samsung Semiconductor Europe GmbH	4,128,049	395,651	450,683	158,674
Samsung Electronics Overseas	277,222	21,152	73,276	3,310
Samsung Electronics (UK)	1,433,915	412,765	56,046	61,489
Samsung Electronics France	1,293,851	48,542	34,454	28,670
Samsung Semiconductor Europe Limited	760,399	681	82,291	206
Samsung International	1,154,063	3,751	403,004	663
Samsung Electronics Italia	597,617	42,749	17,317	17,844
Tianjin Samsung Telecom Technology	1,367,760	1,883,876	148,026	397,158
Samsung Electronics Suzhou Computer	162,257	1,684,268	24,613	291,079
Others	15,724,187	9,320,110	1,682,580	1,368,779
	₩54,144,285	₩28,980,284	₩ 6,688,503	₩ 4,632,420
Equity Method Investees				
Samsung SDI	₩ 36,509	₩ 197,027	₩ 3,384	₩ 47,828
Samsung SDS	19,932	522,841	5,308	177,294
Samsung Electro-Mechanics	10,942	850,795	1,285	81,936
Samsung Corning Precision Glass	27,247	1,168,791	17,947	128,719
Samsung Techwin	33,910	247,288	15,825	19,512
Seoul Commtech	4,738	133,192	2,254	52,271
Others	101,732	284,631	48,507	79,304
	₩ 235,010	₩ 3,404,565	₩ 94,510	₩ 586,864

(In millions of Korean won)	2008			
	Sales	**Purchases**	**Receivable**	**Payable**
Subsidiaries				
S-LCD	₩ 1,432,760	₩ 2,877,473	₩ 686,884	₩ 482,758
Samsung Gwangju Electronics	5,871	1,834,164	1,655	488,432
Samsung Japan	3,402,100	1,910,021	18,428	54,780
Samsung Telecommunications America	3,185,122	358,031	201,662	194,223
Samsung Electronics Taiwan	4,426,038	676,259	168,839	49,469
Samsung Semiconductor.	4,963,503	32,337	302,777	80,487
Samsung Asia	1,480,379	741,859	67,004	62,626
Samsung Electronics Hong Kong	2,014,938	1,058,085	171,875	29,358
Samsung Electronics America	739,724	1,697,636	41,606	223,725
Samsung Semiconductor Europe Gmbh	3,952,965	1,672	239,576	69
Samsung Electronics Overseas	458,949	19,545	26,841	2,597
Samsung Electronics (UK)	1,148,600	141,399	7,963	53,106
Samsung Electronics France	1,064,298	47,354	37,997	9,820
Samsung Semiconductor	1,042,483	9,671	38,032	292
Samsung International	477,897	3,962	27,035	493
Samsung Electronics Italia	341,775	44,746	16,198	15,452
Tianjin Samsung Telecom Technology	1,951,834	517,919	-	213,359
Samsung Electronics Suzhou Computer	123,996	399,716	25,648	44,006
Others	11,284,710	5,672,980	905,827	1,127,166
	₩43,497,942	₩18,044,829	₩ 2,985,847	₩ 3,132,218
Equity Method Investees				
Samsung SDI	₩ 79,654	₩ 504,976	₩ 7,296	₩ 97,311
Samsung SDS	53,393	664,190	8,546	230,940
Samsung Electro-Mechanics	13,782	874,579	256	122,390
Samsung Corning Precision Glass	70,922	988,312	396	61,702
Samsung Techwin	58,841	331,267	20,558	71,795
Seoul Commtech	6,748	98,663	2,901	45,386
Others	9,954	153,773	26,555	34,238
	₩ 293,294	₩ 3,615,760	₩ 66,508	₩ 663,762

Key Management Compensation

Key management consists of registered executive officers who have the authority and responsibility in the planning, directing and controlling of Company operations.

For the nine-month period ended September 30, 2009, the Company recognized expenses for short-term benefits of ₩4,676 million, long-term benefits of ₩2,105 million and severance benefits of ₩691 million as key management compensation.

20. Research and Development Costs

Research and development costs incurred and expensed for the nine-month periods ended September 30, 2009 and 2008, consist of the following:

(In millions of Korean won)	**2009**	**2008**
Research expenses	₩ 1,950,296	₩ 1,917,373
Development expenses	3,272,383	3,068,226
Diluted earnings per share	₩ 5,222,679	₩ 4,985,599

21. Segment Information

The company has following divisions:

- Digital, Medial and Communications ('DMC') - The DMC division is composed of Digital Media and Telecommunications reporting segments, and mainly manufactures and sells handsets, networking system and other consumer electronics (TV, monitor, printer, computer and home appliances).

- Device Solution ('DS') - The DS division is composed of Semiconductor and LCD reporting segments, and manufactures and sells memory, system LSI, TFT LCD and HDD.

- Others – Others primarily represent corporate headquarters, institute of technology, etc.

A summary of financial data by business segment and geographic area as of and for the nine-month periods ended September 30, 2009 and 2008, are as follows:

	2009 Summary of Business by Segment						
	DMC			DS			
(In millions of Korean won)	**Digital Media**	**Telecom-munications**	**Others**	**Semiconductor**	**LCD**	**Others**	**Others**
Sales							
Net sales to external Customers	₩9,709,291	₩ 25,184,500	₩ 305,229	₩ 14,895,417	₩14,317,247	₩ 35,175	₩ 1,001
Inter segment sales	3,718	9,988	66	1,653,647	545,110	13,639	24
	₩9,713,009	₩ 25,194,488	₩ 305,295	₩ 16,549,064	₩14,862,357	₩ 48,814	₩ 1,025
Operating profit (loss)	₩ 360,661	₩ 2,216,655	₩ 1,614	₩ 584,470	₩ 810,267	₩ 131	₩ 4,808
Property, plant and equipment and Intangible assets	₩1,907,694	₩ 805,573	₩ 427,900	₩ 15,798,017	₩ 7,397,048	₩ 41,362	₩2,266,078
Depreciation and amortization	₩ 100,076	₩ 149,877	₩ 22,193	₩ 4,171,989	₩ 1,221,536	₩ 7,912	₩ 88,519

2008 Summary of Business by Segment

(In millions of Korean won)	DMC			DS			
	Digital Media	Telecom-munications	Others	Semiconductor	LCD	Others	Others
Sales							
Net sales to external Customers	₩7,459,423	₩ 18,983,794	₩ 340,938	₩ 13,748,247	₩13,856,525	₩109,491	₩ 4,196
Inter segment sales	18,292	24,141	302	1,157,769	809,370	42,557	20
	₩7,477,715	₩ 19,007,935	₩ 341,240	₩ 14,906,016	₩14,665,895	₩152,048	₩ 4,216
Operating profit (loss)	₩(222,171)	₩ 2,215,644	₩ (8,136)	₩ 694,618	₩ 2,388,915	₩ 14,599	₩ (12,270)
Property, plant and equipment and Intangible assets	₩ 841,890	₩ 1,221,753	₩1,136,603	₩ 18,406,705	₩ 8,588,244	₩ 35,682	₩2,247,076
Depreciation and amortization	₩ 65,915	₩ 187,647	₩ 30,661	₩ 4,054,090	₩ 1,223,738	₩ 7,225	₩ 83,412

Summary of Sales by Geographic Area

(In millions of Korean won)	South Korea	Americas	Europe	Asia (excluding South Korea and China)	China
2009	₩ 11,130,344	₩ 14,491,117	₩ 13,341,904	₩ 8,826,490	₩ 16,658,005
2008	₩ 10,593,022	₩ 9,681,054	₩ 10,833,685	₩ 6,748,224	₩ 16,646,629

22. Preparation for the Transition to International Financial Reporting Standards

The Company plans to first adopt the International Financial Reporting Standards (IFRS) for preparation of its financial statements from the fiscal year 2010. The Company organized a separate preparation function to prepare for the transition of its accounting policies and financial reporting standards from current Korean Accounting Standards (K-GAAP) to IFRS. The three phases being conducted by the IFRS preparation function are as follows:

- Analysis and Planning Phase: This phase includes a preliminary analysis and impact assessments over the Company's current accounting policy, financial reporting process including determination of reporting entity, and the IT systems to identify key areas that would be impacted by the transition to IFRS.

- Design Phase: This phase includes further detailed analysis and employee training on impact assessments over the Company's current accounting policy, financial information generating process and information systems.

- Implementation Phase: This phase includes applying and embedding the changes identified above in the Company's operational processes and system. Upon completion of this phase, the Company anticipates that reliable, IFRS compliant financial information will be generated.

To date the Company has completed the Analysis and Planning phase and the Design phase, and is currently in the process of completing the Implementation Phase. From the fiscal year 2010, the Company expects all financial information prepared by the Company will be in accordance with IFRS.

SAMSUNG
삼성전자

RECEIVED
2010 JAN -4 P 12:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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	2009년 09월 30일	까지

금융위원회

한국거래소 귀중 2009년 11월 16일

회 사 명 : 삼성전자주식회사

대 표 이 사 : 이 윤 우

본 점 소 재 지 : 경기도 수원시 영통구 매탄3동 416번지

(전 화) 031-200-1114

(홈페이지) http://www.samsung.com/sec/

작 성 책 임 자 : (직 책) 경영지원팀장 (성 명) 이 선 종

(전 화) 02-2255-7616

목 차

【 대표이사 등의 확인 】

확 인 서

우리는 당사의 대표이사 및 신고업무담당임원으로서 이 분기보고서의 기재내용에 대해 상당한 주의를 다하여 직접 확인·검토한 결과, 중요한 기재사항의 기재 또는 표시의 누락이나 허위의 기재 또는 표시가 없고, 이 분기보고서에 표시된 기재 또는 표시사항을 이용하는 자의 중대한 오해를 유발하는 내용이 기재 또는 표시되지 아니하였음을 확인합니다.

또한, 당사는 「주식회사의외부감사에관한법률」 제2조의2 및 제2조의3의 규정에 따라 내부회계관리제도를 마련하여 운영하고 있음을 확인합니다.

2009. 11. 16

삼성전자 주식회사

대표이사 : 이 윤 우 (서명)

신고업무 담당임원 : 이 선 종 (서명)

대표이사등의 확인· 서명

I. 회사의 개요

1. 회사의 개요

가. 회사의 법적, 상업적 명칭

당사의 명칭은 삼성전자주식회사이고 영문명은 Samsung Electronics Co. Ltd. 입니다.

나. 설립일자

당사는 1969년 1월 13일에 삼성전자공업주식회사로 설립되었으며, 1975년 6월 11일 기업공개를 실시하였습니다.

당사는 1984년 2월 28일 정기주주총회 결의에 의거하여 상호를 삼성전자공업주식회사에서 삼성전자주식회사로 변경하였습니다.

다. 본사의 주소, 전화번호 및 홈페이지

주소 : 경기도 수원시 영통구 매탄3동 416번지

전화번호 : 031-200-1114

홈페이지 : http://www.samsung.com/sec/

라. 중소기업 해당여부

당사는 중소기업기본법 제2조에 의한 중소기업에 해당되지 않습니다.

마. 주요사업의 내용

당사는 크게 디지털 TV를 비롯하여 모니터, 프린터, 에어컨, 냉장고 등 가전 제품을 생산/판매하는 디지털 미디어 사업과 3G폰, 멀티미디어폰 등 휴대폰과 통신시스템을 생산/판매하는 정보통신사업의 DMC(Digital Media & Communication)부문과 메모리 반도체, 시스템 LSI, 스토리지 등의 제품을 생산/판매하고 있는 반도체사업과 TV, 모니터, 노트북 PC의 LCD 디스플레이 패널을 생산/판매하고 있는 LCD사업의 DS(Device Solution) 부문으로 구성되어있는 종합 IT 기업입니다.

[DMC부문]
DMC부문은 2009년 1월 조직개편을 통해 기존의 디지털미디어 총괄과 정보통신 총괄을 통합한 SET(완제품) 사업부문입니다.
DMC부문의 주요 제품은 전세계 시장점유율 1위를 차지하고 있는 TV와 모니터, 프리미엄 브랜드와 차별화된 제품력을 바탕으로 시장 Trend를 선도하는 휴대폰, 차세대 통신 기술의 개발과 표준화 사업을 주도하는 Wibro 네트웍 시스템, 우수한 디자인과 성능으로 국내 시장을 선도하는 PC 및 프리미엄 가전 제품 등이 있습니다.

[DS부문]
DS부문은 2009년 1월 조직개편을 통해 기존의 반도체 총괄과 LCD총괄을 통합한 부품 사업부문입니다.
DS부문의 주요 제품은 뛰어난 원가경쟁력과 제품 기술력을 바탕으로 메모리 시장을 선도하고 있는 DRAM, NAND Flash, MCP 등 메모리 제품, Media Player Chip 등 시스템 LSI 제품, HDD제품 그리고 TV, 모니터, 노트북 PC의 LCD 패널 제품 등이 있습니다.

☞ 사업 부문별 자세한 사항은 Ⅱ. 사업의 내용을 참조하시기 바랍니다.

바. 계열회사에 관한 사항

당사는 독점규제 및 공정거래에 관한 법률상 삼성그룹에 속한 계열회사로서 3분기말 현재 삼성그룹에는 전년말 대비 2개 회사(삼성디지털이미징, 삼성엘이디)가 증가한 64개의 국내 계열회사가 있습니다. 이중 상장사는 당사를 포함하여 총 18개사이며 비상장사는 46개사입니다.

(2009.9.30 현재)

구분	회사수	회 사 명
상장사	18	삼성물산, 제일모직, 삼성전자, 삼성에스디아이, 삼성디지털이미징, 삼성테크윈, 삼성전기, 삼성중공업, 삼성카드, 호텔신라, 삼성화재해상보험, 삼성증권, 삼성정밀화학, 삼성엔지니어링, 에스원, 제일기획, 크레듀, 에이스디지텍
		삼성에버랜드, 삼성석유화학, 삼성라이온즈, 삼성경제연구소, 삼성에스디에스,

구 분	회사수	회 사 명
비상장사	46	삼성네트웍스, 삼성종합화학, 삼성토탈, 삼성광주전자, 스테코, 삼성탈레스, 세메스, 삼성코닝정밀유리, 세크론, 서울통신기술, 삼성전자서비스, 리빙프라자, 삼성전자로지텍, 한덕화학, 글로벌텍, 아이마켓코리아, 씨브이네트, 케어캠프, 이삼성인터내셔널, 올앳, 시큐아이닷컴,가치네트, 오픈타이드코리아, 삼육오홈케어, 삼성벤처투자, 삼성선물, 삼성화재손해사정서비스, 삼성투자신탁운용, 삼성생명보험, 생보부동산신탁, 애니카자동차손해사정서비스, 월드사이버게임즈, 에스엘시디, 에스디플렉스, 에스이에이치에프코리아, 개미플러스유통, 용산역세권개발, 에스비리모티브, 삼성모바일디스플레이, 삼성전자 축구단, 삼성엘이디
計	64	

☞ 국내외 계열회사관련 자세한 사항은 VI. 이사회 등 회사의 기관 및 계열회사에 관한 사항의 4. 계열회사 등의 현황을 참조하시기 바랍니다.

사. 신용평가에 관한 사항

2009년 9월 30일 현재 당사는 Moody's로부터 A1, S&P로부터 A의 신용등급을 받고 있으며, 2009년 9월말까지 신용등급의 변동은 없습니다.

Moody's는 2009년 3월 24일 글로벌 경기침체 및 금융시장 경색에 따른 이익률 저하 가능성을 근거로 당사 등급전망(Outlook)을 안정적(Stable)에서 부정적(Negative)으로 변경하였으나, 2009년 10월 27일 경기 및 산업 침체기에도 불구하고 다수의 사업분야에서 예상보다 빠른 수익성 회복 및 M/S 확대를 근거로 등급전망(Outlook)을 다시 부정적(Negative)에서 안정적(Stable)으로 원복시켰습니다.

Moody's의 A1 등급은 '투자적격' 등급으로 총 21개 신용등급 중 상위 5등급에 해당되며, S&P의 A 등급은 '투자적격' 등급으로 총 23개 신용등급 중 상위 6등급에 해당됩니다.

평가일	평가대상 유가증권	평가대상 유가증권의 신용등급	평가회사 (신용평가 등급범위)	평가구분
2006. 1.25	회사채	A	S&P (미국) (AAA ~ D)	수시평가
2005. 7.14	회사채	A1	Moody's (미국) (Aaa ~ C)	수시평가

2. 회사의 연혁

2005.01.04	세계 최대 21인치 TV용 OLED 개발
2005.01.10	세계 최초 8칩 MCP 적층기술 개발
2005.02.17	세계 최초 DDR3 D램 개발
2005.03.07	세계 최대 82인치 TFT-LCD 개발
2005.06.21	세계 최초 90나노 512Mb GDDR3 양산
2005.09.12	세계 최초 50나노 16기가 낸드플래시 개발
2005.09.29	화성 반도체 단지 제2기 본격투자 개시
2005.11.01	탕정 LCD 7-2라인 시생산 성공
2006.03.09	인도 휴대폰 공장 준공
2006.03.10	세계 최초 1,000만 화소폰 개발
2006.04.11	소니와 LCD 8세대 의향서 체결
2006.04.15	美 오스틴 반도체공장 증설
2006.07.14	삼성전자-소니, 8세대 합작계약 체결
2006.07.15	독일 실트로닉社와 웨이퍼 합작사 설립을 위한 지주회사 설립
2007.06.11	러시아 현지 TV공장 건설
2007.08.28	세계 최대 8세대 LCD라인(S-LCD) 양산 출하 개시
2008.11.17	서초사옥 입주
2009.01.21	전사 조직개편
2009.01.23	삼성SDI와 AMOLED 및 중소형 LCD사업 경쟁력 강화를 위한 합작법인 삼성모바일디스플레이 설립
2009.02.04	세계 최초로 40나노급 DDR2 D램 개발
2009.05.28	삼성전기(주)와 LED사업 경쟁력 강화를 위한 합작법인 삼성엘이디 설립

(경영진의 중요한 변동)

당사는 2008년 4월 28일 이건희, 이학수 대표이사가 대표이사직을 사임하여 대표이사가 5인에서 3인(윤종용, 이윤우, 최도석)으로 변경되었으며, 2008년 5월 14일 윤종용 대표이사가 대표이사직을 사임하여 대표이사가 2인(이윤우, 최도석)으로 변경되었습니다.

2009년 3월 13일 주주총회를 통해 최지성, 윤주화, 이상훈 3인이 이사로 신규 선임되고, 최도석 이사가 임기만료되어 2009년 9월 30일 현재 당사의 이사회는 사내이사 4인(이윤우, 최지성, 윤주화, 이상훈), 사외이사 5인(이갑현, 윤동민, 이재웅, 요란맘, 박오수)으로 구성되어있으며, 대표이사는 이윤우 대표이사 1인입니다.

(그 밖에 경영활동과 관련된 중요한 사항의 발생내용)

당사는 2009년 1월 21일자 조직개편을 통해 기존의 4개 사업총괄 체제에서 2개 부문 체제로 변경되었습니다.

변경전		변경후
디지털미디어 총괄 정보통신 총괄	] ⇒	DMC부문
반도체 총괄 LCD 총괄	] ⇒	DS부문

3. 자본금 변동사항

당사는 최근 5년간 자본금 변동현황이 없습니다.

증자(감자)현황 (단위 : 원, 주)

주식발행 (감소)일자	발행(감소) 형태	발행(감소)한 주식의 내용				
		종류	수량	주당 액면가액	주당발행 (감소)가액	비고
-	-	-	-	-	-	-
-	-	-	-	-	-	-

4. 주식의 총수 등

가. 주식의 총수

당사의 정관에 의한 발행할 주식의 총수는 500,000,000주(1주의 금액:5,000원)이며 3분기말 현재 회사가 발행한 보통주식 및 우선주식의 수(소각주식수 제외)는 각각 147,299,337주와 22,833,427주입니다. 당사는 현재까지 3차에 걸쳐 기명식보통주식 8,310,000주와 무의결권우선주식 1,060,000주를 이사회결의에 의거 이익으로 소각한 바 있습니다.

3분기말 현재 유통주식수는 당사가 보유하고 있는 자기주식 보통주 19,111,998주, 우선주 2,979,693주를 제외한 보통주 128,187,339주, 우선주 19,853,734 주입니다.

나. 자기주식

2009년 초부터 3분기말까지 취득한 자기주식은 없으며, 스톡옵션 행사에 따라 보통주 자기주식 1,151,431주를 교부하였습니다. 3분기말 현재 보유하고 있는 자기주식은 보통주 19,111,998주, 우선주 2,979,693주입니다.

취득방법		주식의 종류	기초	변동			기말	비고
				취득(+)	처분(-)	소각(-)		
직접 취득	법 제165조2에 의한 취득	보통주(주)	20,263,429	-	1,151,431	-	19,111,998	
		우선주(주)	2,979,693	-	-	-	2,979,693	
	법 제165조2 이외의 사유에 의한 취득	보통주(주)	-	-	-	-	-	
		우선주(주)	-	-	-	-	-	
소 계		보통주(주)	20,263,429	-	1,151,431	-	19,111,998	
		우선주(주)	2,979,693	-	-	-	2,979,693	
신탁계약 등을 통한 간접취득		보통주(주)	-	-	-	-	-	
		우선주(주)	-	-	-	-	-	
총 계		보통주(주)	20,263,429	-	1,151,431	-	19,111,998	
		우선주(주)	2,979,693	-	-	-	2,979,693	

다. 보통주외의 주식

당사의 보통주외의 주식으로는 비누적적 무의결권 기명식우선주식이 있습니다. 동 우선주식은 보통주식의 배당보다 액면금액을 기준으로 하여 연 1%의 금전배당을 더 받을 수 있도록 하고 있으며, 3분기말 현재 발행주식수는 22,833,427주입니다

5. 의결권 현황

당사가 발행한 보통주는 147,299,337주이며 정관상 발행할 주식 총수(5억주)의 29.5%에 해당됩니다. 보통주 외에 22,833,427주의 우선주를 발행하였습니다.
이 중 회사가 보유하고 있는 보통주 자기주식 19,111,998주 및 발행된 우선주는 의결권이 없으며, 기타 법률에 의하여 의결권 행사가 제한된 주식(12,506,577주)을 제외할 경우, 의결권 행사 가능 주식수는 115,680,762주입니다.

[2009. 9. 30 현재]
- 임원의 선임 또는 해임, 정관변경, 합병· 영업양도 관련 안건을 제외한 안건기준 (단위 : 주)

구 분		주식수	비고
발행주식총수(A)	보통주	147,299,337	
	우선주	22,833,427	
의결권없는 주식수(B)	보통주	19,111,998	상법 제369조 2항 자기주식
	우선주	22,833,427	상법 제370조 우선주식 (자기주식은 2,979,693주)
기타 법률에 의하여 의결권 행사가 제한된 주식수(C)	보통주	12,506,577	독점규제 및 공정거래에관한 법률상의 제한 [삼성생명 10,622,814주 삼성화재 1,856,370주] 보험업법상의 제한 [삼성생명 특별계정 27,393주]
	우선주	-	
의결권이 부활된 주식수(D)	보통주	-	
	우선주	-	
의결권을 행사할 수 있는 주식수 (E=A-B-C+D)	보통주	115,680,762	
	우선주	-	

※ "기타 법률에 의하여 의결권 행사가 제한"된 주식 中 독점규제 및 공정거래에 관한 법률상의 제한 주식수 12,479,184주(삼성생명 고유계정 10,622,814주, 삼성화재 1,856,370주)는 임원의 선임 또는 해임 및 정관변경 등과 관련하여 의결권 행사 가능

6. 배당에 관한 사항 등

당사는 주주이익 극대화를 전제로 하여 회사이익의 일정부분을 주주에게 환원하는 주요수단으로 배당 및 자사주매입을 실시하고 있습니다. 현금배당 및 자사주의 매입 규모는 당사 재무정책의 우선 순위, 즉 미래 전략 사업을 위한 투자와 적정수준의 현금 확보 원칙을 우선적으로 달성후, 실적과 Cashflow 상황 등을 감안하여 전략적으로 결정하고 있습니다.

[최근 3사업연도 배당에 관한 사항]

구 분		제41기 3분기	제40기	제39기
주당액면가액 (원)		5,000	5,000	5,000
당기순이익 (백만원)		6,595,750	5,525,904	7,425,016
주당순이익 (원)		44,845	37,684	49,532
현금배당금총액 (백만원)		73,507	808,852	1,171,135
주식배당금총액 (백만원)		-	-	-
현금배당성향 (%)		-	14.64	15.77
현금배당수익률 (%)	보통주	-	1.18	1.41
	우선주	-	1.99	1.89
주식배당수익률 (%)	보통주	-	-	-
	우선주	-	-	-
주당 현금배당금 (원)	보통주	500	5,500	8,000
	우선주	500	5,550	8,050
주당 주식배당 (주)	보통주	-	-	-
	우선주	-	-	-

※ 2009년 중간배당 : 73,507백만원(주당 500원)
※ 주당순이익은 기본주당 순이익입니다.

II. 사업의 내용

1. 사업의 개요

가. 사업부문별 현황

당사는 크게 디지털 TV를 비롯하여 모니터, 프린터, 에어컨, 냉장고 등 가전 제품을 생산/판매하는 디지털미디어사업과 3G폰, 멀티미디어폰 등 휴대폰과 정보통신 시스템을 생산/판매하는 정보통신사업의 DMC(Digital Media & Communication)부문과 메모리 반도체, 시스템 LSI, 스토리지 등의 제품을 생산/판매하고 있는 반도체사업과 TV, 모니터, 노트북 PC의 LCD 디스플레이 패널을 생산/판매하고 있는 LCD사업의 DS(Device Solution) 부문으로 구성되어 있는 종합 IT 기업입니다.

[사업부문별 주요 제품]

부문	영업부문	주요 제품
DMC부문	디지털미디어 영업부문	CTV, 모니터, 프린터, 에어컨, 냉장고, 세탁기 등
	통신 영업부문	휴대폰, 네트웍 시스템, 컴퓨터 등
DS부문	반도체 영업부문	Memory, System LSI, HDD 등
	LCD 영업부문	TFT-LCD

[DMC부문]

- 디지털미디어 영업부문

(산업의 특성 등)

디지털미디어산업중 TV산업은 1926년 흑백 TV 개발, 1954년 RCA社가 Color TV(21")를 양산/판매를 시작한 이래로 트리니트론 브라운관(67년), 완전평면 브라운관 (96년) 개발 등 기술적으로 발전을 거듭해 왔으나, 주요 국가 보급률이 90%를 넘어서면서 성장은 정체되었습니다. 그러나 하드웨어 측면에서의 Flat Panel TV(LCD, PDP) 출시, 소프트웨어 측면에서의 디지털 방송 확산(英/美 1998년~)을 통해 TV 시장은 또 다시 강력한 성장 모멘텀을 되찾았습니다.

특히 FP-TV는 화질/디자인 등 제품 성능의 향상과 급속한 Set가격 하락으로 인해 2

004년~2008년 연평균 78%(2009.2Q Display Search, 수량기준) 수준의 폭발적 성장을 지속하며 기존의 CRT 시장을 대체해 나가고 있습니다. 2009년 전체 TV 수요는 전년비 5.4% 하락한 1억 9,500만대로 예상되나 제품별로는 LCD-TV는 전년비 24% 상승한 1억 3,000만대, PDP-TV는 전년비 4.0% 하락한 1,382만대로 예상됩니다. (출처 : 2009.3Q Display Search) 특히, 2009년에는 초슬림/친환경의 장점을 가지고 있는 LED TV 가 새롭게 출시, High-end급 모델을 원하는 사용자 대상의 新 시장이 창출 되고 있습니다.

TV는 계절성에 큰 영향을 받는 사업입니다. 지역별로 보면 歐美시장의 경우 최대 성수기는 年末 holiday Season이고, 중국은 노동절과 춘절 등이 성수기입니다. 한편 최근 글로벌 금융위기로 인한 소비심리 위축으로 2009년 TV 시장은 그 어느 때보다 예측하기 어렵습니다.

생활가전 사업은 지역별 생활문화 특성상 강한 로컬기업이 존재하고 품목별 제품 특성과 지역별로 중요시 하는 기능이 다양한 특성이 있습니다. 또한 교체주기가 길고, 원자재가 많이 소요되고, 설비투자비용이 높은 편이나 의식주와 밀접한 제품으로 안정적으로 시장이 성장하고 판가하락이 심하지 않은 특징이 있습니다. 계절적 요인으로는 에어컨의 경우 하절기 (2분기) 시장수요가 높아지는 특성이 있습니다.

프린터는 전자, 기계, 광학, 화학 等 여러분야 기술이 집약된 첨단제품으로서 특허 등의 진입장벽이 높아 HP, Canon을 中心으로 하는 소수의 일본, 미국 업체들이 주도하고 있는 산업입니다. 소모품이 전체시장의 50%를 상회하는 After-Market 중심사업으로서 소모품에 의한 높은 마진 구조로 인해 업계 평균 영업이익률이 높은 高수익 사업모델입니다. 프린터 사업은 기술의 진보와 Convergence의 진행으로 잉크젯 방식 → 레이저방식, 모노 → 컬러, 프린터 → 복합기로 전환이 이루어지고 있으며, 향후 모노 레이저는 시장축소가 예상되고, 컬러 레이저는 성장이 예상됩니다.

(국내외 시장여건 등)

TV시장의 Mega Trend인 대형化/고화질化가 Device間, 업체間의 경쟁 격화에 따라 더욱 빠른 속도로 진행되고 있으며 이에 따라, 제품力과 브랜드파워를 앞세운 Major 업체의 시장점유율이 점차 높아지는 추세입니다. FPTV 시장은 선진시장 중심으로 성장해 왔으나, 向後 BRICS 等 성장시장의 본격적 수요 증가세가 기대되며, 특히 중

국은 '09.2月 '가전하향'정책(中 정부의 농민 가전제품 구매 보조금 지원 정책)으로 인해 이같은 증가세는 가속화될 것으로 전망됩니다. 또한 최근 고화질 및 슬림에 대한 소비자 Needs가 높아짐에 따라 친환경 소재인 LED BLU(Back Light Unit)를 적용하여 TV의 밝기와 명암비를 높이고 소비전력을 낮춘 LED TV 판매가 증가할 것으로 예상됩니다.

생활가전 사업은 美國 시장의 경우 지난 7月 제품 출하량이 4.1백만대로 前年比 19.2% 하락하는 等 7개월 연속 前年對比 감소를 기록하고 있어 선진시장은 수요회복이 완만하게 이루어질 것으로 예상되고, 소득수준이 향상되며 프리미엄 제품시장이 빠르게 확대되고 있는 개도국 시장을 중심으로 수요회복이 진행될 것으로 전망됩니다.
(출처 : Association of Home Appliance Manufacturers)
제품측면에서 유럽의 에너지 평가조건 강화 및 A등급 미달제품 판매금지 계획(2011년~)과 같은 에너지 규제 강화로 親환경/節電 기술의 중요성이 증가하고 있고, 한국, 일본 等 강한 로컬업체의 Global 공략 확대로 경쟁이 深化되면서 디자인/기술/제품의 발전속도가 빨라지고, 시장에 빠르게 공급하고 대응할 수 있는 현지거점 운영체제의 중요성이 높아지고 있습니다.

디지털 제품 전반에서 他제품군 대비 급격한 가격 하락이 일어나는 것처럼 프린터 제품군에서도 가격 下落은 지속적으로 나타나고 있으며 이는 After-Market의 특성상 주요 수익원인 소모품의 매출을 높이기 위한 업체간 과다 경쟁에서 비롯되고 있습니다. 모노 레이저 프린터와 같은 완숙기의 시장은 M/S수성을 위한 지속적인 가격 하락이 이루어진 상태이며, 컬러 레이저 프린터/복합기와 같은 성장기의 제품은 시장 先占을 위한 경쟁으로 큰 폭의 가격 하락이 이루어져 왔습니다. 하지만 최근의 경제위기에 따라 프린터 회사들은 보수적 경영전략으로 제품 판가 경쟁을 지양하여 B2C 시장에서는 세트가격을 유지하고 소모품 판가를 높여 수익 확보에 노력하는 한편 수익성이 높은 B2B시장에서는 Total Printing 관리 시스템인 MPS(Managed Print Service: 출력 관리 서비스)의 중요성을 인지하여 MPS시장 선점을 위해 필요한 Solution을 구축하기 위해 Consulting Provider에 필요한 모든 역량을 집중하고 있습니다.

<디지털미디어 영업부문 주요제품 시장점유율 추이>

제 품	2009년 3분기누계	2008년	2007년	비 고
컬러 TV	53.7%	51.4%	51.6%	국내시장점유율(GfK)
냉장고	45.3%	44.4%	44.1%	국내시장점유율(GfK)
세탁기	42.5%	41.9%	45.0%	국내시장점유율(GfK)
모니터	45.9%	44.6%	42.7%	국내시장점유율(IDC)
프린터	27.2%	30.7%	27.4%	국내시장점유율(IDC)

※ 시장점유율은 객관성제고를 위해 외부조사기관(GfK, IDC Korea)의 자료를 활용하였습니다.
- 컬러TV, 냉장고, 세탁기 : GfK ('07년부터 적용)
- 모니터, 프린터 : IDC Korea

(영업의 개황 등)

TV사업은 대형 주요 패널 업체의 8세대 LCD 라인 본격 가동으로 인해 시장내 46"/52" 등 대형 LCD 패널 가용성(Availability)이 증가하고, 40" 이상 대형 시장에서 LCD-PDP間, LCD업체間 경쟁이 치열해졌습니다. 기존의 성능, 가격 外에 '디자인'이 FP-TV의 新경쟁요소로 출현하였고, Slim과 친환경이 또다른 차별화 요소로 부각되고 있습니다.
당사는 LCD, PDP 등 FP-TV, DLP TV, 직시형 등 다양한 포트폴리오로 시장 요구에 대응하고 있고, 2006년부터 2008년까지 3년 연속으로 Sony, Philips 등을 제치고 TV 全體, FP-TV, LCD-TV 세계 1位(2008년 연간 누계 基準 ('09.1Q Display Search))를 차지하였습니다. 2008년에는 LCD-TV 로마, 보르도, 보르도 플러스의 계보를 잇는 ToC(Touch of Color : 國內 크리스털 로즈) 디자인의 프리미엄 제품을 출시하며 세계 1위의 자리를 확고히 굳히고 있으며, FHD, 120/240Hz 등 최고의 기술력을 자랑하고 있습니다. 특히 2009년에는 세계 최초로 LED TV(LED BLU, 초슬림/초경량화, 친환경)를 신규 category로 분리하여 출시, 기존 TV와 차별화 되는 제품으로 업계를 Leading하고 있습니다. 2009년 미국 시장 LED TV M/S는 92%로 LED 시장을 압도하고 있습니다.(3Q 누적, NPD Unit 기준)

생활가전사업은 냉장고, 세탁기, 건조기 等 3개 제품이 美國의 권위있는 시장조사업체인 JD파워에서 최근 8月에 실시한 가전 소비자 만족도 조사에서 1位를 차지하는 等 선진시장에서도 인정받는 제품으로 위상을 높여 가고 있습니다.(냉장고는 5年 연

속, 건조기는 2年 연속 선정)
「디지털 하이브리드 시스템(DHS)」의 신개념 시스템 에어컨을 통하여 제품의 기술적 우위를 확보하고 「원격관리 시스템(RMS)」을 통한 차별화된 서비스를 제공하여 공조 Solution 사업 역량을 강화하고 있으며, 독자적인 공기청정 기술인 SPI(Samsung Plasma Ion) 시스템은 에어컨은 물론 승용차 적용에 이어 병원과 사무실 等으로 확대될 전망입니다.

프린터사업은 글로벌 경기침체 등의 악재를 이겨내기 위해 혁신적 제품 출시와 마케팅력 강화를 통해 자가 Set와 소모품 매출을 확대하여 지속적인 성장 기조를 유지하기 위해 노력하고 있습니다. 최근에는 유통망 개척, 제품경쟁력 강화로 선진업체와의 M/S격차를 지속적으로 줄이고 있고 B2B 시장 선점을 위한 Printing Solution 개발에도 힘쓰고 있습니다. 계속된 판가 하락으로 손익에 부정적인 영향을 주었던 보급형 제품군은 기술력 강화, 원가 경쟁력, 디자인 경쟁력 확보를 통해 판가 인상으로 수익을 극대화할 것이며 기업 고객 채널 개척을 통해 부가가치가 높은 중고속기 제품군의 매출성장을 이루고 연계 서비스 수익 창출을 위한 다양한 전략을 전개하고 있습니다.

- 통신 영업부문

(산업의 특성 등)
휴대폰은 가장 개인화된 전자기기의 하나로 2009년 전세계 약 33억명의 사용자들이 이용, 보급율이 50%에 도달할 전망입니다.(출처 : Strategy Analytics) 휴대폰 산업은 1980년대 초 1세대 아날로그 방식으로 시작하여 2세대 디지털 방식을 거쳐, 현재 멀티미디어 데이터의 고속전송이 가능한 3세대 이동통신의 시대가 본격화 되고 있으며, 2010년에는 대용량 데이터의 초고속 전송이 가능한 4세대 이동통신기술이 탑재된 휴대폰이 선보이기 시작할 것으로 예상됩니다. 최근에는 모바일 컨버전스 시대의 도래에 따라, 휴대폰이 MP3, Camera, TV 및 PC 등 다양한 기기의 기능들을 흡수하여, 단순 통화의 영역을 뛰어 넘는 복합기기로 발전해 가면서 끊임없이 신규 수요를 창출해 내고 있습니다. 특히, Mobile Internet 시대를 맞이하여 3세대 이동통신의 확산과 휴대폰 기능의 PC 영역으로의 확장 추세에 따라, PC 수준의 성능과 기능을 갖춘 스마트폰이 주목을 받고 있습니다. 또한 휴대폰의 멀티미디어와 인터넷 기능 강화로 컨텐츠 및 소프트웨어의 중요성이 높아지고 있는 바, 주요 휴대폰 업체들이 각

자 독자적인 컨텐츠 및 어플리케이션 사업을 진행중이거나 준비중입니다.

컴퓨터 산업은 최근에는 더욱 강력해진 컴퓨팅 파워와 무선 네트웍 인프라의 비약적인 발전에 힘입어 Mobile PC 중심으로 시장이 빠르게 재편 되고 있으며, 또한 IT 제품의 융복합화와 맞물려 다양한 Mobile Computing Device 기기영역까지 확대 되고 있습니다. 국내 PC산업은 초고속인터넷망의 확대, IT산업의 확대, 인터넷PC의 등장과 함께 성장을 지속하다, 현재까지 국내 경기의 침체속에 저성장 국면에 접어 들었으나, Note PC를 중심으로 한 Desktop의 대체 수요 및 신규 성장으로 전체 PC 시장의 성장을 이끌 전망입니다. 특히 현재 폭발적인 성장세를 보이고 있는 Mini Note PC의 경우 통신사업자와 연계된 새로운 형태의 비지니스 모델로 자리 잡고 있기 때문에 새로운 수익모델로 연계될 것으로 예상됩니다.

네트웍 시스템 시장은 WiMAX는 전년비 고성장이 전망되나, WCDMA 성장률은 둔화될 전망이며, CDMA는 지속적인 축소가 예상됩니다.

(국내외 시장여건 등)

현재 세계 휴대폰 시장은 글로벌 금융위기 이후 가시화된 실물경제 악화로 2009년 3분기 수요는 전분기비 6.3% 성장한 반면, 전년 동기비 4.5% 감소한 2.9억대가 될 것으로 보입니다.(출처 : Strategy Analytics) 북미를 제외한 전지역이 역성장한 가운데, 특히 CIS 등의 동유럽과 중남미 지역 수요가 전년비 약 10% 이상 하락하였습니다. 하지만 전반적 시장 상황 악화 및 수요가 감소하는 상황에서도 최근 성장하고 있는 스마트폰 및 터치스크린폰 시장 등 일부 제품군 시장은 새로운 기능과 다양한 가격대 의 제품이 등장하고 있는 바, 금년에도 시장 대비 높은 성장률을 보일 것으로 기대됩니다. 최근에는 신흥시장의 수요증가에 따라 중국 Local 업체들이 저가 휴대폰 시장에서 입지를 강화하고 있으며, 스마트폰 시장의 확대에 따라 RIM, HTC 등 스마트폰 전문 업체들의 입지 강화로 시장에서의 경쟁은 더욱 치열해 지고 있는 상황입니다.

세계 PC 시장은 미주 구주 등 선진 시장의 성장세 둔화에도 불구하고, 중국, 인도, BRICs 등 신흥 시장의 가파른 수요 증가가 전체 PC 시장 성장을 주도할 것으로 예상되고, 제품적인 측면에서는 CPU 성능 및 무선 네트웍 기술의 비약적인 발전과 지속

적인 제품 가격 하락으로 Note PC 중심으로 빠르게 재편될 것으로 예상됩니다.
시장조사기관에 의하면 2008년 하반기부터 시작한 경기 침체에도 불구하고 세계 Note PC 시장은 2012년까지 연평균성장률 21%의 고성장을 지속할 것으로 전망하고 있습니다. (2009년 3월, Gartner 전망) 2008년 출시 이후 구주 시장을 시작으로 큰 폭의 성장세를 보인 Mini Note PC의 경우, Second PC 수요 창출 및 Data 중심의 통신사업자向 비지니스 기회가 확대 됨으로써 2009년 전체 Note PC 시장의 14% 까지 점유율 확대가 예상됩니다.

M-WiMAX는 美· 日 선진국 상용화 단계로 2009년 본격적인 성장이 전망 됩니다. CDMA는 시장 포화 및 4G 진화방안 부재로 점진적 축소가 예상되고, WCDMA는 기존 HSDPA 보완 투자 等으로 성장은 지속하나, 유럽 지역 경기불안 等으로 성장률은 둔화가 예상 됩니다. 國內 WCDMA는 가입자 증가로 용량증설 위주의 수요가 예상되며, CDMA도 이동통신사(LGT)의 전국網 구축後 노후장비 대체 및 음영지역 위주의 투자가 전망됩니다. 인터넷Infra사업은 全세계적인 아날로그 방송 중단 추세에 따라 디지털 방송 전환 및 유료 방송 가입자 증가 等으로 STB 및 가정用 홈 미디어 서버 제품의 수요확대가 전망 됩니다. 국내 인터넷전화 시장은 사업자間 경쟁심화가 전망 됩니다.

<통신 영업부문 주요제품 시장점유율 추이>

제 품	2009년 3분기누계	2008년	2007년	비 고
휴대폰	50.8%	50.2%	50.0%	국내시장점유율(당사추정)
P C	41.3%	39.8%	38.4%	국내시장점유율(Gartner)

※ 시장점유율은 객관성제고를 위해 외부조사기관(Gartner)의 자료를 활용하였으며, 객관적인 자료 확인이 어려운 제품은 당사 추정치를 활용하였습니다.

(영업의 개황 등)

3분기는 경기 침체로 시장 수요가 감소한 상황에도 불구하고 휴대폰 판매량은 Global기준으로 6,000만대 이상을 판매하여 전분기 대비 14%이상 증가하는 등 지속 성장하고 있습니다. 2009년 당사는 어떠한 시장상황 하에서도 성장세를 이어 간다는 목표 아래

1) 풀터치폰, 고화소 카메라폰, Music 특화폰 등 High-end 경쟁력을 강화,

2) 스마트폰 사업 확대 기반 구축,
3) 신흥시장 사업확대,
4) 이동통신 사업자 관계 강화,
5) Operation 효율화 등 사업 경쟁력을 강화함으로써
향후 시장 점유율을 지속적으로 높여 나갈 것입니다.

컴퓨터 사업은 계절적인 성수기 진입으로 인한 수요 증가와 구주 중심의 수출 물량 확대에 힘입어 전년 동기 대비 큰 폭 성장을 기록하였습니다. 이는 차별화된 신제품의 적기 출시 및 지역별 특화 프로모션 운영 등 적극적인 시장 대응을 통한 Retail 거래선 확대 및 통신사업자 확판을 추진한 결과라고 할 수 있겠습니다. 4분기는 본격적인 성수기 진입 및 마이크로소프트 Windows 7 OS 출시 등으로 인해 큰 폭의 수요가 발생할 것으로 예상 됩니다. 당사는 주요 거래선 판매 확대, 지역별 유통 채널 재정비 등을 통해 Market Leadership을 지속 확대할 계획입니다.

네트웍 시스템사업은 국내의 경우 통신사업자와 연계하여 방송통신위(委)의 M-WiMAX 활성화 추세에 대응하여 지속적으로 사업 추진 중에 있고, 해외의 경우 미국은 작년 상용화 後 금년에는 상용서비스 지역 확대에 주력하고 있으며, 일본에서는 7월 상용 서비스를 개시하고, 사업자와 연계하여 서비스 활성에 대응하고 있습니다. 최근 러시아에서는 추가 증설 추진하여 전국 주요 38개 도시를 포함하는 러시아 전역으로 M-WiMAX 서비스 지역을 확대할 계획입니다.
Internet Infra 부문은 국내를 포함 미국, 영국, 프랑스, 독일, 이태리, 폴란드, 네덜란드, 덴마크, 인도 等 全世界 주요 국가에 STB를 공급하고 있으며 거래 국가는 점차 증가될 전망입니다.

[DS부문]

- 반도체 영업부문

(산업의 특성 등)
반도체는 일반적으로 크게 정보를 저장하고 기억하는 메모리 반도체와 암산과 추론

등 논리적인 정보처리 기능을 하는 System LSI(비메모리 반도체)로 구분됩니다.
메모리 반도체는 크게 읽고(Read) 쓸 수 (Write)있는 램(RAM)제품과 읽기만 할 수 있는 롬(ROM)제품으로 구분됩니다. 램(RAM)은 전원이 꺼지면 기억된 내용은 지워져 버리기 때문에 휘발성메모리(Volatile Memory)라고 하며 컴퓨터의 주기억장치, 응용 프로그램의 일시적 로딩(loading), 데이터의 일시적 저장 등에 사용됩니다.

System LSI 제품은 응용처 등에 따라 종류가 다양하며 가장 규모가 큰 것이 PC 및 서버 등의 중앙처리장치인 CPU(Central Processing Unit)이고 가전,통신 및 네트웍, 게임 등 다양한 분야에 적용되고 있습니다. 당사는 디지털TV, DVD기기, MP3 등의 Media用 제품과 카메라폰用 이미지 센서, 스마트폰用 Mobile CPU, 기타 주문형 반도체 등을 공급하고 있습니다.

반도체 시장은 전통적으로 세계 경제와 연동하면서 주기적으로 호황과 불황을 반복하는 경향을 보여 왔으며, 특히 메모리 공급업체의 선단공정 도입 및 투자 확대에 따른 공급 증가는 수급 불균형을 야기하였습니다. 그러나 최근에는 Non-PC, 모바일폰 및 기타 Digital Consumer 등 전반적인 응용 시장의 확대와 전자제품에서 차지하는 반도체 비중이 지속 증대되고 있어 예전과 같은 시장 수급의 변동성은 점차 줄어들 것으로 전망되고 있습니다.

(국내외 시장여건 등)
2009년 3분기 DRAM/NAND 시장은 수요 측면에서는 세계 각국의 내수 부양에 따른 글로벌 경기 회복으로 수요 증가세가 가시화되었고 공급 측면에서는 경쟁사의 가동율 회복 지연으로 업계 공급이 제한적으로 이루어져 판가가 상승 국면에 있습니다. 4분기는 경쟁사의 가동율 상승 및 공정 전환에 따른 공급 증가가 예상되나, PC 및 휴대전화 수요 강세가 지속되어 가격이 안정세를 이룰 것으로 예상됩니다. 또한, PC 수요가 계절적으로 둔화되는 2010년 1분기에는 공급 과잉으로 전환될 것으로 보입니다.
DRAM의 경우 Note-PC 업체의 DDR3 채용 증가 및 Server向 수요 확대로 출하량이 증가할 것입니다. NAND는 MP3/PMP 等 신제품 출시 및 스마트폰向 고용량 채용 증가로 수요가 증가할 것으로 예상됩니다. 그러나, 메모리 반도체 시장은 가격 상승에 경쟁업체들의 점진적인 가동율 회복으로 공급이 증가하며 가격 재하락이 우려됩니다. 도시바는 가동율이 회복되고 IMFT는 30나노급 NAND 전환을 완료하면서

공급을 증가시키고 있습니다. 또한 주요 DRAM 업체들은 현재의 가격 안정세를 기회로 생존을 위한 대대적인 자금조달 방안을 마련하고 있습니다.

<반도체 영업부문 주요제품 시장점유율 추이>

제 품	2009년 3분기누계	2008년	2007년	비 고
DRAM	36.1%	30.1%	27.8%	세계시장 점유율(당사추정)

(영업의 개황 등)

당사는 메모리 DRAM 부문에서는 68나노 공정 비중을 축소 중이며 56나노 제품 생산을 확대 중에 있습니다. NAND FLASH 부문에서는 51나노 공정 비중을 축소 중이며 42나노 제품을 확대 중입니다. 또한 DDR2에서 DDR3로의 전환을 가속화하고 있으며 MoviNAND, SSD(Solid State Disk) 등과 같은 차세대 성장동력에도 총력을 기울이고 있습니다. 또한, DRAM 시장에서는 Server 및 Note PC向 DDR3 위주의 Premium 시장공략, 50나노급 미세공정 전환 확대 및 40나노급 도입 등으로, NAND에서는 Embedded向 고용량 제품 강화 및 40나노 이하 공정 전환 가속화로 원가경쟁력을 제고하고 시장지배력을 확대시켜 나갈 것입니다.

System LSI 사업도 전체적인 시황 개선은 어려울 것으로 예상되지만, 일류화 제품 개발 및 원가 경쟁력 확보로 수익성을 향상할 것입니다. 차세대 주력제품인 Image Sensor의 지속적인 성장과 함께 최첨단 공정기술(90/65나노)을 이용한 Foundry 시장 공략에 가속도를 붙이고 있습니다.

- LCD 영업부문

(산업의 특성 등)

TFT-LCD(Thin film Transistor Liquid Crystal Display) 제품은 노트북과 모니터, LCD-TV 등에 사용되는 대형과 휴대폰, 네비게이션, 디지털 카메라, MP3 등에 사용되는 중소형으로 구분되며, 당사는 2009년 중소형 부문이 분사함에 따라 대형 제품을 중심으로 사업을 영위하고 있습니다.

TFT-LCD는 전기 소비량이 적고 가볍고 얇으면서도 높은 해상도를 구현할 수 있어 휴대성이 강조되는 휴대폰, MP3와 같은 제품에서부터 높은 해상도와 휘도를 요구하는 대형 TV 까지 응용처가 매우 다양합니다. 단점으로 지적되어 왔던 시야각 및 잔상 문제도 해결되는 등, 제품 특성상의 강점과 혁신적인 원가절감을 통한 원가경쟁력에 힘입어 다른 경쟁 Device를 제치고 평판 디스플레이 산업을 석권하였습니다.

대형 TFT-LCD산업은 노트북을 시작으로 모니터, TV 순서로 시장이 급속히 성장하여 왔으나, 모니터용에서 CRT 100% 대체가 가시화되고 LCD-TV 보급률도 높아짐에 따라 성장률의 둔화가 예상되고 있습니다.

산업의 규모는 금액 기준으로 2008년에 719억$을 기록하였으나, 2009년에는 글로벌 금융위기에 따른 경기침체의 영향으로 시장규모는 전년 대비 약 13% 감소된 622억$로 예상 됩니다. 그러나 중국 TV 시장의 폭발적인 성장세와 LED 채용TV 출시 등에 따른 TV 수요의 강세, DID(Digital Information Display) 및 노트북 부문의 미니 노트북 등 새로운 Application의 개발에 힘입어 수량 기준 TFT-LCD 시장 규모는 2009년에 505백만대로 전년 대비 약 15% 성장할 것으로 전망됩니다.(자료 : DisplaySearch 2009.3Q)

대형 TFT-LCD 시장은 주기적인 수요와 공급의 불일치로 수급 변동 사이클(Crystal Cycle)이 발생하여 호황과 불황이 반복되는 모습을 보여 왔으며, 이와 더불어 상반기보다는 하반기에 수요가 집중되는 계절적 경기사이클(Seasonality)도 산업의 중요한 특징이라 할 수 있습니다. 2007년 하반기부터 2008년 상반기까지 공급 부족에 따른 수급 사이클에 따라 업계는 호황 국면을 구가하였으나, 2008년 하반기의 글로벌 금융 위기에 따른 수요의 급감 및 업계의 공격적인 투자로 인한 공급능력 확대로 심각한 공급과잉에 직면하게 되었습니다. 이에 업계는 최대 60~70% 수준의 감산을 단행하여 2009년 1분기에는 모든 업체가 적자를 기록하는 등 위기를 맞이하였습니다.
그러나, 2분기에 들어서면서 경기 하락세가 완화되고, 특히 중국의 경기부양책에 힘입어 TV 수요가 폭발적으로 증가하는 한편, 북미 시장의 TV 수요도 다소 강세를 유지함에 따라 대형 TFT-LCD 업황도 1분기를 저점으로 2분기부터는 TFT-LCD 전제품군에서 판가가 상승하는 등 회복세로 돌아서게 되었습니다.
계절적 성수기인 3분기에 접어들면서 노트북, 모니터, TV 등 전 부문에서 수요 강세가 지속되고 판가도 계속 상승함에 따라 TFT-LCD 산업은 호황국면을 맞이하게 되

어 업계 실적도 대폭 개선되었습니다. 4분기는 점차 수요 증가세가 둔화되고 신규라인의 풀가동으로 공급이 늘어나, 10월부터는 판가도 점차 하락할 것으로 예상되나, 판가하락은 완만하게 진행될 것으로 보입니다. 그러나, EU/북미의 높은 실업률로 인한 연말 수요 부진 가능성은 위험요소라 할 수 있습니다.

(국내외 시장여건 등)

당사는 매출기준 업계 1위의 점유율을 유지하고 있으며 국내, 대만, 일본 및 중국의 업체와 경쟁을 하고 있습니다. 2008년 하반기에는 글로벌 금융위기에 따른 유례없는 경기 침체로 수요가 급감함에 따라 모니터 가격이 50%이상 하락하여 4분기에 판가가 현금원가 이하로 떨어지는 등 업계 수익성 악화가 심각해졌습니다. 이에 따라 대규모 감산이 발생하였으며, 全업체가 2009년 1분기까지 적자를 면하지 못하는 等 수익성 악화가 심각하였습니다. 이러한 불황 국면에서 당사를 포함한 상위 업체는 환율 및 거래선 구조의 우위를 바탕으로 대만 등 하위 업체 대비 상대적으로 안정된 가동률을 유지할 수 있었으며, 이로 인해 상· 하위 업체간의 현격한 이익률 차이가 나타나게 되었습니다.
중국 TV 세트 시장은 기존의 높은 성장률에 더하여 가전하향(家電下鄕) 등 중국 정부의 경기부양 정책에 힘입어 2009년에 전년 대비 약 87%의 시장 성장이 예상 되는 등 폭발적으로 성장하고 있어 TFT-LCD 산업의 중요한 성장동력으로 등장하였습니다. 또한, 중국 로컬 브랜드가 지방 유통망의 우위를 바탕으로 글로벌 브랜드를 따돌리고 시장을 장악해 나가고 있어 패널 업체와 중국 로컬 브랜드와의 거래선 관계가 중요한 요소로 대두되고 있습니다.
이러한 상황에서 중국 정부는 자국 내에 TV 패널산업을 육성하기 위해 막대한 규모의 지원 프로그램을 제시하여 패널업체의 Fab공정의 중국 진출을 유도하고 있으며, 이에 몇몇 패널업체는 중국 진출을 공식화 하는 등 중국진출 논의가 활발히 진행 중에 있습니다.
세계경제가 글로벌 금융위기로 촉발된 경기침체가 2분기 이후 점차 회복세로 접어들고 있으나, 미국/유럽의 높은 실업률 부담으로 소비 회복에는 다소 시간이 소요될 전망으로 기업용 수요가 많은 노트북, 모니터용 패널 수요는 약세가 지속될 것으로 예상됩니다. 2009년 노트북용 패널 수요는 2008년 수준을 소폭 상회하는 수준에 그치는 반면, 16:9 및 LED 채용 확대 추세가 지속될 전망이며, 2009년 말 Window 7 출시에 따라 향후 TSP(터치스크린 패널)에 대한 수요도 확대될 것으로 예상됩니다. 모

니터용 패널은 경기침체와 더불어 보급률 포화, 노트북 대체 증가로 수요 약세가 지속될 전망이나 20"이상 대형 및 16:9 Wide 제품의 급성장이 수요 약세를 보완해 주고 있습니다.
TV 시장은 경기침체와 중국 가전하향의 영향으로 32"이하 중소형 LCD-TV 패널 수요가 강세인 가운데, 중국 시장의 급속한 확대가 TFT-LCD 산업을 견인하고 있습니다.

<LCD 영업부문 주요제품 시장점유율 추이>

제 품	2009년 3분기누계	2008년	2007년	비 고
TFT-LCD	24.8%	21.9%	20.0%	세계시장 점유율(DisplaySearch)

※ 시장점유율은 객관성제고를 위해 외부조사기관(DisplaySearch)의 자료를 활용하였으며, 객관적인 자료 확인이 어려운 제품은 당사 추정치를 활용하였습니다.

(영업의 개황 등)

2009년 TFT-LCD 시장에서는 상위 업체와 하위 업체간의 경쟁력 격차가 확대되어 상위 업체는 조기에 흑자 전환 및 수익성을 회복한 반면 하위 업체는 큰 폭의 적자를 기록하고 수익성 회복도 지연되는 양상을 보이고 있습니다. 향후에도 시장 성장 정체가 예상되는 만큼 이런 업체간 양극화 현상은 더욱 심하여 질 것으로 예상됩니다. 당사는 2009년 상반기의 불황을 겪으면서 안정적인 SCM, 거래선 구조 및 원가경쟁력의 우위를 바탕으로 상대적으로 안정된 가동률 및 수익력을 시현하여 대만업체와의 격차를 더욱 크게 확대할 수 있었습니다.
시장의 불확실성이 상존하고 있고, 업체간 제품경쟁력의 차별화가 용이하지 않은 시장 상황에서, 당사는 제품경쟁력 확보 뿐만 아니라, 기존에 우위를 점하고 있는 SCM, 거래선 전략 및 원가경쟁력을 한층 더 강화시켜 나갈 것입니다.
이를 위하여 당사는 시장 선도 업체로서의 우위를 바탕으로 Glass, C/F, Drive IC, 편광판, PI 및 Sheet류 등 핵심 부품의 수직 계열화를 지속 추진하는 등 주요 부품의 국산화 비중을 늘려 가고 있습니다. 또한 Module 장비를 중심으로 액정, TFT 공정의 장비까지 LCD 생산을 위한 핵심 장비의 국산화 비율도 지속 확대하고 있습니다. 아울러 거래선 전략을 강화하여 기존 거래선과의 협력관계를 공고히 하는 한편, 새로이

중국 로컬 TV 세트 업체와도 협력관계를 확대하고 있습니다.

노트북용 제품은 Top 3업체의 비중이 지속적으로 확대되고 있으며, 경쟁사 대비 우수한 제품 특성(무게, 응답속도 등)과 품질, 원가 경쟁력을 모두 갖춘 제품 개발 및 고객의 요구에 적시 대응함으로써 판매 확대 및 수익성 개선을 추진해 나갈 것입니다.

모니터용 제품은 대만 및 중국의 후발업체들이 참여하여 평준화가 지속됨에 따라 원가 경쟁력 확보를 통하여 수익성을 개선해 나갈 것이며, 20"이상 대형 및 16:9 모니터에 대한 시장 수요에 적극 대응하여 판매 확대에 힘쓰도록 하겠습니다.

LCD-TV용 제품은 CRT TV 대체가 가속화되고, 중국 가전하향(家電下鄕)의 영향으로 32"이하 중소형 LCD-TV 시장이 크게 증가함에 따라, 32" 제품에 비교우위가 있는 8세대 라인을 통하여 판매를 지속 확대할 계획이며, LED 채용 TV와 같은 혁신적인 제품을 지속 개발/출시하여 시장 성장을 선도하도록 하겠습니다.

나. 사업부문별 요약 재무현황

[단위 : 백만원]

부문	영업부문	구 분	제41기 3분기누계		제40기		제39기	
			금액	비중	금액	비중	금액	비중
DMC 부문	디지털 미디어	외부매출액	9,709,291	15.1%	9,868,005	13.5%	8,212,788	13.0%
		내부매출액	3,718	0.2%	23,431	0.9%	20,425	0.8%
		매출액 계	9,713,009	14.6%	9,891,437	13.1%	8,233,214	12.5%
		영업이익	360,661	9.1%	△388,624	-	△405,479	-
		총자산	14,123,478	17.5%	10,875,125	15.0%	8,958,692	13.7%
		감가상각비	100,076	1.7%	89,092	1.2%	85,574	1.2%
	통신	외부매출액	25,184,500	39.1%	26,717,706	36.6%	21,061,589	33.3%
		내부매출액	9,988	0.4%	31,099	1.2%	28,587	1.1%
		매출액 계	25,194,488	37.8%	26,748,804	35.4%	21,090,176	32.0%
		영업이익	2,216,655	55.7%	2,370,699	-	2,158,871	-
		총자산	17,412,716	21.6%	15,574,719	21.5%	11,602,012	17.8%
		감가상각비	149,877	2.6%	250,302	3.3%	258,884	3.7%
	계	외부매출액	35,199,020	54.6%	37,037,701	50.8%	29,702,208	47.0%
		내부매출액	13,772	0.6%	56,373	2.1%	49,012	1.8%
		매출액 계	35,212,792	52.8%	37,094,074	49.0%	29,751,220	45.2%
		영업이익	2,578,930	64.8%	1,967,440	-	1,760,204	-
		총자산	34,644,789	42.9%	28,443,632	39.2%	22,299,793	34.2%
		감가상각비	272,146	4.7%	380,039	5.0%	385,159	5.5%
DS 부문	반도체	외부매출액	14,895,417	23.1%	17,663,340	24.2%	18,663,154	29.5%
		내부매출액	1,653,647	74.3%	1,575,438	58.8%	1,513,931	57.0%
		매출액 계	16,549,064	24.8%	19,238,778	25.4%	20,177,085	30.6%
		영업이익	584,470	14.7%	132,634	-	2,209,295	-
		총자산	30,290,184	37.5%	28,541,549	39.4%	28,017,598	43.0%
		감가상각비	4,171,989	72.4%	5,455,240	71.6%	4,951,867	70.2%
	LCD	외부매출액	14,317,247	22.2%	18,067,757	24.8%	14,660,439	23.2%
		내부매출액	545,110	24.5%	987,865	36.9%	973,782	36.7%
		매출액 계	14,862,357	22.3%	19,055,622	25.2%	15,634,220	23.7%
		영업이익	810,267	20.4%	2,041,499	-	1,952,787	-
		총자산	12,645,950	15.7%	13,166,927	18.2%	10,811,782	16.6%
		감가상각비	1,221,536	21.2%	1,660,254	21.8%	1,601,150	22.7%
	계	외부매출액	29,247,839	45.4%	35,871,896	49.2%	33,399,045	52.9%
		내부매출액	2,212,396	99.4%	2,623,590	97.9%	2,605,696	98.2%
		매출액 계	31,460,235	47.2%	38,495,485	50.9%	36,004,741	54.7%
		영업이익	1,394,868	35.1%	2,185,372	-	4,171,831	-
		총자산	43,081,457	53.3%	41,836,443	57.7%	38,964,902	59.7%
		감가상각비	5,401,437	93.7%	7,125,248	93.5%	6,563,389	93.0%

※ 사업부문구분은 제41기 3분기 기준으로 40기 및 39기를 재작성하였습니다.

[Δ 는 부(-)의 수치임]

2009년 3분기누계 당사매출은 외부매출액기준 64조 4,479억이며, 디지털미디어 영업부문이 9조 7,093억(15.1%), 통신 영업부문이 25조 1,845억(39.1%) 등 DMC부문이 약 54.6% 수준이며, 반도체 영업부문이 14조 8,954억(23.1%), LCD 영업부문이 14조 3,172억(22.2%) 등 DS부문이 약 45.4% 수준입니다.

영업이익은 HHP등의 판매호조에 따라 통신 영업부문이 2조 2,167억 등 DMC부문이 2조 5,789억 이익을 달성하였고, DS부문도 메모리 및 LCD의 판매가격 상승 및 물량 증가 등의 영향으로 1조 3,949억 이익을 달성하였습니다.

■ 공통 판매비와 관리비 및 자산의 합리적 배부기준 적용

1) 공통 판매비와 관리비의 경우 각 제품/모델별 귀속이 확실한 직접비용(위임성 경비)은 각 제품/모델부문에 직접 귀속시키고 귀속여부가 불분명한 공통경비는 각 COST DRIVE(매출액비,수량비, 인원수비 등)에 의거 적절히 배부하고 있습니다.

2) 공통자산의 경우 직접귀속이 가능한 자산(재고자산, 고정자산,투자자산등)은 해당부서에 직접 귀속되나, 전사 공통관리가 필요한 자산 및 자산귀속이 불분명한 자산은 배부기준(매출액비, 인원수비 등)에 의거 각 부문에 배부하고 있습니다.

2. 주요 제품, 서비스 등

가. 주요 제품 매출

당사는 TV, 프린터, 냉장고, 에어컨, 세탁기, 휴대전화, 컴퓨터 등 완제품과 반도체 부품 및 LCD panel 등을 생산, 판매하고 있습니다. 당사의 3분기누계 각 제품별 매출액 및 총 매출액에서 차지하는 비율은 다음과 같습니다.

(단위 : 억원)

부문	영업부문	주요 제품	매출액	비율
DMC부문	디지털미디어	CTV, 모니터, 프린터, 에어컨, 냉장고, 세탁기 등	97,093	15.1%
	통신	휴대폰, 네트웍 시스템, 컴퓨터 등	251,845	39.1%
	기타	-	3,052	0.5%
	부문계		351,990	54.6%
DS부문	반도체	Memory, System LSI, HDD 등	148,954	23.1%
	LCD	TFT-LCD	143,172	22.2%
	기타	-	352	0.1%
	부문계		292,478	45.4%
기타		-	11	0.0%
계			644,479	100.0%

※ 상기 매출액은 외부매출액 기준입니다.

제41기 3분기누계 매출은 DMC 부문이 35조 1,990억으로 전체 외부매출액의 54.6%, DS부문이 29조 2,478억으로 45.4%를 구성하고 있습니다. 영업부문기준으로는 통신영업부문이 전체 매출액의 39.1%로 4개 영업부문중 매출비중이 가장 높습니다.

☞ 세부 제품별 매출은 5. 매출 항목을 참조하십시요.

나. 주요 제품 등의 가격 변동 현황

(단위 : 천원,$)

품 목		제41기 3분기 ('09.1.1~9.30)	제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)
HHP	내수(천원)	370	309	304
	수출($)	113	135	158
	내수(천원)	0.2	0.4	0.9

품 목		제41기 3분기 ('09.1.1~9.30)	제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)
메모리	수출($)	0.3	0.3	1.0
TFT-LCD	내수($)	101.5	157.0	143.3
	수출($)	114.9	164.1	161.9

* 주요 제품은 사업부문의 수익성에 중요한 영향을 미치는 제품 기준입니다.

HHP는 내수의 경우 풀터치폰 등 고가제품의 판매호조로 평균판가가 상승하였으나, 수출의 경우는 중저가폰 판매비중 증가영향으로 평균판가가 2008년 연간 평균판가 대비 16.3% 하락하였습니다.
메모리는 Global 경기 침체에 따른 지속적인 수요약세로 2007년이후 지속적인 판가하락 추세를 보이고 있습니다. 하지만, 최근 세계 각국의 경기부양책에 따른 수요회복으로 인해 판가가 상승세를 보이고 있습니다.
LCD 패널 또한 2008년 하반기부터 수요부진 및 공급과잉 영향으로 판가가 지속적으로 하락하였으나, 최근 수요회복으로 인해 판가가 상승세를 보이고 있습니다.

3. 주요 원재료

(단위 : 억원)

부문	매입유형	품 목	구체적용도	매입액	비율	비고(매입처)
DMC부문	원재료	Base Band Chip	CPU	22,203	9.6%	Qualcomm,NXP 등
	원재료	중소형 LCD	Display	19,000	8.3%	SMD,BYD 등
	원재료	Memory	단말기 S/W 구동	14,550	6.3%	반도체,도시바 등
	원재료	사출	단말기 외관	11,259	4.9%	신양,피앤텔 등
	원재료	Camera	정지,동영상 촬영	10,662	4.6%	테크윈,삼성전기
	원재료	LCD PANEL	화상신호기	7,408	3.2%	사내조달 등
	원재료	Battery	단말기 전원공급	6,336	2.8%	SDI,이랜텍 등
	원재료	기 타	-	82,570	35.9%	
	상 품	N/P SET	N/P 완제품	16,683	7.2%	SESC
	상 품	냉장고	냉장 & 냉동	11,715	5.1%	삼성광주전자㈜,SSEC
	상 품	에어컨	냉방 & 제습	8,783	3.8%	삼성광주전자㈜,SSEC
	상 품	모니터外	모니터 및 악세사리	7,207	3.1%	사내조달 등
	상 품	기타	-	11,880	5.2%	
	부문계			230,256	100.0%	
	원재료	POL	Panel 재료	12,087	6.4%	동우화인켐 外
	원재료	Wafer	반도체원판	6,718	3.6%	SUMCO, 실트론
	원재료	DISK	HDD DATA STORE	6,649	3.5%	SDK, FUJI

부문	매입유형	품 목	구체적용도	매입액	비율	비고(매입처)
DS부문	원재료	DRIVER/IC	구동회로	6,296	3.4%	매그나칩반도체 外
	원재료	HSA	HDD DATA R/W	3,298	1.8%	SAE, NHK
	원재료	기타	-	105,364	56.1%	
	상 품	Panel	Panel	40,168	21.4%	SLCD
	상 품	기타	-	10,381	5.5%	
	부문계			187,663	100.0%	
총계				417,919		

당사의 주요 원재료는 DMC부문의 경우 LCD Panel과 Base Band Chip, Memory 등이며, DS부문의 경우 Wafer, DRIVER/IC, POL 등이 있습니다. 이중 LCD Panel은 사내(LCD영업부문) 및 계열회사(SMD) 등으로부터 조달받고 있고, 휴대폰에 쓰이는 Base Band Chip은 Qualcomm과 NXP등으로부터 공급받고 있습니다.
반도체 Chip 생산에 필요한 원재료인 Wafer를 SUMCO 및 실트론 등에서 공급받고 있으며, LCD PANEL은 S-LCD로부터 완성된 PANEL을 공급받는 한편, 삼성코닝정밀유리, 머크, 매그나칩반도체, 동우화인켐, 제일모직, 삼성전기 등으로부터 GLASS,액정, DRIVE IC, POL 등을 공급받아 LCD PANEL을 제조하고 있습니다.

- 주요 원재료 가격 변동 추이 (단위 : 천원,$)

구 분	품 목	국 수	제41기 3분기 ('09.1.1~9.30)	제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)
DMC부문	PDP 42"	국내(천원)	295	319	358
	LCD 40"	국/수(천원)	516	489	545
	LCD 46"	국/수(천원)	967	724	723
	MCP(MEMORY)	국/수(천원)	4.9	4.1	5.9
	PCB	국내(천원)	2.1	2.5	1.9
DS부문	Wafer	국/수($)	124.2	192.8	201.4
	HSA	수입($)	14.2	16.0	17.5
	DISK	국/수($)	4.7	5.7	6.0
	DRIVER/IC	국/수(천원)	0.8	0.9	0.9
	POL	국/수(천원)	7.2	4.2	2.5

DMC부문의 LCD Panel은 LFD(Large Format Display) 및 LED TV 생산 확대로 인해 高단가 Panel 구입이 증가하면서 2009년 3분기누계 구입 단가가 전년 연간평균가격 대비 상승하였습니다.
DS부문의 Wafer는 반도체 경기악화에 따른 수요감소로 단가도 전년 평균구입가격 대비 35.6% 하락하였습니다. POL 단가는 전년대비 71.4% 상승했습니다. POL 단

가 상승의 주요 원인은 LCD영업부문에서 TV 비중이 높아져서 제품의 평균 Size가 커졌기 때문입니다.(POLARIZER는 편광판으로 제품 크기에 따라 Size가 결정됨)

4. 생산 및 설비

가. 생산능력, 생산실적, 가동률

(생산능력)

(단위 : 천대,천개,식)

부문	품 목	사업소	제41기 3분기 ('09.1.1~9.30)	제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)
			수량	수량	수량
DMC부문	CTV	수원	750	1,114	1,324
	모니터		146	129	64
	프린터	구미	247	1,258	1,214
	HHP		40,246	80,800	81,000
	시스템		43,560	23,760	15,840
DS부문	메모리	기흥/화성	27,896,000	30,639,000	14,009,000
	시스템LSI	기흥	2,833,000	4,786,000	4,182,000
	HDD	구미	38,730	44,320	49,148
	TFT-LCD	천안/탕정	108,521	223,247	216,044

DMC부문의 주요 품목별 생산능력은 평균LINE수× 시간당 평균생산실적× 일평균가동시간× 가동일수로 산출하였으며, DS부문의 메모리 및 시스템 LSI의 생산능력은 생산실적(패키지 OUT기준)을 가동율로 나눠서 생산능력을 산출하고 있고, LCD의 경우 투입되는 Glass를 Panel기준으로 환산하여 산출하고 있습니다.

(생산실적)

(단위 : 천대,천개,식)

부문	품 목	사업소	제41기 3분기 ('09.1.1~9.30)	제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)
			수량	수량	수량
DMC부문	CTV	수원	787	1,047	1,075
	모니터		131	155	72
	프린터	구미	252	1,216	1,191
	HHP		41,609	68,258	83,763

부문	품 목	사업소	제41기 3분기 ('09.1.1~9.30)	제40기 ('08.1.1~12.31)	제39기 ('07.1.1~12.31)
			수량	수량	수량
	시스템		14,319	14,474	14,819
DS부문	메모리	기흥/화성	27,896,000	30,639,000	14,009,000
	시스템LSI	기흥	2,833,000	4,786,000	4,182,000
	HDD	구미	38,730	44,320	48,950
	TFT-LCD	천안/탕정	93,686	183,258	184,365

DMC부문의 CTV 생산실적은 3분기누계 787천대이고, HHP 생산실적은 3분기누계 41,609천대입니다. DMC부문의 제품들은 해외생산 비중이 커서 국내생산 규모는 크지 않습니다.

DS부문의 메모리 3분기누계 생산실적은 27,896백만개, TFT-LCD 3분기누계 생산실적은 93,686천개입니다.

(가동률)

(단위 : 시간)

부문	영업부문	3분기 누계 가동가능 시간	3분기 누계 실제 가동시간	평균가동률
DMC부문	디지털	29,028	29,548	101.8%
	통신	423,079	472,303	111.6%
	계	452,107	501,851	111.0%
DS부문	반도체	91,680	91,584	99.9%
	LCD	26,112	26,112	100.0%
	계	117,792	117,696	99.9%
전사계		569,899	619,547	108.7%

DMC부문의 가동률은 가동가능시간(라인 × 교대 × 평균근무일수 × 시간)과 실제 가동시간 (라인 × 교대 × 일수(실제근무일) × 시간)을 계산하여 산출하고 있습니다. DMC부문의 경우는 생산물량 증가로 인해 실제근무 일수가 증가하여 평균가동률이 높습니다.

DS부문은 24시간 3교대 작업을 실시하고 있으며, 휴일을 포함하여 3분기누계 가동일은 총 273일입니다. 273日× 생산라인수× 24H으로 실제 가동시간을 산출하여 가동률을 계산 하였습니다.

나. 생산설비 및 투자현황 등

(1) 생산설비 현황

당사는 서울 서초구에 위치한 서초사옥을 비롯하여 수원, 구미, 기흥, 온양, 탕정 등 9개 사업장에서 주요 제품에 대한 제조, 개발, 마케팅, 영업 등의 사업활동을 수행하고 있습니다.

[사업장 현황]

사업장	소재지
서초사옥	서울시 서초구 서초2동 1320-10번지 삼성전자빌딩
수원사업장	경기도 수원시 영통구 매탄3동 416번지
구미1사업장	경상북도 구미시 공단동 259번지
구미2사업장	경상북도 구미시 임수동 94-1번지
기흥사업장	경기도 용인시 기흥구 농서동 산24번지
온양사업장	충청남도 아산시 배방면 북수리 723번지
천안사업장	충청남도 천안시 성성동 510번지
탕정사업장	충청남도 아산시 탕정면 명암리 200번지
화성사업장	경기도 화성시 반월동 산16번지

당사의 주요 생산설비는 토지, 건물 및 구축물, 기계장치, 건설중인자산 등이 있으며, 3분기말 현재 장부가액은 27조 9,961억으로 전기말 대비 3조 2,537억 감소하였습니다. 신규취득은 2조 8,595억인 반면 기계장치 등의 감가상각비로 3분기누계 5조 6,424억이 상각되었습니다.

[단위 : 백만원]

구 분	토 지	건물및구축물	기계장치	건설중인자산/미착기계	기타	계
기초	2,921,337	6,791,768	17,725,669	3,156,361	654,688	31,249,823
취득 및 자본적지출	-	13,785	102,493	2,723,085	20,176	2,859,539
본계정대체로 인한 증감	19,698	1,188,195	2,449,917	(3,716,090)	58,280	-
처분 및 폐기	(6,433)	(2,685)	(226,301)	(127,529)	(10,813)	(373,761)
감가상각비	-	(388,865)	(5,086,182)	-	(167,325)	(5,642,372)
기타	-	(598)	1,602	(96,665)	(1,427)	(97,088)
기말	2,934,602	7,601,600	14,967,198	1,939,162	553,579	27,996,141

구 분	토 지	건물및구축물	기계장치	건설중인자산/미착기계	기타	계
취득원가	2,934,602	10,446,858	55,296,831	1,939,162	1,799,023	72,416,476
상각누계액	-	(2,845,258)	(40,329,633)	-	(1,245,444)	(44,420,335)

* 3분기말 현재 토지의 면적은 8,489천㎡ 이고, 공시지가는 45,638억입니다.
* 당사의 건물 시가 표준액은 27,682억원으로 2009.6.1일 기준입니다.
* 토지와 건물이외의 자산들은 객관적인 시가 판단이 어려워 기재를 생략합니다.

(2) 시설투자현황

당사는 2009년 3분기누계 2조 8,595억을 미래대비 시설투자에 사용하였으며, 각 부문별 투자금액은 DMC부문 1,221억, DS부문 2조 6,253억, 기타 1,121억으로 DS부문의 시설투자금액이 전체 시설투자금액의 92%를 차지하고 있으며, 대부분 반도체와 LCD사업의 라인 성능 개선 등에 투자되었습니다.

당기(2009년) 시설투자금액은 반도체 영업부문에 약 4조 3천억, LCD영업부문에 약 8,300억 등 5조 6천억 수준을 예상하고 있으나, 시장여건 등에 따라 탄력적으로 투자규모를 조정할 예정입니다.

2010년 투자액은 경영계획 등이 완료되지는 않아 현재 시점에서 합리적으로 예측하기 어려우나 연결기준으로 메모리에 5.5조원 이상, LCD에 3조원대 수준의 시설투자를 검토하고 있습니다.

[부문별 시설투자금액] [단위 : 억원]

부문	영업부문	구 분	투자기간	대 상 자 산	투자 효과	41기 3분기누계 투자액	41기 예상투자액 (2009년)	비 고
DMC	디지털 미디어	신/증설 보완 등	'09.1~'09.12	건물 /설비	CAPA 증설	609	1,300	
	통신	신/증설 보완 등	'09.1~'09.12	건물 /설비	CAPA 증설	589	1,000	
	계					1,221	2,400	
DS	반도체	신/증설 보완 등	'09.1~'09.12	건물 /설비	CAPA 증설	20,182	42,900	
	LCD	신/증설 보완 등	'09.1~'09.12	건물 /설비	CAPA 증설	6,029	8,300	
	계					26,253	51,200	
기 타		기타	'09.1~'09.12	건물등		1,121	2,600	
합 계						28,595	56,300	

※ 당기 투자예상금액은 향후 기업여건에 따라 조정될 수 있습니다.

5. 매출

가. 매출실적

당사의 3분기누계 매출은 64조 4,479억으로 전년동기대비 18.2% 증가하였습니다. 수출이 21.4% 증가하였고, 국내 매출 또한 전년동기대비 5.1% 증가하였습니다. 부문별로 보면 DMC부문은 휴대폰 및 TV판매증가 등으로 31.4% 증가하였고, DS부문은 3분기 물량증가 및 수요회복에 따른 판가상승 등으로 전년동기대비 5.5% 증가하였습니다.

(단위 : 억원)

사업부문	영업부문	매출유형	품 목		제41기 3분기 ('09.1.1~9.30)	제40기 3분기 ('08.1.1~9.30)	제40기 ('08.1.1~12.31)
DMC부문	디지털 미디어	상 품 제 품 용 역 기타매출	CTV,모니터, 에어컨, 세탁기, 냉장고 등	수 출	64,592	43,440	58,013
				내 수	32,501	31,154	40,667
				합 계	97,093	74,594	98,680
	통신	상 품 제 품 용 역 기타매출	HHP, 시스템, 컴퓨터, MP3P 등	수 출	201,411	143,224	209,207
				내 수	50,434	46,614	57,970
				합 계	251,845	189,838	267,177
	부문 계			수 출	266,004	186,664	267,219
				내 수	85,986	81,178	103,158
				합 계	351,990	267,842	370,377
DS부문	반도체	상 품 제 품 용 역 기타매출	MEMORY, SYS-LSI HDD 등	수 출	143,029	129,233	166,560
				내 수	5,925	8,249	10,073
				합 계	148,954	137,482	176,633
	LCD	상 품 제 품 용 역 기타매출	TFT-LCD	수 출	124,122	122,662	159,145
				내 수	19,050	15,903	21,533
				합 계	143,172	138,565	180,678
	부문 계			수 출	267,172	252,432	326,359
				내 수	25,306	24,711	32,360
				합 계	292,478	277,143	358,719
기 타	기 타	기타매출	-	수 출	-	-	384
				내 수	11	41	50
				합 계	11	41	434
합 계				수 출	533,176	439,096	593,963
				내 수	111,303	105,930	135,567
				합 계	644,479	545,026	729,530

※ 외부매출액 기준입니다.

- 주요제품별 매출실적

(단위 :억원)

구 분		제41기 3분기 ('09.1.1~9.30)	제40기 3분기 ('08.1.1~9.30)	제40기 ('08.1.1~12.31)
영상기기	수 출	26,288	19,549	26,354
	내 수	11,965	11,659	14,890
	합 계	38,253	31,208	41,244
생활가전	수 출	29,113	15,810	20,574
	내 수	16,472	16,292	21,370
	합 계	45,585	32,102	41,944
무선	수 출	177,776	137,080	199,479
	내 수	35,865	30,101	37,484
	합 계	213,641	167,181	236,963
MEMORY	수 출	90,570	87,012	109,854
	내 수	3,376	4,956	5,994
	합 계	93,946	91,968	115,848
LSI	수 출	24,397	22,794	31,534
	내 수	1,549	2,161	2,666
	합 계	25,946	24,955	34,200
LCD	수 출	124,122	122,662	159,145
	내 수	19,050	15,903	21,533
	합 계	143,172	138,565	180,678

※ 순매출액 기준입니다.

나. 판매경로

■ 국 내

- 생산자(공장) --> 대리점 --> 소비자
- 생산자(공장) --> 유통업체(양판점,할인점,백화점,홈쇼핑,인터넷)--> 소비자
- 생산자(공장) --> 통신사업자(SKT, KT, LGT)--> 소비자
- 생산자(공장) --> 소비자

1) 물류흐름

- 생산(회사 물류센타) --> 대리점, 유통업체, 통신사업자 ----- > 소비자
- 생산(회사 물류센타) ---------------------------------> 소비자

2) 유통구조

- 제조자 --> 대리점 ----------------------------------> 소비자
- 제조자 --> 대리점 --> 농협, 구판장, 계열점 --------------> 소비자
- 제조자 --> 유통업체 (양판점,할인점,백화점,홈쇼핑,인터넷) --> 소비자
- 제조자 --> 통신사업자 --------------------------------> 소비자
- 제조자 ---------------------------------> 실수요자 (일반기업체 등)
- 제조자 ---> 소비자

3) 판매경로별 매출액 비중

경 로	대리점	혼매점	무점포 (홈쇼핑,인터넷등)	특직판
비 중	32%	15%	3%	50%

■ 해 외

- 해외 BUYER 수주
- 해외법인의 수주

다. 판매방법 및 조건

■ 국 내

구 분	판매경로	대금회수조건	부대비용 비용분담
전속	대리점	- 약정여신수금(현금,30일여신) (담보 100%내 여신적용)	- 사안별 상호 협의하에 일부 분담
유통업체	양판점,할인점, 백화점,홈쇼핑, 인터넷	개별계약조건	- 사안별 상호 협의하에 일부 분담
특직판	일반기업체등	개별계약조건	없 음

■ 해 외

· 해외법인을 통한 판매 및 DIRECT 수출

라. 판매전략

○ 시장지배력 강화

○ 수주영업 활성화

○ 유통경쟁력 확대

○ 영업역량 강화

마. 주요 매출처

당사의 매출은 70%이상이 해외법인을 통해 판매되고 있습니다. 제41기 3분기 주요 매출처는 STA(Samsung Telecommunications America, L.P.), SSI(Samsung Semiconductor, Inc.), SET(Samsung Electronics Taiwan Co., Ltd.), SSEG(Samsung Semiconductor Europe GmbH) 등의 해외법인으로써 미국 통신 판매 법인인 STA법인향 매출은 3분기누계 매출의 9.9%를 차지하고 주요 판매 제품은 휴대전화 및 시스템입니다. 미국 반도체판매법인인 SSI법인향 매출은 전체 매출의 8.8%를 차지하며 반도체 및 LCD제품을 판매했습니다. 대만 판매법인인 SET법인향 매출은 전체 매출의 6.9%를 차지하며 반도체 및 LCD제품 등을 판매했습니다. 유럽 반도체 판매법인인 SSEG법인향 매출은 전체 매출의 6.4% 비중을 차지하고 있습니다.

6. 수주상황

2009년 3분기말 현재 주문생산에 의한 장기공급계약 수주현황은 없습니다.

7. 시장위험과 위험관리

가. 주요 시장위험 내용

당사는 외화수지上 수출이 수입보다 많아 원화가 강세를 시현할 경우 원화 현금흐름(Cash Flow)上 부정적인 영향이 있을 수 있습니다. 이에 당사는 외화 수입· 지출매칭(Matching)을 통해 환위험 리스크 발생 규모를 축소하는데 주력하며, 파생상품을 활용한 환 헷지는 하지 않는 것을 원칙으로 하고 있습니다.

나. 위험관리 방식 및 조직

당사는 경영지원팀 內에 외환관리 부서를 두고 있으며, 환율 및 환 리스크 변동, 환차손익 현황 및 영향을 분석하여 관리하고 있습니다.

8. 파생상품거래 현황

2009년 3분기말 현재 당사가 체결 중인 파생상품 거래는 없습니다.

9. 경영상의 주요계약 등

거래선	항 목	내 용
Interdigital (IDC)	계약 유형	특허 라이센스 계약
	체결시기 및 기간	2009.01.14, 2G : 영구 / 3G : ~2012년까지
	목적 및 내용	IDC가 보유한 무선 2G 및 3G 이동통신 관련 특허
	대금수수 방법	로열티 $400M
	기타 주요내용	계약체결일자는 미국 현지시각 기준임
Intertrust	계약 유형	특허 라이센스 계약
	체결시기 및 기간	2009.3.18, 계약 특허 만료일까지
	목적 및 내용	DRM 기술 관련 Intertrust 社 보유 특허 사용
	대금수수 방법	정액 지급 (2010년 까지 3회에 걸쳐 분할 지급)
	적용 제품	BD-Live Player, IPTV
	계약 유형	특허 크로스 라이센스

거래선	항 목	내 용
Chunghwa Picture Tubes, Ltd. (CPT)	체결시기 및 기간	2009.01.22 5년간
	목적 및 내용	양사 보유 LCD 관련 특허 상호 크로스 라이센스
	대금수수 방법	-
	기타 주요내용	-
SanDisk	계약 유형	특허 크로스 라이센스
	체결시기 및 기간	2009.05.27 7년간(2009.8월~2016.8월)
	목적 및 내용	NAND Flash Memory 관련 특허기술 크로스 라이센스 계약
	대금수수 방법	-
	기타 주요내용	종전계약('02.8월~'09.8월) 만료에 따른 계약 갱신
Toshiba	계약 유형	특허 크로스 라이센스
	체결시기 및 기간	2009.07.02
	목적 및 내용	반도체 전제품 보유 특허에 대한 크로스 라이센스 계약
	대금수수 방법	-
	기타 주요내용	-
CalTech	계약 유형	One-Way 라이센스
	체결시기 및 기간	2009.07.20
	목적 및 내용	Active Pixel Sensor 및 Controller를 One Chip化한 특허
	대금수수 방법	-
	기타 주요내용	-
Philips	계약 유형	기술 특허 매입계약
	체결시기 및 기간	2009.08.04
	목적 및 내용	120Hz TV 제품用 DCC 5.0 기술 특허 매입계약
	대금수수 방법	-
	기타 주요내용	-

당사는 2009년 1월 14일 미국의 Interdigital과 무선 2G 및 3G 이동통신 관련 특허 라이센스 계약을 체결하였습니다. 2G관련 특허는 영구이며 3G관련 특허는 2012년까지이고, 로열티는 4억$입니다.

또한, 당사는 2009년 1월 7일 대만의 CPT사(Chunghwa Picture Tubes Ltd.)와 LCD 제품에 대하여 Cross License 계약을 체결하였습니다. 계약기간은 5년간(체결일 ~ 2013.12.31)이며, CPT사는 License 대가로 당사에 Royalty를 지불합니다.

2009년 5월 27일 미국 SanDisk社와 NAND Flash Memory 관련 특허기술 Cross License 계약을 체결하였습니다. 본계약은 종전계약(2002.8월~2009.8월)의 만료에 따

른 계약 갱신 사항입니다.
2009년 7월 2일 일본 Toshiba社와 반도체 전제품 보유 특허에 대한 상호 Cross License 계약을 체결하였습니다.
기타 7월 20일 미국 Caltech Univ와 8월 4일 네덜란드 Philips社와 특허관련 계약을 체결하였습니다.

10. 연구개발활동

가. 연구개발 활동의 개요 및 연구개발비용

당사는 고객의 요구를 먼저 파악하고 발상의 전환을 통해 창조적이고 혁신적인 제품, 미래를 선도하는 기술을 지속적으로 창출하여 세계 시장을 선도해 나가고 있습니다. 창조적이고 혁신적인 제품을 준비하고 있으며 세계 IT업계에서의 위상을 더욱 굳건히 하기 위해 차세대 기술과 원천기술을 확보하여 세계 산업 기술을 이끄는 진정한 선도기업(Leading Company)이 되도록 최선을 다하고 있습니다.

[연구개발비용] (단위 : 백만원)

과 목	제41기 3분기	제40기	제39기	비 고
연구개발비용 계	5,222,679	6,900,730	5,942,582	
연구개발비 / 매출액 비율 [연구개발비용계÷당기매출액×100]	8.1%	9.5%	9.4%	

2009년 3분기누계 연구개발비용은 매출액의 8.1%인 5조 2,227억이며, 전액 비용으로 회계처리하였습니다.

나. 연구개발 조직 및 운영

■ 국내

당사는 3계층의 연구개발 조직을 운영하고 있습니다. 1~2년 내에 시장에 선보일 상품화 기술을 개발하는 각 부문의 산하 사업부 개발팀, 3~5년 후의 미래 유망 중장기 기술을 개발하는 각 부문연구소, 그리고 미래 성장엔진에 필요한 핵심 요소기술을 선행 개발하는 종합기술원 등으로 연구 개발 구조를 체계화하여 운영하고 있습니다.
종합기술원은 무한탐구를 실현하며 미래를 주도할 최첨단 기술의 산실로서 설립된 삼성전자의 중앙연구소로 미래성장엔진 가시화와 주력사업의 기술 경쟁력 강화 등 전사 차원에서 유망 성장분야에 대한 연구개발 방향 제시와 창의적 R&D 체제를 구축하고 있습니다.

□ 연구개발조직도



代表理事
DS부문
DMC부문
종합기술원
Internet Infra

연구개발조직도

※ 연구개발 조직도는 3분기보고서 제출일 현재 기준입니다.

■ 해외

미국(SISA,DTL), 영국(SERI), 러시아(SRC), 이스라엘(STRI,SIRC), 인도(SISO, SISC), 일본(SYRI), 중국(BST, SSCR, SCRC) 등의 지역에 연구개발 조직을 운영하고 있으며 제품개발 및 기초기술연구 등의 연구활동을 수행중입니다.

다. 연구개발실적

연구과제	연구결과 및 기대효과	제품 등에 반영된 경우 제품 등의 명칭 및 반영내용
무선USB칩 개발	□ UWB(Ultra Wide-Band, 초광대역 무선통신)기술을 통해 무선으로 데이터를 전송할 수 있는 무선 USB 칩 개발 - 전송속도 세계 최고 - 칩 사이즈 업계 최소 - 전력 소모 업계 최저 수준 - 업계 최초 Flash Controller 내장하여 부품 수 및 모듈 최소화	카메라, 휴대폰, 프린터, TV, MP3P 等 다양한 응용처 적용 가능
Internet@TV	□ Internet@TV VoD(Video on Demand) 서비스	□ 지역 : 미주 □ 출시 : '09.9 □ 명칭 : LED TV B7/8000 LCD TV 6/7 PDP TV 6/8
LED TV B6000, B7000 Series	□ 고화질 초박형 LED TV 출시 - 두께 29.9mm 대응 Edge Type LED BLU 개발 - Crystal FHD Engine 적용으로 최고화질 구현 - 친환경 . 저소비전력(40% 이상 저감), 대기전력 0.08W . 무수은, 무연, VOC(휘발성 유기화합물) 미사용 - Glass Like New ToC 디자인 적용 - 핵심부품 개발 : 高색역 White LED, 도광판 등 - Internet@TV, Wireless DLNA, Content Library - USB 2.0 Movie 기능	□ 지역 : 미주/구주/국판 外 □ 출시 : '09.3
LED TV B8000 Series	□ 240Hz 고성능 LED TV - Real 240Hz 패널 및 ME/MC FRC 기술 적용 - Metal Feeling 디자인과 스테인리스 스탠드 - Natural Picture 모드 탑재	□ 지역 : 미주/구주/국판 外 □ 출시 : '09.4
LED TV 8500 Series	□ 240Hz 직하형 고성능 LED TV - 직하형 LED Local Dimming 기술 적용 - Real 240Hz 패널 및 ME/MC FRC 기술 적용 - Metal Feeling 디자인과 스테인리스 스탠드 - Natural Picture 모드 탑재	□ 지역 : 미주 □ 출시 : '09.8 □ 명칭 : LED TV B8500
LCD TV 3,5,6 Series	□ 고화질, 멀티미디어 LCD TV - Internet@TV, Wireless DLNA, Content Library - USB 2.0 Movie 기능 - New ToC 디자인	□ 지역 : 미주/구주/국판外 □ 출시 : '09.3
LCD TV 6, 7 Series	□ 고성능 LCD TV - New ToC 디자인 (Grey) - Internet@TV, USB 2.0 Movie 기능 - Wireless DLNA 대응 - Contents Library Flash	□ 지역 : 미주/구주/국판外 □ 출시 : '09.4
PDP TV 4,5 Series	□ 친환경/고화질 PDP TV - 에너지 효율 기존 대비 2배 개선 - 24Hz 시네마 최적 모드 구현	□ 지역 : 미주/구주/국판外 □ 출시 : '09.3
PDP TV 6, 8 Series	□ 고성능 PDP TV - Internet@TV, USB 2.0 Movie 기능 - Wireless DLNA 대응 - Contents Library Flash	□ 지역 : 미주/구주/국판外 □ 출시 : '09.4
LED Monitor	□ LED Monitor 출시 - 23", FHD, 16:9	□ 지역 : 미주/구주/국판 外 □ 출시 : '09.7

연구과제	연구결과 및 기대효과	제품 등에 반영된 경우 제품 등의 명칭 및 반영내용
XL2370	- 5,000,000:1 명암비, 2ms 응답속도 - 종이쿠션 포장재 사용	
e-Book	□ 5" 전자종이 단말기 출시 - 5" (800x600) e-paper 적용 - 512MB 메모리 내장, 소비전력 2W - EMR방식 펜터치 기능	□ 지역 : 국내 □ 출시 : '09.7 □ 명칭 : SNE-50K
DVD Combo	□ 22" DVD-Combo LCDTV 출시 □ 구주[영국 프랑스향] Second TV 시장 공략	□ 지역 : 구주[영/프] □ 출시 : '09.10 □ 명칭 : LE22B470 DVD-Combo TV
BD Player 1600, 3600, 4600 Series	□ Slim & Stylish BD Player - 고화질 (삼성 DTV 화질 Processor 연계) - dts HD Master Audio 대응 (7.1CH, Lossless) - slim design (86mm-> 39mm), 4600 기준 - 와이파이레디, pc streaming 신기능 구현	□ 지역 : 미주/구주/국판外 □ 출시 : '09.2
BD HTS BD1250, 7200 Series	□ Entry급 및 Stylish BD HTS 개발 - Crystal Sound(IR Amp 및 Bio KELP Cone 적용) - iPod 및 iPhone 대응 - 무선 Network 및 Wireless Ready - PC Streaming 및 Contents Service대응(Netflix, Pandora)	□ 지역 : 미주/구주/국판外 □ 출시 : '09.4(BD1250) '09.5(BD7200)
M fire	□ 세계 최초 LTE & CDMA 단말기	□ SCH-R900
Prism	□ 세계최초 m-Wimax/ HSUPA DBDM	□ 미정
Orion	□ 당사 최초 Android OS 기반 단말기	□ GT-i7500
Monaco	□ World 1st Full touch Camera phone	□ GT-M8910
Prime-ct	□ 세계최초 EVDO/GPRS Dual mode	□ 미정
Protector	□ 당사 최초 Linux platform 적용 단말	□ GT-i8320
IT向 4기가 DDR3 D램 개발	□ 세계 최초 4기가 DDR3 D램 개발 - 50나노급 공정 기술로 4기가 D램 개발 - 1.35V 1.6Gbps 성능 구현 (20% 향상) □ 전력 소모를 획기적으로 감소시킨 親환경 대용량 모듈 판매로 프리미엄 D램시장 확대	□ 지역 : 전세계 □ 출시 : '09.1월 □ 명칭 : 4Gb DDR3
IT向 40나노 2기가 DDR3 D램 개발	□ 세계 최초 40나노 DDR3 D램 개발 - 세계 최초 1.35V 2기가 D램양산('09.7월) - 50나노 대비 약 60% 생산성 증가 □ 親환경 저전력 제품 및 DDR3 시장 확대로 '10년 이후 대용량 D램 시장 성장을 견인	□ 지역 : 전세계 □ 출시 : '09.1월 □ 명칭 : 2Gb DDR3
서버向 200GB SSD 개발	□ 40나노 낸드기반 서버向 200GB SSD 개발 - 고성능 서버 컨트롤러 탑재로 2배속 구현 · 읽기 속도 260MB/s, 쓰기 속도 235MB/s □ 보안 및 저전력 설계로 고객 편리성 극대화 - End-to-End Data Protection 기능 탑재 □ 고성장하는 서버 SSD 시장을 주도하여 프리미엄 낸드 시장을 지속 확대	□ 지역 : 전세계 □ 출시 : '09.8월 □ 명칭 : 200GB SSD
모바일向 32GB moviNAND 개발	□ 세계 최초 30나노 낸드 32GB moviNAND 양산 - 30나노급 32Gb 낸드 제품 양산 적용 - 차세대 Architecture 설계 기술 확보 □ 30나노급 대용량 moviNANDTM 양산으로 낸드 스토리지 시장을 지속 확대	□ 지역 : 전세계 □ 출시 : '09.5월 □ 명칭 : 32GB moviNAND

연구과제	연구결과 및 기대효과	제품 등에 반영된 경우 제품 등의 명칭 및 반영내용
서버向 32GB RDIMM 개발	□ 세계 최초 4기가 기반 32GB RDIMM 개발 - 50나노급 4기가 D램 기반 32GB RDIMM - 1.35V 1.6Gbps 동작 구현 (20% 향상) □ 저전력 대용량 모듈 공급으로 고성능 차세대 프리미엄 서버 시장을 확대	□ 지역 : 전세계 □ 출시 : '09.6월 □ 명칭 : 32GB RDIMM
모바일向 40나노 8기가 Flex-OneNAND 개발	□ 세계 최초 40나노 8기가 Flex-OneNAND 개발 - 융합메모리 최초 40나노급 제품 양산 - 60나노 대비 약 180% 생산성 증가 - 고객 친화형 대용량· 고효율 솔루션 제공 · 모바일 및 컨슈머 칩셋업체와 협력 □ 대용량 스토리지 시장의 성장을 견인하여 프리미엄 낸드 시장을 지속 확대	□ 지역 : 전세계 □ 출시 : '09.3월 □ 명칭 : 8Gb Flex-OneNAND

11. 그 밖에 투자의사결정에 필요한 사항

가. 지적재산권관련

당사는 R&D활동의 지적 재산화에도 집중하여 2008년 6조 9천억원의 R&D투자를 통해 국내특허 7,315件 출원, 해외특허 11,141件을 출원하였습니다. 이를 통해 등록특허는 국내 4,680件으로 지속적인 1位, 미국 3,515件으로 IBM에 이어 '06년부터 지속적으로 2位를 유지하고 있습니다.

< 국가별 등록 건수('08년末 기준, 누적)> (단위 : 件)

국가	한국	미국	일본	중국	유럽	기타국가
건수	51,998	20,287	5,194	5,602	7,313	10,347

당사는 1984년 최초로 미국 특허를 등록시킨 이래 현재 세계적으로 총 100,741件의 특허를 보유하고 있으며, 특히 미국에서의 분쟁에 효과적으로 대응하고자 누적 건수에 있어 한국특허 다음으로 미국에서 많은 특허를 보유하고 있습니다.

< 연도별 특허등록 건수('08년末 기준)> (단위 : 件)

특허등록	'08년	'07년	'06년	'05년	'04년
한국	4,680	10,974	12,190	6,880	4,056
미국	3,128	2,725	2,451	1,641	1,604

이들은 대부분 플래쉬메모리, System LSI, DTV, 휴대폰/스마트폰, LCD등에 관한 특허로써 당사 전략사업 제품에 쓰이거나 향후 활용될 예정으로, 사업보호의 역할뿐만 아니라, 유사기술/특허의 난립과 경쟁사 견제의 역할도 하고 있습니다. 또한 미래사업 진출을 대비한 선행 특허확보 활동으로써 新소재, 新Multimedia Codec, 차세대 무선통신 관련 특허들이 일부 차지하고 있어 향후 신규사업 진출시 사업보호의 역할이 기대되고 있습니다.

당사는 특허뿐 아니라 Global 시장점유율 1위 달성에 공헌한 다양한 슬림형 DTV 디자인 및 미주, 유럽시장에서 점차 점유율을 확대해 가고 있는 휴대폰 등에 적용된 당사 고유의 디자인을 보호하고자 디자인특허(의장권)확보도 강화하여 2008년에는 미국에서 415件의 디자인특허를 취득하였습니다.

나. 환경관련 규제사항

전자제품산업에 대한 환경규제는 친환경적인 제품생산을 위한 "제품환경규제"와 제품을 생산하고 있는 사업장의 친환경적으로 관리를 위한 "사업장관리 환경규제"등 크게 2가지로 구분되며 이에 대한 내용은 다음과 같습니다.

(제품 환경규제 준수)

전자제품은 일반적으로 소비자가 직접 휴대하거나, 가정에 설치하여 사용하고 있어 사용자 건강과 안전에 직간접적인 영향을 미칠 수 있기 때문에 관련 환경규제가 강화되고 있습니다. 이에 대해 당사는 부품 및 제품의 개발단계부터 제조, 유통, 사용, 폐기 등 제품의 전생애(Life Cycle)에 걸쳐 환경영향 최소화 활동을 하고 있습니다. 유해물질을 제거한 부품 공급을 위해 "협력회사 에코파트너 인증" 제도를 운영하고 개발단계에서 제품의 친환경 요소(자원사용 절감, 에너지 절약, 유해물질 저감, 친환경소재 적용 등)를 제품에 반영하기 위해 "에코디자인 평가" 제도를 운영하며, 제품 사용 후 발생되는 폐전자제품을 회수하여 재활용하는 전국적 네트웍을 운영하고 있습니다. 이러한 활동은 전기전자제품 관련 국내외 환경법규를 준수할 뿐만 아니라 기업과 제품의 차별화 요소로 기여하고 있습니다.

국내의 주요 관련법률은 다음과 같습니다.

1. 전기전자제품및자동차의자원순환에관한법률
2. 자원의절약과재활용촉진에관한법률

(사업장관리 환경규제 준수)

제품생산과정에서 발생되는 오염물질의 배출을 최소화하기 위하여 대기오염방지시설, 수질오염방지시설과 같은 환경오염방지시설을 설치하여 운영함으로써 주변 환경에 대한 영향을 미치지 않도록 하고 있습니다. 이러한 사업장의 환경관리는 관련부처, 지방자치단체의 관리감독을 받고 있으며, 각 생산 사업장은 국제 환경안전보건경영시스템 인증(ISO14001, OHSAS18001)을 취득하여 자율관리 체제를 강화하고 있습니다.

국내의 주요 관련법률은 다음과 같습니다.

1. 환경오염물질 배출 : 수질및생태계보전에관한법률, 대기환경보전법,
   폐기물관리법, 소음진동규제법, 잔류성유기오염물질 관리법 등
2. 기타 사업장환경관리 : 유해화학물질관리법, 소음진동규제법,
   다중이용시설등의실내공기질관리법

III. 재무에 관한 사항

1. 요약재무정보

(단위 : 백만원)

구 분	제 41기 3분기	제 40 기	제 39 기	제 38 기	제 37 기
[유동자산]	24,705,123	17,790,813	16,621,081	14,714,157	14,286,642
・당좌자산	20,661,525	13,973,062	13,283,209	11,494,683	11,377,195
・재고자산	4,043,598	3,817,751	3,337,872	3,219,474	2,909,447
[비유동자산]	56,055,849	54,728,407	48,604,171	43,094,971	36,252,128
・투자자산	25,806,081	21,653,050	17,121,525	12,645,266	9,984,599
・유형자산	27,996,141	31,249,823	29,777,382	28,820,442	24,650,194
・무형자산	647,531	653,059	568,316	522,378	465,801
・기타비유동자산	1,606,096	1,172,475	1,136,948	1,106,885	1,151,534
자산총계	80,760,972	72,519,220	65,225,252	57,809,128	50,538,770
[유동부채]	14,223,633	11,721,362	10,802,346	9,635,015	8,345,275
[비유동부채]	2,596,755	2,684,368	2,862,282	2,976,529	2,587,255
부채총계	16,820,388	14,405,730	13,664,628	12,611,544	10,932,530
[자본금]	897,514	897,514	897,514	897,514	897,514
[자본잉여금]	6,581,346	6,589,580	6,574,996	6,367,244	6,365,315
[자본조정]	△8,274,949	△8,597,013	△8,747,381	△6,980,870	△5,353,954
[기타포괄손익누계액]	3,533,818	3,807,357	1,872,818	556,924	425,294
[이익잉여금]	61,202,855	55,416,052	50,962,677	44,356,772	37,272,071
자본총계	63,940,584	58,113,490	51,560,624	45,197,584	39,606,240
매출액	64,447,860	72,952,991	63,175,968	58,972,765	57,457,670
영업이익	3,978,606	4,134,070	5,942,855	6,933,933	8,059,775
당기순이익	6,595,750	5,525,904	7,425,016	7,916,491	7,610,755
기본주당순이익(단위:원)	44,845원	37,684원	49,532원	52,816원	49,777원

[Δ 는 부(-)의 수치임]

※ 제40기 재무제표는 기업회계기준서 제15호 '지분법' 의 개정에 따라 기타포괄손익누계액으로 계상되던 투자차액 등을 자본잉여금 및 자본조정으로 분류하고, 비교표시된 제39기 재무제표는 기업회계기준서 제1호에 따라 재작성됨

※ 회계기준적용의견서 06-2('06.12.29日 시행) 적용으로 제38기 및 제37기 재무제표가 기업회계기준서 제1호에 따라 재작성되었으며, '08.2.22日 회계기준적용의견서 06-2 규정의 再개정에 따른 소급적용 효과를 제40기 기초잔액에 반영함.

2. 재무제표 이용상의 유의점

가. 회계처리 방법 변경 및 재무제표 재작성 내용

(1) 제41기 3분기 재무제표

- 재무제표 재작성 사항 없음 -

(2) 제40기 재무제표

당사는 대한민국의 기업회계기준서 제15호 '지분법' 의 개정에 따라 기타포괄손익누계액으로 계상되던 투자차액 등을 자본잉여금 및 자본조정으로 분류하였습니다. 비교표시된 제39기 재무제표는 기업회계기준서 제1호에 따라 재작성되었습니다. 다만, 기업회계기준서 제15호의 경과조치에 따라 제39기 이전의 재무제표는 재작성하지 아니하였습니다. 이러한 회계정책의 변경으로 인하여 전기말의 자본잉여금, 자본조정 및 기타포괄손익누계액은 각각 211,463백만원 증가, 65,086백만원 감소 및 146,377백만원 감소하였습니다.

또한, 당사는 2008년 2월 22일에 개정된 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'에 따라 지분법적용 피투자회사 등에 대한 투자자산과 관련된 이연법인세의 인식방법을 변경하였습니다. 다만, 제40기에 개정된 의견서를 처음으로 적용하여 비교표시되는 제39기 재무제표는 재작성하지 아니하였으며, 회계정책의 변경에 따른 소급적용 효과를 제40기의 기초 잔액에 반영하였습니다. 이러한 회계처리의 변경으로 인하여 종전의 방식에 의하였을 때보다 제40기 기초의 자본잉여금, 이익잉여금,기타포괄손익누계액 및 이연법인세부채는 각각 1백만원 감소, 98,980백만원 증가, 1,950백만원 증가 및 100,929백만원 감소하였습니다.

한편, 당사는 대한민국의 기업회계기준서 제20호 '특수관계자 공시'의 개정사항에 따라 특수관계자의 범위를 변경하였습니다. 비교표시된 제39기 재무제표의 주석은 개정된 기업회계기준서 제20호에 따라 재작성되었습니다.

(3) 제39기 재무제표

당사는 대한민국의 기업회계기준서 제21호 '재무제표의 작성과 표시'에 따라 자본변동표를 재무제표에 포함하였으며, 기존 자본조정항목을 자본조정과 기타포괄손익누

계액으로 분류하고 기타비유동자산등으로 일부 계정과목에 대한 분류를 변경하였습니다. 또한, 당기순이익에 주기로 기재되던 주당순이익을 손익계산서 본문에 표시하는 방식으로 변경하고, 포괄손익계산서를 손익계산서의 주석으로 작성하였습니다.
비교표시된 제38기 재무제표의 일부 계정과목은 제39기 재무제표의 표시방법에 따라 재분류하였으며, 이러한 재분류는 제38기에 보고된 순이익이나 순자산에 영향을 미치지 아니합니다. 다만, 기업회계기준서 제21호의 경과조치에 의하여 동 기준서를 처음으로 적용하는 회계연도의 제39기 자본변동표는 비교식으로 작성되지 아니하였습니다.
또한, 대한민국의 기업회계기준서 제23호 '주당이익'에 따라 회사가 우선주를 매입하는 경우 우선주의 장부금액을 초과하여 지불하는 매입대가를 주당이익 산정시 보통주에 귀속되는 이익에서 차감하는 방법으로 변경하였습니다.
한편, 당사의 재무제표는 2006년 12월 29일부터 시행된 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'를 적용하여 작성되었으며, 비교표시된 제38기 재무제표는 기업회계기준서 제1호에 따라 재작성되었습니다.
이러한 회계처리의 변경으로 인하여 종전의 방식에 의하였을 때보다 2007년 12월 31일로 종료되는 회계기간의 법인세비용과 이익잉여금이 각각 26,648백만원만큼 증가 및 130,065백만원만큼 감소하였고 이연법인세부채가 190,833백만원만큼 증가하였으며, 지분법자본변동과 부의지분법자본변동이 각각 92,254백만원과 31,486백만원만큼 감소하였습니다.
회계정책의 변경으로 인한 비교표시된 제38기 재무제표와 이전 기간 재무제표의 중요변동항목의 내역은 다음과 같습니다.

- 제38기 변동항목(단위:백만원)

	변경전	변동금액	변경후
이연법인세부채	1,158,802	63,013	1,221,815
미처분이익잉여금	7,851,731	(103,417)	7,748,314
지분법자본변동	540,888	(27,783)	513,105
부의지분법자본변동	(533,266)	68,187	(465,079)
법인세비용	1,290,110	9,596	1,299,706
당기순이익	7,926,087	(9,596)	7,916,491
주당순이익(단위:원)	52,880	(64)	52,816

	변경전	변동금액	변경후
희석주당순이익(단위:원)	52,120	(63)	52,057

- 제37기 변동항목(단위:백만원)

	변경전	변동금액	변경후
이연법인세부채	865,761	50,370	916,131
미처분이익잉여금	7,563,591	(93,821)	7,469,770
지분법자본변동	498,476	(21,244)	477,232
부의지분법자본변동	(477,416)	64,695	(412,721)
법인세비용	1,230,259	29,458	1,259,717
당기순이익	7,640,213	(29,458)	7,610,755
주당순이익(단위:원)	49,970	(193)	49,777
희석주당순이익(단위:원)	49,128	(189)	48,939

(4) 제38기 재무제표

- 재무제표 재작성 사항 없음 -

(5) 제37기 재무제표

당사는 대한민국의 기업회계기준서 제15호 '지분법'에 따라 지분법손익과 지분법자본변동 및 부의지분법자본변동을 각각 순액으로 인식하는 방법에서 총액으로 인식하는 방법으로 변경하였으며, 내부미실현손익의 제거시 지분율 고려 방법을 변경하였습니다. 또한, 대한민국의 기업회계기준서 제16호 '법인세회계'에 따라 이연법인세자산과 이연법인세부채를 대차대조표상 유동과 비유동항목으로 분류하고, 동일한 유동 및 비유동 구분 내에서의 이연법인세자산과 이연법인세부채는 각각 상계하여 표시하는 방법으로 변경하였으며 자본항목에 직접 반영되는 항목과 관련된 일시적차이의 법인세효과를 관련 자본항목에 직접 반영하는 방법을 적용하였습니다. 이러한 회계정책의 변경으로 인하여 종전의 방식에 의하였을 때 보다 자본조정이 136,849백만원 감소하였고 이연법인세부채는 136,849백만원이 증가하였으며, 당기순이익에는 영향을 미치지 아니합니다.

나. 재무제표작성기준

(1) 수익인식
당사는 재화의 판매, 용역의 제공이나 자산의 사용에 대하여 받았거나 또는 받을 대가의 공정가액으로 수익을 측정하고 있으며, 부가가치세, 매출에누리와 할인 및 환입은 수익에서 차감하고 있습니다. 당사는 수익을 신뢰성 있게 측정할 수 있으며 관련된 경제적 효익의 유입 가능성이 매우 높은 경우에 수익을 인식하고 있습니다.
당사는 제품 및 상품매출에 대하여 재화의 소유에 따른 위험과 효익의 대부분이 이전된 시점에 수익으로 인식하고 있습니다. 용역제공거래에 대하여는 진행기준에 의하여 수익을 인식하고 있으며, 진행률은 총예정원가에 대한 실제누적발생원가의 비율에 따라 산정하고 있습니다.

(2) 대손충당금
당사는 대차대조표일 현재의 매출채권과 기타채권 잔액에 대하여 합리적이고 객관적인 기준에 따라 산출한 대손추산액을 대손충당금으로 설정하고 있습니다.

(3) 재고자산
당사의 재고자산의 수량은 계속기록법과 정기적으로 실시하는 실지재고조사에 의하여 확정되며, 총평균법을 적용하여 산정한 원가로 평가되고 있습니다. 또한, 재고자산의 시가가 취득원가보다 하락한 경우에는 시가(제품, 상품 및 재공품의 시가는 순실현가능가액, 원재료의 시가는 현행대체원가)를 대차대조표가액으로 하고 있습니다. 다만, 재고자산의 평가손실을 초래했던 상황이 해소되어 새로운 시가가 장부금액보다 상승한 경우에는 최초의 장부금액을 초과하지 않는 범위 내에서 평가손실을 환입하고 있으며, 재고자산평가손실의 환입은 매출원가에서 차감하고 있습니다. 미착품은 개별법에 의한 취득원가로 평가되고 있습니다.

(4) 유가증권
유가증권은 총평균법을 적용하여 원가를 산정하고 있으며, 당사는 지분증권과 채무증권에 대한 투자에 대하여 취득목적과 보유의도에 따라 단기매매증권, 매도가능증권과 만기보유증권으로 분류하고 있습니다. 다만, 유가증권 중 중대한 영향력을 행사할 수 있는 지분증권은 지분법적용투자주식으로 분류하고 있습니다. 단기매매증권은

유동자산으로 분류하고, 매도가능증권 및 만기보유증권은 투자자산으로 분류하고있으나 대차대조표일로부터 1년 이내에 만기가 도래하거나 또는 매도 등에 의하여 처분할 것이 거의 확실한 경우에는 유동자산으로 분류하고 있습니다. 매도가능증권은 공정가액으로 평가하고 있습니다. 다만, 매도가능증권 중 시장성이 없는 지분증권의 공정가액을 신뢰성 있게 측정할 수 없는 경우에는 취득원가로 평가하고 있습니다. 매도가능증권평가손익은 기타포괄손익누계액으로 인식하고 그 매도가능증권을 처분하거나 감액손실을 인식하는 시점에 일괄하여 당기손익에 반영하고 있습니다.

(5) 지분법적용투자주식

피투자회사에 대하여 중대한 영향력을 행사할 수 있는 지분법적용투자주식은 취득원가에 취득시점 이후 발생한 지분변동액을 가감하여 처리하고 있습니다. 피투자회사의 지분변동이 피투자회사의 당기순손익으로 인하여 발생한 경우에는 당기손익(지분법손익)으로, 중대한 오류 또는 회계정책의 변경에 의한 전기이월이익잉여금의 증감으로 인한 경우에는 전기이월이익잉여금의 증감으로, 이를 제외한 자본의 증감으로 인하여 발생한 경우에는 기타포괄손익누계액(지분법자본변동)의 증감으로 처리하고 있습니다.

1) 투자차액의 처리

피투자회사의 주식취득 당시 회사의 투자계정의 금액과 피투자회사의 순자산가액중 회사의 지분에 해당하는 금액이 일치하지 않는 경우, 그 차액에 관하여는 최초 발생연도부터 5년동안 정액법으로 상각 또는 환입하여 투자주식에 반영하고 있습니다. 한편, 피투자회사의 유상증자등으로 인하여 피투자회사에 대한 당사의 지분율이 감소하는 경우에 발생하는 투자차액은 처분손익으로 처리하고 있습니다. 다만, 피투자회사 연결대상종속회사가 된 이후 종속회사가 유상증자 등을 실시함에 따라 회사의 지분율이 변동된 경우에 발생하는 투자차액은 기타포괄손익누계액(지분법자본변동)으로 계상하고 있습니다.

2) 내부미실현손익의 제거

당사 및 지분법피투자회사간의 거래에서 발생한 손익에 당사의 지분율을 곱한 금액(피투자회사간의 거래의 경우 판매회사에 대한 회사의 지분율을 곱한 금액) 중 대차대조표일 현재 보유자산의 장부가액에 반영되어 있는 부분을 미실현손익으로 보아 지분법적용투자주식에 가감하고 있습니다. 다만, 지분법피투자회사가 종속회사인 경

우, 회사가 종속회사에 대하여 자산을 매각한 거래로 인하여 발생한 손익은 대차대조표일 현재 보유자산의 장부가액에 반영되어 있는 미실현이익을 전액 제거하고 있습니다.

3) 해외피투자회사 재무제표의 환산
당사는 해외피투자회사의 외화표시 재무제표 환산시 대차대조표항목은 대차대조표일 현재의 환율로(단, 자본계정은 취득 당시의 환율), 손익계산서 항목은 당기의 평균환율을 적용하여 환산하고 있으며, 원화로 환산 후 자본금액과 자산에서 부채를 차감한 금액과의 차이 중 당사의 지분에 상당하는 금액은 지분법자본변동 또는 부의지분법자본변동으로 처리하고 있습니다.

4) 외부감사인의 감사 또는 검토를 받지 아니한 재무제표의 이용
당사의 지분법적용대상 피투자회사 중 일부는 감사보고서일 현재까지 외부감사인으로부터의 감사나 검토가 완료되지 아니하여 지분법 평가시 감사나 검토를 받지 아니한 재무제표를 이용하였습니다. 당사는 추후 감사를 받지 아니한 재무제표와 감사받은 재무제표 간에 차이가 발생하는 경우라도 당사의 재무제표에 미치는 영향은 크지 않을 것으로 예상하고 있습니다.

(6) 유형자산
유형자산의 취득원가는 구입원가 또는 제작원가와 자산을 사용할 수 있도록 준비하는데 직접 관련되는 지출 등으로 구성되어 있습니다. 유형자산의 취득 또는 완성 후의 지출이 가장 최근에 평가된 성능수준을 초과하여 미래 경제적 효익을 증가시키는 경우에는 자본적 지출로 인식하고, 그렇지 않은 경우에는 발생한 기간의 비용으로 인식하고 있습니다.
당사의 유형자산은 취득원가에서 당사가 추정한 추정내용연수에 따라 정액법에 의하여 산정된 감가상각누계액을 차감하는 형식으로 대차대조표에 표시하고 있습니다.
각 자산별로 당사가 사용하고 있는 대표추정내용연수는 다음과 같습니다.

	대표추정내용연수		대표추정내용연수
건 물	15, 30 년	공구기구비품	5 년
구 축 물	15 년	차량운반구	5 년

	대표추정내용연수		대표추정내용연수
기 계 장 치	5 년		

(7) 무형자산

무형자산의 취득원가는 구입원가와 자산을 사용할 수 있도록 준비하는데 직접 관련된 지출로 구성되어 있습니다. 당사는 무형자산을 취득원가에서 당사가 추정한 내용연수와 정액법에 따라 산정된 상각누계액을 차감한 금액으로 표시하고 있습니다

	대표추정내용연수		대표추정내용연수
영 업 권	5 년	기타의 무형자산	5 년
산업재산권	10 년		

(8) 리스

1) 금융리스

당사는 리스자산의 소유에 따른 대부분의 위험과 효익을 리스이용자에게 이전하는 경우 금융리스로 분류하고 금융리스의 리스순투자와 동일한 금액을 금융리스채권으로 인식합니다. 당사는 체계적이고 합리적인 방법으로 리스기간동안 이자수익을 배분하며 이 경우 이자수익은 리스제공자의 금융리스 순투자 미회수분에 대하여 유효이자율법을 적용하여 인식하고 매 기간별 리스료는 금융리스채권 회수액과 이자수익으로 구분하여 회계처리합니다.

2) 운용리스

당사는 리스자산의 소유에 따른 대부분의 위험과 효익을 이전하지 않는 경우 운용리스로 분류하고, 운용리스자산의 성격에 따라 유형자산으로 계상하고 있습니다. 리스자산의 보증잔존가치를 제외한 최소리스료에 대해서 리스기간에 걸쳐 균등하게 배분된 금액을 수익으로 인식하고 있습니다.

(9) 자산의 감액

당사는 대차대조표의 자산 중 진부화, 물리적손상 및 시장가치의 급격한 하락 등의 원인으로 인하여 당해 자산의 회수가능가액이 장부금액에 미달하고 그 미달액이 중요한 경우에는 이를 장부금액에서 직접 차감하여 회수가능가액으로 조정하고, 장부

금액과 회수가능가액의 차액은 당기손실로 처리하고 있습니다. 다만, 감액한 자산의 회수가능가액이 차기 이후에 장부금액을 초과하는 경우에는 당해 자산이 감액되지 않았을 경우의 장부금액을 한도로 하여 그 초과액을 동 자산에 대한 감액손실환입의 과목으로 하여 당기이익으로 처리하고 있습니다. 다만, 감액된 영업권은 추후에 환입되지 않습니다.

(10) 사채할인발행차금
당사는 사채할인발행차금을 사채발행시부터 최종상환시까지의 기간에 걸쳐 유효이자율법을 적용하여 상각하고, 동 상각액을 이자비용에 가산하여 처리하고 있습니다.

(11) 채권・채무의 현재가치 평가
당사는 장기연불조건의 매매거래, 장기금전대차거래 또는 이와 유사한 거래에서 발생하는 채권・채무로서 명목가액과 현재가치의 차이가 중요한 경우에는 당해 채권・채무로 인하여 미래에 수취하거나 지급할 총금액을 적정한 이자율로 할인한 현재가치로 평가하고 있으며, 채권・채무의 명목가액과 현재가치의 차액인 현재가치할인차금은 유효이자율법을 적용하여 상각 또는 환입하고 이를 이자비용 또는 이자수익으로 인식하고 있습니다.

(12) 법인세비용과 이연법인세
법인세비용은 법인세법 등의 법령에 의한 법인세부담액에 이연법인세 변동액을 가감하여 계상하고 있습니다. 자산・부채의 장부금액과 세무가액의 차이인 일시적차이 중 미래기간의 과세소득을 증가시키는 가산할 일시적차이에 대한 법인세효과는 예외항목에 해당되지 않는 경우 전액 이연법인세부채로 인식하고 있습니다. 미래기간의 과세소득을 감소시키는 차감할 일시적차이 및 이월세액공제와 세액감면 등에 대한 법인세효과는 향후 과세소득의 발생이 거의 확실하여 미래의 법인세 절감효과가 실현될 수 있을 것으로 기대되는 경우에 이연법인세자산으로 인식하고 있습니다. 또한, 자본계정에 직접 가감되는 항목과 관련된 법인세부담액과 이연법인세는 자본계정에 직접 가감하고 있습니다. 이연법인세자산과 이연법인세부채는 대차대조표상에 유동과 비유동 항목으로 분류하고 있으며, 동일한 유동 및 비유동 구분내에서의 이연법인세자산과 이연법인세부채는 각각 상계하여 표시하고 있습니다.

(13) 퇴직급여충당부채

당사는 임직원 퇴직금 지급규정에 따라 당기말 현재 1년이상 근속한 전임직원이 일시에 퇴직할 경우에 지급하여야 할 퇴직금 총 추계액을 퇴직급여충당부채로 설정하고 있습니다.

당사는 수익자인 종업원의 퇴직금 수급권을 보장하는 퇴직보험에 가입하고 있으며, 이에 따라 납입한 퇴직보험료는 퇴직보험예치금의 과목으로 퇴직급여충당부채에서 차감하는 형식으로 표시하고 있습니다. 또한, 국민연금법의 규정에 의하여 퇴직금의 일부를 전환하여 국민연금관리공단에 납부한 퇴직금전환금을 국민연금전환금의 과목으로 하여 퇴직급여충당부채에서 차감하는 형식으로 표시하고 있습니다.

(14) 외화 자산과 부채의 환산

당사는 대차대조표일 현재의 적정한 환율에 의하여 화폐성 외화자산과 부채를 환산하고 있으며, 이로 인한 외화환산손익은 당기손익으로 처리하고 있습니다.

(15) 주식선택권

주식결제형 주식기준보상거래의 경우 제공받는 재화나 용역의 공정가치로 측정하며, 종업원의 용역제공과 같이 제공받는 재화나 용역의 공정가치를 신뢰성 있게 측정할 수 없는 경우에는 부여한 지분상품의 공정가치에 기초하여 재화나 용역의 공정가치로 간접 측정하고 그 금액을 보상원가와 자본조정으로 회계처리하고 있습니다.

3. 요약연결재무정보

(단위 : 백만원)

구 분	제 40 기	제 39기	제 38기	제 37기	제 36 기
[유동자산]	48,968,556	41,901,014	34,988,905	33,399,152	31,991,225
· 당좌자산	39,475,949	33,932,211	28,235,460	27,534,263	26,187,579
· 재고자산	9,492,607	7,968,803	6,753,445	5,864,889	5,803,646
[비유동자산]	56,332,094	51,474,122	46,377,301	41,062,646	37,013,400
· 투자자산	11,377,727	11,796,347	10,302,531	9,340,887	10,966,210
· 유형자산	42,496,311	37,380,644	33,784,615	29,276,161	23,962,396
· 무형자산	787,249	704,627	658,385	632,856	544,522
· 기타비유동자산	1,670,807	1,592,504	1,631,770	1,812,742	1,540,272
자산총계	105,300,650	93,375,136	81,366,206	74,461,798	69,004,625
[유동부채]	32,207,070	29,795,976	25,522,871	24,908,590	26,107,583
[비유동부채]	10,169,626	7,607,252	7,903,468	7,945,797	6,496,761
부채총계	42,376,696	37,403,228	33,426,339	32,854,387	32,604,344
[자본금]	897,514	897,514	897,514	897,514	897,514
[연결자본잉여금]	6,588,861	6,574,995	6,364,604	6,338,460	6,239,586
[연결자본조정]	△8,597,013	△8,747,381	△6,994,210	△5,343,046	△3,466,988
[연결기타포괄손익누계액]	3,808,076	1,875,385	532,820	445,333	196,500
[연결이익잉여금]	55,419,571	51,065,174	44,463,683	37,369,265	30,576,954
[소수주주지분]	4,806,945	4,306,221	2,675,456	1,899,885	1,956,715
자본총계	62,923,954	55,971,908	47,939,867	41,607,411	36,400,281
매출액	121,294,319	98,507,817	85,834,604	80,893,276	81,998,066
영업이익	6,031,863	8,973,286	9,129,025	7,420,279	11,747,652
연결총당기순이익	5,890,214	7,922,981	8,193,659	6,907,067	10,168,873
지배회사지분순이익	5,525,904	7,420,579	7,926,087	7,640,092	10,789,535
소수주주지분순이익	364,310	502,402	267,572	△733,025	△620,662
연결에 포함된 회사수	114개	109개	109개	105개	104개

[Δ 는 부(-)의 수치임]

가. 연결대상회사의 변동현황

사업연도	당기에 연결에 포함된 회사	전기대비 연결에 추가된 회사	전기대비 연결에서 제외된 회사
제40기	삼성광주전자(주) 등 114사	SAMSUNG ELECTRONICS VIETNAM CO., LTD 등 10사	HANGZHOU SAMSUNG EASTCOM NETWORK TECHNOLOGY CO. LTD 등 5사
제39기	삼성광주전자(주) 등 109사	Samsung Electronics Slovakia LCD s.r.o 등 4사	삼성코닝(주) 등 4사
제38기	삼성광주전자(주) 등 109사	SAMSUNG TELECOMMUNICATIONS INDIA PRIVATE LIMITED 등 8사	보광5호 투자조합 등 4사
제37기	삼성광주전자(주) 등 105사	SAMSUNG MALAYSIA ELECTRONICS (SME) SDN.BHD.등 5사	노비타(주) 등 4사
제36기	삼성광주전자(주) 등 104사	PT SAMSUNG TELECOMMUNICATIONS INDONESIA(STIN) 등 4사	SAMSUNG ELECTRONICS MANUFACTURING(UK) Ltd.(SEMUK) 등 2사

나. 회계처리 방법 변경 및 연결재무제표 재작성 내용

(1) 제40기 재무제표

당사는 대한민국의 기업회계기준서 제20호 '특수관계자 공시'의 개정사항에 따라 특수관계자의 범위를 변경하였습니다. 비교표시된 제39기 재무제표의 주석은 개정된 기준에 따라 재작성되었습니다.

(2) 제39기 재무제표

회사의 연결재무제표는 대한민국에서 일반적으로 인정된 회계처리기준과 제39기부터 적용되는 기업회계기준서 제 25호 '연결재무제표'에 따라 작성되었습니다.
제39기에 연결회사는 대한민국의 기업회계기준서 제21호 '재무제표의 작성과 표시' 및제25호 '연결재무제표'에 따라 연결대차대조표의 자본을 지배회사지분과 소수주주지분으로 분류하고, 기존 자본조정항목을 자본조정과 연결기타포괄손익누계액으로 분류하였으며 기타비유동자산 등으로 일부 계정과목에 대한 분류를 변경하였습니다.또한 연결당기순이익에 주기로 기재되던 주당순이익을 연결손익계산서 본문에 표시하는 방식으로 변경하였으며, 연결자본변동표는 자본항목의 분류 변경을 반영하여 작성하였습니다. 한편 연결손익계산서의 당기순이익은 지배회사지분순이익과 소수주주지분순이익으로 분류하고, 연결포괄손익계산서를 연결손익계산서의 주석으로 작성하였습니다.
한편, 국내종속회사인 삼성카드(주)는 제39기에 기업회계기준서 제24호 '재무제표의 작성과 표시Ⅱ(금융업)'의 적용으로 영업외수익(비용)으로 분류하던 유가증권평가 및

처분이익(손실), 외화평가 및 거래이익(손실), 파생상품평가 및 거래이익(손실)과 유가증권 관련 배당금수익을 영업수익(영업비용)으로 분류하였습니다. 이에 따라 제38기 연결손익계산서의 영업외수익 144,926백만원 및 영업외비용 23,712백만원을 각각 매출액과 매출원가로 재분류하였습니다.

또한 연결회사는 당기에 삼성카드(주)가 영업수익으로 분류한 상각채권추심이익 및 영업비용으로 분류한 카드서비스비용, 리스제비용을 연결손익계산서의 판매비와관리비에서 매출액 및 매출원가로 분류를 변경하였으며, 이에 따라 제38기 연결손익계산서의 판매비와관리비 115,899백만원을 매출액 264,052백만원 및 매출원가 379,951백만원으로 각각 재분류하였습니다.

비교표시된 제38기 연결재무제표의 일부 계정과목을 제39기 연결재무제표의 표시방법에 따라 재분류하였으며, 이러한 재분류는 제38기에 보고된 순이익이나 순자산에 영향을 미치지 아니합니다.

한편, 회사의 연결재무제표는 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리' 및 회계기준원 질의회신 07-009 '적용의견서 06-2로 인한 지분법적용 및 연결재무제표 작성시의 법인세회계'를 적용하여 작성되었으며, 동 의견서 단서조항에 따라 비교표시되는 제38기 재무제표를 재작성하지 아니하였습니다.

(3) 제38기 재무제표

- 재무제표 재작성 사항 없음 -

(4) 제37기 재무제표

국내종속회사인 삼성카드(주)는 유동화대상인 신용카드자산을 포괄신탁하고 수탁자는 신탁자산에 대하여 1종 수익증권과 2종 수익증권을 발행하였습니다. 삼성카드(주)는 2종 수익증권을 인수하여 제36기까지 투자자산으로 계상하였으나 제37기부터 신용카드자산으로 계정을 재분류하였습니다. 이에 따라 제36기말 현재 단기매도가능증권 및 장기매도가능증권에 계상된 2종 수익증권 308,357백만원과 758,560백만원을 각각 단기대출채권 및 장기대출채권으로 계정 재분류하여 비교표시된 제36기 재무제표를 재작성 하였습니다.

다. 연결재무제표 작성기준

(1) 투자계정과 자본계정의 상계

회사는 회사의 투자계정과 이에 대응하는 종속회사의 자본계정 및 종속회사 상호간의 투자계정과 이에 대응하는 종속회사의 자본계정은 주식취득일에 가장 근접한 종속회사의 결산일을 기준으로 상계 제거하였습니다.

(2) 투자제거차액의 처리

회사의 투자계정의 금액과 이에 대응하는 종속회사의 자본계정의 금액이 일치하지 않는 경우에는 그 차액을 영업권 및 부의영업권으로 계상하며, 최초 발생연도부터 5년간에 걸쳐 정액법으로 상각(환입)하고 있습니다. 다만, 종속회사가 연결대상회사로 된 이후, 종속회사의 주식을 소수주주로부터 추가로 취득하는 경우에 발생하는 투자제거차액은 연결자본잉여금으로 계상하고 있습니다. 또한 종속회사의 유상증자, 주식배당 또는 무상증자 등(이하 "증자등")으로 인하여 지배회사 지분가액의 변동분과 증자등으로 인하여 취득한 주식의 취득원가의 차액은 연결자본잉여금의 증감으로 처리하고 있습니다.

(3) 연결자본잉여금과 이익잉여금

주식취득일 또는 지배권 획득일 이후에 발생한 종속회사 및 지분법적용회사의 자본잉여금과 이익잉여금중 지배회사의 지분에 속하는 것은 각각 연결자본잉여금과 연결이익잉여금으로 처리하고 있습니다.

(4) 내부미실현손익의 제거

1) 내부미실현손익의 산정

회사가 연결재무제표 작성기준일 현재 각각 소유하고 있는 재고자산 및 유형자산에 포함된 미실현이익은 당해 판매회사의 해당 제품별・법인별 평균매출총이익률 등을 기초로 산정되었습니다. 다만, 평균매출총이익률보다 현저하게 높거나 낮은 이익률이 적용된 거래에 대하여는 그 매매거래에 적용한 이익률을 기초로 산정되었습니다.

2) 내부미실현손익의 제거

회사는 종속회사에 판매함으로써 발생한 미실현이익은 전액을 제거하여 회사지분에

부담시켰으며, 종속회사가 회사에 판매하거나 종속회사가 다른 종속회사에 판매함으로써 발생한 미실현이익은 전액 제거하여 회사의 지분과 소수주주지분에 비례하여 부담시켰습니다.

(5) 해외종속회사의 재무제표 환산
회사는 해외종속회사의 외화표시 재무제표 환산시 대차대조표항목은 대차대조표일 현재의 환율로(단, 자본계정은 역사적환율 적용), 손익계산서 항목은 당해 회계연도의 평균환율을 적용하여 환산하고 있으며 이로 인하여 발생하는 차이를 해외사업환산손익으로 계상하고 지분비율에 따라 회사지분과 소수주주지분에 안분 처리하여 회사지분 해당액만 연결대차대조표상의 연결기타포괄손익누계액으로 표시하고 있습니다. 또한 현금흐름표 항목중 기초의 현금은 전기 대차대조표일 현재의 환율로, 기말의 현금은 당기 대차대조표일 현재의 환율로, 그외의 과목은 당해 회계연도의 평균환율을 적용하여 환산하고 있으며, 이로 인하여 발생하는 차이를 외화환산으로 인한 현금의 변동항목으로 표시하고 있습니다.

(6) 연결재무제표의 작성기준일
연결재무제표의 작성기준일은 회사의 결산일로 하였으며 종속회사의 결산일은 회사의 결산일과 일치합니다.

라. 한국채택국제회계기준 도입 준비상황

당사는 한국채택국제회계기준의 전환일을 2009년 1월 1일자로 하여 2010 회계연도에 조기도입할 계획입니다. 이를 위하여 당사는 별도의 준비조직을 구성하여 한국채택국제회계기준으로의 전환을 준비하고 있으며, 동 업무는 아래의 3단계를 포함하고 있습니다.

- 분석 및 계획 수립 단계 : 본 단계는 한국채택국제회계기준 도입이 당사의 현행 회계 및 재무보고 정책, 보고 실체 및 시스템에 미치는 영향 등에 대한 사전 분석을 포함합니다.
- 설계 단계 : 본 단계는 한국채택국제회계기준 도입에 따른 변화사항들이 회계정책, 재무정보 산출절차 및 시스템에 미치는 영향 등에 대한 상세분석과 동 영향 등에 대

하여 임직원에 대한 교육을 포함하고 있습니다.
- 구축 단계 : 본 단계는 파악된 변화사항들을 업무 프로세스 및 시스템에 구현하는 것을 포함합니다. 본 단계를 통해서 당사는 한국채택국제회계기준에 의한 신뢰성 있는 재무정보 산출이 가능할 것으로 판단하고 있습니다.

분석 및 계획 수립 단계와 설계 단계는 보고기간종료일 현재 완료되었으며, 당사는 현재 구축단계를 진행하고 있습니다. 당사는 2010년의 모든 재무정보가 한국채택국제회계기준에 부합될 것으로 예상하고 있습니다.

IV. 감사인의 감사의견 등

1. 감사인에 관한 사항

삼일회계법인은 당사의 제39기, 제40기 감사와 제41기 3분기 검토를 수행하였습니다. 감사관련하여 제39기, 제40기에 대한 감사의견은 적정이며 제41기 3분기검토결과 재무제표가 중요성의 관점에서 대한민국에서 일반적으로 인정된 회계처리기준에 위배되어 작성되었다는 점이 발견되지 아니하였으며 지적사항 또한 없습니다.

<제41기 3분기 검토 일정>
3분기 재무제표 : 2009년 10월 12일 ~ 28일

[감사용역 체결 현황] (단위 : 백만원)

사업연도	감사인	내 용	보수	총소요시간
제41기 3분기	삼일회계법인	개별 및 연결 분· 반기 재무제표 검토	2,029	26,012
제40기	삼일회계법인	분· 반기 재무제표 검토 개별 및 연결 재무제표에 대한 감사	3,200	44,450
제39기	삼일회계법인	분· 반기 재무제표 검토 개별 및 연결 재무제표에 대한 감사	3,220	48,060

당사의 감사인인 삼일회계법인은 회계감사 용역외에 하기 내용의 비감사용역을 수행하였으며, 당사는 용역의 대가로 3분기누계 3,869백만원을 지급하였습니다.

[비감사용역 계약체결 현황] (단위 : 백만원)

사업연도	계약체결일	용역내용	용역수행기간	보수	비고
제41기 3분기	2008년 12월	세무자문업무	2009.01 - 2009.09	153	
	2009년 04월	전사적위험관리체제자문업무	2009.04 - 2009.09	930	
	2008년 01월	국제회계기준관련 자문업무	2009.01 - 2009.09	980	
	2005년 12월	해외 재무프로세스 통합 자문업무	2009.01 - 2009.09	1,723	
		기 타		83	
	소 계			3,869	

사업연도	계약체결일	용역내용	용역수행기간	보수	비고
제40기	2007년 12월	세무자문 업무	2008.01 - 2008.12	106	
	2008년 01월	국제회계기준관련 자문업무	2008.01 - 2008.12	1,350	
	2005년 12월	해외 재무프로세스 통합 자문업무	2008.01 - 2008.12	2,245	
		기 타		71	
	소 계			3,772	
제39기	2007년 4월	이전가격 검토 지원업무	2007.04 - 2007.07	194	
	2006년 12월	세무자문 업무	2007.01 - 2007.12	329	
	2006년 11월	자산계정 정밀검토 지원업무	2006.11 - 2007.01	508	
	2005년 12월	해외 재무프로세스 통합 자문업무	2007.01 - 2007.12	2,436	
		기 타		4	
	소 계			3,471	

V. 이사의 경영진단 및 분석의견

- 기말 사업보고서 제출시 작성예정

VI. 이사회 등 회사의 기관 및 계열회사에 관한 사항

1. 이사회에 관한 사항

가. 이사회 구성 개요

당사의 이사회는 사내이사 4인, 사외이사 5인으로 총 9인의 이사로 구성되어 있습니다. 이사회 내에는 경영위원회, 감사위원회, 사외이사후보추천위원회, 내부거래위원회 등 4개의 소위원회가 설치되어 운영 중입니다.('09. 9.30일 현재기준)

※ '09.10.30일 이사회 의결에 따라 보상위원회가 신규 설치되어 분기보고서 제출일 현재 이사회내의 소위원회는 5개 입니다.

나. 중요의결사항 등

회차	개최일자	의 안 내 용	가결여부	사외이사						
				이갑현	윤동민	이재웅	Goran S. Malm	박오수	정귀호	황재성
1차	'09.1.23	① 제40기 재무제표 및 영업보고서 승인의 건	가결	찬성	찬성	찬성	찬성	찬성	찬성	찬성
		② 2009년 경영계획 승인의 건	가결	찬성	찬성	찬성	찬성	찬성	찬성	찬성
		③ 삼성모바일디스플레이(주)와 임대계약 체결의 건	가결	찬성	찬성	찬성	찬성	찬성	찬성	찬성
2차	'09.2.17	① 제40기 정기주주총회 소집결정의 건	가결	찬성	찬성	찬성	찬성	찬성	찬성	찬성
		② 제40기 정기주주총회 회의 목적사항 결정의 건	가결	찬성	찬성	찬성	찬성	찬성	찬성	찬성
		③ 제40기('08년) 연결재무제표 승인의 건	가결	찬성	찬성	찬성	찬성	찬성	찬성	찬성
		④ 삼성전기(주)와 합작 추진의 건	가결	찬성	찬성	찬성	찬성	찬성	찬성	찬성
3차	'09.3.16	① 대표이사 선임 및 이사 업무위촉의 건	가결	찬성	찬성	찬성	찬성	찬성		
		② '09년 이사회내 위원회 위원 선임의 건	가결	찬성	찬성	찬성	찬성	찬성		
		③ S-LCD(주) 이사 겸직 승인의 건 ※ 이윤우 대표이사 : S-LCD(주) 이사 겸직	가결	찬성	찬성	찬성	찬성	찬성		
		④ 공정거래 자율준수관리자 선임의 건	가결	찬성	찬성	찬성	찬성	찬성		
		⑤ 이사회 관련 각종규정 개정의 건	가결	찬성	찬성	찬성	찬성	찬성		
		⑥ 삼성카드(주)와 임대차계약 체결의 건	가결	찬성	찬성	찬성	찬성	찬성		
4차	'09.4.24	① 제41기 1/4분기 재무제표 및 분기보고서 승인의 건	가결	찬성	찬성	찬성	찬성	찬성		
		② 신기술사업투자조합 가입의 건	가결	찬성	찬성	찬성	찬성	찬성		
5차	'09.7.24	① 제41기 상반기 재무제표, 반기보고서 및 중간배당 승인의 건	가결	찬성	찬성	찬성	찬성	찬성		
		② IFRS(국제회계기준) 도입 추진의 건	가결	찬성	찬성	찬성	찬성	찬성		

회차	개최일자	의 안 내 용	가결 여부	사외이사						
				이갑현	윤동민	이재웅	Goran S. Malm	박오수	정귀호	황재성
		③ 손해보험 가입의 건	가결	찬성	찬성	찬성	찬성	찬성	퇴임 (임기만료)	
		④ 수익증권 거래한도 연장의 건	가결	찬성	찬성	찬성	찬성	찬성		
6차	'09.10.16	① 중국 합자법인 설립 및 투자의 건	가결	찬성	찬성	찬성	찬성	찬성		
7차	'09.10.30	① 제41기 3/4반기 재무제표 및 분기보고서 승인의 건	가결	찬성	찬성	찬성	찬성	찬성		
		② IFRS 도입에 따른 토지 공정가치 평가결과 승인의 건	가결	찬성	찬성	찬성	찬성	찬성		
		③ 보상위원회 설치, 운영의 건	가결	찬성	찬성	찬성	찬성	찬성		
		④ 삼성생명공익재단 기부금 출자의 건	가결	찬성	찬성	찬성	찬성	찬성		
		⑤ 삼성증권(주)와 임대차계약 체결의 건	가결	찬성	찬성	찬성	찬성	찬성		
		⑥ 삼성생명 퇴직보험료 납부의 건	가결	찬성	찬성	찬성	찬성	찬성		
		⑦ 특수관계인등과의 거래 승인의 건	가결	찬성	찬성	찬성	찬성	찬성		
		⑧ 삼성SDS · 삼성네트웍스 합병관련 의결권 행사의 건	가결	찬성	찬성	찬성	찬성	찬성		
		⑨ 감시장비(VSS)사업 매각 추진의 건	가결	찬성	찬성	찬성	찬성	찬성		
		⑩ 에이테크솔루션 지분 취득의 건	가결	찬성	찬성	찬성	찬성	찬성		

다. 이사회내의 위원회

(1) 이사회내의 위원회 구성현황

위원회명	구성	성명	설치목적 및 권한사항	비 고
경영위원회	사내이사 3명	이윤우, 최지성, 이상훈	하단 기재내용 참조	이윤우, 최지성, 이상훈 위원 선임('09.3.16)
내부거래위원회	사외이사 3명	이갑현, 이재웅, 박오수	하단 기재내용 참조	이재웅, 박오수 위원 선임('09.3.16)

※ '09.9.30 현재 기준의 구성현황임
※ '09.10.30일 이사회 의결에 따라 보상위원회가 새로 설치되었으며, 위원회 구성인원은 총 3명임(박오수, 윤동민, 이재웅)
※ 감사위원회와 사외이사후보추천위원회는 기업공시서식 작성기준에 따라 제외하였습니다.

□ 경영위원회

- 설치목적 : 업무수행의 전문성과 효율성을 높이기 위하여 정관 또는 이사회의 규정 및 결의에 따라 이사회가 위임한 사안을 심의,결의 하고 그 결과를 이사회에 보고함
- 권한사항

경영위원회는 다음 사안에 대해 심의하고 결의함

1. 경영일반에 관한 사항

1) 회사의 년간 또는 중장기 경영방침 및 전략
2) 주요 경영전략
3) 사업계획· 사업구조 조정 추진
4) 해외 지법인등 거점의 신규진출, 이전 및 철수
5) 해외업체와의 전략적 제휴 등 협력추진
6) 국내외 자회사 매입 또는 매각
7) 기타 주요 경영현황
8) 지점, 공장, 사무소 사업장의 설치 및 이전, 폐지
9) 지배인의 선임 또는 해임
10) 최근사업년도 생산액의 10%이상 생산중단, 폐업
11) 기술도입계약체결 및 기술이전, 제휴
12) 신물질, 신기술관련 특허권 취득, 양수, 양도계약
13) 최근사업년도 매출액의 10%이상 상당 제품수거, 파기
14) 최근사업년도 매출액의 10%이상 상당 단일계약 체결
15) 최근사업년도 매출액의 10%이상 상당 단일판매 대행 또는 공급계약 체결 또는 해지
16) 조직의 운영에 관한 기본원칙
17) 급여체계, 상여 및 후생제도의 기본원칙의 결정 및 변경
18) 명의개서 대리인의 선임, 해임 및 변경
19) 주주명부폐쇄 및 기준일 설정에 관한 사항
20) 업무추진 및 경영상 필요한 세칙의 제정

2. 재무등에 관한 사항

1) 50억원 이상 자본금 10%미만 상당 타법인 출자, 처분
2) 50억원 이상 자본금 10%미만 상당 해외 직접투자
3) 10억원 이상 자본금 10%미만 상당 신규 담보제공 또는 신규 채무보증(기간 연장은 제외함)
   - 담보 : 타인을 위하여 담보를 제공하는 경우에 한함.
   - 채무보증 : 입찰, 계약, 하자, 차액보증 등의 이행보증과 납세보증은 제외함.

4) 10억원 이상 자기자본 50%미만 상당 신규 차입계약 체결
(기간 연장은 제외함)

5) 내부거래의 승인
내부거래라 함은 독점규제 및 공정거래에 관한 법률상의 특수관계인을 상대방으로 하거나 특수관계인을 위하여 10억원 이상 100억원 미만 상당의 자금(가지급금, 대여금 등), 유가증권(주식, 회사채 등) 또는 자산(부동산, 무채재산권 등)을 제공하거나 거래하는 행위

6) 사채발행

7) 신규시설투자

8) 중요한 고정자산 취득, 처분 결정

3. 기타 이사회에서 위임한 사항 또는 이사회의 권한에 속하는 사항 중 이사회 규정에 따라 이사회에 부의할 사항으로 명시된 사항과 다른 위원회에 위임한 사항을 제외한 일체의 사항

□ 내부거래위원회

- 설치목적 : 공정거래 자율준수 체제 구축을 통해 회사 경영의 투명성을 일층 제고하기 위함.
- 권한사항
  o 내부거래 보고 청취권
    계열사와의 내부거래 현황에 대해 보고받을 수 있음.
    ※ 100억원 이상 거래는 사전 심의하고, 100억원 미만 거래에 대해서는 중요한 거래에 한하여 사전 심의 및 의결함.
  o 내부거래 직권조사 명령권
  o 내부거래 시정 조치 건의권

□ 보상위원회 (보상위원회는 '09.10.30일 의사회 의결에 따라 새로 설치되었음)

- 설치목적 : 이사보수 결정과정의 객관성, 투명성 확보을 제고하기 위함
- 권한사항

o 주주총회에 제출할 등기이사 보수의 한도
o 등기이사에 대한 보상체계
o 기타 이사회에서 위임한 사항

(2) 이사회내의 위원회 활동내역

※ 감사위원회와 사외이사후보추천위원회는 기업공시서식 작성기준에 따라 제외하였습니다.

□ 경영위원회

<table>
<tr><th>위원회명</th><th>개최일자</th><th>의안내용</th><th>가결여부</th><th>사외이사의 성명,
출석률 및 찬반여부</th></tr>
<tr><td rowspan="13">경영
위원회</td><td>'09.1.5</td><td>① 해외법인 증자의 건
② 특허 계약 체결의 건</td><td>가결
가결</td><td rowspan="4">사내이사 2인으로 구성</td></tr>
<tr><td>'09.1.14</td><td>① 특허 계약 체결의 건</td><td>가결</td></tr>
<tr><td>'09.2.11</td><td>① 특허 계약 체결의 건
② 자산 양도의 건</td><td>가결
가결</td></tr>
<tr><td>'09.3.4</td><td>① 특허 계약 체결의 건
② 해외법인 지급보증의 건</td><td>가결
가결</td></tr>
<tr><td>'09.3.30</td><td>① 특허 계약 체결의 건
② 특허 계약 체결의 건
③ 무역금융한도 신규 확보 및 증액의 건
④ 기부금 출연의 건
⑤ 기부금 출연의 건
※ 자산 양도 지연 보고</td><td>가결
가결
가결
가결
가결
-</td><td rowspan="9">사내이사 3인으로 구성</td></tr>
<tr><td>'09.4.27</td><td>① 해외법인 증자의 건
② 임원배상책임보험 갱신의 건
③ 기부금 출연의 건</td><td>가결
가결
가결</td></tr>
<tr><td>'09.5.25</td><td>① 특허 계약 체결의 건
② 해외법인 설립의 건
③ 해외법인 통합의 건
④ 사옥 개보수의 건
⑤ 기부금 출연의 건</td><td>가결
가결
가결
가결
가결</td></tr>
<tr><td>'09.5.27</td><td>① 특허 계약 체결의 건</td><td>가결</td></tr>
<tr><td>'09.6.8</td><td>① 특허 계약 체결의 건
② 중간배당을 위한 주주명부 폐쇄의 건</td><td>가결
가결</td></tr>
<tr><td>'09.6.29</td><td>① 메모리 라인 업그레이드의 건
② 특허 계약 체결의 건
③ 해외법인 설립의 건
④ 해외지점 설립의 건
⑤ 해외법인 지급보증 및 무역금융한도 신규 확보의 건</td><td>가결
가결
가결
가결
가결</td></tr>
<tr><td>'09.7.13</td><td>① 해외법인 설립의 건
② 해외법인 증자의 건
③ 사옥 임대계약 및 화재보험等 가입의 건
④ 기부금 출연의 건</td><td>가결
가결
가결
가결</td></tr>
<tr><td>'09.7.27</td><td>① 기부금 출연의 건</td><td>가결</td></tr>
</table>

위원회명	개최일자	의안내용	가결여부	사외이사의 성명, 출석률 및 찬반여부
	'09.8.24	① 해외법인 설립의 건 ② 해외법인 설립의 건 ③ 부동산 매입의 건 ④ 기술도입의 건 ⑤ 해외법인 지급보증의 건 ⑥ 기부금 출연의 건	가결 가결 가결 가결 가결 가결	
	'09.9.28	① '10년 1분기 메모리 라인 업그레이드의 건 ② 확약서 승인의 건	가결 가결	
	'09.10.19	① 해외 투자의 건 ② 특허 계약 체결의 건 ③ 특허 계약 체결의 건 ④ 신축 투자의 건 ⑤ 담보 제공의 건 ⑥ 기부금 출연의 건	가결 가결 가결 가결 가결 가결	

□ 내부거래위원회

위원회명	개최일자	의안내용	가결여부	사외이사의 성명			
				황재성 (출석률:67%)	이갑현 (출석률:100%)	이재웅 (출석률:100%)	박오수 (출석률:100%)
				찬 반 여 부			
내부 거래 위원회	'09. 1.22	- 대규모내부거래에 대한 사전 심의 1) 삼성모바일디스플레이(주)와 임대계약 체결 - '08년 4분기 내부거래현황 및 점검결과 보고	- -	-	-	-	해당사항없음 ('09.3.16 신규선임)
	'09. 2.16	- 대규모내부거래에 대한 사전 심의 1) 삼성전기(주)와 합작 추진의 건	-	-	-	-	
	'09. 3.13	- 대규모내부거래에 대한 사전 심의 1) 삼성카드(주)와의 임대차계약 체결의 건	-	(불참)	-	-	
	'09. 4.23	- 의결사항 1) 내부거래위원회 위원장 선임의 건 - 대규모내부거래에 대한 사전 심의 1) 신기술사업투자조합 가입의 건 - '09년 1분기 내부거래현황 및 점검결과 보고	가결 - -	해당사항없음 (퇴임)	찬성 - -	찬성 - -	찬성 - -
	'09. 7.23	- 대규모내부거래에 대한 사전 심의 1) 손해보험 가입의 건 2) 수익증권 거래한도 연장의 건 - '09년 2분기 내부거래현황 및 점검결과 보고	- -		-	-	-
	'09.10.29	- 대규모내부거래에 대한 사전 심의 1) 삼성생명공익재단 기부금 출연의 건 2) 삼성증권(주)와 임대차계약 체결의 건 3) 삼성생명 퇴직보험료 납부의 건 4) 특수관계인등과의 거래 승인의 건 5) 삼성SDS · 삼성네트웍스 합병 관련 의결권 행사의 건 6) 감시장비(VSS)사업 매각 추진의 건 7) 에이테크솔루션사 지분 취득의 건 - '09년 3분기 내부거래현황 및 점검결과 보고	- -		-	-	-

□ 보상위원회

위원회명	개최일자	의안내용	가결여부	사외이사의 성명		
				박오수 (출석률:100%)	윤동민 (출석률:100%)	이재웅 (출석률:100%)
				찬 반 여 부		
보상 위원회	'09.10.30	- 보상위원회 위원장 선임의 건	가결	찬성	찬성	찬성

라. 이사의 독립성

① 이사의 선임

이사는 주주총회에서 선임하며, 주주총회에서 선임할 이사 후보자는 이사회(사내이사) 및 사외이사후보추천위원회(사외이사)가 선정하여 주주총회에 제출할 의안으로 확정하고 있습니다.

이사의 선임 관련하여 관련법규에 의거한 주주제안이 있는 경우, 이사회는 적법한 범위 내에서 이를 주주총회에 의안으로 제출하고 있습니다.

이러한 절차에 따라 선임된 이사는 다음과 같습니다.

직 명	성 명	추천인	활동분야 (담당업무)	회사와의 거래	최대주주 또는 주요주주와의 관계
사내이사 (대표이사)	이윤우	이사회	전사 경영전반 총괄 겸)DS부문 경영전반 총괄	해당없음	해당없음
사내이사	최지성	이사회	DMC부문 경영전반 총괄		
사내이사	윤주화	이사회	전사 감사 업무 총괄		
사내이사	이상훈	이사회	전사 사업전략 업무 총괄		
사외이사	이갑현	사외이사후보 추천위원회	전사 경영전반에 대한 업무		
사외이사	윤동민	사외이사후보 추천위원회	전사 경영전반에 대한 업무		
사외이사	이재웅	사외이사후보 추천위원회	전사 경영전반에 대한 업무		
사외이사	Goran S. Malm	사외이사후보 추천위원회	전사 경영전반에 대한 업무		
사외이사	박오수	사외이사후보 추천위원회	전사 경영전반에 대한 업무		

② 사외이사후보 추천위원회

주주총회에 사외이사후보를 추천하기 위한 사외이사후보 추천위원회를 설치하여 운영 중입니다. 위원회는 사외이사 2명(이재웅 위원장, 박오수) 및 사내이사 2명(이윤우, 최지성)으로, 관련법규에 의거 총위원의 1/2

이상을 사외이사로 구성하고 있습니다.(상법 제542조의 8 제4항의 규정 충족)

2. 감사제도에 관한 사항

가. 감사위원회 위원의 인적사항 및 사외이사 여부

당사는 본 보고서 제출일 현재 3인의 사외이사로 구성된 감사위원회를 운영하고 있습니다.

성 명	주요경력	비고
이갑현	- 한국외환은행 행장 (1999~2000) - 대한상공회의소 부회장(1999~2000) - Boston Consulting Group 고문 (2001~2007)	사외이사
이재웅	- 성균관대학교 경제학부 명예교수 (2007~현재) - 한국경제학회 회장 (2005~2006) - 성균관대학교 부총장(1999~2003)	사외이사
박오수	- 서울대학교 경영대학 교수 (1988~현재) - 한국경영학회 회장 (2008~현재) - 한국윤리경영학회 회장 (2007~2008)	사외이사

나. 감사위원회 위원의 독립성

당사는 관련법령 및 정관에 따라 위원회의 구성, 운영 및 권한· 책임 등을 감사위원회 규정에 정의하여 감사업무를 수행하고 있습니다.
감사위원회의 감사업무 수행은 회계감사를 위해서는 재무제표 등 회계관련서류 및 회계법인의 감사절차와 감사결과를 검토하고 필요한 경우에는 회계법인에 대하여 회계에 관한 장부와 관련서류에 대한 추가 검토를 요청하고 그 결과를 검토합니다. 그리고 감사위원회는 신뢰할 수 있는 회계정보의 작성 및 공시를 위하여 설치한 내부회계관리제도의 운영실태를 내부회계관리자로부터 보고 받고 이를 검토합니다. 또한 감사위원회는 업무감사를 위하여 이사회 및 기타 중요한 회의에 출석하고 필요할 경우에는 이사로부터 경영위원회의 심의내용과 영업에 관한 보고를 받고 중요한 업무에 관한 회사의 보고에 대해 추가검토 및 자료보완을 요청하는 등 적절한 방법을 사용하여 검토합니다.

다. 감사위원회 주요 활동 내역

본 보고서 제출일 현재 감사위원회 주요 활동 내역은 아래 표를 참조하시기

바랍니다.

위원회명	개최일자	의안내용	가결여부	사외이사의 성명 황재성 (출석률:100%)	이갑현 (출석률:100%)	이재웅 (출석률:100%)	박오수 (출석률:100%)
				찬 반 여 부			
감사 위원회	'09. 1.22	- 제 40기 재무제표 및 영업보고서 보고 - '08년 내부관리회계제도 운영실태 보고 - '08년 4/4분기 비감사업무 수행 검토 보고 - '08년 감사실적 보고	-	-	-	-	해당사항 없음 ('09.3.13 신규선임)
	'09. 2.16	- 제 40기 연결재무제표 보고	-	-	-	-	
	'09. 2.17	- 제 40기 정기주주총회 부의안건 검토 - '08년 내부감시장치 가동현황 보고	-	-	-	-	
	'09. 3.13	- 감사위원회 위원장 선임의 건 - 내부회계관리규정 개정의 건	가결 -	해당사항 없음 (퇴임)	찬성 -	찬성 -	찬성 -
	'09. 4.23	- 제41기 1/4분기 재무제표 및 분기보고서 보고 - '09年 1/4분기 비감사업무 수행 검토 보고	-		-	-	-
	'09. 7.23	- 제41기 상반기 재무제표 및 반기보고서 보고 - IFRS(국제회계기준) 도입· 추진 보고 - '09年 2/4분기 비감사업무 수행 검토 보고 - '09年 상반기 감사실적 보고	-		-	-	-
	'09.10.29	- 제41기 3/4분기 재무제표 및 반기보고서 보고 - IFRS 도입에 따른 토지 공정가치 평가 결과 보고 - '09年 3/4분기 비감사업무 수행 검토 보고	-		-	-	-

3. 주주의 의결권 행사에 관한 사항

가. 투표제도

당사는 집중투표제, 서면투표제 또는 전자투표제를 채택하고 있지 않습니다.

나. 소수주주권

당사는 대상기간중 소수주주권이 행사된 경우가 없습니다.

다. 경영권 경쟁

당사는 대상기간중 회사의 경영지배권에 관하여 경쟁이 있었던 경우가 없습니다.

4. 계열회사 등의 현황

가. 기업집단 및 소속 회사의 명칭

- 기업집단의 명칭 : 삼성

당사는 독점규제 및 공정거래에 관한 법률상 삼성그룹에 속한 계열회사로서 3분기말 현재 삼성그룹에는 전년말 대비 2개 회사(삼성디지털이미징, 삼성엘이디)가 증가한 64개의 국내 계열회사가 있습니다. 이중 상장사는 당사를 포함하여 총 18개사이며 비상장사는 46개사입니다.

- 소속회사의 명칭

구분	회사수	회 사 명
상장사	18	삼성물산, 제일모직, 삼성전자, 삼성에스디아이, 삼성디지털이미징, 삼성테크윈, 삼성전기, 삼성중공업, 삼성카드, 호텔신라, 삼성화재해상보험, 삼성증권, 삼성정밀화학, 삼성엔지니어링, 에스원, 제일기획, 크레듀, 에이스디지텍
비상장사	46	삼성에버랜드, 삼성석유화학, 삼성라이온즈, 삼성경제연구소, 삼성에스디에스, 삼성네트웍스, 삼성종합화학, 삼성토탈, 삼성광주전자, 스테코, 삼성탈레스, 세메스, 삼성코닝정밀유리, 세크론, 서울통신기술, 삼성전자서비스, 리빙프라자, 삼성전자로지텍, 한덕화학, 글로벌텍, 아이마켓코리아, 씨브이네트, 케어캠프, 이삼성인터내셔널, 올앳, 시큐아이닷컴,가치네트, 오픈타이드코리아, 삼육오홈케어, 삼성벤처투자, 삼성선물, 삼성화재손해사정서비스, 삼성투자신탁운용, 삼성생명보험, 생보부동산신탁, 애니카자동차손해사정서비스, 월드사이버게임즈, 에스엘시디, 에스디플렉스, 에스이에이치에프코리아, 개미플러스유통, 용산역세권개발, 에스비리모티브, 삼성모바일디스플레이, 삼성전자 축구단, 삼성엘이디
計	64	

※ 2009년 9월말기준

나. 관계회사 및 자회사의 지분현황

피출자회사 / 출자회사	삼성물산	제일모직	삼성전자	삼성SDI	삼성전기	삼성중공업	삼성테크윈	삼성디지털이미징	호텔신라	삼성엔지니어링	제일기획	삼성정밀화학	에스원	삼성LED	삼성SDS
삼성물산			4.0				4.3	4.3			12.6	5.6			18.0
제일모직						0.4	0.1	0.1		13.1		3.2			
삼성전자				20.4	23.7	17.6	25.5	25.5	5.1		2.6	8.4		50.0	21.3
삼성SDI	7.4								0.1	5.1		11.5	11.0		
삼성코닝정밀유리															
삼성전기						2.4						0.3		50.0	8.3
삼성에버랜드						0.1	0.3	0.3		1.1					
삼성중공업															
삼성테크윈						0.1		0.4							
삼성엔지니어링						0.1						0.9			
제일기획						0.1									
삼성정밀화학															
삼성종합화학															

피출자회사 출자회사	삼성물산	제일모직	삼성전자	삼성SDI	삼성전기	삼성중공업	삼성테크윈	삼성디지털이미징	호텔신라	삼성엔지니어링	제일기획	삼성정밀화학	에스원	삼성LED	삼성SDS
호텔신라												2.2			
에스원															
삼성경제연구소															
삼성광주전자															
삼성SDS															
삼성네트웍스															
삼성생명보험	5.1	0.0	7.5	0.0		3.5	0.6	0.6	7.3				5.3		
삼성화재해상보험			1.3										1.0		
삼성증권							2.0	2.0	3.1				1.3		
삼성카드		4.9							1.3	1.8	3.0	3.1	1.9		
서울통신기술															
가치네트															
삼성(해남)광통신기술유한공사															
계	12.5	4.9	12.8	20.4	23.7	24.4	32.7	33.0	16.9	21.0	18.3	35.1	20.6	100.0	47.5

피출자회사 출자회사	삼성네트웍스	삼성에버랜드	삼성종합화학	삼성토탈	삼성석유화학	한덕화학	삼성라이온즈	삼성경제연구소	삼성광주전자	스테코	세메스	서울통신기술
삼성물산	19.5	1.5	38.7		27.3		7.5	1.0				
제일모직		4.0	0.9		21.4		15.0	1.0	0.8			
삼성전자	23.1		3.9		13.0		27.5	29.8	94.3	51.0	63.9	35.7
삼성SDI		4.0	10.7					28.6				
삼성코닝정밀유리												
삼성전기	9.0	4.0	10.5				12.5	23.8				
삼성에버랜드							2.0					
삼성중공업								1.0				
삼성테크윈			26.5									
삼성엔지니어링												
제일기획			0.3				3.0					
삼성정밀화학			3.6			50.0						
삼성종합화학				50.0								
호텔신라												
에스원												
삼성경제연구소												
삼성광주전자												
삼성SDS												
삼성네트웍스												
삼성생명보험								14.8				
삼성화재해상보험												
삼성증권												

피출자회사 / 출자회사	삼성네트웍스	삼성에버랜드	삼성종합화학	삼성토탈	삼성석유화학	한덕화학	삼성라이온즈	삼성경제연구소	삼성광주전자	스테코	세메스	서울통신기술
삼성카드		25.6										
서울통신기술												
가치네트												
삼성(해남)광통신기술유한공사												
계	51.5	39.1	95.0	50.0	61.6	50.0	67.5	100.0	95.0	51.0	63.9	35.7

피출자회사 / 출자회사	삼성전자서비스	삼성탈레스	월드사이버게임즈	세크론	글로벌텍	리빙프라자	삼성전자로지텍	에스엘시디	에스이에이치에프코리아	삼성코닝정밀유리	삼성전자축구단
삼성물산											
제일모직											
삼성전자	83.3	50.0	45.0	50.6		100.0	100.0	50.0		42.6	100.0
삼성SDI											
삼성코닝정밀유리					51.0						
삼성전기											
삼성에버랜드											
삼성중공업											
삼성테크윈											
삼성엔지니어링											
제일기획											
삼성정밀화학											
삼성종합화학											
호텔신라											
에스원											
삼성경제연구소											
삼성광주전자											
삼성SDS											
삼성네트웍스											
삼성생명보험										0.0	
삼성화재해상보험											
삼성증권											
삼성카드											
서울통신기술											
가치네트											
삼성(해남)광통신기술유한공사									100.0		
계	83.3	50.0	45.0	50.6	51.0	100.0	100.0	50.0	100.0	42.7	100.0

피출자회사 출자회사	씨브이네트	용산역세권개발	케어캠프	삼육오홈케어	에스디플렉스	에이스디지텍	개미플러스유통	아이마켓코리아	올 앳	시큐아이닷컴	이삼성인터내셔널	가 치 네 트	오픈타이드코리아
삼성물산	40.1	45.1	52.8					14.1					
제일모직					50.0	23.4	100.0	3.7					
삼성전자								14.1					
삼성SDI								7.4			11.3		
삼성코닝정밀유리								5.2					
삼성전기								13.4			11.3		
삼성에버랜드								3.7	30.0	8.7	25.0	21.0	
삼성중공업								9.7					
삼성테크윈													
삼성엔지니어링								7.1					
제일기획													10.4
삼성정밀화학													
삼성종합화학													
호텔신라													
에스원				19.2						52.4			
삼성경제연구소												5.2	
삼성광주전자													
삼성SDS				14.4						4.4	52.5	10.5	72.6
삼성네트웍스				14.4									
삼성생명보험													
삼성화재해상보험													
삼성증권												1.6	
삼성카드									30.0			3.3	
서울통신기술	9.4												
가치네트				14.4									
삼성(해남)광통신기술유한공사													
계	49.5	45.1	52.8	62.5	50.0	23.4	100.0	78.3	60.0	65.4	100.0	41.5	83.0

피출자회사 출자회사	크레듀	삼 성 생 명 보 험	생 보 부동산 신 탁	삼 성 선 물	삼성투자신탁운용	삼성화재해상보험	삼성화재손해사정서비스	애니카자동차손해사정서비스	에스비리모티브	삼성모바일디스플레이	삼 성 증 권	삼 성 카 드	삼 성 벤 처 투 자
삼성물산											0.3	2.4	
제일모직													
삼성전자										50.0		35.3	16.3
삼성SDI									50.0	50.0			16.3
삼성코닝정밀유리													
삼성전기		0.6										3.6	17.0
삼성에버랜드	8.9	13.3											
삼성중공업					3.9							0.0	17.0

피출자회사 / 출자회사	크레듀	삼성 생명 보험	생보 부동산 신탁	삼성 선물	삼성투자 신탁운용	삼성화재 해상보험	삼성화재 손해사정 서비스	애니카 자동차 손해사정 서비스	에스비 리모티브	삼성 모바일 디스플 레이	삼성 증권	삼성 카드	삼성 벤처 투자
삼성테크윈													16.7
삼성엔지니어링													
제일기획	26.7	0.2											
삼성정밀화학		0.5											
삼성종합화학													
호텔신라													
에스원													
삼성경제연구소	10.7												
삼성광주전자		0.7											
삼성SDS	7.1	0.4											
삼성네트웍스	7.1												
삼성생명보험			50.0	41.0	5.5	10.4					11.4	26.4	
삼성화재해상보험				4.0	1.2		96.8	100.0			7.7		
삼성증권				51.0	65.3								16.7
삼성카드						4.9					4.7		
서울통신기술													
가치네트													
삼성(해남)광통신 기술유한공사													
계	60.4	15.6	50.0	96.0	75.8	15.2	96.8	100.0	50.0	100.0	24.1	67.7	100.0

※ 단위는 %, 기준일은 2009년 9월말이며 보통주 기준임.
※ 삼성에버랜드의 삼성생명 보유지분 중 신탁분은 제외.

[해외]

출자회사명	피출자회사명	지분율
삼성네트웍스㈜	Samsung Networks America, Inc.	100.0
삼성네트웍스㈜	SAMSUNG NETWORKS BEIJING Co. Ltd	100.0
삼성디지털이미징주식회사	천진삼성광전자유한공사	82.0
삼성디지털이미징주식회사	Samsung Opto-Electronics GmbH	100.0
삼성모바일디스플레이㈜	Dongguan Samsung Mobile Display Co., Ltd.	100.0
삼성모바일디스플레이㈜	Tianjin Samsung Mobile Display Co.,Ltd	95.0
삼성물산㈜	삼성인도설계법인(건설)	100.0
삼성물산㈜	소주성포 강재가공유한공사	50.0
삼성물산㈜	순덕성포강재가공유한공사	51.6
삼성물산㈜	Associated Wool Exporters Pty., Ltd.	3.1
삼성물산㈜	Canada Trade Group Inc.	48.7
삼성물산㈜	Cheil Holding Inc.	40.0
삼성물산㈜	Dongguan Samsung Steel Center Co., Ltd.	70.0
삼성물산㈜	Erdsam Co., Ltd.	100.0
삼성물산㈜	KSI LLP	25.0

출자회사명	피출자회사명	지분율
삼성물산㈜	LOBINAVE - Estaleiro Naval do Lobito, Limitada	40.0
삼성물산㈜	MYODO METAL CO., LTD.	100.0
삼성물산㈜	P.T. Samsung Development	100.0
삼성물산㈜	Poscore(M)SDN.BHD	70.0
삼성물산㈜	POSS-SLPC, s.r.o	50.0
삼성물산㈜	S&G Biofuel PTE.LTD	63.2
삼성물산㈜	SAM investment Manzanilo.B.V	100.0
삼성물산㈜	Samsung (Hongkong) Ltd.	100.0
삼성물산㈜	Samsung (U.K) Ltd.	100.0
삼성물산㈜	Samsung America Inc.	100.0
삼성물산㈜	Samsung Asia Private Ltd.	30.0
삼성물산㈜	SAMSUNG C&T CORPORATION SAUDI ARABIA	100.0
삼성물산㈜	Samsung Const. Co. Phils.,Inc.	25.0
삼성물산㈜	Samsung Corporation Rus LLC	100.0
삼성물산㈜	Samsung Design Philippines Inc	100.0
삼성물산㈜	Samsung Deutschland GmbH	100.0
삼성물산㈜	Samsung Development (Thailand) Co., Ltd.	100.0
삼성물산㈜	Samsung E&C (Shanghai) Co.,Ltd.	100.0
삼성물산㈜	Samsung Engineering & Construction(M) SDN.BHD.	100.0
삼성물산㈜	Samsung Finance Corporation.	80.0
삼성물산㈜	Samsung France S.A.S.	100.0
삼성물산㈜	Samsung Japan Co., Ltd.	49.0
삼성물산㈜	Samsung Malaysia SDN. BHD.	100.0
삼성물산㈜	Samsung Mexico Engineering & Construction	100.0
삼성물산㈜	Samsung Nigeria Co., Ltd.	99.9
삼성물산㈜	SAMSUNG OIL & GAS USA CORP	100.0
삼성물산㈜	Samsung Oil & Gas(Timor Sea 06-102) Ltd.	100.0
삼성물산㈜	Samsung Precision Stainless Steel(pinghu) Co.,Ltd.	55.0
삼성물산㈜	Samsung Renewable Energy Inc.	100.0
삼성물산㈜	Samsung SDI (Hong Kong) Ltd.	2.4
삼성물산㈜	Samsung SDI (Malaysia) SDN. BHD.	6.4
삼성물산㈜	Samsung SDI America, Inc.	8.3
삼성물산㈜	Samsung SDI Brasil Ltda.	0.0
삼성물산㈜	Samsung Singapore Pte.Ltd.	100.0
삼성물산㈜	Samsung Taiwan Co., Ltd.	100.0
삼성물산㈜	Samsung Texas Construction Inc.	100.0
삼성물산㈜	Samsung Thailand Co., Ltd.	44.0
삼성물산㈜	Samsung Trading PLC.	100.0
삼성물산㈜	SSJ VINA LLC.	31.0
삼성물산㈜	Xiod Distribution	25.0
삼성물산㈜	ZiREX Corporation Inc.	35.0
삼성생명보험㈜	중항삼성인수보험유한공사	50.0
삼성생명보험㈜	Samsung Life Investment (America) Ltd.	100.0
삼성생명보험㈜	Samsung Life Investment (U.K.) Limited.	100.0
삼성생명보험㈜	Samsung Properties China, Limited.	100.0
삼성에버랜드㈜	뽀쥐베조빠스노치	99.0
삼성에스디에스㈜	삼성수거계통북경유한공사	100.0
삼성에스디에스㈜	Opentide Greater China Co., Ltd.	36.7

출자회사명	피출자회사명	지분율
삼성에스디에스㈜	Samsung Data Systems India Pvt.Ltd.	100.0
삼성에스디에스㈜	Samsung SDS America, Inc.	100.0
삼성에스디에스㈜	Samsung SDS Asia Pacific Pte. Ltd.	100.0
삼성에스디에스㈜	Samsung SDS Europe Ltd.	100.0
삼성에스디에스㈜	Samsung SDS Infotech Pvt Ltd.	63.0
삼성에스디에스㈜	SAMSUNG SDS LATIN AMERICA SOLUCOES EM TECNOLOGIA LTDA	99.4
삼성엔지니어링㈜	Grupo Samsung Ingenieria Mexico, S.A. De C.V.	100.0
삼성엔지니어링㈜	PT Samsung Engineering Indonesia Co., Ltd.	100.0
삼성엔지니어링㈜	Samsung Engineering (Malaysia) SDN. BHD.	100.0
삼성엔지니어링㈜	Samsung Engineering (Thailand) Co., Ltd.	33.0
삼성엔지니어링㈜	Samsung Engineering America Inc.	100.0
삼성엔지니어링㈜	Samsung Engineering Construction(Shanghai) Co., Ltd	100.0
삼성엔지니어링㈜	Samsung Engineering India Private Ltd.	100.0
삼성엔지니어링㈜	Samsung Engineering Japan Co.,	100.0
삼성엔지니어링㈜	Samsung Engineering Kazakhstan LLP	100.0
삼성엔지니어링㈜	Samsung Engineering Magyarorszag Kft	100.0
삼성엔지니어링㈜	Samsung Engineering Philippines, Inc.	40.0
삼성엔지니어링㈜	Samsung Engineering Trinidad Co.	100.0
삼성엔지니어링㈜	Samsung Ingenieria Manzanillo, S.A. De C.V.	99.9
삼성엔지니어링㈜	Samsung INGENERIA MEXICO S.A DE C.V.	99.7
삼성엔지니어링㈜	Samsung Ingenieria Minatitlan, S.A. De C.V.	99.9
삼성엔지니어링㈜	SAMSUNG INGENIERIA TAMPICO SA DE CV	99.9
삼성엔지니어링㈜	Samsung Saudi Arabia Ltd.	95.0
삼성엔지니어링㈜	Samsung Thai Engineering Co., Ltd.	29.8
삼성전기㈜	동관삼성전기유한공사	100.0
삼성전기㈜	삼성고신전기(천진)유한공사	95.0
삼성전기㈜	천진삼성전기유한공사	81.0
삼성전기㈜	Calamba Premier Realty Corporation.	39.8
삼성전기㈜	Samsung Electro-Mechanics America, Inc.	100.0
삼성전기㈜	Samsung Electro-Mechanics Germany, GMBH	100.0
삼성전기㈜	Samsung Electro-Mechanics Hongkong Co., Ltd.	100.0
삼성전기㈜	Samsung Electro-Mechanics Hungary Inc.	100.0
삼성전기㈜	Samsung Electro-Mechanics Indonesia, pt	100.0
삼성전기㈜	Samsung Electro-Mechanics Philippines, Corp.	100.0
삼성전기㈜	Samsung Electro-Mechanics Pte.,Ltd	100.0
삼성전기㈜	Samsung Electro-Mechanics Thailand Co., Ltd.	75.0
삼성전자㈜	PT Samsung Electronics Indonesia	100.0
삼성전자㈜	Samsung (China) Investment Co., Ltd	100.0
삼성전자㈜	Samsung Asia Private Ltd.	70.0
삼성전자㈜	Samsung Elec. European Holding	100.0
삼성전자㈜	Samsung Electronic Philippine Manufacturing Corp.	100.0
삼성전자㈜	Samsung Electronic Shanghai Telecommunications Co., Ltd.	100.0
삼성전자㈜	Samsung Electronica Da Amazonia LTDA.	76.3
삼성전자㈜	Samsung Electronics (UK) Ltd.(구SEPLC)	100.0
삼성전자㈜	Samsung Electronics America Inc.	100.0
삼성전자㈜	Samsung Electronics Argentina S.A.	98.0
삼성전자㈜	Samsung Electronics Asia Holding Pte Ltd	100.0
삼성전자㈜	Samsung Electronics Australia Pty. Ltd.	100.0

출자회사명	피출자회사명	지분율
삼성전자㈜	Samsung Electronics Austria Gmbh	100.0
삼성전자㈜	Samsung Electronics Benelux B.V.	100.0
삼성전자㈜	Samsung Electronics Canada Inc.	100.0
삼성전자㈜	Samsung Electronics Chile Limitada(Ltda)	100.0
삼성전자㈜	SAMSUNG ELECTRONICS DIGITAL PRINTING	90.0
삼성전자㈜	Samsung Electronics Display (M) SDN.OMD.(HSD)	75.0
삼성전자㈜	Samsung Electronics Europe Logistics B.V.	100.0
삼성전자㈜	Samsung Electronics France S.A.S	100.0
삼성전자㈜	Samsung Electronics Hainan Fiberoptics Co., Ltd	100.0
삼성전자㈜	Samsung Electronics Holding GmbH	100.0
삼성전자㈜	Samsung Electronics Hong Kong Co., Ltd.	100.0
삼성전자㈜	Samsung Electronics Huizhou Co., Ltd.	89.5
삼성전자㈜	Samsung Electronics Hungarian RT.	100.0
삼성전자㈜	Samsung Electronics Iberia, S.A.	100.0
삼성전자㈜	Samsung Electronics Istanbul Marketing & Trading LTD Company	100.0
삼성전자㈜	Samsung Electronics Italia S.P.A.	100.0
삼성전자㈜	Samsung Electronics Latin America Panama (Zona Libre) S.A.	100.0
삼성전자㈜	Samsung Electronics LCD Slovakia s.r.o.	0.0
삼성전자㈜	Samsung Electronics Ltd.(구SEUK)	100.0
삼성전자㈜	Samsung Electronics Malaysia SDN.BHD.	100.0
삼성전자㈜	Samsung Electronics Mexico S.A. De C.V.	100.0
삼성전자㈜	Samsung Electronics Nordic Aktiebolag	100.0
삼성전자㈜	Samsung Electronics Overseas B.V.	100.0
삼성전자㈜	Samsung Electronics Polska, SP.Zo.O	100.0
삼성전자㈜	Samsung Electronics Portuguesa S.A.	100.0
삼성전자㈜	Samsung Electronics RUS Co.	100.0
삼성전자㈜	Samsung Electronics Rus Kaluga	100.0
삼성전자㈜	Samsung Electronics Slovakia s.r.o	55.7
삼성전자㈜	Samsung Electronics South Africa (Pty) Ltd.	100.0
삼성전자㈜	Samsung Electronics Suzhou Computer Co.,Lcd	87.6
삼성전자㈜	Samsung Electronics Suzhou LCD Co.,Lcd	100.0
삼성전자㈜	Samsung Electronics Suzhou Semiconductor Co., Ltd.	100.0
삼성전자㈜	Samsung Electronics Taiwan Co., Ltd.	100.0
삼성전자㈜	Samsung Gulf Electronics Co., Ltd.	100.0
삼성전자㈜	SAMSUNG INDIA ELECTRONICS Private. LTD	100.0
삼성전자㈜	Samsung India Software Operations Pvt. Ltd.	100.0
삼성전자㈜	Samsung Japan Co., Ltd.	51.0
삼성전자㈜	SAMSUNG MALAYSIA ELECTRONICS (SME) SDN. BHD.	100.0
삼성전자㈜	Samsung Russia Service Center	100.0
삼성전자㈜	Samsung SDI Brasil Ltda.	0.1
삼성전자㈜	Samsung Semiconductor China R&D.,Ltd.	100.0
삼성전자㈜	Samsung Vina Electronics Co., Ltd.	80.0
삼성전자㈜	Samsung Yokohama Research Institute	100.0
삼성전자㈜	Shanghai Samsung Semiconductor Co., Ltd.	100.0
삼성전자㈜	Shenzhen Samsung Kejian Mobile Telecom Tech. Co., Ltd.	60.0
삼성전자㈜	Suzhou Samsung Electronics Co., Ltd	78.2
삼성전자㈜	Thai-Samsung Electronics Co. Ltd.	91.8
삼성전자㈜	Tianjin Samsung Electronics Co., Ltd.	81.1

출자회사명	피출자회사명	지분율
삼성전자㈜	Tianjin Samsung Electronics Display Co., Ltd.	54.7
삼성전자㈜	Tianjin Samsung Telecom Technology Co., Ltd.	90.0
삼성중공업㈜	(주)후쿠오카 엔지니어링센터	100.0
삼성중공업㈜	삼성중공업(영파)유한공사	100.0
삼성중공업㈜	영성가야선업유한공사	100.0
삼성중공업㈜	영성부천선용강재유한공사	100.0
삼성중공업㈜	Camellia Consulting Corporation	100.0
삼성중공업㈜	SAMSUNG HEAVY INDUSTRIES (M) SDN.BHD	100.0
삼성중공업㈜	Samsung Heavy Industries India Pvt.Ltd.	100.0
삼성중공업㈜	SAMSUNG HEAVY INDUSTRIES RONGCHENG Ltd, CO.	100.0
삼성중공업㈜	Samsung Sakhalin Limited Liability Company	100.0
삼성중공업㈜	Samsung Wind Energy,Inc	100.0
삼성증권㈜	Samsung Securities (America), Inc.	100.0
삼성증권㈜	Samsung Securities (Asia) Limited.	100.0
삼성증권㈜	Samsung Securities (Europe) Limited.	100.0
삼성코닝정밀유리㈜	Samsung Corning Malaysia SDN. BHD.	70.0
삼성코닝정밀유리㈜	SSH Limited. (구 Shum Yip Tarry Ltd.)	60.0
삼성테크윈㈜	Samsung Opto-Electronics America, Inc.	100.0
삼성테크윈㈜	SAMSUNG TECHWIN EUROPE LIMITED	100.0
삼성테크윈㈜	Shanghai Samsung Mechatronics & Trading Co.,ltd	100.0
삼성테크윈㈜	Tianjin Samsung Techwin Opto-Electronics	95.0
삼성토탈㈜	동관삼성토탈공정소료유한공사	100.0
삼성토탈㈜	삼성토탈화공무역(상해)유한공사	100.0
삼성투자신탁운용㈜	Samsung Investment Management(Hong Kong) Limited.	100.0
삼성투자신탁운용㈜	Samsung Investment Management(Singapore)Pte.Ltd.	100.0
삼성화재해상보험㈜	SAMSUNG FIRE & MARINE CONSULTORIA EM SEGUROS LTDA.	100.0
삼성화재해상보험㈜	삼성화재 인도네시아현지법인	70.0
삼성화재해상보험㈜	삼성화재해상보험(중국)유한공사	100.0
삼성화재해상보험㈜	Samsung Vina Insurance Co, Ltd.	50.0
삼성LED	천진삼성LED 유한공사	100.0
삼성SDI㈜	Samsung SDI (Hong Kong) Ltd.	91.9
삼성SDI㈜	Samsung SDI (Malaysia) SDN. BHD.	68.6
삼성SDI㈜	Samsung SDI America, Inc.	91.7
삼성SDI㈜	Samsung SDI Brasil Ltda.	4.0
삼성SDI㈜	Samsung SDI Germany GmbH.	100.0
삼성SDI㈜	Samsung SDI Hungary Rt.	100.0
삼성SDI㈜	SSH Limited. (구 Shum Yip Tarry Ltd.)	40.0
세메스㈜(구 한국DNS)	SEMES America,Inc.(구 KDNSA)	100.0
에스비 리모티브㈜	Cobasys.,LLC	100.0
에스비 리모티브㈜	SB LIMOTIVE GERMANY	100.0
제일모직㈜	천진삼성고신소료유한회사	100.0
제일모직㈜	Associated Wool Exporters Pty., Ltd.	96.9
제일모직㈜	Cheil America Inc.	100.0
제일모직㈜	Samsung Chemical (USA), INC.	100.0
제일모직㈜	Samsung Chemical Europe Gmbh	100.0
제일모직㈜	Samsung Chemical Material Trading(Shanghai)Co.Ltd.	100.0
제일모직㈜	SAMSUNG CHEMICAL(THAILAND) CO., LTD	49.0
제일모직㈜	Samsung Fashion S.r.L	100.0

출자회사명	피출자회사명	지분율
제일모직㈜	SAMSUNG FASHION TRADING CO(Sanghai). ,LTD	100.0
제일모직㈜	Starex Compounding America Inc.	100.0
제일모직㈜	Tianjin Samsung Wool Textile Co., Ltd.	75.0
㈜에이스디지텍	Acedigitech Suzhou.,Ltd	100.0
㈜이삼성인터내셔날	eSamsung Greater China Co., Ltd.	77.3
㈜이삼성인터내셔날	eSamsung Japan Corporation.	70.1
㈜이삼성인터내셔날	Opentide Greater China Co., Ltd.	18.3
㈜제일기획	Cheil (Thailand) Ltd	100.0
㈜제일기획	Cheil Brazil Communications Ltda.	99.9
㈜제일기획	Cheil China	100.0
㈜제일기획	Cheil Communications India Pvt. Ltd.	99.9
㈜제일기획	Cheil Communications Mexico Inc. SA de CV	100.0
㈜제일기획	Cheil Europe Ltd.	100.0
㈜제일기획	Cheil France SAS	100.0
㈜제일기획	Cheil Germany GmbH	100.0
㈜제일기획	Cheil MEA FZ-LLC	100.0
㈜제일기획	Cheil Rus LLC.	100.0
㈜제일기획	Cheil Singapore Pte. Ltd.	100.0
㈜제일기획	Cheil Ukraine LLC	100.0
㈜제일기획	Cheil USA Inc.	100.0
㈜호텔신라	New Jersey Int'l M.C.Inc.	100.0
㈜호텔신라	Samsung Hospitality America	100.0
Camellia Consulting Corporation	Oil & Gas Solution LLC	50.0
Cheil (Thailand) Ltd	SAMSUNG CHEMICAL(THAILAND) CO., LTD	25.5
Cheil Holding Inc.	Samsung Const. Co. Phils.,Inc.	75.0
Cheil USA Inc.	Cheil Communications India Pvt. Ltd.	0.0
eSamsung Greater China Co., Ltd.	iMarket Asia Co., Ltd.	100.0
eSamsung Greater China Co., Ltd.	Opentide Greater China Co., Ltd.	40.0
iMarket Asia Co., Ltd.	iMarket China Co., Ltd.	80.0
iMarket Asia Co., Ltd.	iMarket TianJin Co., Ltd.	80.0
Opentide Greater China Co., Ltd.	Opentide China Co., Ltd.	100.0
Opentide Greater China Co., Ltd.	OpenTide Interactive Advertising Co.,Ltd	100.0
Opentide Greater China Co., Ltd.	OpenTide Taiwan Co., Ltd	100.0
PT Samsung Electronics Indonesia	P.T. Samsung Telecommunications Indonesia	99.0
S&G Biofuel PTE.LTD	PT. Gandaerah Hendana	95.0
S&G Biofuel PTE.LTD	PT. Inecda	95.0
S.C. Otelinox S.A	Comptoir Des Produits Inoxydables S.A.S.	87.5
SAM investment Manzanilo.B.V	Terminal KMS de GNL S. de R.L de C.V	37.5
Samsung (China) Investment Co., Ltd	천진삼성광전자유한공사	4.0
Samsung (China) Investment Co., Ltd	Beijing Samsung Telecom R&D Center.	100.0
Samsung (China) Investment Co., Ltd	Samsung Electronics Beijing Service Co., Ltd	100.0
Samsung (China) Investment Co., Ltd	Samsung Electronics China R&D Center	100.0
Samsung (China) Investment Co., Ltd	SAMSUNG ELECTRONICS DIGITAL PRINTING	10.0
Samsung (China) Investment Co., Ltd	Samsung Electronics Huizhou Co., Ltd.	10.5
Samsung (China) Investment Co., Ltd	Samsung Electronics Suzhou Computer Co.,Lcd	12.4
Samsung (China) Investment Co., Ltd	Suzhou Samsung Electronics Co., Ltd	10.1
Samsung (China) Investment Co., Ltd	Tianjin Samsung Electronics Co., Ltd.	10.0
Samsung (China) Investment Co., Ltd	Tianjin Samsung Electronics Display Co., Ltd.	10.1

출자회사명	피출자회사명	지분율
Samsung (China) Investment Co., Ltd	Tianjin Tongguang Samsung Electronics Co., Ltd.	96.0
Samsung (China) Logistics Ltd.	Samsung Logistics (Tianjin) Ltd	100.0
Samsung (Hongkong) Ltd.	삼성무역 상해포동신구유한공사	100.0
Samsung (Hongkong) Ltd.	삼성무역심천유한공사	100.0
Samsung (Hongkong) Ltd.	소주성포 강재가공유한공사	20.0
Samsung (Hongkong) Ltd.	천진국제무역공사	100.0
Samsung (Hongkong) Ltd.	Dongguan Samsung Steel Center Co., Ltd.	30.0
Samsung (Hongkong) Ltd.	Enterprise Co., Ltd.	100.0
Samsung (Hongkong) Ltd.	Karson Industrial Co., Ltd.	100.0
Samsung (Hongkong) Ltd.	Samsung (China) Logistics Ltd.	100.0
Samsung (Hongkong) Ltd.	Samsung Corporation (Gaungzhou) Limited.	100.0
Samsung (Hongkong) Ltd.	Samsung Thailand Co., Ltd.	13.2
Samsung (U.K) Ltd.	Samsung Nigeria Co., Ltd.	0.1
Samsung (U.K) Ltd.	SOLECO S.A	65.0
Samsung (U.K) Ltd.	Xiod Distribution	75.0
Samsung America Inc.	Meadowland Distribution	100.0
Samsung America Inc.	Samsung Finance Corporation.	20.0
Samsung America Inc.	Samsung Webtrade.com Inc.	100.0
Samsung America Inc.	Web2Zone., Inc.	100.0
Samsung America Inc.	ZiREX Corporation Inc.	35.0
Samsung Asia Private Ltd.	eSamsung Greater China Co., Ltd.	11.4
Samsung Asia Private Ltd.	Samsung Electro-Mechanics Thailand Co., Ltd.	25.0
Samsung Asia Private Ltd.	Samsung Electronics Display (M) SDN.OMD.(HSD)	25.0
Samsung Asia Private Ltd.	Samsung Electronics Philippines Corporation (구 SMC)	100.0
Samsung Asia Private Ltd.	Samsung SDI (Malaysia) SDN. BHD.	25.0
SAMSUNG CHEMICAL(THAILAND) CO., LTD	Samsung Thai Engineering Co., Ltd.	17.2
Samsung Deutschland GmbH	KSI LLP	25.0
Samsung Deutschland GmbH	POSS-SLPC, s.r.o	20.0
Samsung Deutschland GmbH	S.C. Otelinox S.A	94.3
Samsung Deutschland GmbH	Samsung Italia S.A.R.L.	100.0
Samsung Electro-Mechanics Hongkong Co., Ltd.	삼성전기심천유한공사	100.0
Samsung Electronic Philippine Manufacturing Corp.	Batino Realty Corp.	39.8
Samsung Electronica Da Amazonia LTDA.	Samsung Electronics Argentina S.A.	2.0
Samsung Electronics (UK) Ltd.(구SEPLC)	Samsung Semiconductor Europe Limited	100.0
Samsung Electronics (UK) Ltd.(구SEPLC)	Samsung Telecoms (UK) Ltd.	100.0
Samsung Electronics America Inc.	Samsung Information Systems America Inc.	100.0
Samsung Electronics America Inc.	Samsung International Inc.	100.0
Samsung Electronics America Inc.	Samsung Receivables Corporation	17.2
Samsung Electronics America Inc.	Samsung Semiconductor Inc.	100.0
Samsung Electronics America Inc.	Samsung Telecommunications America Limited Liability Company	100.0
Samsung Electronics Asia Holding Pte Ltd	Samsung Electronics Vietnam Company Ltd.	100.0
Samsung Electronics Asia Holding Pte Ltd	Samsung Telecommunications Japan Co.	100.0
Samsung Electronics Asia Holding Pte Ltd	Samsung Telecommunications Malaysia	100.0
Samsung Electronics Benelux B.V.	Samsung Electronica Da Amazonia LTDA.	23.7
Samsung Electronics Benelux B.V.	Samsung Electronics Baltics	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Kazakhstan	100.0
Samsung Electronics Benelux B.V.	SAMSUNG ELECTRONICS KZ AND CENTRAL ASIA LLP	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics LCD Slovakia s.r.o.	100.0

출자회사명	피출자회사명	지분율
Samsung Electronics Benelux B.V.	Samsung Electronics Levant Co.,Ltd	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Romania LLC	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Rus	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Ukraine	100.0
Samsung Electronics Benelux B.V.	Samsung Electronics Ukraine Company	100.0
Samsung Electronics Benelux B.V.	Samsung Semiconductor Israel R&D Center,LTD.	100.0
Samsung Electronics Display (M) SDN.OMD.(HSD)	Tianjin Samsung Electronics Display Co., Ltd.	15.2
Samsung Electronics Holding GmbH	Samsung Electronics GmbH	100.0
Samsung Electronics Holding GmbH	Samsung Semiconductor Europe GmbH	100.0
Samsung Electronics Hong Kong Co., Ltd.	eSamsung Greater China Co., Ltd.	11.3
Samsung Electronics Hong Kong Co., Ltd.	Samsung Electronics ShenZhen Co.Ltd	100.0
Samsung Electronics Hungarian RT.	Samsung Electronics Slovakia s.r.o	44.3
Samsung Electronics Latin America Panama (Zona Libre) S.A.	Samsung Electronica Columbia	100.0
Samsung Electronics Latin America Panama (Zona Libre) S.A.	Samsung Electronics Latino America Miami, Inc.	100.0
Samsung Engineering & Construction(M) SDN.BHD.	SS KUKDONG JASATERA J/V	70.0
Samsung Engineering India Private Ltd.	Samsung Saudi Arabia Ltd.	5.0
Samsung France S.A.S.	Comptoir Des Produits Inoxydables S.A.S.	12.5
Samsung International Inc.	Samsung Mexicana S.A. De C.V.	100.0
Samsung Japan Co., Ltd.	eSamsung Japan Corporation.	16.6
Samsung SDI (Hong Kong) Ltd.	Samsung SDI Brasil Ltda.	14.5
Samsung SDI (Hong Kong) Ltd.	Shanghai Samsung Electronic Devices Co., Ltd	60.3
Samsung SDI (Hong Kong) Ltd.	Shenzhen Samsung SDI Co., Ltd.	80.0
Samsung SDI (Hong Kong) Ltd.	Tianjin Samsung SDI Co., Ltd.	80.0
Samsung SDI (Malaysia) SDN. BHD.	Samsung Corning Malaysia SDN. BHD.	30.0
Samsung SDI (Malaysia) SDN. BHD.	Samsung SDI (Hong Kong) Ltd.	5.3
Samsung SDI (Malaysia) SDN. BHD.	Samsung SDI Brasil Ltda.	0.2
Samsung SDI America, Inc.	Samsung SDI Brasil Ltda.	40.4
Samsung SDI America, Inc.	Samsung SDI Mexico S.A. de C.V.	100.0
Samsung SDI Germany GmbH.	Samsung SDI (Hong Kong) Ltd.	0.4
Samsung SDI Germany GmbH.	Samsung SDI Brasil Ltda.	40.8
Samsung SDI Germany GmbH.	Samsung SDIG Real Estate Gmbh	100.0
Samsung SDS America, Inc.	SAMSUNG SDS LATIN AMERICA SOLUCOES EM TECNOLOGIA LTDA	0.6
Samsung SDS America, Inc.	Samsung SDS Mexico, S.A. DE C.V.	99.0
Samsung Semiconductor Europe GmbH	Samsung Semiconductor France S.A.R.L	100.0
Samsung Semiconductor Europe GmbH	Samsung Semiconductor Italia S.R.L	100.0
Samsung Semiconductor Europe GmbH	Samsung Semiconductor sweden AB	100.0
Samsung Semiconductor Inc.	Samsung Austin Semiconductor LLC.	100.0
Samsung Semiconductor Inc.	Samsung Receivables Corporation	60.6
Samsung Singapore Pte.Ltd.	Poscore(M)SDN.BHD	30.0
Samsung Singapore Pte.Ltd.	SSJ VINA LLC.	29.0
Samsung Telecommunications America Limited Liability Company	Samsung Receivables Corporation	22.2
Samsung Thai Engineering Co., Ltd.	SAMSUNG CHEMICAL(THAILAND) CO., LTD	25.5
Samsung Thai Engineering Co., Ltd.	Samsung Engineering (Thailand) Co., Ltd.	67.0
Starex Compounding America Inc.	STARCOM MEXICO	99.0
Suzhou Samsung Electronics Co., Ltd	Samsung Suzhou Electronics Export Co.,Ltd	100.0

※ 단위는 %, 기준일은 2009년 9월말, 보통주 기준임.

다. 관련법령상의 규제내용 등

· " 독점규제 및 공정거래에 관한 법률" 上 상호출자제한기업집단 등

① 지정시기 : 2009年 4월 1일

② 규제내용 요약

- 상호출자의 금지
- 계열사 채무보증 금지
- 금융· 보험사의 계열사 의결권 제한
- 대규모 내부거래의 이사회 의결 및 공시 등
- 비상장사 중요사항 공시
- 기업집단현황 등에 관한 공시

라. 타법인출자 현황

'09년 3분기말 현재 당사의 타법인 출자금액은 장부가 기준 25조 6,888억이며, 사업관련 등으로 출자하였습니다.

[2009. 9. 30 현재] (단위 : 천주, 백만원, %)

구분	계정과목		법인명 또는 종목명	출자 목적	기초잔액			증가(감소) 내역		기말잔액			최근 사업연도 재무현황		비 고
					수량	지분율	장부가액	수량	취득(처분) 가액	수량	지분율	장부가액	총자산	당기 순손익	
국내	매도가능증권	상장	삼성SDI㈜	경영참가 등	9,283	19.68	874,079	0	86,516	9,283	19.68	960,595	5,977,519	38,874	
		"	삼성전기㈜	경영참가 등	17,693	22.80	445,244	0	59,044	17,693	22.80	504,288	3,194,434	48,080	
		비상장	삼성광주전자㈜	사업관련	38,516	94.25	682,670	0	41,584	38,516	94.25	724,254	910,335	6,833	
		상장	삼성카드㈜	경영참가 등	43,393	35.29	1,455,485	0	210,327	43,393	35.29	1,665,812	14,433,635	297,913	
		"	삼성테크윈㈜	경영참가 등	19,604	25.46	272,833	-6,077	2,831	13,527	25.46	275,664	2,390,100	73,623	주식분할
		"	삼성디지털이미징㈜	경영참가 등	0	0.00	0	6,077	40,991	6,077	25.46	40,991	0	0	주식분할
		비상장	스테코㈜	사업관련	2,448	51.00	32,724	0	1,383	2,448	51.00	34,107	81,095	1,519	
		"	세메스㈜	사업관련	1,277	63.87	-24,829	0	2,783	1,277	63.87	-22,046	254,680	22,808	
		"	서울통신기술㈜	사업관련	3,933	35.74	56,129	0	3,553	3,933	35.73	59,682	257,160	22,213	
		"	삼성경제연구소㈜	경영참가 등	3.576	29.80	24,942	0	-5,294	3,576	29.80	19,648	111,930	42	
		"	삼성에스디에스㈜	경영참가 등	11,978	21.27	223,376	0	43,569	11,978	21.27	266,945	1,796,987	232,968	
		"	삼성네트웍스㈜	경영참가 등	23,956	23.07	68,007	0	10,380	23,956	23.07	78,387	458,167	56,956	
		"	삼성라이온즈㈜	경영참가 등	55	27.50	-102	0	1,177	55	27.50	1,075	59,399	-374	
		"	세크론㈜	사업관련	405	50.63	198	0	2,429	405	50.63	2,627	66,422	-5,532	
		"	삼성전자서비스㈜	사업관련	6,000	83.33	48,121	0	1,828	6,000	83.33	49,949	206,550	2,269	
		"	엠이엠씨코리아㈜)	사업관련	3,440	20.00	35,286	0	-3,240	3,440	20.00	32,046	205,758	14,879	
		"	삼성코닝정밀유리	경영참가 등	7,512	42.54	1,771,209	0	624,815	7,512	42.54	2,396,024	4,946,350	1,828,627	
		"	삼성탈레스㈜	경영참가 등	13,500	50.00	146,956	0	9,770	13,500	50.00	156,726	558,973	37,851	
		"	리빙프라자㈜	사업관련	767	100.00	117,523	0	-10,813	767	100.00	106,710	225,727	-6,475	
		"	삼성전자로지텍㈜	사업관련	1,011	100.00	46,669	0	6,730	1,011	100.00	53,399	134,579	6,894	
		"	에스엘시디(주)	사업관련	350,000	50.00	1,792,110	40,000	208,250	390,000	50.00	2,000,360	5,104,313	205,463	유상증자
		"	보광 1호 부품	사업관련		50.00	10,395	0	-7,017	0	0.00	3,378	21,075	650	원금회수

구분	계정과목		법인명 또는 종목명	출자 목적	기초잔액			증가(감소) 내역		기말잔액			최근 사업연도 재무현황		비 고
					수량	지분율	장부가액	수량	취득(처분) 가액	수량	지분율	장부가액	총자산	당기 순손익	
		"	삼성모바일디스플레이	경영참가 등	0	0.00	0	20,000	722,441	20,000	50.00	722,441	0	0	신규출자
		"	삼성엘이디(주)	경영참가 등	0	0.00	0	2,000	180,975	2,000	50.00	180,975	0	0	신규출자
		"	SVIC 4호 투자조합	사업관련	1	65.67	102,093	0	-19,877	1	65.67	82,216	156,724	-2,172	원금회수
		"	SVIC 6호 투자조합	사업관련	0	99.00	29,813	0	-1,452	0	99.00	28,361	30,685	-3,597	
		"	SVIC 7호 투자조합	사업관련	0	99.00	14,368	0	7	0	99.00	14,375	14,612	-885	
		"	SVIC 14호 투자조합	사업관련	0	0.00	0	0	36,468	0	99.00	36,468	0	0	신규출자
		상장	삼성중공업㈜	경영참가 등	40,676	17.61	919,269	0	122,027	40,676	17.61	1,041,296	26,084,118	627,343	
		"	삼성정밀화학㈜	경영참가 등	2,165	8.39	83,243	0	34,098	2,165	8.39	117,341	943,976	85,289	
		"	호텔신라㈜	경영참가 등	2,005	5.01	25,761	0	8,921	2,005	5.01	34,682	1,132,643	24,943	
		"	제일기획㈜	경영참가 등	120	2.61	23,390	0	11,456	120	2.61	34,846	982,137	87,467	
		비상장	삼성석유화학㈜	경영참가 등	514	12.96	8,040	0	0	514	12.96	8,040	510,347	19,333	
		"	삼성종합화학㈜	경영참가 등	1,914	3.91	19,143	0	0	1,914	3.91	19,143	869,320	11,214	
		"	기협기술금융㈜ (舊기협파이낸스(주))	사업관련	1,000	17.24	5,000	0	0	1,000	17.24	5,000	63,104	48	
		"	부산신항만㈜	사업관련	1,135	1.15	5,677	0	0	1,135	1.15	5,677	925,898	-115,559	
		"	한국경제신문㈜	경영참가 등	72	0.39	365	0	0	72	0.39	365	190,642	2,958	
		"	부룩스 오토메이션 아시아㈜	사업관련	219	19.00	368	0	0	219	19.00	368	7,473	-120	
		"	삼성벤처투자㈜	사업관련	980	16.33	4,900	0	0	980	16.33	4,900	44,394	2,372	
		"	블루버드소프트㈜	사업관련	140	17.00	2,441	0	0	140	22.51	2,441	25,069	2,642	
		"	㈜아이마켓코리아	사업관련	380	14.10	1,900	0	0	380	14.10	1,900	271,208	13,266	
		"	㈜싸이버뱅크	사업관련	1,083	7.46	0	0	0	1,083	7.46	0	0	0	
		"	한국디지털위성방송	사업관련	600	0.71	3,000	0	0	600	0.71	3,000	503,507	21,698	
		"	화인칩스	사업관련	2	4.76	10	0	0	2	4.76	10	1,586	356	
		"	월드사이버게임즈㈜ (舊ICM)	사업관련	450	45.00	0	0	0	450	45.00	0	3,483	-1,026	
		"	TU미디어(주)	사업관련	3,015	5.62	15,076	0	0	3,015	5.62	15,076	296,257	-38,207	
		"	이트로닉스(주)	사업관련	0	0.00	0	0	0	0	0.00	0	167,049	-2,857	
		"	용평리조트(주)	사업관련	400	1.05	1,869	0	0	400	1.05	1,869	904,194	2,515	
		"	삼보컴퓨터(주)	사업관련	1	0.00	0	0	0	1	0.00	0	239,880	2,911	
		"	삼성전자축구단(주)	사업관련	400	100.00	2,000	0	0	400	100.00	2,000	4,542	-9	
해외	매도가능증권	비상장	SECA	해외거점확보		100.00	90,922	0	6,691		100.00	97,613	230,588	11,140	
		"	SEA	해외거점확보	481	100.00	3,621,057	0	-122,823	481	100.00	3,498,234	6,957,013	-43,698	
		"	SELA	해외거점확보	40	100.00	86,962	0	-6,804	40	100.00	80,158	218,796	7,327	
		"	SEM	해외거점확보	1,400	100.00	53,838	370	18,682	1,770	100.00	72,520	487,172	-18,483	유상증자
		"	SEASA	해외거점확보	21,854	98.00	6,779	0	-157	21,854	98.00	6,622	22,002	849	
		"	SEDA	해외거점확보		100.00	312,367	0	118,174		76.33	430,541	1,062,511	112,919	
		"	CMLA LLC	사업관련		25.00	4,115	0	593		25.00	4,708	16,554	11,424	
		"	SESA	해외거점확보	8,021	100.00	142,091	0	11,772	8,021	100.00	153,863	587,130	1,777	
		"	SENA	해외거점확보	1,000	100.00	69,372	0	35,345	1,000	100.00	104,717	281,117	9,936	
		"	SEH	해외거점확보	753	100.00	650,157	0	213,303	753	100.00	863,460	1,022,227	-5,503	
		"	SEP	해외거점확보	1,751	100.00	37,616	0	-867	1,751	100.00	36,749	108,367	2,622	
		"	SEF	해외거점확보	2,700	100.00	234,115	0	3,243	2,700	100.00	237,358	1,126,769	32,139	
		"	SEUK	해외거점확보	109,546	100.00	433,202	0	74,265	109,546	100.00	507,467	1,363,174	89,248	
		"	SEHG	해외거점확보		100.00	354,846	0	43,042		100.00	397,888	663,197	68,864	
		"	SEAG	해외거점확보		100.00	32,162	0	1,985		100.00	34,147	117,759	4,439	
		"	SEI	해외거점확보	677	100.00	143,181	0	6,716	677	100.00	149,897	861,750	16,252	
		"	SEBN	해외거점확보	2,260	100.00	337,453	3,533	127,619	5,793	100.00	465,072	600,232	25,735	유상증자
		"	SELS	해외거점확보	1,306	100.00	24,288	0	38,898	1,306	100.00	63,186	1,204,241	8,117	
		"	SEPOL	해외거점확보	106	100.00	78,267	0	16,833	106	100.00	95,100	449,503	18,614	

구분	계정과목	법인명 또는 종목명	출자 목적	기초잔액			증가(감소) 내역		기말잔액			최근 사업연도 재무현황		비 고
				수량	지분율	장부가액	수량	취득(처분) 가액	수량	지분율	장부가액	총자산	당기 순손익	
	"	SSA	해외거점확보	2,000	100.00	32,622	0	-8,601	2,000	100.00	24,021	230,951	3,275	
	"	SESK	해외거점확보		55.69	263,767	0	132,109		55.69	395,876	1,268,442	-55,560	
	"	SEEH	해외거점확보		0.00	0	0	4,214		100.00	4,214	0	0	신규출자
	"	SELSK	해외거점확보		0.00	11	0	1		0.00	12	394,962	1,311	
	"	SEO	해외거점확보		100.00	-10,043	0	-30,959		100.00	-41,002	413,141	-22,030	
	"	SRSC	해외거점확보		100.00	8,211	0	6,662		100.00	14,873	24,414	378	
	"	SERC	해외거점확보		100.00	87,028	0	72,929		100.00	159,957	967,295	-30,839	유상증자
	"	SERK	해외거점확보		100.00	111,504	0	42,470		100.00	153,974	482,007	-16,163	유상증자
	"	SEAU	해외거점확보	53,200	100.00	111,964	0	-25,240	53,200	100.00	86,724	263,106	15,468	
	"	SEMA	해외거점확보	16,247	100.00	153,602	0	25,330	16,247	100.00	178,932	202,053	28,201	
	"	SGE	해외거점확보		100.00	32,798	0	-13,517		100.00	19,281	147,934	-3,510	
	"	SEIN	해외거점확보	46	99.99	118,909	0	13,156	46	99.99	132,065	434,670	-23,407	
	"	SDMA	해외거점확보	71,400	75.00	244,382	0	134,438	71,400	75.00	378,820	433,790	40,345	
	"	SIEL	해외거점확보	216,787	100.00	75,264	0	60,512	216,787	100.00	135,776	547,679	-11,347	
	"	SAPL	해외거점확보	42,911	70.00	301,166	0	-33,168	42,911	70.00	267,998	863,868	36,194	
	"	SAVINA	해외거점확보		80.00	34,449	0	16,306		80.00	50,755	102,984	10,027	
	"	TSE	해외거점확보	11,020	91.83	279,163	0	57,580	11,020	91.83	336,743	550,531	89,797	
	"	STE	해외거점확보		49.00	4,474	0	-405		49.00	4,069	53,096	540	
	"	SEPHIL	해외거점확보	9,876	100.00	78,919	0	26,388	9,876	100.00	105,307	166,349	11,601	
	"	SISO	해외거점확보	17	100.00	31,787	0	3,500	17	100.00	35,287	64,638	9,646	
	"	SME	해외거점확보	17,100	100.00	7,644	0	-16,134	17,100	100.00	-8,490	408,121	2,842	
	"	SEAH	해외거점확보		100.00	344,540	0	-47,200		100.00	297,340	383,917	-34,536	유상증자
	"	SEHK	해외거점확보	274,250	100.00	79,033	0	25,951	274,250	100.00	104,984	743,718	4,047	
	"	SET	해외거점확보	27,270	100.00	112,949	0	4,130	27,270	100.00	117,079	828,314	20,332	
	"	SESS	해외거점확보		100.00	483,923	0	-7,958		100.00	475,965	608,222	39,126	
	"	SCIC	해외거점확보		100.00	511,641	0	137,488		100.00	649,129	1,427,098	5,286	
	"	SEHZ	해외거점확보		89.46	255,535	0	218,196		89.46	473,731	882,750	76,885	
	"	TSED	해외거점확보		54.67	29,331	0	23,948		54.67	53,279	429,667	17,941	
	"	SSEC	해외거점확보		78.19	130,551	0	23,671		78.19	154,222	629,780	-2,892	
	"	TSEC	해외거점확보		81.07	104,486	0	-9,853		81.07	94,633	303,693	41,073	
	"	SST	해외거점확보		90.00	65,319	0	25,415		90.00	90,734	363,993	37,275	
	"	TSTC	해외거점확보		90.00	490,041	0	202,763		90.00	692,804	964,951	52,787	
	"	SSTC	해외거점확보		49.00	-1,186	0	6,294		100.00	5,108	29,892	-15,209	
	"	SSKMT	해외거점확보		60.00	102,196	0	6,644		60.00	108,840	391,238	14,208	
	"	SESL	해외거점확보		100.00	313,397	0	5,695		100.00	319,092	493,427	30,373	
	"	SESC	해외거점확보		87.60	34,028	0	52,656		87.60	86,684	446,028	-26,182	
	"	SSS	해외거점확보		100.00	19,189	0	4,133		100.00	23,322	260,336	7,281	
	"	SEHF	해외거점확보		100.00	85,088	0	16,183		100.00	101,271	95,625	22,365	
	"	SSCR	해외거점확보		100.00	9,332	0	91		100.00	9,423	13,133	700	
	"	SJC	해외거점확보	795	50.96	211,370	0	-770	795	50.96	210,600	2,010,663	45,526	
	"	SYRI	해외거점확보	122	100.00	92,582	0	-4,612	122	100.00	87,970	183,584	2,380	
	"	TSST Japan	해외거점확보		49.03	11,137	0	6,820		49.03	17,957	240,279	-18,762	
	"	SCT	해외거점확보	5	67.00	135	0	-135	5	67.00	0	0	0	청산
	"	SDIB	사업관련	586	0.08	0	0	0	586	0.08	0	89,027	-7,907	
	"	Semiconductor Portal	사업관련		1.21	10	0	0		1.21	10	3,812	-19	
	"	SECH	사업관련		99.99	597	0	0		99.99	597	3,785	492	
	"	MTLD Top Domain Ltd.	사업관련	600	5.00	754	0	0	600	5.00	754	23,743	-984	
	"	INPHI	사업관련	2,732	6.40	4,171	0	0	2,732	6.40	4,171	27,406	-1,845	

구분	계정과목	법인명 또는 종목명	출자 목적	기초잔액			증가(감소) 내역		기말잔액			최근 사업연도 재무현황		비 고
				수량	지분율	장부가액	수량	취득(처분) 가액	수량	지분율	장부가액	총자산	당기 순손익	
	"	FTS	사업관련	80	28.60	320	0	0	80	28.60	320	3,514	327	
	"	SETK	해외거점확보		100.00	926	0	0		100.00	926	10,048	2,591	
합 계						21,518,558		4,170,290			25,688,848			

※ 취득(처분)가액은 지분법 및 감액 평가 등 금전의 수수를 수반하지 않는 증가/감소를 포함함

VII. 주주에 관한 사항

1. 최대주주 및 그 특수관계인의 주식소유 현황

다음은 기초와 3분기말 현재 최대주주 및 그 특수관계인의 소유주식 변동내역입니다

(기준일 : 2009년 9월 30일 현재) (단위 : 주, %)

성 명	관 계	주식의 종류	소유주식수(지분율)				변동 원인
			기 초		분 기 말		
			주식수	지분율	주식수	지분율	
이건희	본인	보통주	4,985,464	3.38	4,985,464	3.38	
		우선주	12,398	0.05	12,398	0.05	
삼성물산	특수관계인	보통주	5,917,362	4.02	5,917,362	4.02	
삼성복지재단	특수관계인	보통주	89,683	0.06	89,683	0.06	
삼성문화재단	특수관계인	보통주	37,615	0.03	37,615	0.03	
홍라희	특수관계인	보통주	1,083,072	0.74	1,083,072	0.74	
이재용	특수관계인	보통주	840,403	0.57	840,403	0.57	
삼성생명	특수관계인	보통주	10,622,814	7.21	10,622,814	7.21	
삼성생명	특수관계인	우선주	879	0.00	879	0.00	
삼성생명 (특별계정)	특수관계인	보통주	420,345	0.29	388,558	0.26	장내매매
		우선주	86,895	0.38	26,509	0.12	장내매매
삼성화재	특수관계인	보통주	1,856,370	1.26	1,856,370	1.26	
이윤우	특수관계인	보통주	10,000	0.01	10,000	0.01	
최지성	특수관계인	보통주	-	-	16,000	0.01	신규선임
윤주화	특수관계인	보통주	-	-	16,299	0.01	신규선임 및 스톡옵션 행사
이상훈	특수관계인	보통주	-	-	2,473	0.00	신규선임
이재웅	특수관계인	보통주	50	0.00	50	0.00	
Goran S. Malm	특수관계인	보통주	744	0.00	750	0.00	장내매수
최도석	-	보통주	11,151	0.01	-	-	임기만료
계		보통주	25,875,073	17.57	25,866,913	17.56	
		우선주	100,172	0.44	39,786	0.17	
		합 계	25,975,245	15.27	25,906,699	15.23	

2009년 9월 30일 현재 삼성전자의 최대주주 및 그 특수관계인은 총 15.23%를 보유하고 있습니다.

[최대주주 관련 사항]

○ 최대주주 : 이건희

○ 학력 : 와세다대학교 상과대학 (1965)

조지워싱턴대학교 경영대학원 (1966)

○ 경력(최근 5년간) : 삼성전자 대표이사 회장 (1998.4 ~ 2008.4)

전국경제인연합회 부회장 (1987 ~)

국제올림픽위원회 위원 (1996 ~)

2. 주식의 분포현황

최근 주주명부 폐쇄일인 2009. 6.30일 현재 최대주주를 제외하고 5%이상 의결권 있는 주식을 보유하고 있는 주주는 다음과 같습니다.

(단위 : 주, %)

성명(명칭)	보통주		우선주		소계	
	주식수	지분율	주식수	지분율	주식수	지분율
Citibank N.A	9,046,468	6.14	3,346,722	14.66	12,393,190	7.28
삼성생명	11,010,871	7.48	43,916	0.19	11,054,787	6.50
합 계	20,057,339	13.62	3,390,638	14.85	23,447,977	13.78

※ 최근 주주명부폐쇄일인 '09.6.30日字 기준임.

※ 삼성생명 보유주식수 및 지분율은 특별계정 포함 기준임.

3. 소액주주현황

[2009년 6월 30일 현재]

(단위 : 명, 주, %)

구 분	주 주		보유주식		비 고
	주주수	비 율	주식수	비 율	
소액주주	129,493	99.96	97,426,743	57.27	발행주식 총수의 100분의 1에 미달하는 주식을 보유한 주주
전 체	129,540	100.00	170,132,764	100.00	

※ 최근 주주명부폐쇄일인 '09.6.30日字 기준임.

4. 주식사무

정관상 신주인수권의 내용	1. 본 회사가 발행할 신주의 주주인수에 관하여는 제 8조 제6항에서 정하는 바에 따라 그 소유주식수에 비례하여 신주를 배정하며, 주주가 신주인수권을 포기 또는 상실하거나 신주 배정시 단수주가 발생 하였을 경우에는 이사회 결의에 따라 이를 처리한다. 2. 제1항의 규정에도 불구하고 다음 각 호의 경우에는 주주외의 자에게 신주를 배정할 수 있다. ① 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 신주를 모집하거나 인수인에게 인수하게 하는 경우 ② 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 우리사주조합원에게 신주를 우선배정하는 경우 ③ 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 주식예탁증서(DR) 발행에 따라 신주를 발행하는 경우 ④ 제11조의 3에 의하여 일반공모증자 방식으로 신주를 발행하는 경우 ⑤ 제11조의 4에 의하여 주식매수선택권의 행사로 인하여 신주를 발행하는 경우 ⑥ 긴급한 자금의 조달을 위하여 국내외 금융기관 또는 기술도입 등을 필요로 그 제휴회사에게 이사회 결의로 회사의 보통주식 또는 우선주식을 발행주식 총수의 100분의 30을 초과하지 않는 범위내에서 신주를 발행하는 경우. 다만, 이 경우 신주의 발행가격은 증권거래법시행령 제 84조의 5의 규정에서 정하는 가격 이상으로 한다. ☞(주) 제 8조 6항 본 회사가 유상증자, 무상증자, 주식배당을 실시하는 경우, 보통주식에 대하여는 보통주식을, 우선주식에 대하여는 동일한 조건의 우선주식을 각 그 소유주식 비율에 따라 발행하는 것을 원칙으로 한다. 다만, 회사는 필요에 따라서 유상증자나 주식배당시 한가지 종류의 주식만을 발행할 수도 있으며 이 경우 모든 주주는 그 발행되는 주식에 대하여 배정 또는 배당을 받을 권리를 갖는다. ☞ (주) 제11조의3 (일반공모증자) 1.본 회사는 발행주식총수의 100분의 30을 초과하지 않는 범위내에서 증권거래법 제189조의 3의 규정에서 정하는 방법에 따라 이사회의 결의로 일반공모증자방식에 의하여 신주를 발행할 수 있다. 2.일반공모증자방식에 의하여 신주를 발행하는 경우에는 발행할 주식의 종류와 수 및 발행가격 등은 이사회의 결의로써 정한다. 다만,이 경우 신주의 발행가격은 증권거래법시행령 제84조의 5의 규정에서 정하는 가격 이상으로 한다. ☞ (주) 제11조의4 (주식매수선택권) 1. 본 회사는 임· 직원(증권거래법 제189조의4 제1항에서 규정하는 관계회사의 임· 직원을 포함한다. 이하 이 조에서 같다)에게 증권거래법이 허용하는 한도내에서 증권거래법 제189조의4의 규정에 의한 주식매수선택권을 주주총회의 특별결의로 부여할 수 있다. 다만, 관계법령이 정하는 한도까지

	임 · 직원(본 회사의 이사를 제외한다)에게 이사회 결의로써 주식매수선택권을 부여할 수 있다. 2. 주식매수선택권을 부여받을 자는 회사의 설립· 경영· 해외영업 또는 기술혁신 등에 기여하거나 기여할 수 있는 임· 직원으로하되 관계법령에서 주식매수선택권을 부여받을 수 없는 자로 규정한 임· 직원은 제외한다. 3. 주식매수선택권의 행사로 교부할 주식(주식매수선택권의 행사가격과 시가와의 차액을 현금 또는 자기주식으로 교부하는 경우에는 그 차액의 산정기준이 되는 주식을 말한다) 은 기명식 보통주식 또는 기명식 우선주식으로 한다. 4. 주식매수선택권의 행사로 교부할 수 있는 주식의 총수는 관계법령에서 허용하는 한도까지로 한다. 5. 주식매수선택권은 이를 부여하는 주주총회 또는 이사회의 결의일로부터 2년이 경과한 날로부터 8년이내에서 각 해당 주주총회 또는 해당 이사회의 결의로 정하는 행사만료일까지 행사할 수 있다. 단, 이 경우 주식매수선택권을 부여받은 자는 관계법령이 정하는 경우를 제외하고는 본문의 규정에 의한 결의일로부터 2년 이상 재임 또는 재직하여야 이를 행사할 수 있다. 6. 주식매수선택권의 내용, 행사가격 등 주식매수선택권의 조건은 관계법령 및 정관이 정하는 바에 따라 주주총회의 특별결의 또는 이사회 결의로 정하되, 관계법령 및 정관에서 주주총회 또는 이사회의 결의사항으로 규정하지 않은 사항은 이사회 또는 이사회로부터 위임받은 위원회에서 결정할 수 있다. 7. 다음 각호의 1에 해당하는 경우에는 이사회의 결의로 주식매수선택권의 부여를 취소할 수 있다. 1. 임· 직원이 주식매수선택권을 부여받은 후 임의로 퇴임하거나 퇴직한 경우 2. 임· 직원이 고의 또는 과실로 회사에 중대한 손해를 초래하게 한 경우 3. 기타 주식매수선택권 부여계약에서 정한 취소 사유가 발생한 경우		
결 산 일	12월 31일	정기주주총회	매 사업년도 종료후 3월 이내
주주명부폐쇄기간			1월 1일부터 1개월 間
주권의 종류	1,5,10,50,100,500,1000,10000(8종)		
명의개서대리인	한국예탁결제원(T:3774-3000): 서울시 영등포구 여의도동 34-6번지		
주주의 특전	없음	공고게재신문	중앙일보

5. 주가 및 주식거래실적

가. 국내증권시장

(단위 : 원, 주)

종 류			'09.4월	5월	6월	7월	8월	9월
보통주	주가	최 고	627,000	582,000	598,000	724,000	783,000	825,000
		최 저	557,000	535,000	552,000	601,000	693,000	764,000
		평 균	588,273	559,105	574,364	663,870	736,190	793,273
	거래량	최고(일)	918,606	1,162,246	912,977	933,996	638,457	896,503
		최저(일)	330,345	401,741	270,129	227,103	291,574	272,955
		월 간	12,609	11,173	11,004	10,687	9,577	10,218
우선주	주가	최 고	363,000	383,500	390,000	464,500	492,000	498,500
		최 저	307,500	332,000	351,000	390,000	446,500	464,500
		평 균	330,341	355,316	371,273	430,196	464,833	483,727
	거래량	최고(일)	129,279	76,287	46,559	72,638	53,654	72,802
		최저(일)	21,792	14,979	9,969	8,721	10,315	15,843
		월 간	1,235	925	580	794	689	806

※ 월간 거래량은 천주 단위임

나. 해외증권시장

[증권거래소명 : 런던 증권거래소(보통주)] (단위 : $, 원, DR)

종 류			'09.4월	5월	6월	7월	8월	9월
보통주	주가	최 고	232.50	232.25	239.00	297.75	313.00	345.75
		(₩환산)	313,410	290,196	299,467	369,061	390,687	416,905
		최 저	207.50	212.75	218.00	234.50	278.50	305.00
		(₩환산)	286,246	270,065	268,838	297,604	344,699	381,189
		평 균	220.05	223.59	228.30	263.12	295.69	324.93
	거래량	최고(일)	99,412	205,882	145,586	142,618	71,143	123,697
		최저(일)	6,785	17,767	7,104	4,801	8,845	5,504
		월 간	1,018	1,098	1,110	989	540	943

※ 월간 거래량은 천DR 단위임

※ 원화 환산 주가는 거래일 종가 원/달러 환율 기준, 원주 1주당 2DR

[증권거래소명 : 룩셈부르크 증권거래소(우선주)] (단위 : $, 원, DR)

종 류			'09.4월	5월	6월	7월	8월	9월
우선주	주가	최 고	133.25	153.00	151.25	187.00	195.00	211.00
		(₩환산)	179,621	190,852	190,545	231,974	243,399	250,816
		최 저	113.25	127.25	138.50	151.00	173.75	187.00
		(₩환산)	156,228	161,926	173,264	191,634	214,581	233,170
		평 균	122.16	140.09	145.92	169.65	186.10	198.64
	거래량	최고(일)	91,638	31,082	65,156	14,529	24,803	18,818
		최저(일)	162	312	200	250	300	100
		월 간	291	107	247	85	104	82

※ 월간 거래량은 천DR 단위임

※ 원화 환산 주가는 거래일 종가 원/달러 환율 기준, 원주 1주당 2DR

VIII. 임원 및 직원 등에 관한 사항

1. 임원 및 직원의 현황

가. 등기임원

[기준일: 2009. 9.30] [단위 : 주]

직 명	성 명	생년월일	주요경력	담당업무	소유주식수		선임일 (임기)
					보통주	우선주	
대표이사 (상근)	이윤우	'46.06.26	삼성전자 대표이사 부회장	전사 경영전반 총괄 겸)DS부문 경영전반 총괄	10,000	0	'09.03.13 (임기 3년)
사내이사 (상근)	최지성	'51.02.02	삼성전자 정보통신총괄 사장	DMC부문 경영전반 총괄	16,000	0	'09.03.13 (임기 3년)
사내이사 (상근)	윤주화	'53.02.26	삼성전자 경영지원총괄 경영지원팀장	전사 감사 업무 총괄	16,299	0	'09.03.13 (임기 3년)
사내이사 (상근)	이상훈	'55.06.15	삼성 전략기획실 전략지원팀	전사 사업전략 업무 총괄	2,473	0	'09.03.13 (임기 3년)
사외이사 (비상근)	이갑현	'43.08.18	한국외환은행장	전사 경영전반에 대한 업무	0	0	'07.02.28 (임기 3년)
사외이사 (비상근)	윤동민	'45.04.04	법무부 보호국 국장	전사 경영전반에 대한 업무	0	0	'09.03.13 (임기 3년)
사외이사 (비상근)	이재웅	'42.05.02	성균관대학교 부총장	전사 경영전반에 대한 업무	50	0	'09.03.13 (임기 3년)
사외이사 (비상근)	요란맘	'47.03.14	GE Asia-Pacific 사장 GE Senior VP	전사 경영전반에 대한 업무	750	0	'07.02.28 (임기 3년)
사외이사 (비상근)	박오수	'52.12.24	서울대학교 경영대학 학장	전사 경영전반에 대한 업무	0	0	'09.03.13 (임기 3년)

※ 이윤우 대표이사 선임일은 '09.3.16일임

나. 타회사 임원겸직 현황

겸 직 자		겸 직 회 사	
성 명	직 위	회사명	직 위
이윤우	대표이사 부회장	에스엘시디 주식회사	이 사

다. 미등기임원

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
사장	이상완	19500322	종합기술원장	LCD총괄	연세대(碩士)
사장	권오현	19521015	반도체사업담당	반도체총괄	Stanford Univ.(博士)
사장	이창렬	19491009	일본본사장	일본본사장	한양대
사장	박근희	19531019	중국본사장	중국본사장	청주대

직 위	성 명	생년월일	담당업무	약 력	학 력
사장	최지훈	19570915	디지털프린팅사업부장	보좌역	George Washington Univ.(碩士)
사장	장원기	19550202	LCD사업부장	HD LCD사업부장	연세대(碩士)
사장	윤부근	19530206	영상디스플레이사업부장	영상디스플레이 개발팀장	한양대
사장	김현종	19590927	해외법무담당		Columbia Univ.(博士)
사장	임형규	19530204	신사업팀장	종합기술원장	Univ. of Florida(博士)
사장	양해경	19480316	구주전략본부 담당임원	구주전략본부장	고려대
부사장	조수인	19570113	메모리사업부장	메모리제조센터장	아주대(碩士)
부사장	최광해	19560109	보좌역	전략지원팀장	서울대
부사장	우남성	19530107	System LSI사업부장	System LSI SOC개발실장	Univ. of Maryland, Coll. Park(博士)
부사장	최진균	19490328	생활가전사업부장	스토리지사업부장	중앙대
부사장	김운섭	19521001	네트워크사업부장	정보통신 경영지원실장	경북대(碩士)
부사장대우	김상균	19580708	법무실 담당임원	법무실 담당임원	서울대
부사장	신종균	19560116	무선사업부장	무선 개발실장	광운대
부사장	이호수	19521215	Media Solution센터장	소프트웨어연구소장	Northwestern Univ.(博士)
부사장	전동수	19580801	메모리 전략마케팅팀장	디지털AV사업부장	경북대(碩士)
부사장	정현량	19531002	안식년	일본본사 담당임원	성균관대
부사장	고영범	19580815	SAS법인장	SAS 담당임원	Osaka Univ.(博士)
부사장	최창식	19540106	System LSI Foundry센터장	System LSI제조센터장	North Carolina State Univ.(博士)
부사장	최창수	19501020	북미총괄	무선 전략마케팅팀장	인하대
부사장	방인배	19540116	한국총괄 담당임원	국내영업 B2B영업팀장	고려대
부사장	정유성	19561225	경영전략팀장	인사지원팀장	한양대
부사장	이인용	19570308	커뮤니케이션팀장	홍보팀장	서울대
부사장	신상흥	19521110	구주총괄	영상전략마케팅팀장	경북대
부사장	김종중	19560707	업무지원실장	전략지원팀 담당임원	고려대
전무대우	권기섭	19600620	법무팀장	법무팀 담당임원	Quinnipiac Coll.(博士)
전무	김준	19580222	경영전략팀 담당임원	회장실 담당임원	고려대
전무	김필영	19580521	네트워크 Internet Infra사업팀장	네트워크 Internet Infra사업팀 담당임원	경북대
전무	박하철	19620904	LCD 전략마케팅팀장	HD LCD마케팅팀장	Stanford Univ.(碩士)
전무대우	성열우	19590207	법무실 담당임원	법무실 담당임원	서울대
전무대우	윤지홍	19541107	디자인전략팀장	무선 전략마케팅팀 담당임원	한양대(碩士)
전무	이종석	19630426	글로벌마케팅실장	보좌역	Cornell Univ.(碩士)
전무	장형옥	19530720	천안· 탕정단지장	국내영업 담당임원	연세대
전무대우	강기중	19640518	법무실 담당임원	법무실 담당임원	New York Univ.(碩士)
전무	김광현	19550822	System LSI 전략마케팅팀장	System LSI ASIC개발팀장	Virginia Tech(博士)
전무	김봉영	19570120	감사팀 담당임원	경영컨설팅실장	한양대
전무대우	김상우	19611010	해외법무팀장	법무팀 담당임원	Columbia Univ.(碩士)
전무대우	김수목	19640518	법무실 담당임원	법무실 담당임원	서울대
전무	김종호	19570620	무선 Global제조센터장	무선 Global제조팀장	숭실대
전무	김태한	19571110	신사업팀 담당임원	신사업팀 담당임원	Univ. of Texas, Austin(博士)
전무	남성우	19570224	컴퓨터사업부장	경영혁신팀장	서강대
전무	박용환	19560201	디지털프린팅 전략마케팅팀장	메모리 전략마케팅팀 담당임원	홍익대(碩士)
전무	유두영	19540510	중남미총괄	SEI법인장	한국외국어대
전무	이선종	19580524	경영지원팀장	재경팀 담당임원	고려대(碩士)
전무	하윤호	19541016	동남아총괄	디스플레이전략마케팅팀장	한국외국어대
전무	홍창완	19581130	영상디스플레이 PDP일류화T/F장	영상디스플레이 개발팀장	서울대
전무	공정택	19590303	DS 지적재산팀장	반도체 지적재산팀장	Duke Univ.(博士)
전무	김명국	19531001	LCD 자재구매팀장	AMLCD 구매팀장	숭실대
전무	김성식	19550722	TTSEC/TSED법인장	TSEC법인장	인하대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
전무	김재권	19550826	무선 Global구매팀장	영상디스플레이 구매팀장	한국외국어대
전무	김철교	19580825	생산기술연구소장	생산기술혁신팀장	연세대(碩士)
전무	노기학	19570225	중국 HHP Div.장	무선 중국휴대폰부문장	영남대
전무	배병률	19551205	DMC 인사팀 담당임원	미래전략그룹장	숭실대
전무	변정우	19561228	스토리지사업부장	메모리제조센터장	경북대
전무	이돈주	19561013	무선 전략마케팅팀장	CIS총괄	Columbia Univ.(碩士)
전무	이재용	19680623	담당임원	COO	Harvard Univ.(博士)수료
전무	이택근	19550728	LCD 제조팀장	HD LCD제조팀장	홍익대
전무대우	이현동	19651003	법무실 담당임원	법무실 담당임원	서울대
전무	정현호	19600306	무선 지원팀장	전략지원팀 담당임원	Harvard Univ.(碩士)
전무	최병석	19580128	DS 지원팀장	LCD 지원팀장	경북대
전무	고양진	19560111	중국본사 담당임원	경협북경사무소장	경희대
전무	김양규	19550513	영상전략마케팅팀장	무선 전략마케팅팀 담당임원	Insa De Lyon (碩士)
전무	김영식	19581003	생활가전 지원팀장	해외지원팀장	고려대
전무	김헌성	19550802	SET법인장	Mobile LCD마케팅팀장	서울대
전무	문강호	19560208	공조솔루션사업팀장	SEHZ법인장	성균관대
전무	박두의	19560128	일본본사 담당임원	디지털미디어 전략팀장	연세대
전무	박상범	19570627	CS환경센터장	CS경영센터장	성균관대
전무	박상탁	19560505	종합기술원 연구개발혁신센터장	종합기술원 연구전략팀장	한양대
전무	신정수	19540724	서남아총괄	생활가전 전략마케팅팀장	한국외국어대
전무	심수옥	19620130	영상전략마케팅팀 담당임원	GMO 브랜드전략팀장	이화여대
전무대우	안승호	19590701	종합기술원 IP전략팀장	LCD 차세대연구소 담당임원	Santa Clara Univ.(博士)
전무	안재근	19570815	SSS법인장	반도체 인사팀장	동국대
전무대우	엄대현	19660315	법무실 담당임원	법무실 담당임원	한양대
전무	이건종	19570118	LCD 제조팀 담당임원	HD LCD사업부 담당임원	건국대(博士)
전무	이승구	19560316	중국본사 담당임원	디지털프린팅 지원팀장	숭실대
전무	최시돈	19590123	Test&Package센터장	Device Packaging센터장	경북대(碩士)
전무	최신형	19601115	경영전략팀 담당임원	전략지원팀 담당임원	부산대
전무	허혼	19531119	LCD Module센터장	경영혁신팀 담당임원	영남대
전무대우	강선명	19631220	법무실 담당임원	법무실 담당임원	고려대
전무	길영준	19561208	종합기술원 CTO전략팀장	종합기술원 기술기획팀장	한국과학기술원(博士)
전무	김준식	19580228	DMC 홍보팀장	업무지원실 담당임원	고려대
전무	박동건	19590218	메모리제조센터장	메모리 DRAM PA팀장	Univ. of California, Berkeley(博士)
전무	박재순	19600806	한국총괄	SEA DCE Div.장	성균관대
전무	박제승	19551002	생활가전 전략마케팅팀장	생활가전 전략마케팅팀 담당임원	연세대
전무	배경태	19580310	중아총괄	SEPOL법인장	동국대
전무	백남육	19571010	한국총괄 전략유통영업팀장	국내영업 마케팅팀장	성균관대(碩士)
전무	서병삼	19570603	SSEC법인장	조리기기사업팀장	아주대
전무	손대일	19561221	STA법인장	통신 경영지원실 담당임원	MIT(碩士)
전무	연제훈	19580314	경영전략팀 담당임원	인사지원팀 담당임원	홍익대
전무	이석명	19570424	중국본사 담당임원	중국본사 담당임원	마산상고
전무	이선용	19580205	Infra지원센터장	System LSI FAB팀장	광운대
전무	이효종	19560802	네트워크 전략마케팅팀장	네트워크 전략마케팅팀 담당임원	한양대(碩士)
전무	전용배	19620815	경영전략팀 담당임원	전략지원팀 담당임원	서울대(碩士)
전무	조남성	19590714	메모리 마케팅팀장	일본본사 담당임원	한국과학기술원(碩士)
전무	조현탁	19590107	네트워크영업팀장	네트워크영업팀 담당부장	경북대
전무	조홍식	19570322	무선 전략마케팅팀 담당임원	무선 상품기획팀 담당임원	숭실대
전무	홍완훈	19591114	SSI법인장	메모리 마케팅팀장	인하대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무대우	김윤근	19640718	중국본사 담당임원	법무실 담당임원	서울대
상무대우	신명훈	19650119	법무실 담당임원	법무실 담당임원	경희대(碩士)
상무대우	안덕호	19680728	법무실 담당임원	법무실 담당임원	서울대
상무	김상현	19610302	DS 기획팀장	반도체 기획팀장	한양대
상무	도인록	19570618	VSS사업팀장	디지털AV Solution사업팀장	아주대(碩士)
상무	고동진	19610326	무선 개발관리팀장	무선 상품기획팀 담당임원	Univ. of Sussex(碩士)
상무	김영수	19560519	전략T/F장	DMC 홍보팀 담당임원	Univ. of Hartford(碩士)
상무대우	김재현	19550605	해외법무팀 담당임원	법무팀 담당임원	New York Univ.(碩士)
상무	김종산	19551209	LCD Infra지원팀장	반도체 Infra기획팀장	전남대
상무	김지승	19610227	디지털프린팅 지원팀장	정보통신 지원팀장	고려대
상무	남병규	19590320	DMC 지원팀 담당임원	수원지원 지원팀장	홍익대(碩士)
상무	데이빗 스틸	19660924	북미 마케팅팀장	북미 마케팅팀 담당임원	MIT(博士)
상무	박경정	19580601	Global ERP T/F장	Global ERP T/F 담당임원	영남대
상무	박명경	19610709	교육파견	회장실 담당임원	경희호텔전문대
상무	박명동	19590617	무선 전략마케팅팀 담당임원	무선 해외영업팀장	인하대
상무	박종환	19611217	생활가전 키친솔루션사업팀장	생활가전 지원팀 담당임원	연세대(碩士)
상무	방상원	19580618	DMC 기획팀 담당임원	일본본사 담당임원	한양대
상무	배창섭	19580807	LCD 지원팀 담당임원	LCD 지원팀장	Univ. of Illinois, Urbana-Champaign(碩士)
상무	심상배	19550318	한국총괄 전속유통영업팀장	국내영업 MD사업팀장	단국대
상무	옥경석	19580409	메모리 지원팀장	반도체 지원팀장	홍익대(碩士)
상무	원기찬	19600227	DMC 인사팀장	디지털미디어 인사팀장	성균관대
상무대우	이기옥	19670210	법무실 담당임원	법무실 담당임원	성균관대(碩士)
상무	전광호	19540630	경영지원팀 담당임원	재경팀 담당임원	성균관대
상무	조병학	19600814	System LSI 영업팀장	System LSI 기획팀장	서강대
상무	허상훈	19590819	LCD 품질보증팀장	무선 Global CS팀장	부산대
상무	고창범	19540523	DMC 경영혁신팀장	SEA ADC장	성균관대
상무	김정환	19580127	SESA법인장	GMO 마케팅전략팀장	한국외국어대
상무	김종인	19581010	무선 상품전략팀 담당임원	무선 전략마케팅팀 담당임원	경북대
상무	김진안	19560519	SEKZ법인장	국내영업 IT B2B영업팀 담당임원	Universite Laval(碩士)
상무	김학설	19581012	요코하마연구소 담당임원	요코하마연구소 담당임원	아주대(碩士)
상무	김홍식	19550410	중국 경영지원팀장	컴퓨터시스템 지원팀장	청주대
상무	민영성	19570313	북미 경영지원팀장	비데오 지원팀장	성균관대
상무	박종갑	19601225	한국총괄 B2B영업팀장	국내영업 B2B영업팀 담당임원	전북대
상무	박종서	19570505	일본본사 담당임원	시스템가전 구매팀장	건국대
상무	서치원	19570405	CIS총괄	중아총괄	연세대
상무	연제찬	19541204	생활가전 전략마케팅팀 담당임원	SEUC법인장	경희대
상무	우형래	19560308	네트워크 Internet Infra사업팀 담당임원	Moscow 통신지점장	연세대
상무	윤승철	19580305	SEIN-P법인장	기술총괄 지원팀장	경북대
상무	이강의	19590315	종합기술원 지원팀장	디지털프린팅 지원팀장	중앙대
상무	이선우	19590602	SEG법인장	SET법인장	Univ. of Warwick(碩士)
상무	이영우	19590118	무선 전략마케팅팀 담당임원	메모리 영업팀장	중앙대
상무	이영호	19590914	감사팀 담당임원	SDI 멕시코법인장	고려대(碩士)
상무	이재경	19580215	System LSI FAB팀장	메모리 EDS팀장	경북대
상무	이태협	19600511	무선 전략마케팅팀 담당임원	인력개발원 담당임원	State Univ. of New York, Stony Brook(碩士)
상무	전성호	19590717	영상전략마케팅팀 담당임원	영상전략마케팅팀 담당임원	홍익대
상무	전우헌	19581124	구미지원센터장	무선 인사팀장	경북대(碩士)
상무	정민형	19610119	DMC연구소 기술전략팀장	디지털미디어연구소 기술전략팀장	서울대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무	정재륜	19590306	SESS법인장	System LSI 영업팀장	경북대
상무	조성래	19570426	상생협력실장	구매전략팀장 직무대행	경희대
상무	조용덕	19590306	LCD 전략마케팅팀 담당임원	LCD 기획팀장	Columbia Univ.(博士)
상무	지완구	19580208	LCD 경영혁신팀장	경영혁신팀 담당임원	국민대
상무	최동욱	19570827	LCD 광에너지사업팀장	종합기술원 Emerging센터 담당임원	아주대(碩士)
상무	최승하	19590312	LCD 자재구매팀 담당임원	반도체 구매팀 담당임원	연세대(碩士)
상무	최우수	19570914	DS 인사팀장	인사팀 담당임원	동국대
상무	강경훈	19640809	인사팀 담당임원	인사지원팀 담당임원	경찰대
상무	김경조	19600320	경영전략팀 담당임원	LCD 전략마케팅팀 담당임원	고려대(碩士)
상무	김명수	19611123	DMC 지원팀장	경영지원팀 담당임원	부산대
상무	김병구	19560905	IRO	디지털프린팅 지원팀 담당부장	성균관대(碩士)
상무	김석필	19600911	SEF법인장	SEUK SET Div.장	Ecole des Hautes Etudes Commerciales(碩士)
상무	김영하	19540403	중국 CE Div.장	중국 마케팅팀장	서울대
상무	김학응	19590821	CIS 경영지원팀장	시스템가전 지원팀 담당임원	성균관대
상무	김행일	19570720	DMC 제조기술센터 담당임원	SDMA법인장	광운대
상무	김혁철	19570101	TSTC법인장	무선 제품기술팀장	경남대
상무	김형도	19621117	DMC 기획팀 경영기획그룹장	경영컨설팅실 담당임원	한양대
상무	김희석	19601025	TP센터 TP기술팀장	DP센터 DP기술팀장	조선대
상무대우	노시영	19560418	경영지원팀 담당임원	인사팀 담당임원	동아대
상무	박기언	19591102	System LSI 영업팀 담당임원	SAPL 반도체Div.장	성균관대
상무	박병대	19590214	SIEL-S 담당임원	무선 전략마케팅팀 담당임원	한국외국어대
상무대우	박승건	19570720	DMC연구소 IPS팀장	통신연구소 지적재산그룹장	서울대
상무	반상조	19580730	경영지원팀 담당임원	DMC 지원팀 담당임원	경남상고
상무	변상권	19570909	OMS운영팀장	OMS Global운영팀장	영남대(碩士)
상무	서덕건	19580717	TSE-P법인장	SEMA법인장	인하대
상무	성재현	19590518	한국총괄 경영지원팀장	국내영업 경영지원팀장	성균관대
상무	소병세	19620917	메모리 품질보증실장	메모리 Flash Solution팀장	Univ. of Wisconsin, Madison(博士)
상무	송성원	19621212	사업지원팀 담당임원	전략지원팀 담당임원	건국대
상무	심상필	19581228	네트워크 기획팀장	무선 전략마케팅팀 담당임원	경희대
상무	심순선	19611029	감사팀 담당임원	감사팀 담당부장	성균관대(碩士)
상무	엄규호	19570112	컴퓨터시스템 전략마케팅팀장	SEUK 담당부장	성균관대
상무	엄영훈	19600320	북미 SEA DCE Div.장	GMO 마케팅전략팀장	한국과학기술원(碩士)
상무	왕통	19620624	북경통신연구소장	북경통신연구소장	北京郵電大
상무	윤기천	19610115	LCD사업부 담당임원	HD LCD사업부 담당임원	경북대(碩士)
상무	이경주	19590413	사업지원팀 담당임원	정보통신 기획팀장	성균관대
상무	이기웅	19600224	LCD 인사팀장	LCD 경영지원팀 담당임원	한양대
상무	이명진	19580816	DS IR팀장	IR팀 담당임원	State Univ. of New York, Buffalo
상무대우	이상주	19700922	해외법무팀 담당임원	법무팀 담당임원	Harvard Univ.(碩士)
상무	이상철	19600620	SEI법인장	SEBN법인장	인하대
상무	이용일	19600325	SECA법인장	컴퓨터시스템 Global운영팀장	MIT(碩士)
상무	이응상	19640205	LCD 품질보증팀 담당임원	LCD 개발팀 담당임원	東北大學(Tohoku Univ.)(博士)
상무	이재형	19570818	SESK법인장	TTSEC/TSED법인장	경북대
상무	이정열	19610327	LCD 기획팀장	LCD 전략팀장	한국과학기술원(碩士)
상무대우	이항우	19570319	CS환경 Global서비스팀장	SEA CS Div.장	경북대
상무	임규호	19560617	북미 전략기획팀 담당임원	SEA 담당부장	홍익대
상무	전준영	19620516	기술· 혁신T/F장	종합기술원 연구전략팀 담당임원	성균관대
상무	정규일	19570305	컴퓨터시스템 지원팀장	중국본사 담당임원	고려대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무	정금용	19620609	DMC 인사팀 담당임원	인사팀 담당임원	충남대
상무	정기환	19581008	동남아 경영지원팀장	국내영업 경영지원팀 담당임원	한양대
상무	정사진	19570415	디지털프린팅 Global운영팀장	SSDP법인장	경북대(碩士)
상무	정일진	19560517	스토리지 구매그룹장	스토리지 구매팀장	성균관대
상무	조인수	19600227	메모리 FAB팀장	System LSI FAB팀장	경북대
상무	조진호	19590428	한국총괄 애니콜영업팀장	국내영업 애니콜영업팀장	동아대
상무	주효양	19610618	중국 HHP Div. 담당임원	무선 중국휴대폰부문 담당임원	북경대(碩士)
상무	최성호	19601202	영상디스플레이 지원팀장	구주 경영지원팀장	성균관대
상무	최영준	19620211	DS 지원팀 담당임원	교육파견	부산대
상무	한기엽	19600615	메모리 FAB팀장	메모리 FAB센터 담당임원	인하대
상무	한명섭	19580225	SAMEX법인장	영상디스플레이 Global CS팀장	아주대(碩士)
상무	한민호	19600226	DMC 인사팀 담당임원	수원지원 인사팀장	중앙대
상무	한우성	19580602	메모리 기술팀장	메모리 공정개발팀 담당임원	스위스연방공과대(博士)
상무	황득규	19590606	DS 구매팀장	반도체 구매팀 담당임원	Boston Univ.(碩士)
상무	강영호	19610127	컴퓨터시스템 전략마케팅팀 담당임원	메모리 전략마케팅팀 담당임원	Univ. of South Carolina(碩士)
상무	고열진	19590414	SEA ADC장	SAMEX 담당임원	경북대(碩士)
상무	권강현	19570110	MSC 컨텐츠서비스팀장	Mobile Solution센터 모바일운영그룹장	Univ. of Illinois, Urbana-Champaign(碩士)
상무	권계현	19640701	GMO 담당임원	홍보팀 담당임원	Univ. of Edinburgh(碩士)
상무	김경헌	19610121	경협사무국 담당임원	영상디스플레이 지원팀 담당부장	Univ. of Chicago(碩士)
상무	김규출	19600418	종합기술원 해외R&D그룹장	종합기술원 연구전략팀 담당임원	성균관대
상무	김기태	19591129	메모리 영업팀 담당임원	메모리 영업팀장	전북대
상무	김병균	19630619	DMC 지원팀 담당임원	경영혁신팀 담당임원	Stanford Univ.(碩士)
상무대우	김영준	19590812	디자인연구소장	영상전략마케팅팀 수석	영남대
상무	김의탁	19580604	한국총괄 마케팅팀장	국내영업 마케팅팀 담당임원	한국외국어대
상무	김인회	19640625	일본본사 담당임원	일본본사 담당부장	한국과학기술원(碩士)
상무	김전득	19591121	SEM-P법인장	생활가전 Global제조팀장	국민대
상무	김진식	19601023	DMC 인사팀 담당임원	중남미 경영지원팀장	연세대
상무	김태룡	19590722	메모리 FAB팀장	SAS 담당임원	경북대
상무	김태성	19590809	DS 구매팀 담당임원	메모리 생산기술팀장	홍익대
상무대우	김하수	19571103	무선 제품기술팀 담당임원	메카 담당부장	창원전문대
상무	김홍기	19610717	Global ERP T/F 담당임원	경리팀 담당부장	고려대
상무	류인	19610629	SSEC 담당임원	컴퓨터시스템 지원팀장	서울대
상무	박광기	19630525	TSE-S법인장	인사팀 담당임원	Chulalongkon University(碩士)
상무	박영규	19590920	메모리 기술팀장	메모리 설비개발팀장	고려대(博士)
상무	박영욱	19630412	SSW 담당임원	반도체 기획팀 담당임원	한국과학기술원(博士)
상무	박우순	19571227	SEP법인장	무선 전략마케팅팀 담당임원	성균관대
상무	박주하	19580916	무선 전략마케팅팀 담당임원	무선 전략마케팅팀 담당부장	서울대
상무	박찬형	19591027	SELS법인장	해외지원팀 담당임원	성균관대
상무	박학규	19641110	사업지원팀 담당임원	전략지원팀 담당임원	한국과학기술원(碩士)
상무	박현종	19630226	공조솔루션사업팀 담당임원	생활가전 전략마케팅팀 담당임원	성균관대
상무	배영창	19610911	메모리 영업팀 담당임원	메모리 전략마케팅팀 담당임원	명지대
상무	서병훈	19630712	System LSI Foundry사업개발팀장	System LSI ASIC/Foundry사업개발팀장	Carnegie Mellon Univ.(博士)
상무	서영복	19590821	네트워크 Global제조팀장	네트워크 제조팀 담당부장	경북대(碩士)
상무대우	송현명	19601014	무선 기구개발팀장	무선 기구개발팀 담당임원	서울대(碩士)
상무	안동기	19600102	SELSK법인장	LCD Module센터 담당임원	아주대
상무	안중구	19570717	생활가전 전략마케팅팀 담당임원	SELA법인장	한양대
상무	안중현	19630310	메모리 기획팀장	경영기획팀 담당임원	한국과학기술원(碩士)
상무	안찬영	19600308	DS 인사팀 담당임원	인사팀 담당임원	계명대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무	유석운	19591122	일본본사 담당임원	LCD 설비구매팀장	성균관대
상무	유영복	19540609	SEV법인장	SIEL 생산Div.장	인천전문대
상무	유재영	19590215	디스플레이전략마케팅팀장	디지털카메라 Global운영팀장	성균관대
상무	은주상	19580712	디지털프린팅 전략마케팅팀 담당임원	SER 담당임원	한국외국어대
상무	이경구	19590401	네트워크 지원팀장	네트워크 지원팀 담당부장	연세대
상무	이동철	19620501	일본본사 담당임원	메모리 기술기획팀장	연세대
상무	이병식	19580415	SEHZ법인장	SSKMT법인장	경북대
상무	이석준	19621109	DMC Global지원팀 담당임원	해외지원팀 담당임원	Washington Univ. in St. Louis(博士)
상무	이수철	19630802	메모리 YE팀장	System LSI 양산기술팀장	서강대
상무	이영진	19610304	Global ERP T/F 담당임원	경영혁신팀 담당부장	한국과학기술원(博士)
상무	이용	19600525	한국총괄 담당임원	생활가전 지원팀 담당임원	중앙대
상무대우	이용태	19621104	DMC연구소 IPS팀 담당임원	디지털미디어연구소 기술전략팀 담당임원	West Virginia Univ.(博士)
상무	이정영	19640205	LCD 제조팀 담당임원	HD LCD제조팀 담당임원	한국과학기술원(博士)
상무	이준영	19590830	영상디스플레이 구매팀장	SEH-P법인장	숭실대
상무	이충로	19581011	SSA법인장	Tehran지점장	한국과학기술원(碩士)
상무	이하동	19590701	디지털프린팅 Global CS팀장	디지털프린팅 Global제조팀장	경북대
상무	임석우	19620210	신사업팀 담당임원	경영지원팀 담당임원	서울대(碩士)
상무	임선홍	19590228	SERC PM장	CIS 마케팅팀장	Univ. of Illinois, Urbana-Champaign(碩士)
상무	임종권	19580325	무선 Global구매팀 담당임원	무선 개발팀 담당부장	숭실대
상무	장성기	19600114	LCD 인사팀 담당임원	Mobile LCD 인사팀장	고려대(碩士)
상무	장유춘	19600224	생활가전 구매팀장	중국IPC장	한양대
상무	장재수	19620720	SISA법인장	통신연구소 기술기획그룹장	Syracuse Univ.(碩士)
상무	전현구	19600329	System LSI Command Center장	System LSI 품질팀장	성균관대(碩士)
상무	정현석	19611118	GMO 마케팅전략팀장	STA 담당임원	서울대(碩士)
상무	조용철	19620117	동남아 마케팅팀장	GMO 마케팅전략팀 담당임원	서강대
상무	조창규	19580619	한국총괄 전략유통영업팀 담당임원	국내영업 전략유통영업팀 담당임원	중앙대
상무	주은기	19620128	경영지원팀 담당임원	감사팀 담당임원	한국과학기술원(碩士)
상무	최규상	19581119	Infra지원센터 Facility팀 담당임원	메모리 FAB팀 담당임원	광운대
상무	한승환	19640709	경영전략팀 담당임원	인사지원팀 담당임원	서울대
상무	황주용	19580824	스토리지 지원팀장	DP센터 지원팀장	부산대
상무	강완모	19580403	SESL법인장	LCD Module팀장	아주대(碩士)
상무	김근배	19620905	DMC 홍보팀 담당임원	구주 인사팀장	서울대
상무	김문수	19630122	SEUK SET Div.장	GMO 브랜드전략팀장	고려대
상무	김유영	19581004	SEIN-S법인장	SIEL-S 담당임원	한국외국어대
상무	김재훈	19600410	SEA DIT Div.장	디스플레이전략마케팅팀 담당부장	한국외국어대
상무	김재홍	19590123	System LSI 영업팀 담당임원	System LSI 생산기획팀장	숭실대
상무	김철진	19571125	무선 전략마케팅팀 담당임원	무선 해외영업팀장	한양대(碩士)
상무	노승만	19590725	커뮤니케이션팀 담당임원	홍보팀 담당임원	경희대
상무	노희찬	19611001	감사팀 담당임원	경영지원팀 담당임원	연세대
상무	류택원	19590923	무선 제품기술팀 담당임원	무선 제품기술팀 담당부장	경북대(碩士)
상무	민정기	19591226	System LSI 사업기획그룹장	System LSI 기획그룹장	성균관대
상무	박남호	19580628	SAS 담당임원	동남아 담당부장	San Francisco State Univ.(碩士)
상무	박병은	19610609	SEDA-P(C)법인장	SEDA 담당임원	부산대
상무	박상득	19601005	CS환경 품질혁신팀장	CS경영 품질보증팀 담당임원	연세대(碩士)
상무	박상준	19600131	메모리 양산QA팀장	메모리 품질팀 담당임원	영남대
상무	박제형	19571222	SAVINA법인장	SGE법인장	경희대
상무	방용주	19561107	종합기술원 CTO전략팀 담당임원	종합기술원 기술기획팀 담당임원	연세대(碩士)
상무	송주호	19591106	무선 상품전략팀 담당임원	SEM-S법인장	한국외국어대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무	심혁재	19580607	SEPCO법인장	비디오 전략마케팅팀 담당부장	성균관대
상무	양원택	19581126	서남아 경영지원팀장	디지털프린팅 지원팀 담당부장	경북대(碩士)
상무	우종삼	19610917	DMC 홍보팀 담당임원	홍보팀 담당임원	단국대(碩士)
상무	윤두표	19610716	무선 Global CS팀 담당임원	무선 제품기술팀 담당임원	경북대
상무	윤승로	19620310	SEAU법인장	무선 상품전략팀 담당임원	서울대
상무	이경진	19591028	TP센터 제조팀장	DP센터 제조팀장	인하대
상무	이남혁	19590405	생활가전 지원팀 담당임원	일본본사 담당임원	건국대
상무	이동진	19560803	생산기술연구소 VIP센터장	CTO 개발혁신팀 담당임원	Univ. of Arizona(碩士)
상무대우	이수형	19640301	법무실 담당임원	법무실 담당임원	한양대
상무	이순영	19600517	무선 Global운영팀장	무선 Global제조팀 담당임원	성균관대
상무	이원식	19620802	무선 상품전략팀 담당임원	무선 개발기획팀장	Texas A&M-College(碩士)
상무	이위수	19580129	메모리 EDS팀장	메모리 FAB팀 담당임원	서강대
상무대우	이인정	19611023	IP법무팀 담당임원	종합기술원 IP전략팀 담당임원	Franklin Pierce(碩士)
상무	이재호	19631227	LCD 기술기획팀장	LCD 경영지원실 담당부장	서울대
상무	이종진	19610718	커뮤니케이션팀 담당임원	업무지원실 담당임원	고려대
상무	이준수	19631001	IRO	인사팀 담당임원	서울대
상무	이진중	19600721	중국 북경지사장	SEBJ법인장	성균관대
상무	이태성	19580625	디지털프린팅 전략마케팅팀 담당임원	디지털프린팅 전략마케팅팀 담당부장	숭실대
상무	이현덕	19610307	메모리 기술팀장	메모리 공정개발팀 담당임원	Univ. of Florida(博士)
상무	이홍식	19570525	중국 경영혁신팀장	중국 물류팀장	경상대
상무대우	정정규	19581120	Global ERP T/F 담당임원	경영혁신팀 담당임원	영남대
상무	조낙봉	19600102	중국 심양지사장	중국 SESY법인장	한국과학기술원(碩士)
상무	조재철	19591015	중국 CS팀장	CS경영 글로벌SVC팀 담당부장	한양대
상무	최경식	19620308	SEPOL법인장	네트워크 Internet infra사업팀 담당임원	한양대(碩士)
상무	최구연	19621021	생활가전 전략마케팅팀 담당임원	SEAU법인장	한양대
상무	최윤호	19630111	구주 경영지원팀장	경영지원팀 담당임원	성균관대
상무	한광섭	19610512	DMC 홍보팀 담당임원	교육파견	성균관대(碩士)
상무	황해진	19590509	SESC법인장	컴퓨터시스템 Global CS팀장	아주대(碩士)
상무	강성철	19590327	LCD 자재구매팀 담당임원	LCD 공정개발팀 수석	고려대(博士)
상무대우	강윤제	19680808	영상디스플레이 디자인그룹 담당임원	영상전략마케팅팀 디자인 수석	청주대
상무	권영노	19621223	감사팀 담당임원	경영컨설팅실 담당임원	성균관대
상무	권영찬	19640820	LCD Global운영팀장	LCD 마케팅팀 담당부장	한국과학기술원(碩士)
상무	김명호	19620612	메모리 전략마케팅팀 담당임원	메모리 상품기획팀 담당부장	중앙대
상무	김봉회	19571215	DS 경영혁신팀 담당임원	경영혁신팀 담당임원	성균관대
상무	김상우	19610504	컴퓨터시스템 D/T팀장	컴퓨터시스템 전략마케팅팀 담당임원	서울대
상무	김석범	19591111	SEDA-S 영업Div.장	SAMCOL법인장	인하대
상무	김세현	19620205	LCD 지원팀 담당임원	생산기술연구소 지원팀장	서울대(碩士)
상무	김완표	19620202	업무지원실 담당임원	기획홍보팀 담당임원	부산대(博士)
상무	김용관	19631218	사업지원팀 담당임원	전략지원팀 담당임원	Thunderbird(碩士)
상무	김용회	19610214	영상디스플레이 구매팀 담당임원	영상디스플레이 구매팀 담당부장	광운대
상무	김윤식	19600724	메모리 CS팀장	메모리 품질팀 담당부장	중앙대
상무	김정원	19650104	생활가전 지원팀 담당임원	전략지원팀 담당부장	서울대
상무	김창만	19621017	LCD 전략마케팅팀 담당임원	SSI 담당임원	중앙대
상무	김환	19621014	무선 기획팀장	네트워크 기획그룹장	연세대(碩士)
상무	남궁범	19640115	경영지원팀 담당임원	재경팀 담당임원	고려대
상무	박경군	19621001	무선 Global구매팀 담당임원	TSTC 담당부장	동아대
상무	박세권	19620422	한국총괄 마케팅팀 담당임원	국내영업 마케팅팀 담당임원	성균관대
상무	박영철	19620907	SEUC법인장	구주 마케팅팀장	한국과학기술원(碩士)

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무	박용기	19630427	경영전략팀 담당임원	인사지원팀 담당임원	한국과학기술원(碩士)
상무	박은수	19600706	한국총괄 B2B영업팀 담당임원	국내영업 B2B영업팀 담당임원	건국대(碩士)
상무	박인섭	19620221	LCD 전략마케팅팀 담당임원	SSS법인장	북경대(碩士)
상무	박진	19610210	공조솔루션사업팀 담당임원	영상디스플레이 구매팀 담당임원	성균관대(碩士)
상무	배경성	19630220	메모리 FAB팀 담당임원	메모리제조센터 담당임원	한양대(碩士)
상무	배하기	19600505	스토리지 제조팀장	스토리지 제조팀 담당부장	연세대(碩士)
상무	백정호	19610112	무선 제품기술팀 담당임원	감사팀 담당임원	경북대(碩士)
상무	서정훈	19630221	LCD 광에너지사업팀 담당임원	종합기술원 기술기획팀 담당임원	고려대
상무	서중채	19591225	SEA CS Div.장	동남아 CS팀장	아주대
상무	석경협	19601013	네트워크영업팀 담당임원	네트워크영업팀 담당부장	서울시립대
상무	심원환	19600222	구미지원센터 담당임원	구미지원센터 담당부장	경북대(碩士)
상무	심재석	19620817	LCD 고객기술지원팀 담당임원	HD LCD 품질보증팀장	한국과학기술원(碩士)
상무	안태혁	19621017	메모리 기술팀장	메모리 공정개발팀 담당임원	Nagoya University(博士)
상무	유성	19600806	중아 경영지원팀장	중아 담당부장	전북대
상무	윤철운	19621121	영상디스플레이 Global CS팀장	영상디스플레이 개발팀 담당부장	한국과학기술원(碩士)
상무	이경식	19641106	영상전략마케팅팀 담당임원	모니터 개발팀 담당부장	한양대
상무	이봉진	19610117	TP센터 지원팀장	DP센터 지원팀장	홍익대
상무	이상륭	19571028	무선 전략마케팅팀 담당임원	무선 해외영업팀 담당부장	서울대
상무	이용배	19611006	무선 상품전략팀 담당임원	무선 전략마케팅팀 담당임원	Rensselaer Polytechnic Inst.(RPI)(碩士)
상무	임관택	19600815	LCD 제조팀 담당임원	HD LCD제조팀 담당임원	연세대
상무	장시호	19610710	SEH-P법인장	디지털미디어 제조기술센터장	한양대
상무	전용성	19580605	중국 상해지사장	SESH법인장	건국대
상무	정수연	19610620	무선 한국제조팀장	무선 Global제조팀 담당임원	금오공대
상무	정진동	19640706	DMC Global지원팀 담당임원	해외지원팀 담당임원	영남대
상무	조광우	19580119	SIEL-P법인장	SDMA법인장	한양대
상무	조호석	19631025	무선 인사팀장	정보통신 인사팀 담당임원	영남대
상무	최영호	19630709	TSTC 담당임원	경영진단팀 담당부장	경북대
상무	하상록	19611114	System LSI FAB팀장	System LSI FAB팀 담당임원	Stevens Inst. of Tech.(博士)
상무	한순동	19621205	첨단기술연수소장	인력개발원 담당부장	경희대(博士)
상무	황동준	19600925	경영지원팀 담당임원	재경팀 담당임원	숭실대
상무	강봉용	19640104	SESS 담당임원	반도체 경영지원팀 담당부장	고려대
상무	권윤호	19591018	LCD 전략마케팅팀 담당임원	무선 Global구매팀 담당임원	고려대
상무	김강준	19610610	경영지원팀 담당임원	경영지원팀 담당부장	서강대
상무	김낙순	19600505	컴퓨터시스템 Global구매팀장	컴퓨터시스템 구매팀장	성균관대
상무	김도형	19580909	생활가전 Global운영팀장	디지털AV Global운영팀 담당부장	아주대
상무	김성현	19590525	System LSI 마케팅팀 담당임원	System LSI 전략마케팅팀 담당임원	성균관대
상무	김수봉	19601130	DS 기획팀 담당임원	반도체 기획팀 담당임원	한국과학기술원(碩士)
상무	김언수	19630205	GMO 브랜드전략팀장	GMO 브랜드전략팀 담당임원	고려대
상무	김영희	19630219	SAS 담당임원	SAS 수석	중앙대
상무	김정호	19640415	경영지원팀 담당임원	재경팀 담당임원	Emory Univ.(碩士)
상무	김진환	19591204	디스플레이전략마케팅팀 담당임원	디스플레이전략마케팅팀 담당부장	부산대
상무	명성완	19620328	SEBN법인장	VD EVO 담당부장	한국외국어대
상무	문대철	19631016	일본본사 담당임원	일본본사 담당부장	고려대
상무	박인수	19610701	LCD 자재구매팀 담당임원	LCD 자재구매팀 담당임원	한양대
상무	박정준	19620330	중국판매법인 담당임원	중국전자총괄 담당임원	홍익대
상무	박태규	19610115	중국본사 담당임원	중국본사 담당부장	서울시립대
상무	상재호	19630221	System LSI FAB팀 담당임원	System LSI FAB팀장	한양대
상무	손율락	19590824	SSI 담당임원	Mobile LCD마케팅팀 담당임원	영남대(碩士)

직 위	성 명	생년월일	담당업무	약 력	학 력
상무	송원	19630311	LCD 제조팀 담당임원	HD LCD제조팀 수석	고려대(碩士)
상무	안길업	19601118	DS 지원팀 담당임원	SEP법인장	서울대
상무	안정태	19640213	SSI 담당임원	재경팀 담당임원	Univ. of Illinois, Urbana-Champaign(碩士)
상무	양수형	19610507	한국총괄 B2B영업팀 담당임원	국내영업 솔루션사업팀 담당임원	Waseda Univ.(碩士)
상무	유정식	19600919	LCD 제조팀 담당임원	Mobile LCD제조팀 담당임원	경희대
상무	윤기홍	19600306	SME법인장	SAPL SET Div.장	한국과학기술원(碩士)
상무대우	이기학	19610825	CS환경 환경전략팀장	CS경영 제품환경팀장	성균관대(碩士)
상무	이병하	19620625	일본본사 담당임원	일본본사 담당부장	Tokyo Univ.(碩士)
상무	이봉주	19630303	메모리 인사팀장	메모리 인사팀 담당임원	한국과학기술원(碩士)
상무	이상국	19620109	중국 HHP Div. 담당임원	무선 중국휴대폰부문 담당임원	부산대
상무	이상수	19600727	SERK법인장	SAMEX 담당임원	성균관대
상무	이상헌	19601023	TP센터 제조팀장	DP센터 제조팀장	국민대
상무	이윤	19590622	SELA법인장	중남미총괄 마케팅팀장	Univ. of Washington, Seattle(碩士)
상무	이재일	19620320	종합기술원 인사팀장	기술총괄 지원팀 담당임원	광운대
상무	이철희	19601024	스토리지 전략마케팅팀장	메모리 영업팀장	한국과학기술원(碩士)
상무	이춘재	19591030	영상디스플레이 Global운영팀장	영상디스플레이 Global운영팀 담당부장	경북대
상무	장성학	19630925	무선 전략마케팅팀 담당임원	무선 개발관리팀 담당임원	아주대(碩士)
상무대우	장호식	19631013	종합기술원 IP전략팀 담당임원	IP법무팀 담당임원	Franklin Pierce Law Center(碩士)
상무	전용성	19621014	무선 전략마케팅팀 담당임원	무선 전략마케팅팀 담당부장	한국외국어대(碩士)
상무	정경진	19610419	SAMEX 담당임원	디지털미디어 지원팀 담당임원	충남대
상무	정광영	19610812	감사팀 담당임원	경영지원팀 담당임원	한양대
상무	정부석	19580108	상생협력실 담당임원	구매전략팀 담당부장	서강대
상무	정석진	19581003	한국총괄 마케팅팀 담당임원	국내영업 B2B영업팀 담당임원	중앙대
상무	정영덕	19621003	영상디스플레이 지원팀 담당임원	영상디스플레이 지원팀 담당부장	고려대
상무	정찬범	19630116	생활가전 지원팀 담당임원	SEV 담당임원	삼성전자기술대학
상무	조홍식	19610118	SAPL 반도체 Div.장	HD LCD마케팅팀 담당임원	한국외국어대
상무	진영주	19610324	SAMCOL법인장	영상디스플레이마케팅팀 담당부장	한국외국어대
상무	채창훈	19620404	경영지원팀 담당임원	경영혁신팀 담당임원	성균관대
상무	최한영	19601210	중국 성도지사장	SECD법인장	건국대(碩士)
상무	홍석현	19630203	SSI 담당임원	SSI 담당부장	건국대
상무대우	황창환	19590709	무선 상품전략팀 담당임원	무선 전략마케팅팀 담당임원	홍익대
상무	강봉구	19620205	영상전략마케팅팀 담당임원	영상전략마케팅팀 담당부장	홍익대
상무	강주성	19610728	메모리 개발QA팀장	메모리 CS팀 수석	항공대
상무	김동욱	19630926	컴퓨터시스템 Global CS팀장	컴퓨터시스템 개발팀 수석	한국과학기술원(博士)
상무	김상철	19610108	Global ERP T/F 담당임원	Global ERP T/F 담당부장	한양대(碩士)
상무	김선봉	19630824	무선 전략마케팅팀 담당임원	SGE법인장	성균관대
상무	김승구	19610610	CIS CS팀장	CIS RCS 담당부장	고려대
상무	김영일	19590513	LCD Module센터 담당임원	LCD Module센터 담당부장	국민대
상무	김재현	19621224	한국총괄 전속유통영업팀 담당임원	한국총괄 B2B영업팀 담당임원	고려대
상무	김준영	19660513	무선 상품전략팀 담당임원	무선 전략마케팅팀 담당부장	서울대
상무	박문호	19650130	감사팀 담당임원	감사팀 담당부장	성균관대
상무	박의수	19630224	LCD 제조팀 담당임원	HD LCD제조팀 수석	Univ. of Michigan, Ann Arbor(博士)
상무	박철우	19601003	디스플레이전략마케팅팀 담당임원	디스플레이전략마케팅팀 담당부장	한국과학기술원(碩士)
상무	박희홍	19610207	안식년	SEIN-S법인장	Univ. of Illinois, Chicago(碩士)
상무	서기용	19601117	무선 전략마케팅팀 담당임원	정보통신 경영지원실 담당부장	연세대(碩士)
상무	서홍범	19611016	LCD 전략마케팅팀 담당임원	일본본사 담당부장	고려대
상무	선희복	19590728	생활가전 Global CS팀장	생활가전 품질경쟁력강화T/F 담당부장	서울대
상무	신재천	19620606	구주 CS팀장	구주 ECC장	경희대(碩士)

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무	양걸	19621002	메모리 영업팀 담당임원	메모리 영업팀장	서강대(碩士)
상무	오영선	19620801	System LSI 양산기술팀장	System LSI 양산기술팀 수석	인하대
상무	오준호	19610614	SDMA법인장	영상디스플레이 Global운영팀 담당부장	한양대
상무	요한	19670919	사업지원팀 담당임원	사업지원팀 담당부장	Harvard Univ.(碩士)
상무	유근익	19580425	무선 전략마케팅팀 담당임원	무선 전략마케팅팀 담당부장	영남대
상무	유재설	19630906	영상전략마케팅팀 담당임원	영상전략마케팅팀 담당부장	서강대
상무	이승호	19630219	일본본사 담당임원	HD LCD마케팅팀 담당부장	아주대
상무	전봉주	19601122	무선 지원팀 담당임원	무선 지원팀 담당부장	경북대
상무	정준교	19650315	STA 담당임원	업무지원실 담당부장	서울대(碩士)
상무	최상래	19581120	LCD 품질보증팀 담당임원	LCD Module센터 담당임원	광운대
상무	최진원	19630509	SEM-S법인장	무선 전략마케팅팀 담당부장	한국과학기술원(碩士)
상무	최진원	19660915	경영전략팀 담당임원	경영전략팀 담당부장	서울대
상무	최철	19620522	SEHK 담당임원	SET 담당부장	청화대(碩士)
상무	추종석	19620914	SEA DCE Div. 담당임원	SEA DCE Div. 담당부장	Univ. of Missouri, Columbia(碩士)
상무	한재수	19620628	SSEG법인장	SSEL법인장	성균관대
상무	황인대	19600413	네트워크 전략마케팅팀 담당임원	네트워크 전략마케팅팀 담당부장	한국외국어대
상무	황일	19620418	중국 광주지사장	SEGZ법인장	한국과학기술원(碩士)
상무	황지호	19600724	DMC 구매팀 담당임원	싱가폴IPC장	한양대
연구위원	조병덕	19550530	DMC연구소장	통신연구소장	연세대
연구위원	김영기	19620107	DMC연구소 시스템연구팀장	통신연구소 차세대시스템연구팀장	Univ. of Southern California(博士)
연구위원	이원성	19590125	System LSI LSI개발실장	메모리연구소장	Stanford Univ.(博士)
연구위원	김기남	19580414	반도체연구소장	메모리 DRAM개발실장	Univ. of California, LA(博士)
연구위원	이원식	19560727	LCD 개발팀장	메모리 품질보증실장	Univ. of Maryland, Coll. Park(博士)
연구위원	이철환	19541113	무선 개발실장	무선 개발팀장	경북대
연구위원	정칠희	19570120	메모리 Flash개발실장	LSI개발실장	Michigan State Univ.(博士)
연구위원	김형걸	19530329	LCD 개발팀장	HD LCD DID개발팀장	Univ. of Detroit Mercy(碩士)
연구위원	김기호	19580807	종합기술원 Digital System연구소장	통신연구소 차세대시스템연구팀 담당임원	Univ. of Texas, Austin(博士)
연구위원	박승룡	19560914	종합기술원 Emerging Technology연구소장	종합기술원 Emerging센터장	한양대
연구위원	전영현	19601220	메모리 DRAM개발실장	메모리 DRAM설계팀장	한국과학기술원(博士)
연구위원	정태성	19601118	메모리 Flash Solution개발팀장	메모리 상품기획팀장	Univ. of Wisconsin, Madison(博士)
연구위원	조세제	19540723	네트워크 시스템개발팀장	네트워크 WiMAX개발팀장	경북대(碩士)
연구위원	천방훈	19570619	인도연구소장	종합기술원 Digital System연구소 담당임원	서울대
연구위원	김종민	19560513	종합기술원 FRL장	종합기술원 담당임원	New Jersey Inst. of Technologies(博士)
연구위원	김창현	19610101	메모리 상품기획팀장	메모리 ATD팀장	Univ. of Michigan, Ann Arbor(博士)
연구위원	김헌배	19601212	무선 개발팀장	무선 개발팀장	숭실대
연구위원	유인경	19530116	종합기술원 Material&Device연구소장	반도체연구소장	Virginia Tech.(博士)
연구위원	이강훈	19590517	무선 개발팀장	무선 전략마케팅팀 담당임원	경북대(碩士)
연구위원	김동환	19580130	컴퓨터시스템 개발팀장	컴퓨터시스템 Global CS팀장	아주대(碩士)
연구위원	김봉균	19590611	무선 개발팀장	무선 개발실 담당임원	성균관대(碩士)
연구위원	김창용	19591218	종합기술원 Digital System연구소 담당임원	종합기술원 담당임원	한국과학기술원(博士)
연구위원	문주태	19620620	반도체연구소 공정개발팀장	메모리 공정개발팀장	한국과학기술원(博士)
연구위원	오경석	19601001	메모리 DRAM PA팀장	메모리 차세대연구팀장	서울대(碩士)
연구위원	이배원	19600301	LCD 고객기술지원팀장	HD LCD개발팀장	한국과학기술원(碩士)
연구위원	이윤태	19600719	System LSI Image개발팀장	System LSI 상품기획팀장	한국과학기술원(博士)
연구위원	정세웅	19621010	System LSI Media개발팀장	Home Solution P/J長	Univ. of Colorado, Boulder(博士)
연구위원	최민호	19561225	디지털프린팅 C-Project T/F장	디지털프린팅 선행연구팀장	인하대
연구위원	김진자	19570103	무선 개발팀장	무선 개발실 담당임원	Loyola Marymount Univ.(碩士)
연구위원	김현석	19610123	영상디스플레이 개발팀장	영상디스플레이 개발팀 담당임원	Portland State Univ.(碩士)

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
연구위원	어길수	19590216	DMC연구소 Convergence Solution팀장	DMC연구소 S/W Solution팀장	한국과학기술원(博士)
연구위원	최재구	19590515	무선 개발팀장	무선 개발실 담당임원	경북대(碩士)
연구위원	서동일	19611117	메모리 Flash PE팀장	메모리 DRAM PE팀장	연세대
연구위원	이용희	19620207	System LSI C&M개발팀장	System LSI Image개발팀장	North Carolina State Univ.(博士)
연구위원	권도헌	19621122	무선 개발팀 담당임원	유럽연구소장	호주 아들레이드대(博士)
연구위원	박노열	19590209	스토리지 개발팀장	스토리지 개발팀 담당임원	연세대(碩士)
연구위원	강호규	19610929	System LSI LSI PA팀장	System LSI TD팀장	Stanford Univ.(博士)
연구위원	김경호	19610203	DMC연구소 SoC Platform팀 담당임원	DMC연구소 모뎀연구팀장	한국과학기술원(博士)
연구위원	박동수	19620604	네트워크 시스템개발팀 담당임원	네트워크 WiMAX개발팀 담당임원	한국과학기술원(博士)
연구위원	박병하	19600405	System LSI MSC설계팀장	System LSI RF개발팀장	Georgia Inst. of Tech.(博士)
연구위원	박용종	19580901	생활가전 개발팀 담당임원	생활가전 냉기개발팀장	Universitat Karlsruhe(博士)
연구위원	박용직	19570621	메모리 DRAM PA팀 담당임원	메모리 차세대연구팀 담당임원	한국과학기술원(博士)
연구위원	윤백	19600518	공조솔루션사업팀 담당임원	생활가전 개발팀 담당임원	Univ. of California, LA(博士)
연구위원	윤원주	19620214	네트워크 시스템개발팀 담당임원	W-CDMA개발팀장	경북대
연구위원	이도준	19601018	System LSI Channel개발팀장	System LSI SOC연구소 담당임원	Univ. of Hawaii(博士)
연구위원	정광영	19590820	디지털프린팅 개발팀장	디지털프린팅 개발팀 담당임원	경북대(碩士)
연구위원	조승환	19621003	무선 개발팀 담당임원	무선 개발실 담당임원	한양대(碩士)
연구위원	김경현	19610828	LCD 개발팀 담당임원	LCD기술센터 담당임원	Tokyo Institute of Tech(博士)
연구위원	김석기	19621115	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	한양대
연구위원	김세현	19600224	종합기술원 연구개발혁신센터 담당임원	CTO 개발혁신팀장	부산대(碩士)
연구위원	박상규	19600421	무선 개발팀 담당임원	무선 개발팀 수석	한양대
연구위원	박재찬	19560919	종합기술원 Emerging Technology연구소 담당임원	종합기술원 Emerging센터 담당임원	Princeton Univ.(博士)
연구위원	성학경	19601121	생산기술연구소 금형기술센터장	생산기술연구소 기반기술팀장	Tokyo Institute of Tech(博士)
연구위원	유문현	19590411	반도체연구소 CAE팀장	메모리 CAE팀장	인하대
연구위원	이석선	19590327	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	서강대
연구위원	이종식	19611001	메모리 DRAM PE팀장	메모리 Flash PE팀장	인하대
연구위원	정우인	19610315	종합기술원 Material&Device연구소 담당임원	메모리 공정개발팀 담당임원	한국과학기술원(博士)
연구위원	정은승	19600822	System LSI TD팀장	System LSI PA팀장	Univ. of Texas, Arlington(博士)
연구위원	정태홍	19610908	영상디스플레이 DTV선행개발T/F 담당임원	영상디스플레이 개발팀 담당임원	한양대
연구위원	조재문	19610817	DMC연구소 SoC Platform팀 담당임원	DMC연구소 N/W Solution팀장	한국과학기술원(博士)
연구위원	최광수	19600118	LCD 개발팀 담당임원	Mobile LCD 제품기술그룹장	東京工業大(博士)
연구위원	최승철	19631202	무선 개발팀 담당임원	무선 개발팀 수석	경희대
연구위원	최인권	19600101	네트워크 시스템개발팀 담당임원	네트워크 시스템개발팀 수석	서울시립대
연구위원	최정혁	19620308	메모리 Nand PA팀장	메모리 Flash PA팀장	인하대
연구위원	강도영	19600521	생산기술연구소 장비기술연구팀 담당임원	메카 장비개발팀장	경북대(碩士)
연구위원	김경섭	19640103	LCD 전략마케팅팀 담당임원	LCD기술센터 담당임원	한양대(碩士)
연구위원	김시열	19631125	LCD 공정개발그룹장	LCD기술센터 담당임원	한국과학기술원(博士)
연구위원	김용근	19591215	디지털프린팅 개발팀 담당임원	디지털프린팅 선행연구팀장	서울대(碩士)
연구위원	김용제	19620415	DMC연구소 M/M연구팀장	디지털미디어연구소 M/M Processing팀장	아주대(碩士)
연구위원	김태수	19590513	컴퓨터시스템 개발팀 담당임원	컴퓨터시스템 개발팀 수석	한국과학기술원(碩士)
연구위원	김희덕	19630113	무선 개발팀 담당임원	무선 개발실 수석	광운대(碩士)
연구위원	윤성흥	19600705	무선 개발팀 담당임원	무선 개발실 수석	광운대
연구위원	이상대	19571223	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 담당임원	Univ. of Minnesota, Twin Cities(碩士)
연구위원	이효건	19620119	영상디스플레이 개발팀 담당임원	IT Solution팀 수석	한국과학기술원(博士)
연구위원	장인식	19590328	LCD 개발팀 담당임원	HD LCD개발팀 담당임원	한양대
연구위원	진교영	19620826	반도체연구소 담당임원	메모리 차세대연구팀 담당임원	서울대(博士)
연구위원	최규명	19590911	System LSI Design Technology팀장	System LSI CAE팀장	Univ. of Pittsburgh(博士)

직 위	성 명	생년월일	담당업무	약 력	학 력
연구위원	최영규	19610329	무선 개발실 담당임원	MP3사업팀장	서울대(碩士)
연구위원	한백희	19581118	영상디스플레이 개발팀 담당임원	DTV개발팀 수석	경희대
연구위원	김동우	19620210	무선 개발팀 담당임원	무선 개발팀 수석	경남대
연구위원	김병환	19581227	무선 개발팀장	무선 개발팀 담당임원	고려대
연구위원	김상학	19630122	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	아주대
연구위원	김옥현	19600406	무선 개발팀 담당임원	무선 개발팀 수석	Univ. of Alabama, Hunstsville(博士)
연구위원	김태식	19581013	DMC연구소 S/W Platform팀 담당임원	통신연구소 S/W센터 담당임원	한국과학기술원(碩士)
연구위원	김형근	19570826	생활가전 개발팀 담당임원	생활가전 세탁기개발팀 담당임원	한국과학기술원(碩士)
연구위원	박길재	19660420	무선 개발팀 담당임원	무선 개발팀 수석	연세대(碩士)
연구위원	박진혁	19620220	LCD 개발팀 담당임원	HD LCD개발팀 담당임원	인하대
연구위원	박희원	19581201	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 수석	Ruhr Universitaet(博士)
연구위원	신재경	19630131	메모리 Flash Solution개발팀 담당임원	메모리 MCP팀장	서울대(碩士)
연구위원	오수열	19600714	네트워크 시스템개발팀 담당임원	네트워크 WiMAX개발팀 담당임원	아주대
연구위원	이석근	19630108	무선 개발팀장	무선 개발팀 담당임원	경북대
연구위원	이창섭	19591218	디지털프린팅 개발팀 담당임원	디지털프린팅 개발팀 수석	연세대(碩士)
연구위원	임영호	19630904	메모리 Flash설계팀장	메모리 SRAM/NVM개발실 수석	경북대
연구위원	장용성	19630912	무선 개발실 담당임원	무선 개발팀 수석	연세대(博士)
연구위원	장태석	19630420	LCD 개발팀 담당임원	LCD기술센터 담당임원	Univ. of Michigan, Ann Arbor(博士)
연구위원	장혁	19621206	종합기술원 Emerging Technology연구소 담당임원	종합기술원 Emerging센터 담당임원	Univ. of Utah(博士)
연구위원	정홍식	19620527	메모리 DRAM PA팀 담당임원	메모리 PRAM개발팀 담당임원	연세대(博士)
연구위원	조중연	19630517	무선 개발팀 담당임원	무선 개발팀 수석	서울시립대
연구위원	조한구	19580905	반도체연구소 Photomask팀장	메모리 Photomask팀장	Univ. of Arizona(博士)
연구위원	최주선	19630521	메모리 DRAM설계팀 담당임원	메모리 DRAM팀장	한국과학기술원(博士)
연구위원	최형	19611024	DMC연구소 ECO Solution팀 담당임원	DMC연구소 S&P Solution팀 담당임원	연세대(博士)
연구위원	황은섭	19621105	무선 개발팀 담당임원	무선 개발팀 수석	경북대(碩士)
연구위원	강사윤	19610124	System LSI Package개발팀장	System LSI IPT팀장	Univ. of Colorado, Boulder(博士)
연구위원	강창진	19610826	반도체연구소 공정개발팀 담당임원	메모리 공정개발팀 담당임원	한국과학기술원(博士)
연구위원	구영철	19590101	무선 개발팀 담당임원	컴퓨터시스템 개발팀 수석	Univ. of Detroit Mercy(碩士)
연구위원	김순진	19600222	무선 개발팀 담당임원	무선 개발팀 수석	경북대(碩士)
연구위원	노태문	19680903	무선 개발팀 담당임원	무선 개발팀 수석	포항공대(博士)
연구위원	문제명	19600211	공조솔루션사업팀 담당임원	생활가전 개발팀 담당임원	홍익대
연구위원	박윤동	19601101	반도체연구소 담당임원	종합기술원 담당임원	Univ. of Southern California(博士)
연구위원	박재홍	19650108	System LSI Media개발팀 담당임원	System LSI DVD개발 수석	Univ. of Texas, Austin(博士)
연구위원	오영남	19621001	DMC연구소 인도S/W센터장	SIEL 담당부장	서강대(碩士)
연구위원	윤성표	19620902	DMC연구소 S/W Platform팀 담당임원	통신연구소 S/W센터 담당임원	부산대
연구위원	장덕현	19640213	메모리 Flash Solution개발팀 담당임원	System LSI C&M개발팀 담당임원	Univ. of Florida(博士)
연구위원	장동훈	19600902	DMC연구소 Module Solution팀장	통신연구소 차세대기술팀 담당임원	한국과학기술원(博士)
연구위원	전재호	19630405	DMC연구소 시스템연구팀 담당임원	통신연구소 차세대시스템연구팀 담당임원	한국과학기술원(博士)
연구위원	정태경	19631005	TP센터 Package개발팀장	메모리 Package선행연구팀장	한국과학기술원(博士)
연구위원	최정연	19630716	생산기술연구소 기반기술팀장	생산기술연구소 기반기술팀 담당임원	Imperial Coll. of Science and Tech.(博士)
연구위원	최치영	19600903	System LSI 제품기술팀장	System LSI 제품기술팀 담당부장	연세대(碩士)
연구위원	한종희	19620315	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	인하대
연구위원	강승구	19630827	네트워크 시스템개발팀 담당임원	네트워크 WiMAX개발팀 담당임원	한양대
연구위원	고정완	19600925	DMC연구소 IPS팀 담당임원	디지털미디어연구소 기술전략팀 담당임원	부산대
연구위원	공항식	19630201	LCD 공정개발그룹 담당임원	LCD기술센터 담당임원	한국과학기술원(博士)
연구위원	김길연	19630719	메모리 Flash Solution개발팀 담당임원	메모리 Flash Solution팀 담당임원	인하대
연구위원	김은진	19611120	디지털프린팅 C-Project T/F 담당임원	디지털프린팅 C-Project T/F 수석	항공대(碩士)

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
연구위원	김재욱	19620830	무선 개발팀 담당임원	무선 개발실 담당임원	전북대(碩士)
연구위원	김지연	19611223	SAIT-China Lab장	중국연구소장	한국과학기술원(博士)
연구위원	김진석	19610725	스토리지 개발팀 담당임원	스토리지 개발팀 수석	항공대
연구위원	김학도	19621103	영상디스플레이 개발팀 담당임원	영상디스플레이 HP개발팀 담당임원	삼성전자기술대학
연구위원	노형문	19630104	무선 개발기획팀장	무선 개발실 담당임원	경북대
연구위원	박영수	19641224	종합기술원 Material&Device연구소 담당임원	종합기술원 수석	한국과학기술원(博士)
연구위원	박윤상	19630602	DMC연구소 SoC Platform팀 담당임원	DMC연구소 모뎀연구팀 담당임원	State Univ. of New York, Stony Brook(博士)
연구위원	박재선	19600728	무선 개발팀 담당임원	무선 개발실 담당임원	단국대(碩士)
연구위원	박찬훈	19620418	반도체연구소 공정개발팀 담당임원	메모리 FAB팀 담당임원	電氣通信大學(博士)
연구위원	백상훈	19580522	공조솔루션사업팀 담당임원	생활가전 개발팀 담당임원	인하대
연구위원	양원석	19630613	메모리 DRAM PA팀 담당임원	메모리 차세대연구팀 담당임원	Duke Univ.(博士)
연구위원	용석균	19621001	종합기술원 개발혁신팀 담당임원	CTO 개발혁신팀 담당임원	한양대
연구위원	이상윤	19661020	종합기술원 Material&Device연구소 담당임원	종합기술원 수석	Stanford Univ.(博士)
연구위원	이재승	19600706	생활가전 개발팀 담당임원	생활가전 개발팀 수석	고려대(碩士)
연구위원	이준희	19621209	메모리 상품기획팀 담당임원	메모리 Module개발팀장	홍익대
연구위원	이태희	19630526	영상디스플레이 개발팀 담당임원	영상디스플레이 HP개발팀 담당임원	영남대(碩士)
연구위원	장창원	19641101	무선 개발팀 담당임원	무선 개발팀 수석	경북대(碩士)
연구위원	정진수	19590521	네트워크 시스템개발팀 담당임원	네트워크 시스템개발팀 수석	경북대
연구위원	조원모	19630305	디지털프린팅 개발팀 담당임원	디지털프린팅 개발팀 수석	한양대(碩士)
연구위원	조현우	19641210	System LSI Digital IP개발팀장	System LSI Image개발팀 담당임원	Univ. of Colorado, Boulder(博士)
연구위원	채주락	19640804	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	경북대
연구위원	최돈철	19610418	디지털프린팅 개발팀 담당임원	디지털프린팅 선행연구팀 수석	성균관대(碩士)
연구위원	최진호	19640315	무선 개발팀 담당임원	무선 개발팀 수석	한양대
연구위원	경계현	19630305	메모리 Flash설계팀 담당임원	메모리 DRAM설계팀 담당임원	서울대(博士)
연구위원	김경준	19650201	무선 개발팀 담당임원	무선 개발팀 수석	한양대
연구위원	김기철	19610929	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 수석	한국과학기술원(碩士)
연구위원	김준태	19630128	무선 개발팀 담당임원	무선 개발팀 수석	한국과학기술원(博士)
연구위원	도영수	19650930	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	연세대
연구위원	문승환	19650315	LCD 개발팀 담당임원	LCD기술센터 수석	연세대(碩士)
연구위원	문용석	19630816	유럽연구소장	무선 개발팀 수석	Univ. of Minnesota, Twin Cities(博士)
연구위원	민장식	19631122	무선 개발팀 담당임원	무선 개발팀 수석	중앙대
연구위원	박원주	19620916	DMC연구소 S/W Platform팀 담당임원	디지털미디어연구소 S/W Solution팀 수석	인하대
연구위원	박진호	19641010	LCD 개발팀 담당임원	HD LCD개발팀 수석	아주대(碩士)
연구위원	송두헌	19640130	메모리 Nand PA팀 담당임원	메모리 DRAM PA팀 수석	서울대(博士)
연구위원	안영준	19600120	무선 개발실 담당임원	무선 개발실 수석	경북대
연구위원	오윤제	19620830	DMC연구소 Convergence Solution팀 담당임원	DMC연구소 단말연구팀 담당임원	Rensselaer Polytechnic Inst.(博士)
연구위원	이병준	19630626	System LSI AP개발팀 담당임원	System LSI AP개발팀 수석	서강대
연구위원	이상훈	19590729	생활가전 금형팀장	영상디스플레이 개발팀 담당임원	동아대
연구위원	이성덕	19650815	종합기술원 Digital System연구소 담당임원	종합기술원 Material&Device연구소 수석	광운대(碩士)
연구위원	이인호	19630225	LCD 설비기술팀장	생산기술연구소 생산기술혁신팀 담당임원	연세대
연구위원	이해범	19640820	메모리 Nor PA팀 담당임원	메모리 Nor PA팀 담당임원	Stanford Univ.(博士)
연구위원	천강욱	19660103	영상디스플레이 DTV선행개발T/F 담당임원	디지털미디어연구소 DTV연구팀 수석	한국과학기술원(博士)
연구위원	최시영	19640118	반도체연구소 공정개발팀 담당임원	메모리 공정개발팀 수석	The Ohio State Univ.(博士)
연구위원	최재범	19630123	네트워크 시스템개발팀 담당임원	네트워크 WiMAX개발팀 수석	한국과학기술원(碩士)
연구위원	최형식	19580613	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	인하대
연구위원	허남	19631107	종합기술원 Emerging Technology연구소 담당임원	종합기술원 Emerging센터 담당임원	Loyola Univ., Chicago(博士)
연구위원	홍근철	19600419	영상디스플레이 DTV선행개발T/F 담당임원	영상디스플레이 DTV선행개발T/F 수석	Polytechnic Univ. of NY(碩士)

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
연구위원	홍준일	19630929	무선 개발팀 담당임원	무선 개발팀 수석	서강대
연구위원	황규철	19640916	System LSI DDI개발팀 담당임원	System LSI 상품기획팀 수석	한국과학기술원(博士)
연구위원	황정욱	19650404	무선 개발팀 담당임원	무선 개발팀 수석	인하대
연구위원	강병창	19560310	종합기술원 Digital System연구소 담당임원	종합기술원 TNL장	Univ. of Minnesota, Twin Cities(博士)
연구위원	고석하	19590118	종합기술원 S/W선행연구소 담당임원	종합기술원 S/W Lab 담당임원	SANTA CLARA UNIV.(碩士)
연구위원	고토	19510920	System LSI Image개발팀 담당임원		Tokyo Univ.(博士)
연구위원	고한승	19630420	신사업팀 담당임원	종합기술원 Bio&Health Lab장	Northwestern Univ.(博士)
연구위원	김남덕	19610415	LCD 개발팀 담당임원	LCD기술센터 담당임원	한국과학기술원(博士)
연구위원	김동섭	19660408	LCD 광에너지사업팀 담당임원	종합기술원 Emerging센터 담당임원	한국과학기술원(博士)
연구위원	김동일	19590613	생산기술연구소 생산기술혁신팀장	생산기술연구소 생산기술혁신팀 담당임원	서울대(博士)
연구위원	김석호	19580413	DMC연구소 SoC Platform팀 담당임원	DMC연구소 선행CAE Lab장	Illinois Inst. of Tech.(博士)
연구위원	김성진	19601006	생활가전 개발팀 담당임원	생활가전 세탁기개발팀장	Purdue Univ.(博士)
연구위원	김세진	19630822	메모리 상품기획팀 담당임원	메모리 상품기획팀 수석	성균관대
연구위원	김연배	19580616	영상디스플레이 개발팀 담당임원	종합기술원 담당임원	Tokyo Univ.(博士)
연구위원	김영근	19540702	무선 개발실 담당임원	디지털미디어연구소 D-Project T/F장	경희대
연구위원	김영환	19521030	종합기술원 Material&Device연구소 담당임원	종합기술원 Material&Device연구소장	WEIZMANN INST.(博士)
연구위원	김용석	19590820	DMC연구소 M/M연구팀 담당임원	DMC연구소 음향기술센터장	성균관대(碩士)
연구위원	김용식	19570103	생산기술연구소 장비기술연구팀장	메카 지능시스템연구소 담당임원	Purdue Univ.(博士)
연구위원	김정한	19620911	메모리 Flash Solution개발팀 담당임원	SOC개발실 담당임원	한양대
연구위원	김진현	19570130	System LSI SOC Platform개발팀 담당임원	SOC개발실 담당임원	Univ. of Southern California(博士)
연구위원	김현문	19611117	DMC연구소 M/M연구팀 담당임원	통신연구소 차세대기술팀 담당임원	Univ. of Southern California(博士)
연구위원	노기홍	19540215	생활가전 개발팀 담당임원	종합기술원 담당임원	Univ. of Michigan, Ann Arbor(博士)
연구위원	노지마	19570119	생활가전 개발팀 담당임원	가전연구소 담당임원	큐슈대학교(博士)
연구위원	박봉희	19550710	DMC연구소 SoC Platform팀 담당임원	DMC연구소 아키텍쳐연구Lab장	Univ. of Massachusetts, Amherst(博士)
연구위원	박성배	19580812	종합기술원 Digital System연구소 담당임원	SOC개발실 담당임원	고려대(碩士)
연구위원	박성호	19580814	System LSI AP개발팀장	System LSI ASIC/Foundry사업팀 담당임원	Univ. of Illinois, Chicago(碩士)
연구위원	박인식	19570925	DMC연구소 ECO Solution팀장	DMC연구소 S&P Solution팀장	서울대(碩士)
연구위원	박일평	19630105	종합기술원 S/W선행연구소 담당임원	종합기술원 Digital System연구소 담당임원	Columbia Univ.(博士)
연구위원	박준호	19620406	DMC연구소 IPS팀 담당임원	통신연구소 담당임원	State Univ. of New York, Binghamton(博士)
연구위원	박창신	19640220	디지털프린팅 개발팀 담당임원	디지털프린팅 선행연구팀 담당임원	Georgia Inst. of Tech.(博士)
연구위원	배일성	19570405	System LSI Image개발팀 담당임원	System LSI Image개발팀 수석	경희대
연구위원	서중언	19590426	영상디스플레이 개발팀 담당임원	영상디스플레이 HP개발팀 담당임원	한국과학기술원(碩士)
연구위원	손재철	19651105	System LSI SOC Platform개발팀 담당임원	반도체연구소 담당임원	한국과학기술원(博士)
연구위원	손호인	19560416	스토리지 개발팀 담당임원	스토리지 개발팀장	서울대(碩士)
연구위원	신동호	19580425	영상디스플레이 개발팀 담당임원	영상디스플레이 HP개발팀장	연세대(博士)
연구위원	신동호	19590118	LCD 개발팀 담당임원	HD LCD개발팀 담당임원	한국과학기술원(博士)
연구위원	신성태	19570227	LCD연구소장	LCD 차세대연구소 담당임원	Kent State Univ.(博士)
연구위원	여승환	19630614	디지털프린팅 개발팀 담당임원	디지털프린팅 전략마케팅팀 담당임원	Univ. of Southern California(碩士)
연구위원	예광해	19570828	종합기술원 Material&Device연구소 담당임원	종합기술원 Micro Systems Lab장	State Univ. of New York, Buffalo(博士)
연구위원	우문균	19590213	Media Solution센터 담당임원	Mobile Solution센터 솔루션개발팀장	성균관대
연구위원	원경옥	19560927	종합기술원 IP전략팀 담당임원	종합기술원 담당임원	Univ. of Delaware(博士)
연구위원	유제환	19630127	메모리 PRAM개발팀장	메모리 ATD팀 담당임원	연세대(碩士)
연구위원	윤면기	19600104	무선 개발팀 담당임원	통신연구소 차세대기술팀 수석	인하대(碩士)
연구위원	윤종식	19610926	System LSI TD팀 담당임원	System LSI TD팀장	Univ. of California, LA(博士)
연구위원	이덕형	19611204	System LSI PA팀 담당임원	반도체연구소 담당임원	서울대(博士)
연구위원	이동훈	19571007	영상디스플레이 DTV선행개발T/F장	System LSI D-TV개발팀장	Univ. of Michigan, Ann Arbor(博士)
연구위원	이명희	19620121	System LSI DDI개발팀장	System LSI Mobile DDI설계팀장	Georgia Inst. of Tech.(博士)
연구위원	이상업	19620315	무선 개발팀 담당임원	무선 개발팀 수석	동국대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
연구위원	이상엽	19590605	스토리지 개발팀 담당임원	스토리지 개발팀 담당임원	Univ. of Minnesota, Minneapolis(碩士)
연구위원	임만규	19621022	SEIN-P 담당임원	영상디스플레이 HP개발팀 담당임원	경북대
연구위원	임순권	19550921	LCD연구소 담당임원	LCD 차세대연구소 담당임원	경북대
연구위원	장의영	19620818	생활가전 개발팀 담당임원	생활가전 냉기개발팀 담당임원	경희대
연구위원	장정식	19580815	네트워크 시스템개발팀 담당임원	네트워크 시스템SQA그룹장	경북대
연구위원	전영목	19591109	무선 개발팀 담당임원	무선 개발실 담당임원	고려대(碩士)
연구위원	전중석	19580210	System LSI TD팀 담당임원	반도체연구소 담당임원	Univ. of Arizona(博士)
연구위원	정순문	19611116	System LSI TD팀 담당임원	메모리연구소 차세대연구팀 담당임원	Univ. of Florida(博士)
연구위원	정순효	19561102	무선 개발팀 담당임원	무선 개발팀 수석	연세대
연구위원	정영기	19580324	System LSI S/W Solution개발팀장	System LSI Mobile Solution개발팀장	New York Univ.(碩士)
연구위원	정윤채	19571014	종합기술원 Digital System연구소 담당임원	종합기술원 Digital System연구소 담당임원	Texas A&M Univ.(博士)
연구위원	정재익	19620805	무선 개발팀 담당임원	무선 개발팀 수석	경북대
연구위원	정중호	19590322	DMC연구소 SoC Platform팀 담당임원	DMC연구소 모뎀연구팀 담당임원	경북대(碩士)
연구위원	주영복	19600103	디지털프린팅 개발팀 담당임원	디지털프린팅 선행연구팀 담당임원	한양대
연구위원	채종원	19581231	생활가전 개발팀 담당임원	생활가전 S/W팀장	항공대(碩士)
연구위원	천인석	19581016	네트워크 Internet Infra사업팀 담당임원	네트워크 IP사업팀 담당임원	영남대(碩士)
연구위원	최도철	19520725	생활가전 개발팀장	가전연구소장	Pennsylvania State Univ.(博士)
연구위원	최영준	19630109	메모리 상품기획팀 담당임원	메모리 상품기획팀 수석	동국대
연구위원	최정달	19640716	반도체연구소 Flash요소기술Lab장	메모리연구소 차세대연구팀 담당임원	경북대
연구위원	최종덕	19550210	종합기술원 S/W선행연구소장	디지털미디어연구소 Core S/W팀장	Univ. of Wisconsin, Madison(博士)
연구위원	최환영	19610911	LCD연구소 담당임원	LCD기술센터 담당임원	연세대(博士)
연구위원	코스기	19471021	캠코더사업팀 담당임원	디지털AV MP개발팀 담당임원	게이오大(Keio Univ.)
연구위원	토마스	19590415	디지털프린팅 개발팀 담당임원	디지털프린팅 선행개발팀 담당임원	Univ. of Rochester(碩士)
연구위원	현승태	19560630	디지털프린팅 개발팀 담당임원	디지털프린팅 개발팀 담당임원	Univ. of South Carolina(碩士)
연구위원	홍선기	19520919	DMC연구소 S/W Platform팀장	통신연구소 S/W센터장	한국과학기술원(碩士)
연구위원	홍성표	19510829	TSED 담당임원	영상디스플레이 개발팀 담당임원	항공대
연구위원	황승호	19560706	System LSI 기반설계센터장	System LSI ASIC/Foundry사업팀 담당임원	Univ. of California, Berkeley(博士)
전문위원	강준	19520702	메모리 전략마케팅팀 담당임원	SSI법인장	Univ. of Illinois, Urbana-Champaign
전문위원	권송	19610227	디지털프린팅 전략마케팅팀 담당임원	디지털프린팅 전략마케팅팀 담당임원	서강대(碩士)
전문위원	권혁국	19550106	생활가전 전략마케팅팀 담당임원	생활가전 전략마케팅팀 담당임원	경북대
전문위원	김강규	19591028	생활가전 키친솔루션사업팀 담당임원	생활가전 전략마케팅팀 담당임원	한양대
전문위원	김광준	19590317	IP법무팀 담당임원	종합기술원 IP전략팀 담당임원	Univ. of Southern California(博士)
전문위원	김문곤	19600612	System LSI 기술기획그룹장	System LSI C&M개발팀 담당임원	경북대(碩士)
전문위원	김민춘	19600203	LCD 제조팀 담당임원	HD LCD제조팀 담당임원	홍익대
전문위원	김승태	19600826	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 담당임원	Univ. of Texas, Arlington(碩士)
전문위원	김영환	19581214	무선 제품기술팀장	무선 개발팀장	경북대
전문위원	김인호	19630129	네트워크 Internet Infra사업팀 담당임원	네트워크 IP사업팀 담당임원	Univ. of Western Ontario(碩士)
전문위원	김재범	19550514	DS 기획팀 담당임원	반도체 인사팀 담당임원	Univ. of California, Berkeley(碩士)
전문위원	김형태	19600505	DMC 경영혁신팀 담당임원	경영혁신팀 담당임원	서울벤쳐정보대학원(博士)
전문위원	박병록	19640805	디지털프린팅 전략마케팅팀 담당임원	디지털프린팅 전략마케팅팀 담당임원	연세대
전문위원	박용주	19630311	GMO Market Intelligence그룹장	GMO MI그룹장	Southern Illinois University, Edwardsville(碩士)
전문위원	박헌덕	19581225	TP센터 제조팀장	System LSI 특수FAB팀장	인하대
전문위원	박효정	19520424	LCD Infra지원팀 담당임원	HD LCD제조팀 담당임원	서울대
전문위원	서용호	19550127	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 담당임원	단국대
전문위원	성규식	19530807	DMC 환경안전팀장	수원지원 환경안전팀장	영남대
전문위원	손정환	19580110	한국총괄 마케팅팀 담당임원	국내영업 마케팅팀 담당임원	연세대
전문위원	송영희	19621201	TP센터 TP기술팀장	메모리 Package개발팀장	고려대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
전문위원	송형권	19541218	네트워크 전략마케팅팀 담당임원	네트워크 이동통신사업팀 담당임원	Colorado Technical Univ.(博士)
전문위원	심수철	19520314	SSEC 담당임원	시스템가전 공조개발팀장	중앙대
전문위원	안병철	19570625	스포츠과학지원실장	스포츠과학지원실장	Chiba Univ.(博士)
전문위원	안승준	19551018	상생협력실 담당임원	인사팀 담당임원	Univ. of Bridgeport(碩士)
전문위원	야마시타	19530326	디지털프린팅 전략마케팅팀 담당임원	디지털프린팅 C-Project T/F 담당임원	熊本大學(구마모토대학)
전문위원	어영수	19591214	LCD 품질보증팀 담당임원	LCD 지원팀 담당임원	광운대
전문위원	오영복	19550408	DS 구매팀 담당임원	LCD 설비구매팀장	한양대
전문위원	웡이완	19610813	System LSI 전략마케팅팀 담당임원	System LSI 마케팅팀장	Yale Univ.(博士)
전문위원	유제일	19590101	통상팀장	재경팀 담당임원	동국대
전문위원	윤진	19610427	디지털프린팅 전략마케팅팀 담당임원	디지털프린팅 전략마케팅팀 담당임원	Hogere Technisch School
전문위원	윤한길	19620921	무선 상품전략팀 담당임원	무선 개발팀 담당임원	Univ. of Florida(博士)
전문위원	이강민	19570129	Media Solution센터 담당임원		서강대(碩士)
전문위원	이강석	19610327	스토리지 제품기술팀장	스토리지 개발팀 담당임원	서울대(碩士)
전문위원	이강우	19651218	생활가전 전략마케팅팀 담당임원		연세대(碩士)
전문위원	이경한	19601023	MSC 컨텐츠기획팀장	무선 SFC팀장	Univ. of Southern California(碩士)
전문위원	이규필	19610528	메모리 YE팀 담당임원	메모리 DRAM PA팀 담당임원	Univ. of Florida(博士)
전문위원	이누카이	19470620	메모리사업부 담당임원	메모리사업부 담당임원	게이오大(Keio Univ.)
전문위원	이병철	19530810	소주공업단지장	생활가전 경영지원팀장	대구상고
전문위원	이영희	19641117	무선 전략마케팅팀 담당임원	무선 전략마케팅팀 담당임원	Northwestern Univ.(碩士)
전문위원	이운섭	19571016	공조솔루션사업팀 담당임원	생활가전 Compressor팀장	부경대(博士)
전문위원	이학동	19590607	무선 Global제조지원팀장	무선 Global제조팀 담당임원	경북대
전문위원	이호성	19570304	스토리지 전략마케팅팀 담당임원	스토리지 개발팀 담당임원	Univ. of California, Berkeley(博士)
전문위원	임진환	19650208	한국총괄 B2B영업팀 담당임원	국내영업 솔루션사업팀 담당임원	서울대
전문위원	장동훈	19580201	무선 상품전략팀 담당임원	무선 전략마케팅팀 담당임원	The School of Art Institute of Chicago(碩士)
전문위원	장성수	19611213	종합기술원 개발혁신팀 담당임원	CTO 개발혁신팀 담당임원	국민대
전문위원	장성호	19680416	디지털프린팅 전략마케팅팀 담당임원	디지털프린팅 Global CS팀 담당임원	Texas A&M Univ.(博士)
전문위원	장성호	19630218	HME사업팀 담당임원		한국과학기술원(博士)
전문위원	장영철	19580827	Infra지원센터 시스템기술팀장	메모리 시스템기술팀장	한양대
전문위원	조승연	19440920	농구단장	농구단장	고려대
전문위원	조현주	19610901	GMO 브랜드전략팀 담당임원	GMO 브랜드전략팀 담당임원	Univ. of Illinois, Urbana-Champaign(碩士)
전문위원	지영조	19590716	DMC 기획팀장	정보통신 기획팀장	Brown Univ.(博士)
전문위원	채승기	19590601	Infra지원센터 생산기술팀장	메모리 생산기술팀장	Univ. of Minnesota, Twin Cities(博士)
전문위원	최재흥	19570907	Infra지원센터 Facility팀장	메모리 Facility팀장	성균관대
전문위원	하혜승	19671102	디지털프린팅 전략마케팅팀 담당임원	디지털프린팅 전략그룹장	Wellesley Coll.
전문위원	한갑수	19580331	System LSI ASIC팀장	System LSI ASIC설계팀장	Florida Inst. of Tech.(博士)
전문위원	한동훈	19570209	Infra지원센터 환경안전팀장	반도체 환경안전팀장	성균관대
전문위원	한태준	19610523	메모리 기술팀 담당임원		Univ. of Utah(博士)
전문위원	홍원표	19600208	무선 상품전략팀장	무선 전략마케팅팀 담당임원	University of Michigan(博士)
전문위원	황성수	19620225	SELV법인장	SENA법인장	State Univ. of New York, Buffalo(碩士)

※ 상기 미등기임원 현황은 분기보고서 제출일 현재 기준임.

※ 미등기 임원 보유 주식수 : 보통주 1,135,937주 / 우선주 3,003주(이재용 전무 보통주 840,403주, 이상완 사장 外 754명 보통주 295,534주/우선주 3,003주)

※ 미등기 임원 보유주식수는 최근 주주명부 폐쇄일인 '09년 6월 30일 기준이며,
이후 변동 현황은 전자공시시스템(http://dart.fss.or.kr)의 '임원· 주요주주 특정증권 등 소유 상황 보고서'를 참조하시기 바랍니다.

라. 직원의 현황

[기준일: 2009년 9월 30일 현재] (단위 : 명, 년, 백만원)

구 분	직 원 수	평균 근속년수	3분기누계 급여총액	1인평균 급여액	비 고
DMC부문	35,295	7.7	3,339,880	39.8	
DS부문	45,575				
기타	3,422				
합 계	84,292				

※ 1인 평균급여액은 평균인원(83,954명) 기준임.
※ 충당성 인건비 제외 기준임.

2. 임원의 보수 등

가. 임원의 보수현황

(단위 : 억원)

구 분	지급 총액	주총승인 금액	1인당 평균 지급액	주식매수선택권의 공정가치 총액	비 중	비 고
사내이사	311	550	78	-	-	
사외이사	2		0.5	-	-	감사위원회 위원 포함

※ 지급총액은 실지급기준(퇴직금 포함)임. 충당성 인건비는 제외함
※ 당분기동안 주식선택권 부여로 인하여 인식할 비용(보상비용)은 없음

나. 주식선택권의 부여 및 행사현황

[기준일: 2009년 9월 30일 현재] (단위 : 원, 주)

부여 받은자	관계	부여일	부여 방법	주식의 종류	변동수량			미행사 수량	행사 기간	행사 가격
					부여	행사	취소			
윤종용	등기임원	2000년 03월 16일	자기주식 교부	보통주	100,000	80,000	5,226	14,774	'03.3.17~10.3.16	272,700
이학수	등기임원	2000년 03월 16일	자기주식 교부	보통주	100,000	94,774	5,226	-	'03.3.17~10.3.16	272,700
이윤우	등기임원	2000년 03월 16일	자기주식 교부	보통주	70,000	66,341	3,659	-	'03.3.17~10.3.16	272,700
진대제	등기임원	2000년 03월 16일	자기주식 교부	보통주	70,000	66,341	3,659	-	'03.3.17~10.3.16	272,700
이기태	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	47,388	2,612	-	'03.3.17~10.3.16	272,700
이상완	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	47,388	2,612	-	'03.3.17~10.3.16	272,700
임형규	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	47,388	2,612	-	'03.3.17~10.3.16	272,700
황창규	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	47,388	2,612	-	'03.3.17~10.3.16	272,700
최도석	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	47,883	2,117	-	'03.3.17~10.3.16	272,700

부여 받은자	관계	부여일	부여 방법	주식의 종류	변동수량			미행사 수량	행사 기간	행사 가격
					부여	행사	취소			
김인주	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	47,388	2,612	-	'03.3.17~'10.3.16	272,700
한용외	등기임원	2000년 03월 16일	자기주식 교부	보통주	40,000	33,900	2,090	4,010	'03.3.17~'10.3.16	272,700
이상현	등기임원	2000년 03월 16일	자기주식 교부	보통주	40,000	37,900	2,090	10	'03.3.17~'10.3.16	272,700
강병직	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	3,500	521	5,979	'03.3.17~'10.3.16	272,700
강호문	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,434	1,566	-	'03.3.17~'10.3.16	272,700
권오현	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	2,800	783	11,417	'03.3.17~'10.3.16	272,700
김성권	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	-	15,000	-	'03.3.17~'10.3.16	272,700
김영기	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	7,200	521	2,279	'03.3.17~'10.3.16	272,700
김인수	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	7,400	521	2,079	'03.3.17~'10.3.16	272,700
김재욱	미등기임원	2000년 03월 16일	자기주식 교부	보통주	20,000	18,956	1,044	-	'03.3.17~'10.3.16	272,700
김 준	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
김철교	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	'03.3.17~'10.3.16	272,700
김치우	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,644	356	-	'03.3.17~'10.3.16	272,700
나영배	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	14,471	529	-	'03.3.17~'10.3.16	272,700
노인식	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	14,217	783	-	'03.3.17~'10.3.16	272,700
노형래	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
류병일	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
맹윤재	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
박노병	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
박상호	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
박재중	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
박종우	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
박형건	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
방인배	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	-	'03.3.17~'10.3.16	272,700
서광벽	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
서양석	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	-	'03.3.17~'10.3.16	272,700
성인희	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	2,100	260	2,640	'03.3.17~'10.3.16	272,700
송동일	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,632	368	-	'03.3.17~'10.3.16	272,700
송지오	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	-	'03.3.17~'10.3.16	272,700
신만용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
신윤승	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
안주환	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
유인경	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
윤석열	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	-	'03.3.17~'10.3.16	272,700
윤석호	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700
윤주화	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
이기원	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
이기홍	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
이문용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	20,000	19,147	853	-	'03.3.17~'10.3.16	272,700
이석한	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,807	193	-	'03.3.17~'10.3.16	272,700
이성규	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	10,000	-	'03.3.17~'10.3.16	272,700
이성주	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,434	1,566	-	'03.3.17~'10.3.16	272,700
이순동	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,434	1,566	-	'03.3.17~'10.3.16	272,700
이우희	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	-	30,000	-	'03.3.17~'10.3.16	272,700
이원성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
이중용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
이지섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700

부여 받은자	관계	부여일	부여 방법	주식의 종류	변동수량			미행사 수량	행사 기간	행사 가격
					부여	행사	취소			
이창렬	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,434	1,566	-	'03.3.17~'10.3.16	272,700
이충전	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	14,217	783	-	'03.3.17~'10.3.16	272,700
이현봉	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
장원기	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
장창덕	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
정유성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	2,800	260	1,940	'03.3.17~'10.3.16	272,700
정현량	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
조병덕	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
조수인	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	4,700	521	4,779	'03.3.17~'10.3.16	272,700
조원국	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	-	'03.3.17~'10.3.16	272,700
지대섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
천경준	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,988	1,012	-	'03.3.17~'10.3.16	272,700
최광해	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	14,217	783	-	'03.3.17~'10.3.16	272,700
최외홍	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	6,500	521	2,979	'03.3.17~'10.3.16	272,700
최주현	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
최지성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	10,000	1,566	18,434	'03.3.17~'10.3.16	272,700
최진균	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
허기열	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
현광석	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	-	'03.3.17~'10.3.16	272,700
황인섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	-	'03.3.17~'10.3.16	272,700
합계	-	-	-	-	1,500,000	1,285,921	128,540	85,539	-	-

[미행사 주식매수선택권의 가중평균행사가격 : 363,884원]
* 가중평균 행사가격 = (회차별 미행사주식수 X 회차별 행사금액)의 합계액 ÷ 미행사주식의 총수

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.9.30일 현재 종가는 815,000원임, '관계'는 부여일 기준임.

[2009년 9월 30일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
윤종용	등기임원	2001년 03월 09일	자기주식 교부	보통주	100,000	94,774	5,226	-	'04.3.10~'11.3.9	197,100
이학수	등기임원	2001년 03월 09일	자기주식 교부	보통주	100,000	94,774	5,226	-	'04.3.10~'11.3.9	197,100
이윤우	등기임원	2001년 03월 09일	자기주식 교부	보통주	70,000	10,000	3,659	56,341	'04.3.10~'11.3.9	197,100
진대제	등기임원	2001년 03월 09일	자기주식 교부	보통주	70,000	-	70,000	-	'04.3.10~'11.3.9	197,100
최도석	등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	47,388	2,612	-	'04.3.10~'11.3.9	197,100
김인주	등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	47,388	2,612	-	'04.3.10~'11.3.9	197,100
강병수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
강병직	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	3,200	521	6,279	'04.3.10~'11.3.9	197,100
강병창	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,759	241	-	'04.3.10~'11.3.9	197,100
강승각	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	400	311	5,289	'04.3.10~'11.3.9	197,100
강호문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	-	30,000	-	'04.3.10~'11.3.9	197,100
고병천	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
고영범	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.10~'11.3.9	197,100
공정택	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,900	260	1,840	'04.3.10~'11.3.9	197,100
곽병원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
권기섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
권오현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,100	783	117	'04.3.10~'11.3.9	197,100
권태종	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
권희민	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	8,000	521	1,479	'04.3.10~'11.3.9	197,100

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
김영준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,500	260	2,240	'04.3.10~'11.3.9	197,100
김 준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	5,000	783	9,217	'04.3.10~'11.3.9	197,100
김경태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,708	292	-	'04.3.10~'11.3.9	197,100
김광진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100
김광태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,800	311	889	'04.3.10~'11.3.9	197,100
김광현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
김광호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
김기남	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
김기호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,822	178	-	'04.3.10~'11.3.9	197,100
김남윤	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100
김동균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100
김동일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
김명국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
김문걸	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100
김봉영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
김상룡	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,778	222	-	'04.3.10~'11.3.9	197,100
김상수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,800	521	3,679	'04.3.10~'11.3.9	197,100
김성권	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	15,000	-	'04.3.10~'11.3.9	197,100
김성식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,400	311	1,289	'04.3.10~'11.3.9	197,100
김영기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
김영주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100
김영철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
김영호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
김용민	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,567	433	-	'04.3.10~'11.3.9	197,100
김용철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
김용쾌	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
김용호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	6,000	-	'04.3.10~'11.3.9	197,100
김운섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	6,400	521	3,079	'04.3.10~'11.3.9	197,100
김윤수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100
김은미	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,746	254	-	'04.3.10~'11.3.9	197,100
김인수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	500	521	8,979	'04.3.10~'11.3.9	197,100
김일수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
김일웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,507	493	-	'04.3.10~'11.3.9	197,100
김재범	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,702	298	-	'04.3.10~'11.3.9	197,100
김재욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	20,000	-	1,044	18,956	'04.3.10~'11.3.9	197,100
김정인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.10~'11.3.9	197,100
김창현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
김천수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100
김철교	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
김철진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,900	311	3,789	'04.3.10~'11.3.9	197,100
김치우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100
김태일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,726	274	-	'04.3.10~'11.3.9	197,100
김태학	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100
김필영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,100	311	2,589	'04.3.10~'11.3.9	197,100
김행우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
김헌수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
김현덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
김형걸	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,100	311	1,589	'04.3.10~11.3.9	197,100
김형문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~11.3.9	197,100
나영배	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~11.3.9	197,100
남궁기운	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	6,000	-	'04.3.10~11.3.9	197,100
남성우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	600	260	4,140	'04.3.10~11.3.9	197,100
노인식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	7,000	783	7,217	'04.3.10~11.3.9	197,100
노태기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,000	311	689	'04.3.10~11.3.9	197,100
노형래	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,494	506	-	'04.3.10~11.3.9	197,100
류병일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~11.3.9	197,100
맹윤재	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~11.3.9	197,100
문주태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~11.3.9	197,100
문태원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,000	260	740	'04.3.10~11.3.9	197,100
민동욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~11.3.9	197,100
박광면	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~11.3.9	197,100
박근환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~11.3.9	197,100
박노경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~11.3.9	197,100
박상근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~11.3.9	197,100
박상일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	5,700	364	936	'04.3.10~11.3.9	197,100
박상진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~11.3.9	197,100
박상호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~11.3.9	197,100
박신홍	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~11.3.9	197,100
박용진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~11.3.9	197,100
박재중	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~11.3.9	197,100
박종암	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,500	260	3,240	'04.3.10~11.3.9	197,100
박종우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	300	783	13,917	'04.3.10~11.3.9	197,100
박종욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	500	260	4,240	'04.3.10~11.3.9	197,100
박종한	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,200	311	2,489	'04.3.10~11.3.9	197,100
박현기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,700	260	2,040	'04.3.10~11.3.9	197,100
박형건	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	4,300	521	5,179	'04.3.10~11.3.9	197,100
박효정	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	3,500	364	3,136	'04.3.10~11.3.9	197,100
방인배	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~11.3.9	197,100
방정호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,600	260	1,140	'04.3.10~11.3.9	197,100
배병률	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,900	311	2,789	'04.3.10~11.3.9	197,100
백봉주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	5,700	364	936	'04.3.10~11.3.9	197,100
백승웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~11.3.9	197,100
변정우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~11.3.9	197,100
변현근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~11.3.9	197,100
서강덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~11.3.9	197,100
서광벽	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~11.3.9	197,100
서병문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~11.3.9	197,100
서양석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~11.3.9	197,100
서형원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~11.3.9	197,100
석준형	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	5,700	364	936	'04.3.10~11.3.9	197,100
성인희	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,800	311	3,889	'04.3.10~11.3.9	197,100
송동일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~11.3.9	197,100
송지오	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~11.3.9	197,100
신균섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~11.3.9	197,100

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
신동호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
신만용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
신윤승	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
신종균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
심수철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,700	260	2,040	'04.3.10~'11.3.9	197,100
심창섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
안병연	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100
안승준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,200	311	4,489	'04.3.10~'11.3.9	197,100
안일수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
안정삼	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
안주환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100
양재호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100
예광해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,788	212	-	'04.3.10~'11.3.9	197,100
오세영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,300	311	389	'04.3.10~'11.3.9	197,100
오세용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
오영철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,700	311	989	'04.3.10~'11.3.9	197,100
오영환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	2,500	2,371	129	-	'04.3.10~'11.3.9	197,100
오장환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,700	260	1,040	'04.3.10~'11.3.9	197,100
유두영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.10~'11.3.9	197,100
유병률	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
유영목	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100
유인경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,574	426	-	'04.3.10~'11.3.9	197,100
윤부근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
윤석열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,700	260	3,040	'04.3.10~'11.3.9	197,100
윤석호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100
윤정구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
윤주화	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	10,200	783	4,017	'04.3.10~'11.3.9	197,100
이강석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.10~'11.3.9	197,100
이경훈	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	311	3,689	'04.3.10~'11.3.9	197,100
이관수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
이광성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	273	3,727	'04.3.10~'11.3.9	197,100
이근면	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,300	260	2,440	'04.3.10~'11.3.9	197,100
이기순	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,300	260	2,440	'04.3.10~'11.3.9	197,100
이기원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,663	337	-	'04.3.10~'11.3.9	197,100
이기태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	47,388	2,612	-	'04.3.10~'11.3.9	197,100
이기홍	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,574	426	-	'04.3.10~'11.3.9	197,100
이동헌	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
이문용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	20,000	18,956	1,044	-	'04.3.10~'11.3.9	197,100
이병우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
이병철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,700	311	989	'04.3.10~'11.3.9	197,100
이봉우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100
이상렬	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
이상열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,700	260	2,040	'04.3.10~'11.3.9	197,100
이상완	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	20,000	2,612	27,388	'04.3.10~'11.3.9	197,100
이상인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	6,000	-	'04.3.10~'11.3.9	197,100
이상현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	40,000	20,000	2,090	17,910	'04.3.10~'11.3.9	197,100
이석한	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,200	260	2,540	'04.3.10~'11.3.9	197,100

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
이선종	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	1,400	521	8,079	'04.3.10~'11.3.9	197,100
이성규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100
이성주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.10~'11.3.9	197,100
이순동	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.10~'11.3.9	197,100
이승원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
이영하	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
이원성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	4,000	364	2,636	'04.3.10~'11.3.9	197,100
이원식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
이장재	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
이재국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
이재원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
이재율	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,400	250	350	'04.3.10~'11.3.9	197,100
이종해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,000	260	3,740	'04.3.10~'11.3.9	197,100
이종혁	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
이중용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
이지섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
이창건	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
이창렬	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	-	30,000	-	'04.3.10~'11.3.9	197,100
이창우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100
이철우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
이철환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
이충전	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100
이학수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	4,200	364	2,436	'04.3.10~'11.3.9	197,100
이한구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
이현봉	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
임순권	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,400	260	340	'04.3.10~'11.3.9	197,100
임종현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100
임현문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
임형규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	35,300	2,612	12,088	'04.3.10~'11.3.9	197,100
장병조	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,200	521	279	'04.3.10~'11.3.9	197,100
장원기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
장일형	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,480	520	-	'04.3.10~'11.3.9	197,100
장정식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
장창덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	100	364	6,536	'04.3.10~'11.3.9	197,100
장형옥	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
장호승	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
전동수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,900	521	3,579	'04.3.10~'11.3.9	197,100
전병북	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100
전상문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100
전영현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,500	260	240	'04.3.10~'11.3.9	197,100
정경섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,732	268	-	'04.3.10~'11.3.9	197,100
정국현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,524	476	-	'04.3.10~'11.3.9	197,100
정봉영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
정상근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,800	311	2,889	'04.3.10~'11.3.9	197,100
정용우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
정유성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
정의용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
정인철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
정철희	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
정태성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,797	203	-	'04.3.10~'11.3.9	197,100
정해진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,000	260	740	'04.3.10~'11.3.9	197,100
정현량	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100
정형웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,717	283	-	'04.3.10~'11.3.9	197,100
정 활	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100
조동식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,708	292	-	'04.3.10~'11.3.9	197,100
조병덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
조병수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,674	326	-	'04.3.10~'11.3.9	197,100
조상석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000		7,000	-	'04.3.10~'11.3.9	197,100
조성림	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,663	337	-	'04.3.10~'11.3.9	197,100
조성현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,400	521	4,079	'04.3.10~'11.3.9	197,100
조수인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	4,000	783	10,217	'04.3.10~'11.3.9	197,100
조원국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
조창현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
조홍식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,797	203	-	'04.3.10~'11.3.9	197,100
주우식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
지대섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100
지영만	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
천경준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.10~'11.3.9	197,100
최광해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
최도환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
최문경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,765	235	-	'04.3.10~'11.3.9	197,100
최병석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.10~'11.3.9	197,100
최생림	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100
최외홍	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
최윤호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
최주현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	6,700	783	7,517	'04.3.10~'11.3.9	197,100
최지성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.10~'11.3.9	197,100
최진균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
최진석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100
최창수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
최창식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,600	311	4,089	'04.3.10~'11.3.9	197,100
한용외	미등기임원	2001년 03월 09일	자기주식 교부	보통주	40,000	37,910	2,090	-	'04.3.10~'11.3.9	197,100
허기열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100
허영호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
현광석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
홍석우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100
홍성표	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100
홍순호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100
홍창완	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,400	260	1,340	'04.3.10~'11.3.9	197,100
황인섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100
황창규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	30,100	2,612	17,288	'04.3.10~'11.3.9	197,100
강기상외 308명	직원	2001년 03월 09일	자기주식 교부	보통주	445,000	360,884	40,540	43,576	'04.3.10~'11.3.9	197,100
합 계	-	-	-	-	3,099,500	2,233,662	393,768	472,070	-	-

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.9.30일 현재 종가는 815,000원임, '관계'는 부여일 기준임.

[2009년 9월 30일 현재]

(단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
강병우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~12.2.29	329,200
강영기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
강태융	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
고대윤	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.1~12.2.29	329,200
고동진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,500	260	240	'04.3.1~12.2.29	329,200
고성수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
고양진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~12.2.29	329,200
고태일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.1~12.2.29	329,200
구자현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	700	234	3,566	'04.3.1~12.2.29	329,200
권중열	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
권혁국	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,347	153	-	'04.3.1~12.2.29	329,200
김관순	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
김광수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.1~12.2.29	329,200
김동기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,200	181	119	'04.3.1~12.2.29	329,200
김동환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,400	181	1,919	'04.3.1~12.2.29	329,200
김동환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~12.2.29	329,200
김봉균	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~12.2.29	329,200
김상항	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	5,100	521	4,379	'04.3.1~12.2.29	329,200
김상현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~12.2.29	329,200
김성열	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200
김수봉	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,731	269	-	'04.3.1~12.2.29	329,200
김양규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,700	260	1,040	'04.3.1~12.2.29	329,200
김영수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
김영식	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
김영윤	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	5,500	521	3,979	'04.3.1~12.2.29	329,200
김영조	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	11,200	783	3,017	'04.3.1~12.2.29	329,200
김영태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~12.2.29	329,200
김영환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~12.2.29	329,200
김윤근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	500	311	5,189	'04.3.1~12.2.29	329,200
김재권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~12.2.29	329,200
김재명	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200
김재우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
김재현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~12.2.29	329,200
김재휘	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~12.2.29	329,200
김정한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	2,400	364	4,236	'04.3.1~12.2.29	329,200
김종산	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~12.2.29	329,200
김종중	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	3,100	311	2,589	'04.3.1~12.2.29	329,200
김종호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~12.2.29	329,200
김준경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,700	260	3,040	'04.3.1~12.2.29	329,200
김지승	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,383	117	-	'04.3.1~12.2.29	329,200
김진태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
김진한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~12.2.29	329,200
김창근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,383	117	-	'04.3.1~12.2.29	329,200
김철호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
김태호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~12.2.29	329,200
김택희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.1~12.2.29	329,200
김한주	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	500	783	13,717	'04.3.1~12.2.29	329,200
김헌성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	1,800	234	2,466	'04.3.1~12.2.29	329,200
남병규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,400	260	3,340	'04.3.1~12.2.29	329,200
남상권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	5,200	521	4,279	'04.3.1~12.2.29	329,200
노광춘	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,600	181	719	'04.3.1~12.2.29	329,200
노기학	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~12.2.29	329,200
노원기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
도인록	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~12.2.29	329,200
류선호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
박경정	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
박내성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,300	260	1,440	'04.3.1~12.2.29	329,200
박동건	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	2,200	260	2,540	'04.3.1~12.2.29	329,200
박두의	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	900	260	3,840	'04.3.1~12.2.29	329,200
박명경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~12.2.29	329,200
박상범	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	400	260	4,340	'04.3.1~12.2.29	329,200
박상탁	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200
박성수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
박영순	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
박용환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.1~12.2.29	329,200
박유근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,600	156	1,744	'04.3.1~12.2.29	329,200
박재욱	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	6,640	360	-	'04.3.1~12.2.29	329,200
박전만	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
박제승	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	2,500	260	2,240	'04.3.1~12.2.29	329,200
박종원	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.1~12.2.29	329,200
박종환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200
박주경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
박희균	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	4,800	521	4,679	'04.3.1~12.2.29	329,200
박희덕	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~12.2.29	329,200
배경태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,000	181	319	'04.3.1~12.2.29	329,200
배승한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	500	260	4,240	'04.3.1~12.2.29	329,200
배창섭	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~12.2.29	329,200
백남육	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,357	143	-	'04.3.1~12.2.29	329,200
변동권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	4,700	292	1,008	'04.3.1~12.2.29	329,200
변재봉	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200
서동일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~12.2.29	329,200
서병삼	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200
손대일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
손일헌	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	5,500	364	1,136	'04.3.1~12.2.29	329,200
손정민	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~12.2.29	329,200
손호인	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,742	258	-	'04.3.1~12.2.29	329,200
송백규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
신명훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	2,800	311	2,889	'04.3.1~12.2.29	329,200
신상홍	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,200	521	279	'04.3.1~12.2.29	329,200
신정수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200
심성우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.1~12.2.29	329,200

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
안재근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~12.2.29	329,200
양해경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.1~12.2.29	329,200
어길수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,700	260	1,040	'04.3.1~12.2.29	329,200
엄대현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,200	521	6,279	'04.3.1~12.2.29	329,200
오경석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
오동진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.1~12.2.29	329,200
오상경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~12.2.29	329,200
오석하	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.1~12.2.29	329,200
오용섭	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200
옥경석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,900	181	419	'04.3.1~12.2.29	329,200
옥치국	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~12.2.29	329,200
원기찬	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,700	260	3,040	'04.3.1~12.2.29	329,200
유수경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,300	181	1,019	'04.3.1~12.2.29	329,200
유인경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
유제일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~12.2.29	329,200
윤승철	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,100	181	219	'04.3.1~12.2.29	329,200
윤용암	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.1~12.2.29	329,200
윤지홍	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.1~12.2.29	329,200
윤창현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.1~12.2.29	329,200
이강훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
이경표	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
이규동	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	3,200	234	1,066	'04.3.1~12.2.29	329,200
이돈주	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	1,200	311	4,489	'04.3.1~12.2.29	329,200
이박준	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200
이배원	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
이상배	미등기임원	2002년 02월 28일	자기주식 교부	보통주	30,000	10,000	1,566	18,434	'04.3.1~12.2.29	329,200
이상석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.1~12.2.29	329,200
이상훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~12.2.29	329,200
이석명	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200
이선용	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~12.2.29	329,200
이승구	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~12.2.29	329,200
이승환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	4,300	783	9,917	'04.3.1~12.2.29	329,200
이용희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,400	181	919	'04.3.1~12.2.29	329,200
이우석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200
이윤태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	2,000	234	2,266	'04.3.1~12.2.29	329,200
이진석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,800	181	1,519	'04.3.1~12.2.29	329,200
이철희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200
이태직	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200
이택근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,800	181	519	'04.3.1~12.2.29	329,200
이현동	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	2,500	521	6,979	'04.3.1~12.2.29	329,200
이호영	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200
이효종	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,000	181	319	'04.3.1~12.2.29	329,200
임창빈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~12.2.29	329,200
임창수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,300	181	1,019	'04.3.1~12.2.29	329,200
장규석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.1~12.2.29	329,200
장기철	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~12.2.29	329,200
장중진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	1,000	311	4,689	'04.3.1~12.2.29	329,200

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
전광호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200
정봉진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	5,300	521	4,179	'04.3.1~'12.2.29	329,200
정석민	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	7,400	521	2,079	'04.3.1~'12.2.29	329,200
정세웅	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,800	181	1,519	'04.3.1~'12.2.29	329,200
정원조	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.1~'12.2.29	329,200
정종문	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.1~'12.2.29	329,200
정충기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	3,500	311	2,189	'04.3.1~'12.2.29	329,200
정태영	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
정해수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	3,500	-	'04.3.1~'12.2.29	329,200
정헌화	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	3,800	364	2,836	'04.3.1~'12.2.29	329,200
정현호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.1~'12.2.29	329,200
조규담	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	7,400	521	2,079	'04.3.1~'12.2.29	329,200
조남성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	3,200	234	1,066	'04.3.1~'12.2.29	329,200
조남용	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.1~'12.2.29	329,200
조병학	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,700	222	1,078	'04.3.1~'12.2.29	329,200
조서현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.1~'12.2.29	329,200
조세제	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
조원상	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200
조중헌	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,900	260	840	'04.3.1~'12.2.29	329,200
조현탁	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	600	234	3,666	'04.3.1~'12.2.29	329,200
차영수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,600	181	1,719	'04.3.1~'12.2.29	329,200
차용래	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
천방훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200
최민호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
최승우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	5,500	364	1,136	'04.3.1~'12.2.29	329,200
최시돈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
최신형	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	400	234	3,866	'04.3.1~'12.2.29	329,200
최재관	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
최재구	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
하윤호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	5,500	521	3,979	'04.3.1~'12.2.29	329,200
한국현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,400	521	6,079	'04.3.1~'12.2.29	329,200
한양희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,663	337	-	'04.3.1~'12.2.29	329,200
허상훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200
허흔	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200
홍완훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200
David Steel	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200
합 계	-	-	-	-	988,000	645,670	53,859	288,471	-	-

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.9.30일 현재 종가는 815,000원임, '관계'는 부여일 기준임.

[2009년 9월 30일 현재]　　(단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
강재영	미등기임원	2002년 03월 25일	자기주식 교부	보통주	20,000	18,956	1,044	-	'04.3.26~'12.3.25	342,800
김승환	미등기임원	2002년 03월 25일	자기주식 교부	보통주	10,000	7,900	521	1,579	'04.3.26~'12.3.25	342,800
나용구	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	1,600	364	5,036	'04.3.26~'12.3.25	342,800
박명동	미등기임원	2002년 03월 25일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.26~'12.3.25	342,800

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
박영원	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	-	7,000	-	'04.3.26~'12.3.25	342,800
방상원	미등기임원	2002년 03월 25일	자기주식 교부	보통주	5,000	1,900	260	2,840	'04.3.26~'12.3.25	342,800
안상우	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.26~'12.3.25	342,800
윤진혁	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.26~'12.3.25	342,800
이수영	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.26~'12.3.25	342,800
정준명	미등기임원	2002년 03월 25일	자기주식 교부	보통주	40,000	17,900	2,090	20,010	'04.3.26~'12.3.25	342,800
황춘택	미등기임원	2002년 03월 25일	자기주식 교부	보통주	6,000	2,200	311	3,489	'04.3.26~'12.3.25	342,800
합 계	-	-	-	-	121,000	75,104	12,942	32,954	-	-

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.9.30일 현재 종가는 815,000원임, '관계'는 부여일 기준임.

[2009년 9월 30일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
강호규	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,100	181	1,219	'05.3.8~'13.3.7	288,800
강호민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
고창범	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
구기설	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,580	3,420	-	'05.3.8~'13.3.7	288,800
권도헌	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	300	181	3,019	'05.3.8~'13.3.7	288,800
권재중	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
김경호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,900	260	840	'05.3.8~'13.3.7	288,800
김기준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	2,700	260	2,040	'05.3.8~'13.3.7	288,800
김동현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,580	3,420	-	'05.3.8~'13.3.7	288,800
김서겸	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,580	3,420	-	'05.3.8~'13.3.7	288,800
김세철	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	3,500	-	'05.3.8~'13.3.7	288,800
김영균	미등기임원	2003년 03월 07일	자기주식 교부	보통주	10,000	9,479	521	-	'05.3.8~'13.3.7	288,800
김영근	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
김인종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	3,420	1,380	'05.3.8~'13.3.7	288,800
김정환	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
김종인	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,200	181	2,119	'05.3.8~'13.3.7	288,800
김준식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,606	181	713	'05.3.8~'13.3.7	288,800
김진안	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	2,880	260	1,860	'05.3.8~'13.3.7	288,800
김진자	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	181	1,107	'05.3.8~'13.3.7	288,800
김창용	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,300	260	3,440	'05.3.8~'13.3.7	288,800
김학설	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
김현배	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
김현석	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	300	181	3,019	'05.3.8~'13.3.7	288,800
김흥식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	2,000	260	2,740	'05.3.8~'13.3.7	288,800
류두현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,700	260	1,040	'05.3.8~'13.3.7	288,800
류성일	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
류영무	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
민영성	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
박규찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
박동수	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,300	181	1,019	'05.3.8~'13.3.7	288,800
박병하	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
박영준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
박용종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,300	260	440	'05.3.8~'13.3.7	288,800
박용직	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
박인식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
박재순	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,900	181	419	'05.3.8~'13.3.7	288,800
박재찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
박종갑	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
박종서	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
백학영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
서치원	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,500	260	3,240	'05.3.8~'13.3.7	288,800
성규식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
송창룡	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
엄규호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,100	260	1,640	'05.3.8~'13.3.7	288,800
연제찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
오영복	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,600	260	1,140	'05.3.8~'13.3.7	288,800
우형래	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	500	260	4,240	'05.3.8~'13.3.7	288,800
원선희	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
육현표	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	300	260	4,440	'05.3.8~'13.3.7	288,800
윤 백	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
윤병배	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,160	1,840	-	'05.3.8~'13.3.7	288,800
윤원주	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
이강의	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
이건종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
이경호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	1,288	-	'05.3.8~'13.3.7	288,800
이상업	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
이석선	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,900	260	840	'05.3.8~'13.3.7	288,800
이선우	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
이영우	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
이재경	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
이재민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
이정복	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
이정순	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800
이정식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,400	260	3,340	'05.3.8~'13.3.7	288,800
이종찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,300	181	2,019	'05.3.8~'13.3.7	288,800
이태협	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	400	260	4,340	'05.3.8~'13.3.7	288,800
이홍준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	2,500	260	2,240	'05.3.8~'13.3.7	288,800
임수택	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
전성호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,300	181	2,019	'05.3.8~'13.3.7	288,800
전우헌	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
정광영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	600	181	2,719	'05.3.8~'13.3.7	288,800
정민형	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
정재륜	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	181	1,107	'05.3.8~'13.3.7	288,800
조성래	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
조용덕	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
조윤영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	10,000	-	521	9,479	'05.3.8~'13.3.7	288,800
조정환	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
지완구	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
채희선	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,600	181	719	'05.3.8~'13.3.7	288,800
최동욱	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	-	'05.3.8~'13.3.7	288,800
최승하	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,300	181	1,019	'05.3.8~'13.3.7	288,800

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
최우수	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	-	'05.3.8~'13.3.7	288,800
하윤희	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,000	260	3,740	'05.3.8~'13.3.7	288,800
황재민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	2,700	260	2,040	'05.3.8~'13.3.7	288,800
P.Skarzy nski	미등기임원	2003년 03월 07일	자기주식 교부	보통주	4,100	1,000	212	2,888	'05.3.8~'13.3.7	288,800
합 계	-	-	-	-	368,100	217,543	37,744	112,813	-	-

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.9.30일 현재 종가는 815,000원임, '관계'는 부여일 기준임.

[2009년 9월 30일 현재]

(단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
강경훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300
권강현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,300	95	3,605	'06.4.17~'14.4.16	580,300
김경도	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	1,211	2,289	'06.4.17~'14.4.16	580,300
김경조	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
김경현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
김명수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	200	95	4,705	'06.4.17~'14.4.16	580,300
김병구	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김봉남	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	500	1,211	1,789	'06.4.17~'14.4.16	580,300
김석기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김석필	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김세현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	500	95	4,405	'06.4.17~'14.4.16	580,300
김승환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	5,000	-	'06.4.17~'14.4.16	580,300
김연환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김영수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김영하	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김완배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김용석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
김학응	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	200	95	4,705	'06.4.17~'14.4.16	580,300
김행일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김혁철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
김형도	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300
김형준	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
김희석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
노시영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	2,000	95	2,905	'06.4.17~'14.4.16	580,300
노종호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
민용호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,000	95	3,905	'06.4.17~'14.4.16	580,300
박기언	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	2,000	95	2,905	'06.4.17~'14.4.16	580,300
박병대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
박봉식	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,500	3,365	135	'06.4.17~'14.4.16	580,300
박상규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,900	95	3,005	'06.4.17~'14.4.16	580,300
박성배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	1,400	66	2,034	'06.4.17~'14.4.16	580,300
박성철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	10,000	-	3,461	6,539	'06.4.17~'14.4.16	580,300
박승건	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	2,000	95	2,905	'06.4.17~'14.4.16	580,300
박종대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	1,730	3,270	'06.4.17~'14.4.16	580,300
박희선	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
반상조	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
방문수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,500	95	3,405	'06.4.17~'14.4.16	580,300
배승균	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
변상권	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
서덕건	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,000	95	3,905	'06.4.17~'14.4.16	580,300
서영복	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
성재현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	1,000	66	2,434	'06.4.17~'14.4.16	580,300
성학경	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	4,905	95	-	'06.4.17~'14.4.16	580,300
소병세	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
송성원	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	200	66	3,234	'06.4.17~'14.4.16	580,300
신현대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,000	95	3,905	'06.4.17~'14.4.16	580,300
심상필	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300
심순선	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
엄영진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
엄영훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	4,905	95	-	'06.4.17~'14.4.16	580,300
여남구	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
오해동	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	1,211	2,289	'06.4.17~'14.4.16	580,300
왕 통	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
우문균	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	3,434	66	-	'06.4.17~'14.4.16	580,300
위성욱	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
유문현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
유제환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	1,900	66	1,534	'06.4.17~'14.4.16	580,300
윤기천	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이경주	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이기옥	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이기웅	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이범일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	1,730	3,270	'06.4.17~'14.4.16	580,300
이상영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이상철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이승갑	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	5,000	-	'06.4.17~'14.4.16	580,300
이영우	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이용일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이응상	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	2,300	95	2,605	'06.4.17~'14.4.16	580,300
이인호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
이재형	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	500	95	4,405	'06.4.17~'14.4.16	580,300
이정렬	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이종식	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	3,434	66	-	'06.4.17~'14.4.16	580,300
이종인	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
이창협	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	3,365	1,635	'06.4.17~'14.4.16	580,300
이항우	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
임규호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
장충기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	30,000	-	574	29,426	'06.4.17~'14.4.16	580,300
전영목	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
전영훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	5,000	-	'06.4.17~'14.4.16	580,300
전옥표	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	1,144	2,356	-	'06.4.17~'14.4.16	580,300
전용배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	20,000	-	382	19,618	'06.4.17~'14.4.16	580,300
전준영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
정규일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
정규하	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	1,730	3,270	'06.4.17~'14.4.16	580,300
정금용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300
정기환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	300	95	4,605	'06.4.17~'14.4.16	580,300
정병기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
정사진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	800	95	4,105	'06.4.17~'14.4.16	580,300
정우인	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,000	95	3,905	'06.4.17~'14.4.16	580,300
정은승	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
정이호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,000	95	3,905	'06.4.17~'14.4.16	580,300
정일진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
정태흥	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
정현석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
조승환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
조인수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	2,500	66	934	'06.4.17~'14.4.16	580,300
조재문	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
조진호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
조한슬	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	3,500	-	'06.4.17~'14.4.16	580,300
채승기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	2,500	95	2,405	'06.4.17~'14.4.16	580,300
채종규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
채종원	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	1,000	66	2,434	'06.4.17~'14.4.16	580,300
천인석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
최광수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
최성호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
최승철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
최영준	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300
최인권	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	2,500	95	2,405	'06.4.17~'14.4.16	580,300
최재홍	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
최정혁	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	1,500	95	3,405	'06.4.17~'14.4.16	580,300
최태봉	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	3,365	1,635	'06.4.17~'14.4.16	580,300
한기엽	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
한명섭	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
한민석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	4,905	95	-	'06.4.17~'14.4.16	580,300
한민호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
한우성	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
한종수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
황득규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300
황주용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300
합 계	-	-	-	-	590,000	59,727	53,061	477,212	-	-

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.9.30일 현재 종가는 815,000원임, '관계'는 부여일 기준임.

[2009년 9월 30일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
이종석	미등기임원	2004년 10월 15일	자기주식 교부	보통주	10,000	10,000	-	-	'06.10.16~'08.10.15	460,500

※ '09.9.30일 현재 종가는 815,000원임, '관계'는 부여일 기준임.

[2009년 9월 30일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격
					부여	행사	취소			
곽영수	미등기임원	2005년 12월 20일	자기주식 교부	보통주	5,000	-	-	5,000	'07.12.21~'15.12.20	606,700
심상배	미등기임원	2005년 12월 20일	자기주식 교부	보통주	5,000	-	-	5,000	'07.12.21~'15.12.20	606,700
합 계	-	-	-	-	10,000	-	-	10,000	-	-

※ '09.9.30일 현재 종가는 815,000원임, '관계'는 부여일 기준임.

IX. 이해관계자와의 거래내용

1. 대주주등에 대한 신용공여등

가. 채무보증 내역

- 국내채무보증

당사는 삼성종합화학의 외자유치를 위한 합작법인 설립과 관련하여, 합작법인의 지분 50%를 인수하는 Total Holdings U.K Limited 사에 대하여 삼성종합화학의 주요주주인 삼성물산(주) 및 삼성테크윈(주)가 주식매매계약상의 담보책임에 대하여 계약당사자로 참여하여 연대책임을 부담하였는 바, 삼성물산(주) 및 삼성테크윈(주)가 연대보증책임을 이행한 경우에 당사 등 나머지 주주들이 각자의 상대적지분비율에 따라 그 이행에 따른 손실액을 분담하기로 약정함에 따라 발생한 지급보증입니다.

(단위 : 백만원)

성명 (법인명)	관계	거래내역				비 고
		기초	증가	감소	기말	
삼성종합화학(주)	계열회사	9,791	-	-	9,791	

- 해외채무보증

(단위 : 천$)

성명(법인명)	관계	채권자	보증기간	거래내역				비 고
				기초	증가	감소	기말	
SEA(미주총괄법인)	계열회사	SMBC 外	2011-02-13	698,000		198,000	500,000	
SAS(미국생산법인)	계열회사	Goldman Sachs 外	2030-04-01	50,000		25,000	25,000	
SEM(멕시코생판법인)	계열회사	Banamex	2011-04-23	138,235	3,641		141,876	
SAMCOL(콜럼비아판매법인)	계열회사	Citibank 外	2009-10-31	31,924		10,729	21,195	
SEDA(브라질 생판법인)	계열회사	HSBC 外	2009-10-29	111,453		28,770	82,683	
SEUK(영국판매법인)	계열회사	Santander 外	2009-12-21	145,625		145,625		
SELS(네덜란드물류법인)	계열회사	Intesa BCI	2009-10-31	105,938		105,938		
SENA(스웨덴판매법인)	계열회사	Intesa BCI	2009-10-31	25,235		25,235		
SEH(헝가리생판법인)	계열회사	KDB	2010-08-05	32,488	1,303		33,791	
SEPOL(폴란드판매법인)	계열회사	JP MORGAN 外	2009-10-31	152,509		152,509		
SESK(슬로박생산법인)	계열회사	HSBC	2009-10-31	158,200		158,200		
SELSK(슬로박LCD생산법인)	계열회사	HSBC 外	2010-08-22	123,893		87,572	36,321	
SSA(남아공판매법인)	계열회사	Citibank 外	2009-10-24	17,466	25,688		43,154	

성명(법인명)	관계	채권자	보증기간	거 래 내 역				비 고
				기초	증가	감소	기말	
SERC(러시아판매법인)	계열회사	Citibank 外	2009-10-31	133,098		103,222	29,876	
SERK(러시아생산법인)	계열회사	HSBC 外	2011-03-05	97,499	22,239		119,738	
SEKZ(카자흐판매법인)	계열회사	Citibank	2010-09-14	6,502		6,502		
SAPL(싱가폴판매법인)	계열회사	Citibank 外	2009-12-25	81,819		81,819		
SEIN(인니생판법인)	계열회사	Citibank 外	2009-12-25	34,238		34,238		
SAVINA(베트남생판법인)	계열회사	Citibank	2009-12-25	4,871		4,871		
SEV(베트남생산법인)	계열회사				2,944		2,944	
SEPCO(필리핀판매법인)	계열회사				2,740		2,740	
SJC(일본판매법인)	계열회사	Mizuho Bank 外	2009-12-28	86,543		28,620	57,923	
SYRI(일본연구법인)	계열회사	Japan Development Bank 外	2014-06-04	61,631	3,227		64,858	
합 계				2,297,167	61,782	1,196,850	1,162,099	

상기의 채무보증이외에 파나마에 소재한 SELA(Samsung Electronics Latinoamerica) 법인에 제공한 Citibank의 보증 US$ 21.6백만에 대해서 회사는 지급보증을 하고 있으며, 헝가리에 소재한 SEH(Samsung Electronics Hungarian) 법인이 헝가리정부와 체결한 투자 인센티브 계약의 이행을 보증하기 위하여 US$ 23백만의 지급보증을 제공하고 있습니다.

당사는 건별 채무보증금액이 자본금의 10% 이상일 경우 이사회 의결후 집행되며, 10% 미만시(10억이상)에는 그 결정을 경영위원회에 위임하고 있습니다.

나. 출자 및 출자지분 처분내역

(단위 : 백만원)

법 인 명	거래일자	출자지분의 종류	기초	증가	감소	기말	비 고
삼성모바일디스플레이	2009.01.02	주식(보통주)	-	798,160	-	798,160	신규출자
삼성테크윈㈜	2009.02.01	주식(보통주)	211,726	-	37,195	174,531	주식분할
삼성디지털이미징㈜	2009.02.01	주식(보통주)	-	37,195	-	37,195	주식분할
삼성엘이디㈜	2009.05.28	주식(보통주)	-	180,916	-	180,916	신규출자
SVIC 4호 투자조합	2009.09.07	주식(보통주)	98,500	-	37,331	61,169	원금회수
SVIC 14호 투자조합	2009.09.07	주식(보통주)	-	37,323	-	37,323	신규출자 및 증자
S-LCD	2009.01.08	주식(보통주)	1,750,000	200,000	-	1,950,000	증자
보광부품 1호	2009.06.10	주식(보통주)	7,500	-	7,500	-	원금회수
SEM	2009.01.14	주식(보통주)	142,558	36,376	-	178,934	증자
SEBN	2009.07.22	주식(보통주)	226,453	69,126	-	295,579	증자
SEEH	2009.09.23	주식(보통주)	-	4,214	-	4,214	신규출자
SERC	2009.01.12	주식(보통주)	46,909	93,051	-	139,960	증자
SERK	2009.01.12	주식(보통주)	125,181	93,051	-	218,232	증자
SEAH	2009.09.10	주식(보통주)	332,198	14,898	-	347,096	증자
SCT	2009.08.01	주식(보통주)	1,818	-	1,818	-	청산

※ 금액은 취득원가 기준임
※ 거래일자는 최근 거래일자임

3분기(1~9월)중 당사는 AMOLED 및 중소형 LCD사업 경쟁력 강화를 위해 삼성모바일디스플레이(SMD)에 7,982억을 신규출자 하였고, LED사업 경쟁력 강화를 위해 삼성엘이디에 1,809억을 신규출자하였습니다. S-LCD 및 6개의 현지법인에 대하여 사업경쟁력 제고 및 안정적 사업수행을 위하여 5,107억을 신규 출자 및 증자하였습니다. 그리고, SVIC 14호 투자조합에 373억 신규출자 및 증자하였습니다.
당사는 건별 타법인 출자 및 처분 금액이 자본금의 10% 이상일 경우 이사회 의결 후 집행되며, 10% 미만시(50억이상)에는 그 결정을 경영위원회에 위임하고 있습니다.

다. 유가증권 매수 또는 매도 내역

(단위 : 백만원)

성명 (법인명)	관 계	변동수량					비고
		유가증권의 종류	매수	매도	누계	매매손익	
삼성투신운용	계열회사	수익증권	1,270,000	1,490,000	2,760,000	16,348	운용사
삼성증권	계열회사	국공채	-	298	298	△23	-
합 계			1,270,000	1,490,298	2,760,298	16,325	

[Δ 는 부(-)의 수치임]

2. 대주주와의 자산양수도 등

(단위 : 백만원)

법인명	관계	거래목적	거래일자	거래일기준	거래대상물	거래금액
SEV	계열회사	자산매각	2009.09.08	매각일자	기계장치 등	2,744
SESS	계열회사	자산매각	2009.09.28	매각일자	기계장치 등	17,735
SEHZ	계열회사	자산매각	2009.04.30	매각일자	기계장치 등	275
TSEC	계열회사	자산매각	2009.04.01	매각일자	기계장치 등	1,600
TSTC	계열회사	자산매각	2009.04.15	매각일자	기계장치 등	676
SESL	계열회사	자산매각	2009.08.14	매각일자	기계장치 등	4,167
SERC	계열회사	자산매각	2009.07.28	매각일자	기계장치 등	151
광주전자	계열회사	자산매각	2009.08.31	매각일자	기계장치 등	250
삼성전기	계열회사	자산매각	2009.06.30	매각일자	기계장치 등	1,016
삼성LED	계열회사	자산매각	2009.07.27	매각일자	기계장치 등	4,124
		현물출자	2009.04.30	양도일자	기계장치 및 재고자산 등	14,121
삼성모바일						

법인명	관계	거래목적	거래일자	거래일기준	거래대상물	거래금액
디스플레이	계열회사	현물출자	2009.01.02	양도일자	기계장치 및 재고자산 등	464,355
삼성모바일 디스플레이	계열회사	자산매입	2009.09.30	매입일자	기계장치 등	536
SLCD	계열회사	자산매입	2009.09.30	매입일자	OA기기 등	135

당사는 3분기중 법인 Capa 증설 등의 목적으로 노후자산을 매각하였습니다.
또한, 기흥 소재 2라인/AMOLED 연구설비 및 천안 소재 3,4라인/CF 설비 등 총 4,644억을 SMD(Samsung Mobile Display)에 현물출자 하였습니다.

3. 대주주와의 영업거래

(단위 : 백만원)

법인명	관계	거래종류	거래기간	거래내용	거래금액
STA	계열회사	매출입 등	2009.01~2009.09	HHP 및 네트웍 장비 매출 등	7,034,140
SSI	계열회사	매출입 등	2009.01~2009.09	LCD Panel 및 반도체 칩 등	6,386,816
SLCD	계열회사	매출입 등	2009.01~2009.09	LCD Panel 등	5,958,567
SET	계열회사	매출입 등	2009.01~2009.09	LCD Panel 및 반도체 칩 등	5,321,806
SJC	계열회사	매출입 등	2009.01~2009.09	LCD Panel 및 반도체 칩 등	4,928,340
SSEG	계열회사	매출입 등	2009.01~2009.09	LCD Panel 및 반도체 칩 등	4,523,700
SEHK	계열회사	매출입 등	2009.01~2009.09	LCD Panel 및 반도체 칩 등	4,270,653

당사는 3분기중 계열회사인 STA(Samsung Telecommunications America, L.P.), SSI(Samsung Semiconductor, Inc.), SLCD(S-LCD Co.,Ltd), SET(Samsung Electronics Taiwan Co., Ltd.), SJC(Samsung Japan Co. Ltd), SSEG(Samsung Semiconductor Europe GmbH), SEHK(Samsung Electronics H.K. Company, Limited) 법인에 상기와 같이 HHP 및 네트웍 장비, LCD Panel 및 반도체 칩 등과 관련한 매출, 매입 등의 거래를 하였습니다.

4. 대주주 이외의 이해관계자와의 거래

당사는 제품경쟁력 제고 및 상생경영을 위해 3분기말 현재 협력회사에 대여금으로 1,559억, 종업원 복리후생 목적의 주택대부 대여금 등으로 70억을 종업원에게 대여해 주었습니다.

(단위 : 백만원)

성 명 (법인명)	관 계	대여금 내역					비 고
		계정과목	거래내역				
			기초잔액	증가	감소	3분기말잔액	
(주)ATEC솔루션 외	협력업체	단기대여금	76,188	93,794	125,014	44,968	
강준형 외	종업원	장기대여금	10,663	87,522	91,198	6,987	
(주)아토 외	협력업체	장기대여금	124,619	181,519	195,227	110,911	
합 계			211,470	362,835	411,439	162,866	

※ 상기 내역은 현재가치할인차금 차감 기준입니다.

X. 그 밖에 투자자 보호를 위하여 필요한 사항

1. 공시사항의 진행 · 변경상황

기 신고한 주요경영사항의 진행상황

신고일자	제 목	신 고 내 용	신고사항의 진행상황
2005년 6월 24일	소송등의 제기· 신청	Rambus사는 삼성전자에 대하여 미국 캘리포니아주 북부지법 San Jose 법정에 SDR/DDR 관련 일부 특허에 대한 특허침해소송을 제기함.	진행중
2005년 6월 24일	소송등의 제기· 신청	Rambus사는 삼성전자에 대하여 미국 캘리포니아주 북부지법 San Francisco 법정에 DDR2 관련 일부 특허에 대한 특허침해소송을 제기함.	진행중
2008년 2월 26일	기타 주요경영사항(자율공시) - 삼성자동차 약정금 등 청구의 소 1심 판결에 대한 항소 제기	당사 포함 28개 삼성그룹 계열사가 삼성자동차(주) 채권금융기관들과 삼성자동차(주) 처리와 관련하여 1999년 9월 작성한 합의서와 관련, 채권단이 '05.12.22일 제기한 약정금 등 청구의 소 1심 판결('08. 2. 14)에 대한 항소를 제기함.	진행중
2008년 5월 16일	소송등의 제기· 신청	당사 포함 28개 삼성그룹 계열사가 삼성자동차(주) 채권금융 기관들과 삼성자동차(주) 처리와 관련하여 1999년 9월 작성한 합의서와 관련, 채권단이 '05.12.22일 제기한 약정금 등 청구의 소 1심 판결('08.2.14)에 대한 항소를 제기함.	진행중 (삼성자동차 채권단도 2/27일자로 1심 판결에 대한 항소를 제기하였고, 당사는 5/16일자로 항소장을 송달받음)
2009년 7월 16일	조회공시 요구 (풍문· 보도)에 대한 답변 (미확정) - LCD 라인 증설 보도에 대한 조회공시 답변	LCD 라인 증설에 대하여 검토중에 있으나, 현재 확정된 바는 없음. 추후 구체적인 내용이 결정되는 시점 또는 6개월 이내에 再공시하겠음.	검토중
2009년 9월 28일	조회공시 요구 (풍문· 보도)에 대한 답변 (미확정) - 삼성디지털이미징(주)와 합병 추진 보도에 대한 조회공시 답변	· 양사간 협력 강화를 위해 합병을 포함한 구체적인 협력 방안에 관하여 검토중에 있으나, 현재 확정된 바는 없음. 추후 구체적인 내용이 결정되는 시점 또는 6개월 이내에 再공시 하겠음.	검토중

2. 주주총회 의사록 요약

주총일자	안 건	결의내용
제40기 정기주주총회 ('09.3.13)	1. 제40기 대차대조표, 손익계산서 및 이익잉여금처분계산서(안) 승인의 건 2. 이사 선임의 건 2-1호 : 사외이사 선임의 건 2-2호 : 사내이사 선임의 건 2-3호 : 감사위원회 위원 선임의 건 3. 이사 보수한도 승인의 건	○ 원안대로 통과 ○ 원안대로 통과 ○ 원안대로 통과
제39기 정기주주총회 ('08.3.28)	1. 제39기 대차대조표, 손익계산서 및 이익잉여금처분계산서(안) 승인의 건 2. 이사 보수한도 승인의 건	○ 원안대로 통과 ○ 원안대로 통과
	1. 제38기 대차대조표, 손익계산서 및	○ 원안대로 통과

주총일자	안 건	결의내용
제38기 정기주주총회 ('07.2.28)	이익잉여금처분계산서(안) 승인의 건 2. 이사 선임의 건 2-1호 : 사외이사 선임의 건 2-2호 : 사내이사 선임의 건 2-3호 : 감사위원회 위원 선임의 건 3. 이사 보수한도 승인의 건	○ 원안대로 통과 ○ 원안대로 통과

3. 중요한 소송사건

- 삼성자동차의 채권금융기관들(이하 "채권금융기관들")은 삼성자동차의 회사정리절차에 관하여 체결된 1999년 8월 24일자 합의서를 원인으로 하여, 당사를 포함한 28개 삼성계열사들 및 이건희 전회장이 연대하여 2조 4,500억원 및 위약금과 이에 대한 지연손해금을 지급할 것을 청구하는 소송을 제기하여 2008년 1월 31일 서울지방법원의 판결이 선고되었습니다. 제1심 판결은 채권단이 이미 매각한 1,165,955주를 제외한 삼성생명 주식 2,334,045주를 처분하여 약 1조 6,338억원을 한도로 채권단에게 지급하고 이 전회장이 채권단에게 증여한 삼성생명 주식 등의 처분대금이 2조4,500억원에 부족할 경우 그 부족액만큼 원고들에 대하여 자본출자 의무 또는 후순위채권 매입 의무가 있음을 확인하며 약 1조 6,338억원에 대해 2001년 1월 1일 이후부터 의무이행 완료일까지 연 6%의 지연손해금을 지급하라는 등의 내용으로 이루어져있습니다.

이러한 판결에 대하여 당사를 포함한 삼성계열사들 및 이 전회장 그리고 채권금융기관들이 모두 항소를 제기하여 현재 서울고등법원에 2심 소송이 계류중에 있습니다. 현재로서는 동 소송의 최종결과를 예측하기 어려우며, 당사가 부담할 금액의 불확실성으로 인하여 당사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

- 당사와 일부 해외법인은 TFT-LCD, DRAM, SRAM 및 Flash Memory의 판매와 관련하여 미국 법무부(Department of Justice) 또는 유럽위원회(European Commission) 등 독점금지 당국으로부터 조사를 받고 있으며, 미국의 구매자들로부터 민사상 손해배상청구 집단소송을 제기 당하였습니다. 현재는 조사 및 소송이 진행중이며, 향후 결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

- 3분기말 현재 당사는 해외에 소재하고 있는 Sharp Corporation 등 26개사 (이상: 피고), Spansion Inc. 등 5개사 (이상:원고)와 특허 침해 관련 소송에 계류 중에 있습니다.

- 기타 국내외소송
3분기말 현재 상기 소송 이외에 국내외에서 계류중인 소송사건 중 당사가 원고로 계류 중인 소송사건은 6건(소송가액: 134,856백만원)이며, 피고로 계류 중인 소송사건은 19건 (소송가액: 7,234백만원, 4건에 대해서는 소송가액 미확정) 입니다

(단위 : 백만원)

소송당사자	소송명	계류법원	소송기간	소송금액	소송내용	진행상황
서울세관장外2 (피고)	관세등 부과처분취소	서울고등법원	2008.3~	131,110	MCP 관련 관세 등 부과처분 취소 청구	'09.10.15 심리 불속행 기각 (3심 당사승소)
기 타 24건				10,980		진행중
합 계				142,090		

4. 공모자금 사용내역 (해당사항 없음)

(단위 : 원)

구 분	납입일	납입금액	신고서상 자금사용 계획	실제 자금사용 현황
-	-	-	-	-
-	-	-	-	-

5. 채무보증내역

IX. 이해관계자와의 거래내용의 1의 가 항목을 참고하시기 바랍니다.

6. 제재현황등 그 밖의 사항

당사는 공정거래위원회로부터 2008년 4월 3일 하도급거래 공정화에 관한 법률 위반으로 시정명령 및 과징금(11,575백만원)을 받은 바 있고, 임원 2인도 과태료(각 20백만원) 처분을 받은 바 있습니다. 당사 및 관련 임원은 상기 제재 건에 소송을 제기하여 현재 법원에 소송 계속중에 있습니다.

또한, 당사는 공정거래위원회로부터 2009년 8월 25일 부당한 공동행위 혐의로 시정명령 및 과징금(1,637백만원)을 받은 바 있습니다.
당사는 상기 제재 건에 이의를 제기하여 현재 공정위가 심사중에 있습니다.

XI. 부속명세서

재무상태표(대차대조표)

제41기 3분기 2009년 09월 30일 현재

제40기 2008년 12월 31일 현재

제39기 2007년 12월 31일 현재

(단위 : 백만원)

과 목	제41기 3분기말	제40기말	제39기말
자산			
Ⅰ.유동자산	24,705,123	17,790,813	16,621,081
(1)당좌자산	20,661,525	13,973,062	13,283,209
1.현금및현금성자산	2,079,190	2,360,190	2,026,791
2.단기금융상품	5,956,624	3,306,326	4,862,869
3.단기매도가능증권	756,086	982,067	922,833
4.매출채권	7,249,572	3,089,840	1,780,507
5.미수금	914,881	1,002,962	813,723
6.선급금	1,172,912	1,067,955	859,713
7.선급비용	817,116	437,282	407,082
8.단기이연법인세자산	939,254	1,366,927	1,241,636
9.단기금융리스채권	148,901	118,849	112,295
10.기타당좌자산	626,989	240,664	255,760
(2)재고자산	4,043,598	3,817,751	3,337,872
Ⅱ.비유동자산	56,055,849	54,728,407	48,604,171
(1)투자자산	25,806,081	21,653,050	17,121,525
1.장기매도가능증권	1,309,434	1,128,853	1,936,176
2.지분법적용투자주식	24,379,901	20,390,192	15,008,462
3.장기대여금	116,746	134,005	176,887
(2)유형자산	27,996,141	31,249,823	29,777,382
(3)무형자산	647,531	653,059	568,316
(4)기타비유동자산	1,606,096	1,172,475	1,136,948
1.장기성매출채권	57,377	17,126	27,287
2.장기금융리스채권	325,598	406,229	245,410
3.보증금	416,660	438,014	428,133
4.장기선급비용	806,461	311,106	436,118
자산총계	80,760,972	72,519,220	65,225,252

과 목	제41기 3분기말	제40기말	제39기말
부채			
Ⅰ.유동부채	14,223,633	11,721,362	10,802,346
(1)매입채무	4,677,236	2,388,104	1,935,663
(2)미지급금	3,345,529	3,787,431	2,958,521
(3)선수금	619,747	564,688	528,168
(4)예수금	255,483	245,011	159,517
(5)미지급비용	4,445,110	3,836,708	3,764,628
(6)제품보증충당부채	238,731	332,795	306,516
(7)미지급법인세	419,279	412,368	1,114,048
(8)선수수익	216,821	148,248	30,815
(9)유동성사채	5,697	6,009	4,470
Ⅱ.비유동부채	2,596,755	2,684,368	2,862,282
(1)사채	102,545	108,170	83,815
(2)장기미지급금	702,161	507,921	439,047
(3)장기미지급비용	311,393	176,916	39,174
(4)장기선수금	0	0	168,650
(5)퇴직급여충당부채	708,046	697,189	623,147
(6)장기이연법인세부채	772,610	1,194,172	1,508,449
부채총계	16,820,388	14,405,730	13,664,628
자본			
Ⅰ.자본금	897,514	897,514	897,514
(1)보통주자본금	778,047	778,047	778,047
(2)우선주자본금	119,467	119,467	119,467
Ⅱ.자본잉여금	6,581,346	6,589,580	6,574,996
(1)주식발행초과금	4,403,893	4,403,893	4,403,893
(2)기타자본잉여금	2,177,453	2,185,687	2,171,103
Ⅲ.자본조정	(8,274,949)	(8,597,013)	(8,747,381)
(1)자기주식	(8,439,169)	(8,910,135)	(9,157,492)
(2)주식선택권	225,704	385,957	475,197
(3)기타자본조정	(61,484)	(72,835)	(65,086)
Ⅳ.기타포괄손익누계액	3,533,818	3,807,357	1,872,818
(1)매도가능증권평가이익	710,427	579,182	1,083,147
(2)매도가능증권평가손실	0	0	(143)
(3)지분법자본변동	2,885,420	3,262,583	966,353
(4)부의지분법자본변동	(62,029)	(34,408)	(176,539)
Ⅴ.이익잉여금(결손금)	61,202,855	55,416,052	50,962,677

과 목	제41기 3분기말	제40기말	제39기말
(1)법정적립금	450,789	450,789	450,789
(2)임의적립금	54,229,792	49,413,760	43,263,294
(3)미처분이익잉여금	6,522,274	5,551,503	7,248,594
자본총계	63,940,584	58,113,490	51,560,624
부채와자본총계	80,760,972	72,519,220	65,225,252

※ 재무상태표의 주석은 제41기 3분기 검토보고서 및 제40기, 제39기 감사보고서의 주석사항 참조

※ 제40기 재무제표는 기업회계기준서 제15호 '지분법' 의 개정에 따라 기타포괄손익누계액으로 계상되던 투자차액 등을 자본잉여금 및 자본조정으로 분류하고, 비교표시된 제39기 재무제표는 기업회계기준서 제1호에 따라 재작성됨

손익계산서

제41기 3분기 2009년 01월 01일 부터 2009년 09월 30일 까지
제40기 3분기 2008년 01월 01일 부터 2008년 09월 30일 까지
제40기 2008년 01월 01일 부터 2008년 12월 31일 까지
제39기 2007년 01월 01일 부터 2007년 12월 31일 까지

(단위 : 백만원)

과 목	제41기 3분기		제40기 3분기		제40기 연간	제39기 연간
	3개월	누적	3개월	누적		
Ⅰ.매출액	24,861,999	64,447,860	19,256,170	54,502,614	72,952,991	63,175,968
Ⅱ.매출원가	18,156,148	50,303,664	14,961,461	40,415,558	55,380,601	46,846,546
Ⅲ.매출총이익(손실)	6,705,851	14,144,196	4,294,709	14,087,056	17,572,390	16,329,422
Ⅳ.판매비와관리비	3,938,457	10,165,590	3,271,318	9,015,857	13,438,320	10,386,567
Ⅴ.영업이익(손실)	2,767,394	3,978,606	1,023,391	5,071,199	4,134,070	5,942,855
Ⅵ.영업외수익	3,254,736	9,979,970	1,781,236	4,219,554	7,609,996	4,162,084
1.이자수익	65,999	163,237	94,604	285,087	400,985	278,731
2.배당금수익	0	23,466	0	23,694	23,694	14,252
3.수수료수익	26,273	60,424	19,192	61,177	73,623	339,496
4.임대료	23,953	71,317	14,738	44,987	60,459	52,888
5.매도가능증권처분이익	1,697	22,049	14,319	39,303	93,446	38,511
6.외환차익	907,371	4,302,956	893,539	1,432,901	4,049,633	347,061
7.외화환산이익	662,140	1,324,085	126,010	212,951	276,191	48,573
8.지분법이익	1,559,112	3,678,659	475,175	1,759,159	2,165,729	2,627,165
9.유형자산처분이익	8,191	142,755	48,254	88,126	105,868	101,605
10.기타영업외수익	0	191,022	95,405	272,169	360,368	313,802
Ⅶ.영업외비용	1,749,172	6,476,574	1,403,741	2,699,950	5,835,845	1,474,935
1.이자비용	30,541	73,313	12,543	38,553	49,972	47,829
2.매출채권처분손실	31,035	107,443	58,076	160,673	234,235	284,204
3.외환차손	1,054,166	4,693,812	763,453	1,471,881	4,201,938	457,020
4.외화환산손실	497,703	1,079,691	360,688	564,140	629,941	46,048
5.지분법손실	94,699	329,025	110,237	268,488	373,539	262,284
6.기부금	14,985	40,053	54,403	81,885	138,907	182,565
7.유형자산처분손실	5,886	30,225	8,386	25,661	37,064	55,685
8.기타영업외비용	20,157	123,012	35,955	88,669	170,249	139,300
Ⅷ.법인세비용차감전순이익(손실)	4,272,958	7,482,002	1,400,886	6,590,803	5,908,221	8,630,004
Ⅸ.법인세비용	549,924	886,252	182,218	1,042,659	382,317	1,204,988
Ⅹ.당기순이익(손실)	3,723,034	6,595,750	1,218,668	5,548,144	5,525,904	7,425,016
Ⅺ.주당손익						
1.기본주당순이익	25,227원	44,845원	8,298원	37,856원	37,684원	49,532원
2.희석주당순이익	25,111원	44,638원	8,222원	37,482원	37,340원	48,954원

※ 기본주당순이익, 희석주당순이익의 산출근거는 제41기 3분기, 제40기 3분기 검토보고서 및 제40기, 제39기 감사보고서의 주석사항 참조

※ 손익계산서의 주석은 제41기 3분기, 제40기 3분기 검토보고서 및 제40기, 제39기 감사보고서의 주석사항 참조

이익잉여금처분계산서/결손금처리계산서

제40기 2008년 01월 01일 부터 2008년 12월 31일 까지 (처분확정일 : 2009년 03월 13일)

제39기 2007년 01월 01일 부터 2007년 12월 31일 까지 (처분확정일 : 2008년 03월 28일)

(단위 : 백만원)

과 목	제40기	제39기
I.미처분이익잉여금(미처리결손금)	5,551,503	7,248,594
1.전기이월이익잉여금	30	(103,386)
2.회계정책변경누적효과	98,980	0
3.중간배당액 제40기주당배당금(률):500원(10%) 제39기주당배당금(률):500원(10%)	(73,411)	(73,036)
4.당기순이익	5,525,904	7,425,016
II.이익잉여금처분액	5,551,473	7,248,564
1.기업합리화적립금	1,000,000	1,000,000
2.배당금	735,441	1,098,099
가.현금배당	735,441	1,098,099
주당배당금(률) 제40기보통주-5,000원(100%) 우선주-5,050원(101%) 제39기보통주-7,500원(150%) 우선주-7,550원(151%)		
3.연구및인력개발준비금	3,000,000	4,000,000
4.자사주처분손실준비금	0	550,000
5.시설적립금	816,032	600,465
III.차기이월미처분이익잉여금(미처리결손금)	30	30

※ 이익잉여금처분계산서의 주석은 제40기, 제39기 감사보고서의 주석사항 참조

자본변동표

제41기 3분기 2009년 01월 01일 부터 2009년 09월 30일 까지
제40기 3분기 2008년 01월 01일 부터 2008년 09월 30일 까지
제40기 2008년 01월 01일 부터 2008년 12월 31일 까지
제39기 2007년 01월 01일 부터 2007년 12월 31일 까지

(단위 : 백만원)

구 분	자본금	자본잉여금	자본조정	기타포괄손익누계액	이익잉여금	총 계
2007.01.01(제39기초)	897,514	6,367,244	(6,980,870)	516,520	44,460,189	45,260,597
1.회계정책변경누적효과(재작성)				40,404	(103,417)	(63,013)
2.회계정책변경누적효과(기초반영)						
3.수정후기초자본	897,514	6,367,244	(6,980,870)	556,924	44,356,772	45,197,584
4.연차배당					(746,075)	(746,075)
5.처분후이익잉여금					43,610,697	44,451,509
6.중간배당					(73,036)	(73,036)
7.재평가자산처분에따른법인세효과		(136)				(136)
8.자기주식의취득			(1,825,395)			(1,825,395)
9.자기주식의처분		(5,978)	187,925			181,947
10.주식선택권		2,403	(63,955)			(61,552)
11.매도가능증권평가				574,106		574,106
12.지분법평가		211,463	(65,086)	741,788		888,165
13.당기순이익					7,425,016	7,425,016
2007.12.31(제39기말)	897,514	6,534,996	(8,747,381)	1,872,818	50,962,677	51,560,624
2008.01.01(제40기초)	897,514	6,363,533	(8,682,295)	2,019,195	50,962,677	51,560,624
1.회계정책변경누적효과(재작성)		211,463	(65,086)	(146,377)		
2.회계정책변경누적효과(기초반영)		(1)		1,950	98,980	100,929
3.수정후기초자본	897,514	6,574,995	(8,747,381)	1,874,768	51,061,657	51,661,553
4.연차배당					(1,098,098)	(1,098,098)
5.처분후이익잉여금					49,963,559	50,563,455
6.중간배당					(73,411)	(73,411)
7.재평가자산처분에따른법인세효과		(153)				(153)
8.자기주식의취득						
9.자기주식의처분		4,039	247,357			251,396
10.주식선택권		2,306	(89,240)			(86,934)
11.매도가능증권평가				(503,822)		(503,822)
12.지분법평가		8,393	(7,749)	2,436,411		2,437,055
13.당기순이익					5,525,904	5,525,904
2008.12.31(제40기말)	897,514	6,589,580	(8,597,013)	3,807,357	55,416,052	58,113,490
2008.01.01(제40기초)	897,514	6,363,533	(8,682,295)	2,019,195	50,962,677	51,560,624

구 분	자본금	자본잉여금	자본조정	기타포괄손익누계액	이익잉여금	총 계
1.회계정책변경누적효과 (재작성)		211,463	(65,086)	(146,377)		
2.회계정책변경누적효과 (기초반영)		(1)		1,950	98,980	100,929
3.수정후기초자본	897,514	6,574,995	(8,747,381)	1,874,768	51,061,657	51,661,553
4.연차배당					(1,098,098)	(1,098,098)
5.처분후이익잉여금					49,963,559	50,563,455
6.중간배당					(73,411)	(73,411)
7.재평가자산처분에따른법인세효과		(156)				(156)
8.자기주식의취득						
9.자기주식의처분		4,365	228,427			232,792
10.주식선택권		2,305	(82,860)			(80,555)
11.매도가능증권평가				(271,064)		(271,064)
12.지분법평가		11,507	1,493	2,125,656		2,138,656
13.당기순이익					5,548,144	5,548,144
2008.09.30(제40기3분기말)	897,514	6,593,016	(8,600,321)	3,729,360	55,438,292	58,057,861
2009.01.01(제41기초)	897,514	6,589,580	(8,597,013)	3,807,357	55,416,052	58,113,490
1.회계정책변경누적효과 (재작성)						
2.회계정책변경누적효과 (기초반영)						
3.수정후기초자본						
4.연차배당					(735,440)	(735,440)
5.처분후이익잉여금					54,680,612	57,378,050
6.중간배당					(73,507)	(73,507)
7.재평가자산처분에따른법인세효과						
8.자기주식의취득						
9.자기주식의처분		(4,607)	470,966			466,359
10.주식선택권			(160,254)			(160,254)
11.매도가능증권평가				131,244		131,244
12.지분법평가		(3,627)	11,352	(404,783)		(397,058)
13.당기순이익					6,595,750	6,595,750
2009.09.30(제41기3분기말)	897,514	6,581,346	(8,274,949)	3,533,818	61,202,855	63,940,584

현금흐름표

제41기 3분기 2009년 01월 01일 부터 2009년 09월 30일 까지
제40기 3분기 2008년 01월 01일 부터 2008년 09월 30일 까지
제40기 2008년 01월 01일 부터 2008년 12월 31일 까지
제39기 2007년 01월 01일 부터 2007년 12월 31일 까지

(단위 : 백만원)

과 목	제41기 3분기	제40기 3분기	제40기 연간	제39기 연간
Ⅰ.영업활동으로인한현금흐름	6,467,596	9,200,553	10,633,298	13,264,315
1.당기순이익(손실)	6,595,750	5,548,144	5,525,904	7,425,016
2.현금의유출이없는비용등의가산	7,849,014	7,331,458	9,919,386	8,519,427
가.감가상각비	5,642,372	5,537,494	7,463,572	6,909,013
나.무형자산상각비	119,730	115,194	155,612	147,778
다.퇴직급여	340,610	383,933	463,611	516,099
라.대손상각비	46,305	29,308	20,108	3,961
마.매출채권처분손실	107,443	160,673	234,235	284,204
바.외화환산손실	1,079,691	564,140	629,941	46,048
사.지분법손실	329,025	268,488	373,539	262,284
아.유형자산처분손실	30,225	25,661	37,064	55,685
자.재고자산폐기손실등	1,567	205,109	506,319	247,552
차.이연법인세자산(부채)으로인한법인세비용의증가	41,370			
카.기타현금의유출이없는비용등의가산	110,676	41,458	35,385	46,803
3.현금의유입이없는수익등의차감	(4,820,374)	(2,169,905)	(2,378,675)	(2,173,385)
가.외화환산이익	1,324,085	212,951	276,191	48,359
나.지분법이익	3,308,291	1,759,159	1,481,624	1,836,752
다.유형자산처분이익	142,755	88,126	105,868	101,605
라.매도가능증권처분이익	22,049	39,303	93,446	38,511
마.이연법인세자산(부채)으로인한법인세비용의감소		58,073	404,303	118,526
바.기타현금의유입이없는수익등의차감	23,194	12,293	17,243	29,632
4.영업활동으로인한자산· 부채의변동	(3,156,794)	(1,509,144)	(2,433,317)	(506,743)
가.매출채권의증가	(4,388,806)	(2,269,051)	(1,600,259)	(215,833)
나.미수금의감소(증가)	76,972	(21,918)	(186,308)	56,647
다.선급금의증가	(105,050)	(187,301)	(207,761)	(309,045)
라.선급비용의감소(증가)	714,089	(28,108)	187,555	161,885
마.재고자산의증가	(281,487)	(1,144,113)	(986,198)	(365,950)
바.금융리스채권의감소	114,271	86,481	115,941	89,840
사.장기선급비용의증가	(1,589,289)	(94,902)	(92,743)	(108,355)
아.매입채무의증가	2,242,222	1,916,139	560,376	61,372
자.미지급금의증가(감소)	(1,250,757)	430,709	658,656	(528,088)
차.선수금의증가(감소)	54,564	(11,094)	(131,635)	25,756
카.예수금의증가	10,473	21,831	85,494	23,452
타.미지급비용의증가(감소)	850,410	(210,885)	(482,011)	678,522
파.미지급법인세의증가(감소)	6,911	(213,228)	(703,364)	(22,575)

과 목	제41기 3분기	제40기 3분기	제40기 연간	제39기 연간
하.선수수익의증가	68,573	10,779	117,433	8,173
거.장기미지급금의증가	963,557	144,716	152,354	198,197
너.장기미지급비용의증가	234,269	133,746	408,444	198,590
더.제품보증충당부채의증가(감소)	(94,064)	51,053	26,279	70,710
러.퇴직금의지급	(388,951)	(196,344)	(253,723)	(288,015)
머.퇴직보험예치금의감소(증가)	75,709	55,965	(138,711)	(228,336)
버.기타영업활동으로인한자산부채의변동	(470,410)	16,381	36,864	(13,690)
II.투자활동으로인한현금흐름	(6,245,360)	(8,138,687)	(9,289,692)	(9,688,355)
1.투자활동으로인한현금유입액	2,325,247	3,707,381	5,639,538	4,029,562
가.단기금융상품의순감소			1,497,692	
나.단기매도가능증권의처분	1,914,544	2,743,928	3,576,436	3,028,477
다.단기대여금의감소	166,571	84,273	98,101	123,352
라.장기매도가능증권의처분	1,050	6,599	99,247	21,901
마.보증금의감소	120,810	71,004	88,276	92,404
바.유형자산의처분	50,168	206,443	256,027	420,187
사.지분법적용투자주식의처분등	44,832	591,013	18,914	340,303
아.기타투자활동으로인한현금유입액	27,272	4,121	4,845	2,938
2.투자활동으로인한현금유출액	(8,570,607)	(11,846,068)	(14,929,230)	(13,717,917)
가.단기금융상품의순증가	2,650,298	107,228		1,527,728
나.단기매도가능증권의취득	1,674,993	2,810,000	3,580,000	1,842,360
다.지분법적용투자주식의취득	1,058,545	847,095	1,531,455	1,515,318
라.장기대여금의증가	113,215	48,376	55,421	76,613
마.보증금의증가	99,583	74,978	98,002	74,212
바.유형자산의취득	2,859,539	7,842,635	9,488,552	8,512,340
사.무형자산의취득	109,130	115,420	163,198	148,591
아.기타투자활동으로인한현금유출액	5,304	336	12,602	20,755
III.재무활동으로인한현금흐름	(503,236)	(1,017,618)	(1,010,207)	(2,527,158)
1.재무활동으로인한현금유입액	304,634	153,891	165,994	117,347
가.주식매수선택권의행사로인한자기주식의처분	304,634	153,891	165,994	117,347
2.재무활동으로인한현금유출액	(807,870)	(1,171,509)	(1,176,201)	(2,644,505)
가.현금배당금의지급	807,870	1,171,509	1,171,509	819,110
나.자기주식의취득				1,825,395
다.유동성장기부채의상환			4,692	
IV.현금의증가(감소)	(281,000)	44,248	333,399	1,048,802
V.기초의현금	2,360,190	2,026,791	2,026,791	977,989
VI.기말의현금	2,079,190	2,071,039	2,360,190	2,026,791

※ 현금흐름표의 주석은 제40기, 제39기 감사보고서의 주석사항 참조

2. 연결재무제표

(1) 연결대차대조표

제 40 기 2008. 12. 31 현재

제 39 기 2007. 12. 31 현재

제 38 기 2006. 12. 31 현재

(단위 : 백만원)

과 목	제 40 기	제 39 기	제 38 기
자 산			
Ⅰ. 유 동 자 산	48,968,556	41,901,014	34,988,905
(1) 당 좌 자 산	39,475,949	33,932,211	28,235,460
1. 현금및현금성자산	8,814,638	5,831,989	4,222,027
2. 단기금융상품	3,591,337	5,061,898	3,504,366
3. 단기매도가능증권	982,067	922,833	2,058,781
4. 매 출 채 권	12,043,979	11,125,132	9,089,452
5. 미 수 금	1,558,279	989,143	972,426
6. 선 급 금	1,357,964	1,043,130	684,123
7. 선 급 비 용	1,931,499	1,292,315	1,018,602
8. 단기이연법인세자산	2,135,068	1,537,946	1,469,973
9. 기타당좌자산	794,606	552,819	628,738
10. 단기대출채권	6,266,512	5,575,006	4,586,972
(2) 재 고 자 산	9,492,607	7,968,803	6,753,445
Ⅱ. 비 유 동 자 산	56,332,094	51,474,122	46,377,301
(1) 투 자 자 산	11,377,727	11,796,347	10,302,531
1. 장기매도가능증권	2,618,262	3,712,322	2,557,004
2. 장기만기보유증권	334,460	147,287	197,680

과 목	제 40 기	제 39 기	제 38 기
3. 지분법적용투자주식	4,356,862	3,782,413	3,393,617
4. 기타투자자산	363,351	354,370	347,695
5. 장기대출채권	3,704,792	3,799,955	3,806,535
(2) 유 형 자 산	42,496,311	37,380,644	33,784,615
(3) 무 형 자 산	787,249	704,627	658,385
(4) 기타비유동자산	1,670,807	1,592,504	1,631,770
1. 보 증 금	895,245	793,737	790,034
2. 장기선급비용	368,875	489,775	472,275
3. 장기이연법인세자산	379,087	266,280	353,027
4. 기타비유동자산	27,600	42,712	16,434
자 산 총 계	105,300,650	93,375,136	81,366,206
부 채			
Ⅰ. 유 동 부 채	32,207,070	29,795,976	25,522,871
1. 매 입 채 무	5,587,137	6,037,864	4,578,915
2. 단 기 차 입 금	9,026,630	8,453,099	7,360,778
3. 미 지 급 금	5,114,567	3,861,661	3,609,419
4. 선 수 금	761,625	818,636	518,418
5. 예 수 금	576,883	389,029	298,110
6. 미 지 급 비 용	7,907,197	6,777,936	5,011,755
7. 미지급법인세	675,553	1,343,941	1,263,088
8. 유동성장기부채	2,263,380	1,987,148	2,771,866

과 목	제 40 기	제 39 기	제 38 기
9. 단기이연법인세부채	2,475	4,639	7,839
10. 기타유동부채	291,623	122,023	102,683
II. 비 유 동 부 채	10,169,626	7,607,252	7,903,468
1. 사 채	4,327,720	2,951,678	3,937,455
2. 장기차입금	1,836,930	1,120,708	407,011
3. 장기미지급금	673,760	638,734	641,064
4. 장기미지급비용	177,774	43,005	276,019
5. 퇴직급여충당부채	850,233	739,936	721,205
6. 장기이연법인세부채	1,486,287	1,465,555	1,182,262
7. 기타비유동부채	816,922	647,636	738,452
부 채 총 계	42,376,696	37,403,228	33,426,339
자 본			
지배회사지분	58,117,009	51,665,687	45,264,411
I. 자 본 금	897,514	897,514	897,514
1. 보통주자본금	778,047	778,047	778,047
2. 우선주자본금	119,467	119,467	119,467
II. 연결자본잉여금	6,588,861	6,574,995	6,364,604
III. 연결자본조정	(8,597,013)	(8,747,381)	(6,994,210)
1. 자 기 주 식	(8,910,135)	(9,157,492)	(7,520,023)
2. 주식선택권	385,957	475,197	539,152
3. 기타자본조정	(72,835)	(65,086)	(13,339)

과 목	제 40 기	제 39 기	제 38 기
IV.연결기타포괄손익누계액	3,808,076	1,875,385	532,820
1. 매도가능증권평가이익	852,504	1,430,806	733,050
2. 매도가능증권평가손실	(1,722)	(1,350)	(1,933)
3. 지분법자본변동	257,328	251,591	141,958
4. 부의지분법자본변동	(13,441)	(8,017)	(43,887)
5. 해외사업환산이익	2,730,288	202,697	-
6. 해외사업환산손실	-	-	(293,812)
7. 파생상품평가손실	(16,881)	(342)	(2,556)
V. 연결이익잉여금	55,419,571	51,065,174	44,463,683
1. 법정적립금	450,789	450,789	655,604
2. 임의적립금	49,413,760	43,263,294	35,952,854
3. 미처분연결이익잉여금	5,555,022	7,351,091	7,855,225
소수주주지분	4,806,945	4,306,221	2,675,456
자 본 총 계	62,923,954	55,971,908	47,939,867
부채와 자본총계	105,300,650	93,375,136	81,366,206

(2) 연결손익계산서

제 40 기 (2008. 1. 1 부터 2008. 12. 31 까지)

제 39 기 (2007. 1. 1 부터 2007. 12. 31 까지)

제 38 기 (2006. 1. 1 부터 2006. 12. 31 까지)

(단위 : 백만원)

과 목	제 40 기	제 39 기	제 38 기
Ⅰ. 매 출 액	121,294,319	98,507,817	85,834,604
Ⅱ. 매 출 원 가	89,762,355	70,880,912	60,055,925
Ⅲ. 매 출 총 이 익	31,531,964	27,626,905	25,778,679
Ⅳ. 판매비와관리비	25,500,101	18,653,619	16,649,654
Ⅴ. 영 업 이 익	6,031,863	8,973,286	9,129,025
Ⅵ. 영 업 외 수 익	10,824,270	4,144,939	3,265,290
1. 이 자 수 익	614,206	465,202	364,614
2. 배 당 금 수 익	25,233	18,402	19,555
3. 수 수 료 수 익	93,473	54,201	59,866
4. 임 대 료	52,561	42,753	39,669
5. 매도가능증권처분이익	94,930	62,991	59,171
6. 외 환 차 익	7,238,637	1,831,629	1,328,344
7. 외화환산이익	444,663	127,891	191,178
8. 지 분 법 이 익	1,047,224	652,500	551,057
9. 유형자산처분이익	110,962	107,542	84,629
10. 기타영업외수익	1,102,381	781,828	567,207
Ⅶ. 영 업 외 비 용	10,278,358	3,485,352	2,566,669
1. 이 자 비 용	670,271	590,515	563,899
2. 매도가능증권처분손실	26,991	1,768	3,645
3. 외 환 차 손	7,597,640	1,849,002	1,257,136

과 목	제 40 기	제 39 기	제 38 기
4. 외화환산손실	933,940	116,231	109,444
5. 지 분 법 손 실	209,357	274,874	31,396
6. 기 부 금	150,790	192,441	183,618
7. 유형자산처분손실	62,292	71,964	54,270
8. 기타영업외비용	627,077	388,557	363,261
Ⅷ. 법인세비용차감전순이익	6,577,775	9,632,873	9,827,646
Ⅸ. 법 인 세 비 용	687,561	1,709,892	1,633,987
Ⅹ. 당 기 순 이 익	5,890,214	7,922,981	8,193,659
1. 지배회사지분순이익	5,525,904	7,420,579	7,926,087
2. 소수주주지분순이익	364,310	502,402	267,572
ⅩⅠ. 지배회사지분순이익의 주당이익			
1. 기본주당순이익(단위:원)	37,684	49,502	52,880
2. 희석주당순이익(단위:원)	37,340	48,924	52,120

(3) 연결자본변동표

제 40 기 2008. 1. 1 부터 2008. 12. 31 까지
제 39 기 2007. 1. 1 부터 2007. 12. 31 까지
제 38 기 2006. 1. 1 부터 2006. 12. 31 까지

(단위 : 백만원)

과 목	자 본 금	연 결 자본잉여금	연 결 자본조정	연 결 기타포괄 손익누계액	연 결 이 익 잉여금	소 수 주 주 지 분	총 계
2006.1.1(전전기초)	897,514	6,338,460	(5,343,046)	445,333	37,369,265	1,899,885	41,607,411
연차배당					(757,403)		(757,403)
처분후 이익잉여금					36,611,862	1,899,885	40,850,008
중간배당					(74,386)		(74,386)
유상증자등		(398)					(398)
연결실체의 변동		2,284				1,805	4,089
연결당기순이익					7,926,087	267,572	8,193,659
자기주식의 취득			(1,812,879)				(1,812,879)
자기주식의 처분		4,366	263,634				268,000
주식선택권		664	(77,672)				(77,008)
매도가능증권평가				194,776			194,776
지분법평가				38,656			38,656
기타		19,228	(24,247)	(145,945)	120	506,194	355,350
2006.12.31(전전기말)	897,514	6,364,604	(6,994,210)	532,820	44,463,683	2,675,456	47,939,867
2007.1.1(전기초)	897,514	6,364,604	(6,994,210)	532,820	44,463,683	2,675,456	47,939,867
연차배당					(746,075)	(5,888)	(751,963)
처분후 이익잉여금					43,717,608	2,669,568	47,187,904
중간배당					(73,036)	(21,793)	(94,829)
유상증자등		185,395				879,367	1,064,762
종속회사 주식의 처분		90,365				55,465	145,830
연결실체의 변동		17,970					17,970
연결당기순이익					7,420,579	502,402	7,922,981
자기주식의 취득			(1,825,395)				(1,825,395)
자기주식의 처분		(5,978)	187,925				181,947
주식선택권		2,403	(63,955)				(61,552)
매도가능증권평가				698,339		190,711	889,050
지분법평가				145,503			145,503
해외사업환산손익				496,509		29,029	525,538
기타		(79,764)	(51,746)	2,214	23	1,472	(127,801)
2007.12.31(전기말)	897,514	6,574,995	(8,747,381)	1,875,385	51,065,174	4,306,221	55,971,908

과 목	자 본 금	연 결 자본잉여금	연 결 자본조정	연 결 기타포괄 손익누계액	연 결 이 익 잉여금	소 수 주 주 지 분	총 계
2008.1.1(당기초)	897,514	6,574,995	(8,747,381)	1,875,385	51,065,174	4,306,221	55,971,908
연차배당					(1,098,098)	(102,138)	(1,200,236)
처분후 이익잉여금					49,967,076	4,204,083	54,771,672
중간배당					(73,411)	(41,839)	(115,250)
유상증자등		37,370				221,516	258,886
연결실체의 변동						(318)	(318)
연결당기순이익					5,525,904	364,310	5,890,214
자기주식의 처분		4,039	247,357				251,396
주식선택권		2,306	(89,239)				(86,933)
매도가능증권평가				(578,674)		(121,288)	(699,962)
지분법평가				313		0	313
해외사업환산손익				2,527,591		207,537	2,735,128
기타		(29,849)	(7,750)	(16,539)	2	(27,056)	(81,192)
2008.12.31(당기말)	897,514	6,588,861	(8,597,013)	3,808,076	55,419,571	4,806,945	62,923,954

(4) 연결현금흐름표

제 40 기 2008. 1. 1 부터 2008. 12. 31 까지
제 39 기 2007. 1. 1 부터 2007. 12. 31 까지
제 38 기 2006. 1. 1 부터 2006. 12. 31 까지

(단위 : 백만원)

과 목	제 40 기	제 39 기	제 38 기
Ⅰ. 영업활동으로 인한 현금흐름	13,360,075	14,790,812	15,080,599
1. 당 기 순 이 익	5,890,214	7,922,981	8,193,659
2. 현금의 유출이 없는 비용등의 가산	14,206,113	11,034,114	9,432,420
가. 감가상각비	9,855,529	8,301,068	6,696,162
나. 무형자산상각비	239,662	196,460	176,631
다. 퇴직급여	543,980	615,586	522,926
라. 대손상각비	532,429	172,827	545,878
마. 외화환산손실	1,070,358	122,597	159,382
바. 지분법손실	209,357	274,874	31,396
사. 유형자산처분손실	62,292	71,964	54,270
아. 매도가능증권처분손실	26,991	1,768	3,647
자. 파생상품평가손실 등	59,971	154,391	158,155
차. 재고자산폐기손실 등	925,829	423,747	321,814
카. 전환권조정의 상각	-	53,708	69,861
타. 기타 현금의 유출이 없는 비용 등의 증가	679,715	645,124	692,298
3. 현금의 유입이 없는 수익등의 차감	(2,210,454)	(1,188,669)	(948,556)
가. 외화환산이익	447,885	128,580	238,194
나. 지분법이익	748,398	372,239	340,893
다. 상환할증금조정이익	-	177,158	-
라. 유형자산처분이익	110,962	107,542	84,629
마. 매도가능증권처분이익	139,010	95,117	70,929
바. 파생상품평가이익 등	58,273	122,526	103,556
사. 이연법인세자산(부채)로 인한 법인세비용의 감소	500,435	99,601	-
아. 기타 현금의 유입이 없는 수익 등의 차감	205,491	85,906	110,355
4. 영업활동으로 인한 자산・부채의 변동	(4,525,798)	(2,977,614)	(1,596,924)
가. 매출채권의 증가	(86,180)	(1,355,615)	(2,409,893)
나. 미수금의 감소(증가)	(563,107)	91,400	105,242
다. 미수수익의 감소(증가)	602,645	(51,501)	(3,295)
라. 선급금의 증가	(262,241)	(356,798)	(108,779)
마. 선급비용의 증가	(151,803)	(23,733)	(6,372)
바. 재고자산의 증가	(693,712)	(1,301,580)	(1,336,430)
사. 장기선급비용의 증가	(80,199)	(185,134)	(168,001)

과 목	제 40 기	제 39 기	제 38 기
아. 장·단기대출채권의 감소(증가)	(1,313,573)	(1,288,638)	364,223
자. 매입채무의 증가(감소)	(1,514,400)	464,720	882,643
차. 미지급금의 증가(감소)	662,329	(159,583)	74,731
카. 선수금의 증가(감소)	(283,425)	114,027	127,368
타. 예수금의 증가(감소)	(193,238)	83,496	(53,388)
파. 미지급비용의 증가(감소)	(207,881)	1,146,178	713,322
하. 미지급법인세의 증가(감소)	(751,619)	43,576	308,838
거. 장기미지급비용의 증가	408,324	198,601	139,471
너. 장기미지급금의 증가(감소)	(84,434)	81,746	153,578
더. 퇴직금의 지급	(301,887)	(338,137)	(184,845)
러. 퇴직보험예치금 등의 증가	(163,825)	(255,057)	(194,756)
머. 기타영업활동으로 인한 자산·부채의 변동	452,428	114,418	(581)
II. 투자활동으로 인한 현금흐름	(13,128,424)	(12,002,059)	(11,097,707)
1. 투자활동으로 인한 현금유입액	6,009,363	4,532,605	5,080,285
가. 단기금융상품의 순감소	1,445,781	-	564,016
나. 단기매도가능증권의 처분	3,576,436	3,028,477	3,718,317
다. 장기매도가능증권의 처분	188,332	82,198	22,625
라. 장기만기보유증권의 처분	31,234	49,124	75,211
마. 지분법적용투자주식 등의 처분	16,682	184,472	23,073
바. 보증금의 감소	331,686	220,898	185,757
사. 유형자산의 처분	295,287	491,701	344,797
아. 기타투자활동으로 인한 현금유입액	123,925	475,735	146,489
2. 투자활동으로 인한 현금유출액	(19,137,787)	(16,534,664)	(16,177,992)
가. 단기금융상품의 순증가	-	1,646,130	-
나. 단기매도가능증권의 취득	3,580,000	1,842,360	3,718,158
다. 장기매도가능증권의 취득	12,602	20,758	34,226
라. 지분법적용투자주식의 취득	-	127,080	142,904
마. 보증금의 증가	357,048	213,572	204,806
바. 유형자산의 취득	14,088,184	12,251,537	11,738,291
사. 무형자산의 취득	214,254	196,339	136,148
아. 기타투자활동으로 인한 현금유출액	885,699	236,888	203,459
III. 재무활동으로 인한 현금흐름	1,934,221	(1,599,812)	(3,889,230)
1. 재무활동으로 인한 현금유입액	5,577,501	4,357,536	3,939,766
가. 단기차입금의 순차입	668,383	798,134	-
나. 사채의 발행	3,259,925	1,642,086	2,588,029
다. 장기차입금의 차입	1,086,479	885,610	498,172

과 목	제 40 기	제 39 기	제 38 기
라. 주식선택권의 행사로 인한 자기주식의 처분	165,994	117,347	176,179
마. 연결자본거래로 인한 현금유입액	–	150,101	–
바. 기타재무활동으로 인한 현금유입액	396,720	764,258	677,386
2. 재무활동으로 인한 현금유출액	(3,643,280)	(5,957,348)	(7,828,996)
가. 단기차입금의 순상환	–	–	545,201
나. 유동성장기부채의 상환	1,826,860	2,767,259	4,183,020
다. 장기차입금의 상환	415,275	191,644	42,944
라. 현금배당금의 지급	1,315,486	819,110	831,789
마. 자기주식의 취득	–	1,825,395	1,812,879
바. 기타재무활동으로 인한 현금유출액	85,659	353,940	413,163
IV. 외화환산으로 인한 현금의 변동	813,514	419,005	30,125
V. 연결실체의 변동으로 인한 현금의 증가	3,263	2,016	15,423
VI. 현금의 증가	2,982,649	1,609,962	139,210
VII. 기초의 현금	5,831,989	4,222,027	4,082,817
VIII. 기말의 현금	8,814,638	5,831,989	4,222,027

3. 대손충당금 설정현황

가. 최근 3사업연도의 계정과목별 대손충당금 설정내역

(단위 : 백만원, %)

구 분	계정과목	채권 총액	대손충당금	대손충당금 설정률
제41기 3분기	매출채권	7,324,994	75,422	1.0
	단기대여금	44,968	461	1.0
	미수금	921,713	6,832	0.7
	선급금	1,174,716	1,804	0.2
	장기성매출채권	58,753	1,376	2.3
	장기대여금	117,898	1,152	1.0
	합 계	9,643,042	87,047	0.9
제40기	매출채권	3,125,355	35,515	1.1
	단기대여금	76,188	774	1.0
	미수금	1,011,182	8,220	0.8
	선급금	1,069,665	1,710	0.2
	장기성매출채권	18,095	969	5.4
	장기대여금	135,282	1,277	0.9
	합 계	5,435,767	48,465	0.9
제39기	매출채권	1,799,902	19,395	1.1
	단기대여금	55,411	566	1.0
	미수금	821,125	7,402	0.9
	선급금	861,905	2,192	0.3
	장기성매출채권	28,359	1,072	3.8
	장기대여금	178,617	1,730	1.0
	합 계	3,745,319	32,357	0.9

※ 채권총액은 현재가치할인차금 차감 후 금액임

나. 최근 3사업연도의 대손충당금 변동현황

(단위 : 백만원)

구 분	제41기 3분기	제40기	제39기
1. 기초 대손충당금 잔액합계	48,465	32,357	32,610
2. 순대손처리액(①-②±③)	85	1,338	637
① 대손처리액(상각채권액)	92	2,091	637
② 상각채권회수액	7	753	-
③ 기타증감액	-	-	-
3. 대손상각비 계상(환입)액	38,667	17,446	384
4. 기말 대손충당금 잔액합계	87,047	48,465	32,357

다. 매출채권관련 대손충당금 설정방침

1) 대손충당금 설정방침

대차대조표일 현재의 매출채권과 기타채권 잔액에 대하여 과거의 대손경험률과 장래의 대손예상액을 기초로 대손충당금을 설정

2) 대손경험률 및 대손예상액 산정근거

- 대손경험률: 과거 3개년 평균채권잔액에 대한 실제 대손 발생액을 근거로 대손 경험률을 산정하여 설정
- 대손예상액: 채무자의 파산, 강제집행, 사망, 실종등으로 회수가 불투명한 채권의 경우 회수가능성, 담보설정여부등을 고려하여 채권잔액의 1%초과~100% 범위에서 합리적인 대손 추산액 설정

· 대손추산액 설정기준

상황	설정율
분 쟁	25 %
수금의뢰	50 %
소 송	75 %
부 도	100 %

3) 대손처리기준: 매출채권 등에 대해 아래와 같은 사유발생시 실대손처리

- 파산, 부도, 강제집행, 사업의 폐지, 채무자의 사망, 실종등으로 인해 채권의 회수불능이 객관적으로 입증된 경우
- 소송에 패소하였거나 법적 청구권이 소멸한 경우
- 외부 채권회수 전문기관이 회수가 불가능하다고 통지한 경우
- 담보설정 부실채권, 보험Cover 채권은 담보물을 처분하거나 보험사로부터 보험금을 수령한 경우
- 회수에 따른 비용이 채권금액을 초과하는 경우

라. 3분기말 현재 경과기간별 매출채권잔액 현황

(단위 : 백만원)

구 분	6월 이하	6월 초과 1년 이하	1년 초과 3년 이하	3년 초과	계
금 액	7,289,344	71,282	21,855	1,266	7,383,747
구성비율	98.7%	1.0%	0.3%	0.0%	100.0%

※ 매출채권잔액은 현재가치할인차금 차감 후 금액임

4. 재고자산 현황 등

가. 최근 3사업연도의 재고자산의 사업부문별 보유현황

(단위 : 백만원)

사업부문	영업부문	계정과목	제41기 3분기	제40기	제39기	비고
	디지털미디어	상 품	143,587	78,874	83,679	
		제 품	55,934	31,934	18,098	
		재공품	3,164	5,109	7,741	
		원재료	99,846	142,675	123,477	
		기 타	98,192	35,424	37,824	
		소 계	400,723	294,016	270,819	
		상 품	40,309	46,813	38,361	
		제 품	124,703	68,980	26,188	

사업부문	영업부문	계정과목	제41기 3분기	제40기	제39기	비고
DMC 부문	통신	재공품	49,840	75,006	180,106	
		원재료	762,839	472,929	522,647	
		기 타	105,016	47,273	101,091	
		소 계	1,082,707	711,001	868,393	
	부문계	상 품	192,875	138,806	129,966	
		제 품	180,637	98,870	40,196	
		재공품	53,003	75,039	176,006	
		원재료	862,734	610,295	635,797	
		기 타	281,885	146,979	204,152	
		소 계	1,571,134	1,069,989	1,186,117	
DS 부문	반도체	상 품	9,705	595	2,384	
		제 품	299,102	388,042	307,312	
		재공품	1,174,576	1,427,707	1,117,301	
		원재료	283,551	361,989	324,375	
		기 타	61,232	61,425	65,258	
		소 계	1,828,166	2,239,758	1,816,630	
	LCD	상 품	1,739	-	1,038	
		제 품	177,476	62,296	41,247	
		재공품	281,669	220,168	88,713	
		원재료	116,910	179,297	146,280	
		기 타	45,580	23,086	18,053	
		소 계	623,374	484,847	295,331	
	부문계	상 품	11,444	595	3,422	
		제 품	476,578	452,382	352,649	
		재공품	1,475,835	1,662,752	1,229,542	
		원재료	400,474	547,113	482,044	
		기 타	108,078	84,917	83,866	
		소 계	2,472,409	2,747,759	2,151,523	
기 타		기 타	55	3	232	
		소 계	55	3	232	
합 계		상 품	204,318	139,401	133,387	
		제 품	657,215	551,252	392,845	
		재공품	1,528,838	1,737,791	1,405,548	
		원재료	1,263,208	1,157,408	1,117,842	
		기 타	390,019	231,899	288,250	
총 계			4,043,598	3,817,751	3,337,872	

사업부문	영업부문	계정과목	제41기 3분기	제40기	제39기	비고
총자산대비 재고자산 구성비율(%) [재고자산합계÷기말자산총계×100]			5.0%	5.3%	5.1%	
재고자산회전율(회수) [연환산 매출원가÷{(기초재고+기말재고)÷2}]			17.1회	15.5회	14.3회	

※ 사업부문 구분은 제41기 3분기 기준으로 40기 및 39기를 재작성하였습니다.

나. 재고자산의 실사내역 등

1) 실사일자

- 6월말 및 11월말 기준으로 매년 2회 재고자산 실사 실시
- 재고조사시점인 11월말과 기말시점의 재고자산 변동내역은 해당기간 전체 재고의 입출고 내역의 확인을 통해 대차대조표일기준 재고자산의 실재성을 확인함.

2) 실사방법

- 사내보관재고 : 폐창식 전수조사 실시
  ※ 반도체(LCD포함)라인재고 및 자동화창고보관 SVC자재는 표본조사
- 사외보관재고
  제3자 보관재고, 운송중인재고에 대해선 전수로 물품보유확인서 또는 장치확인서 징구 및 표본조사 병행
- 외부감사인은 당사의 재고실사에 입회· 확인하고 일부 항목에 대해 표본추출하여 그 실재성 및 완전성 확인함.

3) 장기체화재고등 내역

재고자산의 시가가 취득원가보다 하락한 경우에는 저가법을 사용하여 재고자산의 대차대조표가액을 결정하고 있으며, 당기말 현재 재고자산에 대한 평가내역은 다음과 같음.

(단위 : 백만원)

계정과목	취득원가	보유금액	당기 평가손실	기말잔액	비 고
상 품	214,133	214,133	9,815	204,318	
제 품	708,701	708,701	51,486	657,215	

계정과목	취득원가	보유금액	당기 평가손실	기말잔액	비 고
재공품	1,664,769	1,664,769	135,931	1,528,838	
원재료	1,312,298	1,312,298	49,090	1,263,208	
저장품	265,910	265,910	7,635	258,275	
미착품	131,744	131,744	-	131,744	
합 계	4,297,555	4,297,555	253,957	4,043,598	

【 전문가의 확인 】

1. 전문가의 확인

- 해당사항 없음 -

2. 전문가와의 이해관계

- 해당사항 없음 -